07024909

CV TECHNOLOGIES INC.

CV Technologies develops and manufactures evidence based natural health products for disease prevention and health maintenance.

June 21, 2007

Securities and Exchange Commission
100 F Street North East
Washington, D.C. 20549

SUPPL

Re: Compliance with Rule 12g3-2(b) Exemption
CV Technologies Inc. – File No. 82-35059

Enclosed please find attached copies of documents that have been electronically filed with the Canadian Securities regulatory authorities through the System for Electronic Document Analysis and Retrieval (SEDAR).

SEDAR

Date of Filing	Document	Document Dated
June 21, 2007	Form 52-109F2 Certification of Interim Filings for the interim period ending March 31, 2007 - CFO Sedar Filing Confirmation attached	June 21 2007
June 21, 2007	Form 52-109F2 Certification of Interim Filings for the interim period ending March 31, 2007 – CEO Sedar Filing Confirmation attached	June 21 2007

Please acknowledge receipt of our submission by returning the additional copy of our covering letter. For your convenience we have attached a self-addressed stamped envelope. If you have any questions please do not hesitate to contact me.

PROCESSED
JUL 09 2007
THOMSON
FINANCIAL

Sincerely,

Ms. Jane Tulloch
Director, Investor Relations
and Corporate Secretary
CV Technologies Inc.
Direct Line: (780) 577-3724

Enclosure

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

CFO Certification
Form 52-109F2 *Certification of Interim Filings*

I, **Gordon A. Brown, Chief Financial Officer, CV Technologies Inc**., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of CV Technologies Inc., (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

June 21, 2007

Gordon A. Brown, CGA
Chief Financial Officer

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

CEO Certification
Form 52-109F2 *Certification of Interim Filings*

I **Dr. Jacqueline J. Shan, Chief Executive, CV Technologies Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of CV Technologies Inc., (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: June 21, 2007

Jacqueline J. Shan, PhD., DSc.
Chief Executive Officer

System for Electronic Document Analysis and Retrieval

Project Detail for Project #: (01118994)

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

Other Issuer Cover Page

Project #: 01118994

Filing Type: Interim Certificates

Issuer Name: 00010701 CV Technologies Inc.

Filing Subscriber Name: Blake, Cassels & Graydon LLP - Calgary

Financial Period Ended: 03/31/2007

Financial Period Date Relates to: 2nd quarter (6 mos.) ended

Subscriber Information

Contact

Contact: Ainsley Rice (N. Chernenkoff)

Tel: (403)260-9781 **Ext:**
Fax: (403)260-9700

Email ID: ainsley.rice@blakes.com

Subscriber

Company Name: Blake, Cassels & Graydon LLP - Calgary

Department: Blake, Cassels & Graydon - Calgary

Street: 3500 Bankers Hall

855 2nd Street S.W.

City: Calgary

Province: Alberta

Country: Canada

Postal Code: T2P 4J8

System for Electronic Document Analysis and Retrieval

Project Detail for Project #: (01118994)

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

Subscriber Information (continued)

User Name: Chernenkoff, Nada

Tel: (403)260-9745 **Ext:**
Fax: (403)260-9700

Userid: bcgf0330

Recipient Agencies List

Recipient Agencies	Principal
British Columbia	
Alberta (ASC)	X
Ontario	

Status List

Recipient Agencies	Status	Date / Time
British Columbia	Filed with SEDAR	06/14/2007 18:28:08
Alberta (ASC)	Filed with SEDAR	06/14/2007 18:28:08
Ontario	Filed with SEDAR	06/14/2007 18:28:08
British Columbia	Received by Agency	06/14/2007 19:03:49
Alberta (ASC)	Received by Agency	06/14/2007 18:51:51
Ontario	Received by Agency	06/14/2007 18:31:04
Ontario	Received by Agency	06/14/2007 18:31:05

Submission List

Submission #	Submission Type	Date / Time
00000001	Interim Certificates	06/14/2007 18:28:08
00000002	Interim Certificates	06/21/2007 14:50:03

System for Electronic Document Analysis and Retrieval

Project Detail for Project #: (0111

Document List

Form 52-109F2 - Certification of Interim Filings - CEO
Access Public
Submission # 00000002
Client File Name C:\A-SEDAR\CVT\CEO-Q2-AmendedCert.pdf

Form 52-109F2 - Certification of Interim Filings - CFO
Access Public
Submission # 00000002
Client File Name C:\A-SEDAR\CVT\CFO-Q2-AmendedCert.pdf

CV TECHNOLOGIES INC.

CV Technologies develops and manufactures evidence based natural health products for disease prevention and health maintenance.

June 20, 2007

Securities and Exchange Commission
100 F Street North East
Washington, D.C. 20549

Re: Compliance with Rule 12g3-2(b) Exemption
CV Technologies Inc. – File No. 82-35059

Enclosed please find attached copies of documents that have been electronically filed with the Canadian Securities regulatory authorities through the System for Electronic Document Analysis and Retrieval (SEDAR).

SEDAR

Date of Filing	**Document**	**Document Dated**
June 14, 2007	News Release – CV Technologies – Maker of COLD-fX® – Files Restated Financial Statements for Fiscal 2006 and First Quarter of Fiscal 2007, Announces Second Quarter Results Sedar Filing Confirmation attached.	June 14 , 2007
June 14, 2007	Audited Annual Financial Statements (Amended) Restated September 30, 2006 Sedar Filing Confirmation attached	June 14, 2007
June 14, 2007	Management's Discussion & Analysis (Amended) Annual Report September 30, 2006 Sedar Filing Confirmation attached	June 14, 2007
June 14, 2007	Form 52-109F1 – Certification of Annual Filings for the period ending September 30, 2006 – CFO Sedar Filing Confirmation attached	June 14, 2007
June 14, 2007	Form 52-109F1 – Certification of Annual Filings for the period ending September 30, 2006 – CEO Sedar Filing Confirmation attached	June 14, 2007
June 14, 2007	Interim Financial Statements (Restated) December 31, 2006 Sedar Filing Confirmation attached	June 14, 2007

June 14, 2007	Management's Discussion and Analysis (Amended) December 31, 2006 Sedar Filing Confirmation attached	June 14, 2007
June 14, 2007	Form 52-109F2 – Certification of Interim Filings for the period ending December 31, 2006 - CFO Sedar Filing Confirmation attached	June 14, 2007
June 14, 2007	Form 52-109F2 – Certification of Interim Filings for the period ending December 31, 2006 - CEO Sedar Filing Confirmation attached	June 14, 2007
June 14, 2007	Interim Financial Statements March 31, 2007 Sedar Filing Confirmation attached	June 14, 2007
June 14, 2007	Management's Discussion and Analysis March 31, 2007 Sedar Filing Confirmation attached	June 14, 2007
June 14, 2007	Form 52-109F2 Certification of Interim Filings for the period ending March 31, 2007 - CFO Sedar Filing Confirmation attached	June 14, 2007
June 14, 2007	Form 52-109F2 Certification of Interim Filings for the period ending March 31, 2007 – CEO Sedar Filing Confirmation attached	June 14, 2007
June 15, 2007	Interim Financial Statements (Amended) March 31 2007 Sedar Filing Confirmation attached	June 14, 2007
June 15 , 2007	CV Technologies Confirms Interim Cease Trading Order Extension By the Alberta Securities Commission and Correction to Segmented Comparative Revenue Sedar Filing Confirmation attached.	June 15, 2007

CV TECHNOLOGIES INC.
CV Technologies develops and manufactures evidence based natural health products for disease prevention and health maintenance.

Please acknowledge receipt of our submission by returning the additional copy of our covering letter.
For your convenience we have attached a self-addressed stamped envelope. If you have any questions please do not hesitate to contact me.

Sincerely,

Ms. Jane Tulloch
Director, Investor Relations
and Corporate Secretary
CV Technologies Inc.
Direct Line: (780) 577-3724

Enclosure

CV TECHNOLOGIES INC.

CV Technologies develops and manufactures evidence based natural health products for disease prevention and health maintenance.

June 20, 2007

Securities and Exchange Commission
100 F Street North East
Washington, D.C. 20549

Re: Compliance with Rule 12g3-2(b) Exemption
CV Technologies Inc. – File No. 82-35059

Enclosed please find attached copies of documents that have been electronically filed with the Canadian Securities regulatory authorities through the System for Electronic Document Analysis and Retrieval (SEDAR).

SEDAR

Date of Filing	**Document**	**Document Dated**
June 14, 2007	News Release – CV Technologies – Maker of COLD-fX® – Files Restated Financial Statements for Fiscal 2006 and First Quarter of Fiscal 2007, Announces Second Quarter Results Sedar Filing Confirmation attached.	June 14 , 2007
June 14, 2007	Audited Annual Financial Statements (Amended) Restated September 30, 2006 Sedar Filing Confirmation attached	June 14, 2007
June 14, 2007	Management's Discussion & Analysis (Amended) Annual Report September 30, 2006 Sedar Filing Confirmation attached	June 14, 2007
June 14, 2007	Form 52-109F1 – Certification of Annual Filings for the period ending September 30, 2006 – CFO Sedar Filing Confirmation attached	June 14, 2007
June 14, 2007	Form 52-109F1 – Certification of Annual Filings for the period ending September 30, 2006 – CEO Sedar Filing Confirmation attached	June 14, 2007
June 14, 2007	Interim Financial Statements (Restated) December 31, 2006 Sedar Filing Confirmation attached	June 14, 2007

June 14, 2007	Management's Discussion and Analysis (Amended) December 31, 2006 Sedar Filing Confirmation attached	June 14, 2007
June 14, 2007	Form 52-109F2 – Certification of Interim Filings for the period ending December 31, 2006 - CFO Sedar Filing Confirmation attached	June 14, 2007
June 14, 2007	Form 52-109F2 – Certification of Interim Filings for the period ending December 31, 2006 - CEO Sedar Filing Confirmation attached	June 14, 2007
June 14, 2007	Interim Financial Statements March 31, 2007 Sedar Filing Confirmation attached	June 14, 2007
June 14, 2007	Management's Discussion and Analysis March 31, 2007 Sedar Filing Confirmation attached	June 14, 2007
June 14, 2007	Form 52-109F2 Certification of Interim Filings for the period ending March 31, 2007 - CFO Sedar Filing Confirmation attached	June 14, 2007
June 14, 2007	Form 52-109F2 Certification of Interim Filings for the period ending March 31, 2007 – CEO Sedar Filing Confirmation attached	June 14, 2007
June 15, 2007	Interim Financial Statements (Amended) March 31 2007 Sedar Filing Confirmation attached	June 14, 2007
June 15 , 2007	CV Technologies Confirms Interim Cease Trading Order Extension By the Alberta Securities Commission and Correction to Segmented Comparative Revenue Sedar Filing Confirmation attached.	June 15, 2007

CV TECHNOLOGIES INC.
CV Technologies develops and manufactures evidence based natural health products for disease prevention and health maintenance.

Please acknowledge receipt of our submission by returning the additional copy of our covering letter.
For your convenience we have attached a self-addressed stamped envelope. If you have any questions please do not hesitate to contact me.

Sincerely,

Ms. Jane Tulloch
Director, Investor Relations
and Corporate Secretary
CV Technologies Inc.
Direct Line: (780) 577-3724

Enclosure

9411 – 20th Avenue, Edmonton AB, T6N 1E5 ~ Tel: 780-432-0022 ~ Fax:780-432-7772 ~
E-mail: info@cvtechnologies.com ~ www.cvtechnologies.com

CV TECHNOLOGIES INC.

NEWS RELEASE

CV TECHNOLOGIES – MAKER OF COLD-fX® - FILES RESTATED FINANCIAL STATEMENTS FOR FISCAL 2006 AND FIRST QUARTER OF FISCAL 2007; ANNOUNCES SECOND QUARTER RESULTS

For Immediate Release

EDMONTON, AB (June 14, 2007) CV Technologies Inc. (TSX:CVQ) today released restatements of its previously reported consolidated financial statements for the year ended September 30, 2006 and interim consolidated financial statements for the three month period ended December 31, 2006. The restatement of the Company's consolidated financial statements followed an internal review of the Company's revenue recognition policy as it related to product returns in the U.S. and its effect on the Company's consolidated financial statements. The Company is also releasing the interim consolidated financial statements for the three month period ended March 31, 2007.

In the fourth quarter of fiscal year 2006, the Company entered the U.S. market and recognized revenue with the same revenue recognition criteria as used in Canada, a market with a strong history and nominal product returns. Given that the U.S. was a new market and that COLD-fX® was a new product for this market, the Company has now realized that in the absence of any history of returns, the criteria to recognize revenue were not met. The appropriate application of the revenue recognition policy would have prevented the recognition of such revenues until the right of return had expired.

Analysis of the Company's revenue recognition policy following the determination of slower than anticipated consumer product purchases in the U.S., indicated a greater than anticipated risk of product return. Prior to this restatement, the Company recorded revenue from the U.S. with estimates for product returns. However, actual experience has now indicated that there was significant uncertainty in estimating product returns from this new market. That uncertainty resulted in underestimating the amount of product returns and correspondingly overestimating revenue from product sales. The reporting of product sales is now undertaken to ensure that the recognition of revenue does not occur until the risk of product returns is substantially eliminated.

The Board of Directors of CV Technologies has determined that a restatement of the Company's consolidated financial statements and the appropriate application of its revenue recognition policy was warranted to correct the effects of this policy application, to ensure consistency with GAAP, and to correct an overstatement of U.S. product sales. The effect of the restatement, including the identification and correction of related misstatements in the previously issued consolidated

financial statements, are reflected in the Company's restated consolidated financial statements and accompanying notes.

The appropriate application of the revenue recognition policy also affected the Company's policy on the translation of foreign currencies. Given the effects of the restatement and the change in the financial condition of its wholly owned subsidiaries, the Company has re-evaluated its classification of its foreign subsidiaries as self-sustaining. The Company concluded that Cold-fX Pharmaceuticals (USA) Inc. and fX Life Sciences International GmbH should be classified as integrated rather than self-sustaining foreign operations. The translation of these subsidiaries, which operate in U.S. dollars, has been amended from the current rate method to the temporal method.

Summary of Restatements

The reversal of U.S. product sales in the fourth quarter of fiscal 2006 decreased the year's revenue by $5.6 million and decreased net earnings for the year by $3.5 million to $639 thousand.

Summary of Restated Financial Information
(in $ thousands)

Fiscal Year 2006 Sep 30, 2006	**Previously Reported**	**Adjustments**	**As Restated**
Net revenue	46,973	**(5,586)**	**41,387**
Gross margin	32,312	**(4,212)**	**28,100**
Gross margin %	68.8%	**(0.9)%**	**67.9%**
Earnings (loss) before tax	8,407	**(4,267)**	**4,140**
Earnings (loss) after tax	4,137	**(3,498)**	**639**
Earnings (loss) per share – Basic	$0.04	**$(0.03)**	**$0.01**
Earnings (loss) per share – Diluted	$0.04	**$(0.03)**	**$0.01**
Cash flow from operations	4,180	**-**	**4,180**
Cash position	7,913	**-**	**7,913**
Total assets	44,335	**(1,203)**	**43,132**
Total liabilities	17,372	**2,235**	**19,607**
Shareholders' equity	26,963	**(3,438)**	**23,525**
Working capital	19,823	**(3,438)**	**16,385**
Common shares outstanding	102,773,340		**102,773,340**

The reversal of product sales in the first quarter of fiscal 2007 decreased revenue by $2.5 million and increased the loss by $2.0 million to $3.6 million.

Summary of Restated Financial Information
(in $ thousands)

First Quarter 2007 Dec 31, 2006	**Previously Reported**	**Adjustments**	**As Restated**
Net revenue	25,151	**(2,536)**	**22,615**
Gross margin	18,261	**(1,551)**	**16,710**
Gross margin %	72.6%	**1.3%**	**73.9%**
Earnings (loss) before tax	1,789	**(2,530)**	**(741)**
Earnings (loss) after tax	(1,557)	**(2,027)**	**(3,584)**
Comprehensive (loss)	(1,587)	**(1,997)**	**(3,584)**
Earnings (loss) per share – Basic	$(0.02)	**$(0.01)**	**$(0.03)**
Earnings (loss) per share – Diluted	$(0.01)	**$(0.02)**	**$(0.03)**
Cash flow from operations	13,420	**-**	**13,420**
Cash position	19,885	**-**	**19,885**
Total assets	57,374	**2,704**	**60,078**
Total liabilities	31,175	**8,160**	**39,335**
Shareholders' equity	26,199	**(5,456)**	**20,743**
Working capital	17,655	**(5,421)**	**12,234**
Common shares outstanding	103,525,506		**103,525,506**

Second Quarter Interim Results

Second quarter loss before tax was $2.1 million compared to net earnings of $2.1 million for the same quarter in the prior year. The loss after tax was $3.3 million compared to net earnings of $1.0 million for the same quarter in the previous year.

The second quarter sales compared to the same period last year decreased by $3.1 million, as a decline in cold and flu activity slowed customer replenishment orders in the second quarter. Sales for the first six months of fiscal year 2007 increased 2.0% to $30.5 million from the same period in the prior year. A national decrease of 9% in the number of respiratory illnesses (Flu/Cold/Respiratory Illness Activity Notification Program from Surveillance Data Intelligence (SDI) for the 28-week period ending March 23, 2007) contributed to a decline in consumer demand. The decrease in cold and flu activity was most pronounced in Western Canada, historically the leading sales region for COLD-fX®.

Summary of Interim Results
(In $ thousands)

Fiscal Year 2007	2nd Quarter Mar 31, 2006	2nd Quarter Mar 31, 2007	Year to Date Mar 31, 2006	Year to Date Mar 31, 2007
Net revenue	10,915	**7,850**	29,855	**30,464**
Gross margin	8,253	**5,569**	21,668	**22,279**
Gross margin %	75.6%	**70.9%**	72.6%	**73.1%**
Earnings (loss) before tax	2,087	**(2,123)**	9,550	**(2,864)**
Earnings (loss) after tax	987	**(3,296)**	5,403	**(6,880)**
Earnings (loss) per share – Basic	$0.01	**$(0.03)**	$0.05	**$(0.07)**
Earnings (loss) per share – Diluted	$0.01	**$(0.03)**	$0.05	**$(0.07)**
Cash flow from operations	3,998	**(6,312)**	15,571	**7,109**
Cash position	21,274	**11,431**	21,274	**11,431**
Total assets	34,277	**49,254**	34,277	**49,254**
Working capital	23,995	**7,654**	23,995	**7,654**
Common shares outstanding	102,033,340	**103,551,006**	102,033,340	**103,551,006**

Reference should be made to the complete set of Restated and Interim Financial Reports that will be made available on SEDAR (www.sedar.com) and on the Company's website at www.cvtechnologies.com.

With cash invested in higher than anticipated inventory and slowing sales in the summer, the Company anticipates additional funding will be required for continued operations this summer. On June 12, 2007, the Company entered into a commitment letter providing for a demand operating line of credit up to a maximum of $10 million based on margining of accounts receivable and inventory and financing of the new corporate headquarters building up to $6.1 million. Inventory has a maximum limit of $6.0 million or 50-65% of inventory value, whichever is lower. The higher limit in inventory will fund operations through to the next selling season. The availability of this credit facility is conditional upon the finalization of typical definitive documentation. The Company plans to repackage some of the excess U.S. inventory for sale in Canada.

Management continues to explore and develop financing alternatives to strengthen the Company including raising funds through a share offering. Until the Alberta Securities Commission, the British Columbia Securities Commission and the Ontario Securities Commission lift the existing cease trade orders, the Company cannot currently access equity financing. The filing of the

Company's financial restatements today is part of a process to meet the conditions for enabling the lifting of the cease trade orders.

Looking Forward

The Company has undertaken a number of initiatives to strengthen its operations. The Company is restructuring the senior management team and appointed Ross Montagano as its Chief Operating Officer effective in late May. Mr. Montagano, a Carleton University graduate, is a proven senior executive with extensive sales and marketing experience who has built and managed high performance teams at companies such as Pitney Bowes and Aramark. The Company is currently recruiting for the position of Vice President of Sales and is in the process of creating a senior executive advisory team that would include independent business professionals.

The Company is aligning its U.S. investment strategy with sales, and is implementing a marketing plan that is more targeted to health conscious consumers and their influencers. Management is implementing a number of sales, marketing and public relations strategies and programs to achieve these goals, including the launch of new products in Canada later this year. It also includes the pursuit of strategic marketing and distribution partners for the U.S.

The Company continues to manage its operating expenses and contain and reduce costs for the remainder of 2007. The Company is also realigning its manufacturing priorities with the objective of converting existing inventory into cash as soon as possible. This plan includes shipping excess U.S. inventory to Canada for repackaging and sale. COLD-fX®, which has a 5-year shelf life, was bottled for sale in the United States and has undergone the same quality testing as products produced in Canada and can easily be repackaged for sale in Canada. The Company will continue to pursue its application for refund of U.S. duties paid. COLD-fX® remains the number one selling cold and flu remedy in Canada, according to ACNielsen.*

"Our business goals are clear", says Dr. Jacqueline Shan, president, CEO and Chief Scientific Officer. "We will be working to convert large inventories to cash, we will be continuing to reduce operating expenses, and we are working diligently to seek a strategic business partner in the U.S. Under the direction of Ross Montagano, our recently appointed Chief Operating Officer, we will be in a stronger position to execute more targeted marketing campaigns to health conscious consumers. We will do this by taking advantage of our core scientific foundation and improved business operating activities. COLD-fX® continues to be the number one selling cold and flu remedy in Canada. Our Company is in a solid position with retailers and consumers and we believe the future is bright."

ABOUT CV TECHNOLOGIES INC.

CV Technologies, founded in 1992, is a global leader in the development and commercialization of naturally derived, evidence based, natural therapeutics for disease prevention and health maintenance. The Company's lead product - COLD-fX - strengthens the immune system and is widely used in Canada as a leading over the counter (OTC) remedy for preventing and relieving cold and flu infections. A comprehensive treatment claim approved by Health Canada for COLD-fX states that it "helps reduce the frequency, severity and duration of cold and flu symptoms by boosting the immune system." Such therapeutic claims require support by randomized, double-blinded, placebo-controlled clinical trials which are the highest level of scientific evidence. COLD-fX, with its unique and patented mechanism of action is standardized according to the Company's ChemBioPrint (CBP) process. The CBP process precisely identifies the chemical profile and biological activity of multi-active compounds in evidence-based natural therapeutics, while providing a manufacturing protocol that ensures each batch of the final product delivers verifiable and provable health benefits. International manufacturing, marketing, patents and trademarks are held by fX Life Sciences International GmbH. COLD-fX is distributed and sold in the U.S. by COLD-fX Pharmaceuticals (USA) Inc. after receiving clearance from the FDA as a New Dietary Ingredient. Both companies are wholly-owned subsidiaries of CV Technologies Inc. fX Life Sciences International GmbH and COLD-fX Pharmaceuticals (USA) Inc. maintain a call center for product information: 1-877-490-3300.

*ACNielsen's MarketTrack Drug Service for Cold Remedies, Natural Supplements & Vitamins Categories for the 52 week period ending September 2, 2006

MEDIA CONTACT:

Warren Michaels
Vice President, Media Relations
CV Technologies Inc.
1-780-432-0022
warren.michaels@cvtechnologies.com

INVESTOR CONTACT:

Jane Tulloch
Director, Investor Relations
CV Technologies Inc.
1-780-577-3724
jane.tulloch@cvtechnologies.com
www.cvtechnologies.com
www.coldfx.com

Please Note:
Details of an investor conference call will be announced in the next few days.

System for Electronic Document Analysis and Retrieval

Project Detail for Project #: (01118[illegible]

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

Other Issuer Cover Page

Project #: 01118983

Filing Type: News Releases

Issuer Name: 00010701 CV Technologies Inc.

Filing Subscriber Name: Blake, Cassels & Graydon LLP - Calgary

CD Rule : National Instrument 51-102

Subscriber Information

Contact

Contact: Ainsley Rice (N. Chernenkoff)

Tel: (403) 260-9781 **Ext:**
Fax: (403) 260-9700

Email ID: ainsley.rice@blakes.com

Subscriber

Company Name: Blake, Cassels & Graydon LLP - Calgary

User Name:

Userid: bcgf0330

Recipient Agencies List

Recipient Agencies	Principal
British Columbia	
Alberta (ASC)	X
Ontario	

System for Electronic Document Analysis and

Project Detail for Project #: (01118983)

Status List

Recipient Agencies	Status	Date / Time
British Columbia	Filed with SEDAR	06/14/2007 18:19:51
Alberta (ASC)	Filed with SEDAR	06/14/2007 18:19:51
Ontario	Filed with SEDAR	06/14/2007 18:19:51

Submission List

Submission #	Submission Type	Date / Time
00000001	News Releases	06/14/2007 18:19:51

Document List

News release - English
Access Public
Submission # 00000001
Client File Name C:\A-SEDAR\CVT\PressRelease.pdf

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

CV Technologies Inc.
Consolidated Financial Statements
(Restated)
September 30, 2006

Grant Thornton

Grant Thornton LLP
Chartered Accountants
Management Consultants
Canadian Member of
Grant Thornton International

Auditors' Report

To the Shareholders of
CV Technologies Inc.

We have audited the consolidated balance sheets of CV Technologies Inc. as at September 30, 2006 and 2005 and the consolidated statements of loss, deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2006 and 2005 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The previous audit report dated December 6, 2006 has been withdrawn and the consolidated financial statements have been restated, see Note 2.

Grant Thornton LLP
Chartered Accountants

Edmonton, Canada
December 6, 2006, (except as to Note 2, which is as of April 30, 2007)

1401 Scotia Place 2
10060 Jasper Avenue
Edmonton, Alberta
T5J 3R8
Tel: (780) 422-7114
Fax: (780) 426-3208
E-mail: Edmonton@GrantThornton.ca

CV Technologies Inc.
Consolidated Statements of Earnings
Years ended September 30

	2006 (Restated – Note 2)	2005
Product sales	$ 41,387,088	$ 31,850,112
Cost of goods sold	13,286,800	7,730,873
Gross margin	28,100,288	24,119,239
Operating expenses		
Advertising and marketing	8,140,050	5,209,758
Contracting, consulting and professional fees	4,018,164	1,275,246
Salaries and employee benefits	3,557,965	1,830,809
Stock-based compensation	2,714,137	2,941,794
Research and development	2,620,947	1,891,776
Administration, occupancy and insurance	1,998,398	1,265,305
Public relations and business promotion	458,813	456,291
Amortization of deferred development costs	361,601	271,201
Amortization of patents, registered trademarks and property and equipment	312,438	173,886
Interest and bank charges	60,626	35,034
Loss (gain) on foreign exchange	60,328	(44,533)
Bad debts	41,387	61,656
Lease settlement (Note 25)	-	151,103
Acquisition costs (Note 4)	-	137,922
	24,344,854	15,657,248
Earnings before other revenue, other expense and income taxes	3,755,434	8,461,991
Other revenue and expense		
Interest revenue	411,342	48,955
Foreign currency translation adjustment (Note 19)	83	-
Other items	(26,955)	24,921
	384,470	73,876
Earnings before income taxes	4,139,904	8,535,867
Income taxes		
Current (Note 20)	3,301,238	-
Future (recovery) (Note 20)	199,650	(1,557,371)
	3,500,888	(1,557,371)
Net earnings	$ 639,016	$ 10,093,238
Earnings per share (Note 16)		
Basic earnings per share	$ 0.01	$ 0.10
Diluted earnings per share	$ 0.01	$ 0.09

See accompanying notes to the consolidated financial statements

CV Technologies Inc.
Consolidated Statements of Deficit
Years ended September 30

	2006 (Restated – Note 2)	2005
Deficit, beginning of year	$ (6,017,395)	$ (14,250,917)
Change in accounting policy (Note 3)	-	(1,859,716)
As restated	(6,017,395)	(16,110,633)
Net earnings	639,016	10,093,238
Deficit, end of year	$ (5,378,379)	$ (6,017,395)

See accompanying notes to the consolidated financial statements

CV Technologies Inc.
Consolidated Balance Sheets
September 30

	2006 (Restated - Note 2)	2005
Assets		
Current		
Cash	$ 7,913,281	$ 5,951,981
Accounts receivable	6,707,356	6,293,660
Inventory (Note 5)	18,425,505	7,636,637
Prepaid expenses and deposits	1,199,524	49,977
Future income taxes (Note 20)	1,001,590	802,068
	35,247,256	20,734,323
Patents and registered trademarks (Note 6)	873,730	876,704
Property, plant and equipment (Note 7)	3,192,172	519,763
Deferred development costs	1,175,204	1,536,805
Prepaid intra-group tax asset (Note 8)	2,643,506	-
Future income taxes (Note 20)	-	49,026
	$ 43,131,868	$ 23,716,621
Liabilities		
Current		
Accounts payable and accruals	$ 11,600,073	$ 3,778,378
Customer deposits on product shipped with right-of-return (Note 10)	1,773,559	-
Current income taxes payable	5,233,698	-
Current portion of obligations under capital leases (Note 11)	14,114	25,123
Current portion of lease inducement	3,923	3,095
Future income taxes (Note 20)	237,347	-
	18,862,714	3,806,596
Future income taxes (Note 20)	112,800	-
Deferred revenue (Note 12)	150,000	30,000
Obligations under capital leases (Note 11)	471,298	27,939
Lease inducement	10,444	11,668
	19,607,256	3,876,203
Shareholders' Equity		
Share capital (Note 14)	22,433,106	21,936,227
Contributed surplus (Note 15)	6,469,885	3,921,586
Deficit	(5,378,379)	(6,017,395)
	23,524,612	19,840,418
	$ 43,131,868	$ 23,716,621
Commitments (Note 22)		

See accompanying notes to the consolidated financial statements

On behalf of the Board

Director (Signed) Gordon Tallman   Director (Signed) Harry Buddle

CV Technologies Inc.
Consolidated Statements of Cash Flows
Years ended September 30

	2006 (Restated – Note 2)	2005
Operating		
Net earnings	$ 639,016	$ 10,093,238
Items not affecting cash		
Stock-based compensation	2,714,137	2,941,794
Future income tax (recovery)	199,650	(1,557,371)
Amortization of deferred development costs	361,601	271,201
Amortization of patents, registered trademarks and property and equipment	312,438	173,886
Lease inducement	(396)	(35,261)
Gain on disposal of property and equipment	-	(20,166)
Acquisition costs	-	137,922
Lease settlement	-	151,103
	4,226,446	12,156,346
Change in non-cash operating working capital		
Accounts receivable	(413,696)	(3,583,487)
Inventory	(10,788,868)	(5,237,971)
Prepaid expenses and deposits	(1,149,547)	239,791
Prepaid intra-group tax asset	(2,643,506)	-
Accounts payable and accruals	7,821,698	2,549,395
Current income taxes payable	5,233,698	-
Customer deposits on product shipped with right-of-return	1,773,559	-
Deferred revenue	120,000	-
	4,179,784	6,124,074
Financing		
Payments on obligations under capital leases	(34,812)	(20,810)
Issuance of share capital	331,041	2,151,078
Repayment of demand loan	-	(1,275,000)
	296,229	855,268
Investing		
Purchase of property, plant and equipment	(2,439,641)	(428,219)
Purchase of patents and registered trademarks	(75,072)	(98,935)
Purchase of remaining shares of ChemBioPrint Asia Limited	-	(143,837)
Payment for lease settlement	-	(175,400)
	(2,514,713)	(846,391)
Increase in cash	1,961,300	6,132,951
Cash (bank indebtedness)		
Beginning of year	5,951,981	(180,970)
End of year	$ 7,913,281	$ 5,951,981

Supplemental cash flow information (Note 17)

See accompanying notes to the consolidated financial statements

1. Nature of operations and basis of presentation

CV Technologies Inc. is a publicly owned company that develops and sells biopharmaceutical and health supplement products. It is incorporated under the Business Corporations Act (Alberta), and trades on the Toronto Stock Exchange under the symbol "CVQ". The head office and research centre is located in Edmonton, Alberta, Canada.

The Company has subsidiary companies incorporated and operating in the United States, Switzerland and Canada. COLD-fX Pharmaceuticals (USA) Inc. is incorporated in Delaware, United States with an office in Chicago, Illinois. fX Life Sciences International GmbH is incorporated under the Swiss Code of Obligations with an office in Zug, Switzerland. CVT Capital Inc. is incorporated under the Business Corporations Act (Alberta) with operations in Edmonton, Alberta, Canada.

2. Restatement

The Company recognizes revenue in accordance with the revenue recognition criteria as described in Note 3, Summary of Significant Accounting Policies. In applying this policy, revenue cannot be recognized unless returns can be reasonably estimated or the right of return has expired. Prior to this restatement, the Company recorded revenue from the United States with estimates for product returns. However, subsequent experience has now indicated that there was significant uncertainty in estimating product returns from this new market. This uncertainty should have precluded the recognition of revenue until the risk of return was substantially eliminated.

The appropriate application of the revenue recognition policy also affected the Company's policy on the translation of foreign currencies. Given the effects of the restatement and the change in the financial condition of its wholly owned subsidiaries, the Company has re-evaluated its classification of its foreign subsidiaries as self sustaining. The Company has concluded that COLD-fX Pharmaceuticals (USA) Inc. and fX Life Sciences International GmbH should have been classified as integrated rather than self sustaining foreign operations. The translation of these subsidiaries, which operate in US dollars, has been updated from the current rate method to the temporal method.

2. Restatement (cont'd)

The appropriate application of the revenue recognition policy had the following effect on the consolidated financial statements:

Consolidated Statement of Earnings
Year ended September 30, 2006

	As previously reported	Adjustments	As restated
Product sales	$ 46,973,073	$ (5,585,985)	$ 41,387,088
Cost of goods sold	14,661,462	(1,374,662)	13,286,800
Gross margin	32,311,611	(4,211,323)	28,100,288
Operating expenses	24,289,462	55,392	24,344,854
Earnings before other revenue, other expense and income taxes	8,022,149	(4,266,715)	3,755,434
Other revenue and expenses	384,387	83	384,470
Earnings before income taxes	8,406,536	(4,266,632)	4,139,904
Current income taxes	3,159,825	(141,413)	3,301,238
Future income taxes	1,109,401	909,751	199,650
Net earnings	$ 4,137,310	$ (3,498,294)	$ 639,016
Earnings per share (Note 16)			
Basic earnings per share	$ 0.04	$ (0.03)	$ 0.01
Diluted earnings per share	$ 0.04	$ (0.03)	$ 0.01

Consolidated Statement of Deficit

	As previously reported	Adjustments	As restated
Deficit, beginning of year	$ (6,017,395)	$ -	$ (6,017,395)
Net earnings	4,137,310	(3,498,294)	639,016
Deficit, end of year	$ (1,880,085)	$ (3,498,294)	$ (5,378,379)

2. Restatement (cont'd)

Consolidated Balance Sheet
As at September 30, 2006

	As previously reported	Adjustments	As restated
Assets			
Accounts receivable	$ 10,474,732	$ (3,767,376)	$ 6,707,356
Inventory	16,771,353	1,654,152	18,425,505
Future income taxes	91,841	909,749	1,001,590
Other current assets	9,112,805	-	9,112,805
Current assets	36,450,731	(1,203,475)	35,247,256
Total assets	$ 44,335,343	$ (1,203,475)	$ 43,131,868
Liabilities			
Accounts payable and accruals	$ 11,280,235	$ 319,838	$ 11,600,073
Customer deposits on products shipped with right-of-return	-	1,773,559	1,773,559
Current income taxes payable	5,091,744	141,954	5,233,698
Other current liabilities	255,384	-	255,384
Current liabilities	16,627,363	2,235,351	18,862,714
Total liabilities	17,371,905	2,235,351	19,607,256
Shareholders' Equity			
Deficit	(1,880,085)	(3,498,294)	(5,378,379)
Foreign currency translation adjustment	(59,468)	59,468	-
Other shareholders' equity items	28,902,991	-	28,902,991
Shareholders' equity	26,963,438	(3,438,826)	23,524,612
	$ 44,335,343	$ (1,203,475)	$ 43,131,868

The appropriate application of the revenue recognition policy did not have an effect on the operating, financing and investing categories within the consolidated statement of cash flow; therefore, the effect on the restated cash flow statement has not been presented.

3. Summary of significant accounting policies

The Company's accounting policies and its standards of financial statement disclosure are in accordance with Canadian generally accepted accounting principles.

Principles of consolidation

The consolidated financial statements include the assets, liabilities, and result of operations, after the elimination of intercompany transactions and balances of the Company, 100% of its wholly owned subsidiaries; COLD-fX Pharmaceuticals (USA) Inc., fX Life Sciences International GmbH, CVT Capital Inc. and ChemBioPrint Asia Limited (2005 – 99.1%) and its 60% joint venture interest in Vet Ex Inc.

Use of estimates and measurement of certainty

In preparing financial statements in conformity with Canadian generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Significant estimates made by management include provisions for customer discounts, allowances and returns, the realizability of future income taxes, useful lives of long-lived assets, the expected future cash flows used in evaluating long-lived assets for impairment, percentage completion of contracted service expenditures and stock based compensation fair values. On an ongoing basis, management reviews its estimates to ensure that these estimates appropriately reflect changes in the Company's business and new information as it becomes available. Actual results could differ from the estimates and assumptions used.

Translation of foreign currencies

The financial statements of the Company's operations are reported in Canadian dollars. The US dollar is the currency of measurement for the Company's investment in fX Life Sciences International GmbH and COLD-fX Pharmaceuticals (USA) Inc. These subsidiaries are integrated foreign operations which are translated using the temporal method, whereby monetary assets and liabilities are translated at the exchange rate prevailing at the balance sheet date, non-monetary assets and liabilities are translated at the rate in effect when the assets were acquired or liabilities were assumed. Under the temporal method, revenue and expenses are translated at the average exchange rates in effect on the transaction date with exception of amortizing and expensing non-monetary items such as inventory, prepaid expenses and deposits, property and equipment and patents and trademarks. These items are translated at the exchange rate in effect when the assets were acquired. The resulting exchange gains or losses are included in the determination of earnings.

3. Summary of significant accounting policies (cont'd)

Revenue recognition

Revenue from the sale of goods is recognized when all of the following criteria have been met: 1) evidence of a sales arrangement exists; 2) title of goods has passed to the customer, which is generally at the time the goods are delivered; 3) the sales price is fixed and determinable; and 4) returns can be reasonably estimated or the right of return has expired.

Provisions for estimated returns are made when revenue is recognized. When future returns cannot be reasonably estimated, revenue is not recognized until the risk of return has been substantially eliminated. Product shipped where the risk of return cannot be estimated is included in inventory as "product shipped with right-of-return" (see Note 5). If customer payment has been received for product shipped with right-of-return, the Company records the payment as a customer deposit (see Note 10).

Customer discounts, rebates and incentive allowances which do not result in a sufficiently separable benefit from the sale are recorded as a reduction in revenue. For discounts, rebates and incentive allowances to be sufficiently separable from the sale of the goods, the benefit must be identifiable, available from a party other than a purchaser of the Company's products and the fair value must be reasonably estimated. If discounts, rebates and/or incentive allowances result in negative revenue for a specific customer since inception of the overall consolidated relationship, the amount of the cumulative shortfall is classified as an advertising and marketing expense.

Customer discounts, rebates and incentive allowances are recognized at the later of the date on which the Company recognizes the related revenue or the date the Company offers the discount, rebate or incentive. If the related revenue is not recognized and the discount is not recoverable in the event of return, the discount is recognized at the later of the date on which the specific activity occurs or the customer recognizes the discount, rebate or incentive allowance.

Cash

Cash includes cash on hand and balances with banks, net of outstanding cheques.

Inventory

Inventories of finished goods and product shipped with right-of-return are valued at the lower of cost or net realizable value. For product shipped with right-of-return, displays and packaging materials normally included in the value of the inventory, which the Company does not expect to recover in the event of return, are expensed when the product is initially shipped to the customer. Inventories of work in progress, raw materials and supplies are valued at the lower of cost or replacement value. Costs include direct materials and labor and are determined on a weighted average basis. Inventory is reviewed for obsolescence on an item-by-item basis, obsolete inventory is written off to cost of goods sold.

Patents and registered trademarks

Patents and registered trademarks are recorded at cost and are amortized on a straight-line basis over the estimated useful life of 20 and 10 years respectively.

3. Summary of significant accounting policies (cont'd)

Property, plant and equipment

Property, plant and equipment are recorded at cost and amortization is provided for using the following methods and rates:

Lab equipment	20%, declining balance
Computer hardware	20%, declining balance
Furniture and equipment	20 - 30%, declining balance
Computer software	50%, declining balance
Leasehold improvements	Straight-line over term of lease
Automobiles	30%, declining balance
Equipment under capital leases	20%, declining balance

Additions and improvements are capitalized while repairs and maintenance are charged to expense as incurred. Costs are capitalized on properties which are under development, including all expenditures incurred in connection with the acquisition, development and construction. These expenditures consist of all direct costs, interest on debt that is related to these assets and certain administrative expenses. Amortization of this asset commences when the property is complete and available for use.

Deferred development costs

Development costs are capitalized for clearly defined, technically feasible technologies which management intends on producing and promoting to an identified future market. Resources exist or are expected to be available to complete the project. The costs deferred are for clinical studies related to the development of Parathyroid Hypertensive Factor technology related to cardiovascular therapies. Amortization of developments costs have commenced based on the start of commercial production of the product within the fiscal year ended September 30, 2005. The costs are amortized on a straight-line basis over a 5 year period based on recoverability of unamortized deferred development costs. During the year, $361,601 (2005 - $271,201) was expensed as amortization on deferred development costs.

The recoverability of unamortized deferred development costs are evaluated, at least on an annual basis based on projected future revenues net of associated costs, on a product-by-product basis. When such review indicates that estimated future cash flows associated with these deferred costs would not be sufficient to recover their carrying value, the excess of the carrying value over estimated recoverable amount will be recognized as an impairment loss and charged to expense in the period that impairment has been determined.

Prepaid intra-group tax assets

When an asset is transferred between enterprises within the consolidated group of companies resulting in prepayment of taxes by the transferor, the resulting expenses are recorded as a prepaid intra-group tax asset and amortized over the useful life of the transferred asset.

3. Summary of significant accounting policies (cont'd)

Research and development

Research and development expenditures (except for property, plant and equipment) are charged to expenses as incurred unless a development project meets the Canadian generally accepted accounting criteria for deferral and amortization. Research and development costs include the following direct operating expenses: salaries and benefits, administration, occupancy and insurance, and contracting, consulting and professional fees.

Investment tax credits

Investment tax credits relating to qualifying scientific research and experimental development expenditures that are recoverable in the current year are accounted for as a reduction in the related expenditures. Investment tax credits not recoverable in the current period are accrued provided there is reasonable assurance that the credits will be realized.

Lease inducement

The Company recognizes rental expense on premises on a straight line basis over the initial term of the lease. Lease inducements received by the Company as free rent periods are deferred and amortized on a straight-line basis over the term of the lease as a reduction in rental expense.

Financial instruments

a) Fair value

The Company's financial instruments include cash, accounts receivable, accounts payable, customer deposits on products shipped with right-of-return, and obligations under capital leases. The fair values of all financial instruments approximate their carrying values.

b) Interest rate risk

Demand loans and bank indebtedness are subject to interest rate cash flow risk as the required cash flow to service the debt will fluctuate as a result of the changing prime interest rate.

c) Foreign currency risk

The Company has assets and liabilities that are denominated in foreign currencies and thus is exposed to the financial risk of earnings fluctuations arising from changes in foreign exchange rates and the degree of volatility of these rates. The Company does not currently use derivative instruments to reduce its exposure to foreign currency risk.

d) Credit risk

The Company's exposure to credit risk relates to accounts receivable and arises from the possibility that a counterparty does not fulfil its obligations. This is minimized through a customer base predominantly comprised of well established, reliable retailers and wholesalers, a program of credit evaluation of new customers, and limits on the amount of credit extended as deemed necessary. The Company performs continuous evaluation of its accounts receivable and records an allowance for doubtful accounts as required.

3. Summary of significant accounting policies (cont'd)

Impairment of long-lived assets

Impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets and other assets subject to amortization, is recognized when the carrying amount of an asset may not be recoverable. Recoverability is determined by comparing the carrying amount of the asset to the undiscounted future cash flows expected from use and eventual disposition of the asset. In such situations, the asset is measured at its fair value and presented in the balance sheet at the lower of the fair value or carrying amount. This policy did not have any impact on the financial statements as at September 30, 2006 and 2005.

Earnings per share

The computation of basic loss per share has been calculated using the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that would occur if stock options and warrants were exercised. The Company uses the treasury method for outstanding options and warrants which assumes that all outstanding stock options and warrants with an exercise price below the average market prices are exercised and assumed proceeds are used to purchase the Company's common shares at the average market price during the year.

Income taxes

Income taxes have been accounted for using the liability method of tax allocation. Under this method, future tax assets and liabilities are determined based on differences between the accounting and income tax bases of an asset or liability. These are measured using the substantively enacted tax rates, regulations and laws of Canadian, United States and Swiss tax jurisdictions that are anticipated to be in effect when the differences are expected to reverse.

Stock-based compensation

The Company has adopted the Canadian accounting standard outlined in the CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments." As permitted by the standard, this policy has been adopted retroactively effective October 1, 2004 without restatement of prior periods financial statements. This new section provides for the fair value method to record stock-based compensation expense with respect to stock options granted on or after October 31, 2002. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model. The fair value of granted options are expensed over the vesting period with a corresponding increase to contributed surplus. As a result, the Company adjusted its opening retained earnings for $1,859,716 in fiscal 2005 to reflect the cumulative effect of the change to prior periods.

Prior to October 1, 2004, the Company had chosen not to recognize the compensation expense when stock options were granted to employees, officers and directors at the prevailing market price and where there were no cash settlement features. As permitted by the CICA standard for stock-based compensation and other stock-based payments, the Company applied this change prospectively for new awards granted on or after October 1, 2002.

4. Acquisition of ChemBioPrint Asia Limited

On August 15, 2005, the Company acquired substantially all remaining issued and outstanding shares of ChemBioPrint Asia Limited for a total cash consideration of $143,837. Of these shares, 0.9%, $355 (2005 - $401 of non-controlling interest) remain outstanding; the company which is the holder of these shares is no longer in existence. ChemBioPrint Asia Limited holds the licensing rights to use ChemBioPrint technology, to develop, distribute and sell COLD-fX® and other ChemBioPrint products in Asia. The purpose of this acquisition was to reacquire the licensing rights and discontinue operations. ChemBioPrint Asia has remained dormant since February 28, 2006. After elimination of intercompany balances, the following fair value was assigned to the assets and liabilities of ChemBioPrint Asia Limited:

Cash	$ 5,229
Prepaid expense	1,084
Liabilities	2,455

The purchase of the remaining shares of ChemBioPrint Asia Limited resulted in acquisition costs of $137,922.

5. Inventory

Inventory is comprised of the following:

	2006 (Restated – Note 2)	2005
Finished goods	$ 10,587,148	$ 3,386,294
Product shipped with right-of-return	1,486,611	-
Work-in-progress	4,491,649	3,361,754
Supplies	1,557,316	350,449
Raw materials	302,781	538,140
	$ 18,425,505	$ 7,636,637

6. Patents and registered trademarks

September 30, 2006	Cost	Accumulated Amortization	Net Book Value
Patents	$ 1,258,660	$ 515,566	$ 743,094
Registered trademarks	205,472	74,836	130,636
	$ 1,464,132	$ 590,402	$ 873,730

6. Patents and registered trademarks (cont'd)

September 30, 2005

	Cost	Accumulated Amortization	Net Book Value
Patents	$ 1,223,325	$ 454,329	$ 768,996
Registered trademarks	166,465	58,757	107,708
	$ 1,389,790	$ 513,086	$ 876,704

During the year, the Company recorded patents and trademarks amortization expense of $78,046 (2005 – $76,102).

7. Property, plant and equipment

September 30, 2006

	Cost	Accumulated Amortization	Net Book Value
Building under construction	$ 1,678,281	$ -	$ 1,678,281
Land	467,162	-	467,162
Lab equipment	334,076	53,428	280,648
Computer hardware	355,401	77,042	278,359
Furniture and equipment	349,866	104,543	245,323
Computer software	260,563	95,955	164,608
Leasehold improvements	81,146	53,977	27,169
Automobiles	44,788	18,139	26,649
Equipment under capital leases	52,434	28,461	23,973
	$ 3,623,717	$ 431,545	$ 3,192,172

September 30, 2005

	Cost	Accumulated Amortization	Net Book Value
Computer hardware	$ 189,052	$ 32,621	$ 156,431
Lab equipment	143,957	18,860	125,097
Furniture and equipment	161,972	76,832	85,140
Computer software	124,564	39,504	85,060
Automobiles	44,788	6,719	38,069
Equipment under capital leases	52,434	22,468	29,966
	$ 716,767	$ 197,004	$ 519,763

During the year, the Company recorded property, plant and equipment amortization expense of $234,392 (2005 - $97,784).

8. Prepaid intra-group tax asset

During the year, international rights and proprietary knowledge were transferred to a foreign subsidiary resulting in prepayment of $2,678,062 of income taxes in the jurisdiction of the transferor. This prepaid intra-group tax asset will be expensed over the 12.9 year useful life of the transferred asset. As at September 30, 2006, the Company has recognized $34,556 (2005 - $Nil) of this expense.

9. Demand loan

The Company has a demand operating line of credit up to a maximum of $7,500,000 based on accounts receivable, inventory and research and development scientific tax credits. The operating line bears interest at Royal Bank of Canada prime rate plus 0.75% per annum. The collateral security lodged by the Company to support the operating line of credit is a General Security Agreement constituting a first ranking security interest in all personal property of the Company. The Company is continuing to negotiate the increase of its operating line of credit from $7,500,000 to $15,000,000. Since repayment of the balance of $180,970 during the six month period ended March 31, 2005 the Company has not drawn on the line of credit.

During the 2006 fiscal year, two irrevocable standby letters of credit were issued in the amount of $124,000 and $495,600. The letters of credit will remain in effect respectively until December 31, 2006 and June 30, 2007 with automatic extensions to December 31, 2007 and December 1, 2008. The letters of credit were issued to meet the conditions of the land sublease. The land will be utilized to build the Company's new headquarters and research centre.

10. Customer deposits on product shipped with right-of-return

During the year, the Company received customer deposits totalling $1,773,559 (2005 - $Nil) for product shipped with right-of-return. At September 30, 2006, two customers represented $1,503,689 or 84.78% (2005 - $Nil) of the total customer deposits. If the risk of return is substantially eliminated, the revenue from the product shipment is recognized and liability for the customer deposit is eliminated. If the product is returned, the customer is entitled to a refund of the deposit. There is no certainty on the amount of deposits that will be recognized as revenue or require refund.

11. Obligations under capital leases

The following is a schedule by year of future minimum lease payments together with the balance of the obligations under capital leases:

2007	$ 15,535
2008	2,902
2009	1,707
2010	215
2011 and thereafter	1,155,250
Total minimum lease payments	1,175,609
Less: amounts representing interest at an imputed rate of 10%	690,197
Balance of obligations under capital leases	485,412
Less: current portion	14,114
Long term balance of obligations under capital leases	$ 471,298

12. Deferred revenue

During the year, the Company received a deposit of $150,000. This deposit requires a guaranteed volume of inventory to be available to the customer at any given time. These deposits will be recognized as revenue when the customer draws the inventory.

13. Non-controlling interest

In 2005, the Company acquired substantially all, 99.1%, of the remaining issued and outstanding shares (Note 4) of the Company's subsidiary, ChemBioPrint Asia Limited. The non-controlling interest share of subsidiary loss of $26 and equity balance of $355 (2005 - $401) have not been presented in the September 30, 2006 statement of earnings and balance sheet respectively as they are not considered material.

14. Share capital

Authorized:
Unlimited number of Class A voting common shares
Unlimited number of Class P preferred shares, voting rights to be determined prior to first issue

Issued and outstanding:

Class A common shares:	Shares	Amount
Balance, September 30, 2004	91,588,201	$ 18,833,667
Exercise of options	5,729,970	1,694,078
Exercise of warrants	3,870,000	457,000
Recognition of fair value of options exercised	-	951,482
Balance, September 30, 2005	101,188,171	$ 21,936,227
Exercise of options	1,585,169	331,041
Recognition of fair value of options exercised	-	165,838
Balance, September 30, 2006	102,773,340	$ 22,433,106

Stock options

The Company has adopted a stock option plan that permits the Board of Directors to grant to employees, officers and directors options to purchase from Treasury up to 19,170,442 common shares.

As at September 30, 2006 there are 14,770,601 (September 30, 2005 – 16,180,770) stock options outstanding, which are exercisable at prices ranging from $0.10 to $4.32 and expire between May 28, 2007 and September 8, 2011. Of the options granted in the fiscal year ended September 30, 2006, 255,000 are subject to shareholder approval. A summary of the status of the Company's stock options for the years presented and changes during the years ended on those dates are as follows:

September 30, 2006	Stock Options	Weighted Average Exercise Price
Outstanding, beginning of year	16,180,770	$ 1.11
Granted	80,000	3.98
Granted subject to shareholder approval	255,000	3.45
Forfeited/cancelled	(160,000)	1.26
Exercised	(1,585,169)	0.21
Outstanding, end of year	14,770,601	$ 1.26
Exercisable, end of year	10,731,601	$ 0.64

14. Share capital (cont'd)

Stock options (cont'd)

September 30, 2005	Stock Options	Weighted Average Exercise Price
Outstanding, beginning of year	17,294,444	$ 0.37
Granted	4,769,000	2.83
Reinstated	4,546	0.29
Forfeited/cancelled	(157,250)	1.13
Exercised	(5,729,970)	0.30
Outstanding, end of year	16,180,770	$ 1.11
Exercisable, end of year	11,442,770	$ 0.40

The stock options granted after October 1, 2002 and before March 3, 2005 fully vested as of March 31, 2005. All stock options granted on or after March 3, 2005 vest at 20% per year over five years.

The following table summarizes information about the stock options outstanding at September 30, 2006:

Exercise Price	Number Outstanding	Remaining Contractual Life (years)	Number Exercisable
$ 0.10	170,000	0.66	170,000
0.15	4,603,158	1.60	4,603,158
0.20	70,000	1.72	70,000
0.25	33,000	2.01	33,000
0.50	250,000	2.72	250,000
0.57	143,000	2.84	143,000
0.71	930,916	2.27	930,916
0.74	3,600,527	2.61	3,600,527
2.62	250,000	3.80	50,000
2.84	4,405,000	3.42	881,000
3.29	200,000	4.69	-
3.42	10,000	4.41	-
4.04	55,000	4.94	-
4.32	50,000	4.16	-
	14,770,601		10,731,601

14. Share capital (cont'd)

Warrants

The Company has no warrants outstanding at September 30, 2006. During the fiscal year ended September 30, 2005, 3,870,000 remaining warrants were exercised at an average weighted price of $0.12. These warrants were exercisable at the option of the holder into common shares at a price range from $0.10 to $0.12 per share and expired November 29, 2004 and May 13, 2005.

15. Contributed surplus

For stock options granted after October 1, 2004, the Company records compensation expense using the fair value method. Fair values are determined using the Black–Scholes option pricing model. Compensation costs are recognized over the vesting period as an increase to stock based compensation expense and contributed surplus. When options are subsequently exercised, the fair value of such options in contributed surplus is credited to share capital.

During the year, contributed surplus has changed as follows:

	2006	2005
Balance, beginning of year	$ 3,921,586	$ 71,558
Stock-based compensation recognition of fair value of stock options granted to:		
- Employees, officers and directors	2,653,024	2,822,040
- Non-employees	61,113	119,754
Recognition of fair value of stock options exercised	(165,838)	(951,482)
Retroactive application of stock-based compensation according to CICA 3870 (Note 3)	-	1,859,716
Balance, end of year	$ 6,469,885	$ 3,921,586

On March 3, 2005, the Company granted 4,519,000 options exercisable at $2.84. The compensation expense is recognized over the five year vesting period of the options. The fair value of the options granted was $2.46 per option, estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.75%, dividend yield of 0%, volatility factor of 129.61%, and an expected life of five years.

On July 18, 2005, the Company granted 250,000 options exercisable at $2.62. The compensation expense is recognized over the five year vesting period of the options. The fair value of the options granted was $2.24 per option, estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.00%, dividend yield of 0%, volatility factor of 126.72%, and an expected life of five years.

15. Contributed surplus (cont'd)

On November 25, 2005, the Company granted 50,000 options exercisable at $4.32. The compensation expense is recognized over the five year vesting period of the options. The fair value of the options granted was $3.64 per option, estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.89%, dividend yield of 0%, volatility factor of 122.40%, and an expected life of five years.

On February 27, 2006, the Company granted 30,000 options exercisable at $3.42. The compensation expense is recognized over the five year vesting period of the options. The fair value of the options granted was $2.81 per option, estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.08%, dividend yield of 0%, volatility factor of 115.08%, and an expected life of five years.

On June 9, 2006, the Company granted 200,000 options exercisable at $3.29. The compensation expense is recognized over the five year vesting period of the options. The fair value of the options granted was $2.69 per option, estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.25%, dividend yield of 0%, volatility factor of 113.31%, and an expected life of five years.

On September 8, 2006, the Company granted 55,000 options exercisable at $4.04. The compensation expense is recognized over the five year vesting period of the options. The fair value of the options granted was $2.96 per option, estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.01%, dividend yield of 0%, volatility factor of 93.16%, and an expected life of five years.

The fair value of the options granted prior to October 1, 2004 was $0.50 per option, estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.25%, dividend yield of 0%, volatility factor of 115.6%, and an expected life of three years.

16. Earnings per share

The following table sets forth the computation of basic and diluted earnings per share:

	2006 (Restated – Note 2)	2005
Numerator for basic earnings per share	$ 639,016	$ 10,093,238
Denominator for basic earnings per share:		
Weighted average number of common shares	101,883,736	97,453,888
Dilutive effect of stock options	10,564,640	11,998,473
Dilutive effect of warrants	-	1,158,215
Denominator for diluted earnings per share	112,448,376	110,610,576
Earnings per share		
Basic	$ 0.01	$ 0.10
Diluted	$ 0.01	$ 0.09

17. Supplemental cash flow information

	2006	2005
Cash consist of:		
Balances with banks	$ 8,209,878	$ 5,996,513
Cheques in transit	(296,597)	(44,532)
	$ 7,913,281	$ 5,951,981
Interest paid	$ 60,626	$ 35,034
Non-cash financing and investing activities:		
Purchase of assets under capital leases	$ 467,162	$ 17,938
Proceeds accrued for insurance claim	$ -	$ 54,835

18. Related party transactions

During the year, the Company paid $14,914 (2005 - $30,080) in supplemental study fees on behalf of Vet Ex Inc., which is controlled by the Company. As at September 30, 2006, 60% of this transaction has been eliminated through proportionate consolidation and the remaining balance is included in accounts receivable.

19. Foreign currency translation adjustment

The foreign currency translation adjustment represents net gains or losses on the translation of the net assets and liabilities of integrated foreign operations.

20. Income taxes

Scientific research and experimental development (SR & ED)

The Company has accumulated a Scientific Research and Experimental Development pool of $1,617,172 (2005 - $3,065,580) which can be carried forward indefinitely to be utilized in computing taxable income in future years. The Company has non-refundable SR & ED investment tax credits of approximately $700,253 (2005 - $706,277). It is anticipated that these balances will be utilized in the current fiscal year. The SR & ED claim for 2005 has not yet been filed.

Non-capital loss

The Company has non-capital losses available of $nil (2005 - $187,035).

Income tax expense reconciliation

Income tax expense differs from the amount computed by applying the statutory provincial and federal income tax rates to the respective years' earnings before income taxes. These differences result from the following items:

	2006 (Restated – Note 2)	2005
Expected income tax expense at 34.08% (2005 – 33.68%)	$ 1,410,879	$ 2,874,882
Increase (decrease) resulting from:		
Non-deductible stock-based compensation costs	924,858	999,501
SR & ED adjustments	268,167	(425,833)
R&D adjustment	57,123	-
Other items	42,750	(11,915)
Intra-group transaction expense	34,556	-
Income tax rate adjustments	2,483	1,717
Loss attributable to foreign subsidiary	-	48,231
Jurisdictional rate differential on intercompany profit elimination	1,353,680	-
Change in valuation allowance	-	(5,043,954)
Jurisdictional rate differential on foreign subsidiaries	(593,608)	-
Income tax expense (recovery)	$ 3,500,888	$ (1,557,371)

Temporary differences

Future income tax assets and liabilities are recognized for temporary differences between the carrying amount of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future tax years that are likely to be realized.

20. Income taxes (cont'd)

Temporary differences (cont'd)

The tax effects of deductible temporary differences that give rise to the Company's future tax assets are as follows:

	2006 (Restated – Note 2)	2005
Current assets		
SR & ED expenditures carried forward	$ -	$ 793,198
Non-capital losses carried forward	9,762	-
Share issue costs	3,906	3,907
Reserves	4,828	4,963
Intercompany profit elimination	507,893	-
Deferred revenue with risk of return	475,201	-
	1,001,590	802,068
Non-current assets		
Capital and other assets	-	45,118
Share issue costs	-	3,908
	-	49,026
Current liabilities		
Investment tax credits applied	(237,347)	-
Non-current liabilities		
Capital and other assets	(112,800)	-
Net future tax asset	$ 651,443	$ 851,094

21. Segmented information

Geographic information:

September 30, 2006	Revenue (Restated – Note 2)	Capital Assets
Canada	$ 41,336,315	$ 3,290,963
United States	8,004	-
Switzerland	-	774,939
Other	42,769	-
	$ 41,387,088	$ 4,065,902

September 30, 2005	Revenue	Capital Assets
Canada	$ 31,741,576	$ 1,396,467
United States	64,156	-
Other	44,380	-
	$ 31,850,112	$ 1,396,467

21. Segmented information (cont'd)

Significant customers:

During the year, four (2005 - four) major customers accounted for $27,050,851 or 65.4% (2005 - $20,539,228 or 64.5%) of the Company's Canadian product sales. As at year end, two customers represented 42.4% and 29.7% (2005 – 37.3% and 26.1%) of total Canadian accounts receivable.

22. Commitments

a) The Company has an agreement with the National Research Council of Canada to obtain up to $495,000 in assistance for research and development expenditures. All assistance under this agreement has been received.

The Company is obliged to repay the financial assistance by way of 1.5% of the Company's gross revenues, which commenced April 1, 2002, up to a maximum of $742,000, which is 150% of the original contribution amount. The obligation to pay terminates at the earlier of the full repayment of the $742,000 or 10 years after the start of the repayment period. The Company is not obliged to repay any of the grants received should the Company have no future revenues on product sales.

During the year, the Company expensed $118,920 (2005 - $508,772) of this financial assistance, which was charged to earnings. At September 30, 2006, $nil (2005 - $138,100) is included in accounts payable and accruals. The entire obligation of $742,000 relating to this agreement has been repaid.

b) The Company has an agreement with AVAC Ltd. to obtain up to $525,000 in assistance to fund continued development of the proprietary ChemBioPrint technology platform and CVT-E002. As at September 30, 2006, $8,333 (2005 - $8,333) of assistance is still available to the Company.

The Company is obliged to repay the financial assistance by way of 1.5% of the Company's gross revenues after January 1, 2002 up to 200% of the original contribution amount or to a maximum of $1,000,000. The Company is not obliged to repay any of the assistance received should the Company have no future revenues on product sales.

During the year, the Company expensed $356,120 (2005 - $508,772) of this financial assistance, which was charged to earnings. At September 30, 2006, $nil (2005 - $138,100) is included in accounts payable and accruals. The entire obligation of $1,000,000 relating to this agreement has been repaid.

22. Commitments (cont'd)

c) The Company has entered into agreements to lease premises in Edmonton, Alberta, Canada; Toronto, Ontario, Canada; Zug, Switzerland and Chicago, USA. These leases expire at various dates ranging from October 31, 2006 to September 30, 2010, and for which minimum lease payments total $1,041,450.

The following is a schedule by fiscal year of future minimum lease payments:

2007	$ 361,898
2008	314,369
2009	248,183
2010	117,000
Total minimum lease payments	$ 1,041,450

d) The Company has entered into contractual obligations related to future advertising and marketing expenditures.

The following is a schedule by fiscal year of future payments associated with these contracts:

2007	$ 1,547,479
2008	1,316,054
2009	223,060
	$ 3,086,593

23. Cyclical nature of business

The Company's lead product's sales are greater in the first, second and fourth quarters of the fiscal year.

24. Joint venture

On October 29, 2002 the Company entered into a joint venture with Centaur Pharmaceuticals, a private company, in the creation of Vet Ex Inc. The joint venture, in which the Company holds a 60% interest, has licensed the veterinary rights for the Company's nutraceutical products and ChemBioPrint technology. On June 22, 2006, the Company submitted 90 days written notice of termination of the Joint Venture Agreement. The dissolution of the joint venture is in progress.

24. Joint venture (cont'd)

The Company has recorded its interest in Vet Ex Inc. using the proportionate consolidation method. The following table summarizes the Company's share of the assets, liabilities, revenue, expenses and cash flows of Vet Ex Inc. included in these consolidated financial statements.

	2006	2005
Assets		
Cash and cash equivalents	$ 22,480	$ 22,519
Liabilities		
Accounts payable and accruals	$ 77	$ 77
Expenses and cash flows		
Expenses		
Interest and bank charges	$ 39	$ 39
Quality control, research and development	8,948	18,048
Net loss	$ (8,987)	$ (18,087)
Cash flows		
Cash flows from operating activities	$ (39)	$ (18,087)

25. Lease settlement

In 2005, the Company settled outstanding liabilities from a lease agreement for its Calgary premises. The consideration included the rental deposit and a one-time cash payment with a resulting expense of $151,103.

26. Comparative figures

Certain prior year figures have been reclassified to conform to the current year's presentation.

Upon exercise of stock options, an entity should transfer from contributed surplus to share capital the amount previously recognized in stock based compensation. This adjustment was not recorded in the prior year, accordingly the previously reported amounts as at September 30, 2005 for share capital have been increased by $951,482 and contributed surplus decreased by $951,482.

27. Subsequent events

Subsequent to September 30, 2006, 610,666 options were exercised for cash proceeds of $110,000.

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Financial Period Ended: 09/30/2006

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Recipient Agencies List

Recipient Agencies	Principal
British Columbia	
Alberta (ASC)	
Ontario	
TSX Venture Exchange	

Status List

Recipient Agencies	Status	Date / Time
British Columbia	Filed with SEDAR	12/11/2006 19:54:40
Alberta (ASC)	Filed with SEDAR	12/11/2006 19:54:40
Ontario	Filed with SEDAR	12/11/2006 19:54:40
TSX Venture Exchange	Filed with SEDAR	12/11/2006 19:54:40
British Columbia	Received by Agency	12/11/2006 20:05:43
Alberta (ASC)	Received by Agency	12/12/2006 09:02:43
Ontario	Received by Agency	12/11/2006 19:54:55

Submission List

Submission #	Submission Type	Date / Time
00000001	Annual Financial Statements	12/11/2006 19:54:40
00000002	Annual Financial Statements	06/14/2007 18:04:07

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Audited annual financial statements (amended)- English
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CV Technologies Inc.
File No. 82-35059

CV Technologies Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS (Amended)

Annual Report September 30, 2006

CV Technologies Inc.

Table of Contents

CV Technologies Inc.

CV Technologies Inc.

AMENDED MANAGEMENT'S DISCUSSION AND ANALYSIS

The annual consolidated financial statements of CV Technologies Inc. (the Company) are prepared in accordance with Canadian generally accepted accounting principles (GAAP). All references to GAAP refer to Canadian generally accepted accounting principles. These accounting principles require the Company to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses, and related disclosure of contingent assets and liabilities. Management believes that the estimates and assumptions, which it relies upon, are reasonably based on information available at the time that these estimates and assumptions were made. These estimates and assumptions have been discussed with the Audit Committee of the Board of Directors of CV Technologies Inc. Actual results may differ under different assumptions and conditions. The following information should be read in conjunction with the restated audited consolidated financial statements for the year ended September 30, 2006 and accompanying notes. All amounts are expressed in Canadian dollars, unless specified otherwise. Additional information is available at www.sedar.com.

This discussion and analysis for the twelve month period ended September 30, 2006 is prepared and contains disclosure of material changes occurring up to and including June 14, 2007.

Forward-looking Statements

Management's discussion and analysis (MD&A) contains certain forward-looking information and statements within the meaning of applicable securities laws. The forward-looking information and statements included in this MD&A are not guarantees of future performance and should not be unduly relied upon. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements including, without limitation: those comments predicting the timing and/or initiation of clinical trials, clinical trial results, and associated regulatory clearances, financing and acceptance of COLD-fX® in the marketplace. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify forward-looking statements. In addition to the risks outlined in the Risks and Uncertainties section, this MD&A contains forward-looking information and statements pertaining to the following: the impact of competition; consumer confidence and spending levels; general economic conditions; interest and currency exchange rates; unseasonable weather patterns; the cost and availability of capital; the cost and availability of grants/funding; and product development. The Company believes that expectations and assumptions reflected in the forward-looking information and statements contained herein are reasonable but no assurance can be given that these expectations and assumptions are correct and that the results, performance or achievements expressed in, or implied by, forward-looking statements within this disclosure will occur, or if they do, that any benefits may be derived from them. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

The forward-looking information and statements contained in this MD&A speak only as at the date of this MD&A, and none of the Company or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

Restatement of Financial Results

As disclosed in the Company's financial statements, the Company has restated its previously reported consolidated financial statements for the year ended September 30, 2006. The restatement of the Company's consolidated financial statements followed an internal review of the Company's consolidated financial statements and its revenue recognition policy as it related to product returns in the U.S.

In the fourth quarter of 2006, the Company entered the U.S. market and recognized revenue with the revenue recognition criteria described in the notes to the consolidated financial statements. Given that the U.S. was a new market and COLD-fX® was a new product for this market, the Company has now realized that in an absence of history of returns, the criteria to recognize revenue was not met. The appropriate application of the revenue recognition policy would have prevented the recognition of such revenues until the right of return had expired. Analysis of the Company's revenue recognition policy followed the determination of slower than anticipated consumer product purchases which indicated greater than anticipated risk of product return. Prior to this restatement, the Company recorded revenue from the U.S. with estimates for product returns. However, subsequent experience has now indicated that there was significant uncertainty in estimating product returns from this new market. This uncertainty should have precluded the recognition of revenue until the risk of returns was substantially eliminated.

The Board of Directors determined that restatement of the Company's consolidated financial statements and the appropriate application of its revenue recognition policy was warranted to correct the effects of this policy application oversight, to ensure consistency with GAAP, and to correct an overstatement of U.S. product sales. The effect of the restatement, including the identification and correction of related misstatements in the previously issued consolidated financial statements, are reflected in the Company's restated consolidated financial statements and accompanying notes.

The appropriate application of the revenue recognition policy also affected the Company's policy on the translation of foreign currencies. Given the effects of the restatement and the change in the financial condition of its wholly owned subsidiaries, the Company has re-evaluated its classification of its foreign subsidiaries as self-sustaining. The Company concluded that COLD-fX Pharmaceuticals (USA) Inc. and fX Life Sciences International GmbH should have been classified as integrated rather than self-sustaining foreign operations. The translation of these subsidiaries, which operate in US dollars, has been amended from the current rate method to the temporal method.

The total cumulative impact of the restatement of the financial statements for the fiscal year ended September 30, 2006 was to decrease shareholders' equity by $3.4 million. The cumulative impact on shareholders' equity as at September 30, 2006 was primarily the result of a reversal of $5.6 million in net revenue recognized on U.S. shipments, which resulted in a decrease of net earnings by $3.5 million. Total assets decreased by $1.2 million and total liabilities increased by $2.2 million.

This Management's Discussion and Analysis has been amended to reflect the effect of the above corrections to the previously filed Management's Discussion and Analysis for the fiscal year ended September 30, 2006.

Company Overview

CV Technologies Inc. (TSX: CVQ) is a life sciences and technology company, founded in 1992 and headquartered in Edmonton, Alberta, Canada. The Company has developed, commercialized and patented a proprietary technology, known as ChemBioPrint, which is used to discover and biologically standardize natural products that deliver consistent, verifiable and provable health benefits. In 2003, the Company shifted from research and development to product commercialization. Using the ChemBioPrint discovery and standardization platform, the Company's scientists are able to identify precisely the chemical profile and biological activity of natural products. The process involves a combination of chemical and biological fingerprinting ensuring the creation and scientific substantiation of its natural health products to be safe, effective and consistent. The Company is committed to using a pharmaceutical model (rigorous drug discovery and testing methods) to develop natural therapeutics for health maintenance and disease prevention. Its efforts in scientific research and product innovation are key factors enabling the Company to secure the trust of consumers, trade professionals, healthcare practitioners and government.

The Company's lead product, COLD-fX®, is designed to aid in the prevention and relief of colds and flu by strengthening the immune system. In February 2007, Health Canada issued a Natural Product Number (NPN) for COLD-fX® with the claim it "helps reduce the frequency, severity and duration of cold and flu symptoms by boosting the immune system". A U.S. Food and Drug Administration (FDA) regulated Phase II Clinical Trial showed COLD-fX® reduces the risk of getting a lab-confirmed influenza and respiratory syncytial virus (RSV) infection in a nursing home senior population by 89%. A Canadian trial in the general population, which was reported in the Canadian Medical Association Journal October 2005, showed COLD-fX® reduced the average number of infections per person by 25% and reduced the number of recurrent infections by 56%. Severity was reduced by 31% and duration was reduced by 35%. All the Company's products are designed to support normal physiological/body functions with a user-friendly, natural formula. Utilizing its patented ChemBioPrint technology, the Company has developed and commercialized a selection of premium quality natural health products for health maintenance and disease prevention.

The three principle commercial products are:

- COLD-fX® — Helps reduce the frequency, severity and duration of cold and flu symptoms by boosting the immune system
- REMEMBER-fX® — Helps enhance memory and mental alertness
- CELL-fX® — Helps relieve symptoms of bone and joint pain and assists in the formation of connective tissue

While the Company has no current plans to market PRESSURE-fX® in Canada, it does have a distribution partner currently selling PRESSURE-fX® in the U.S. Management is contemplating the re-launch of AD-fX® and MENTA-fX® in 2008 for the Canadian market. No decision on a launch date has been reached at this time.

Vision and Strategy

Over the next five years, the Company will endeavor to become the leader in preventative health care as indicated by the following:

- Further planning and development of Canadian, American and international markets
- Further increase of product and brand recognition
- Research and development of a healthy pipeline of products
- Launch of collaborative clinical trials and research and development to strengthen the science behind its products

CV Technologies Inc. expects to accomplish these goals through rigorous research and development, product awareness through marketing and public relations, scientific and professional education, emphasis on the science behind its products, collaboration with retail chains and distributors/wholesalers, commercialization of new products, cost management and profitability, satisfied customers, and strong product science to meet the highest levels of regulatory approval.

Key Performance Indicators

Performance indicators of growth include:

- International and domestic sales
- Scientifically proven commercial products
- Regulatory approvals
- Consumer acceptance
- Unique, proprietary and patentable technologies and intellectual property such as ChemBioPrint
- Effective processes in building product awareness, brand management and strategic planning
- Ability to manage costs of production and supply chain
- Capacity and ability to develop new science-based products
- Effectively building organizational infrastructure, control systems and managing corporate culture

Specific issues that CV Technologies must manage include, but are not limited to, the following:

- Consumer acceptance and purchasing behaviors in new markets
- Regulatory approval of products, domestically and internationally
- Potential shortages of raw materials and corresponding fluctuations in the cost of materials
- Potential unplanned production downtime
- Potential product recalls or returns

Highlights

- ✓ Net product sales increase of 29.9%
- ✓ Entry and distribution into U.S. market
- ✓ Approval of construction and financing of a new office headquarters and research centre, including a 10 year land lease for $1 per year with an option to purchase at $1.2 million by the end of the lease

Results of Operations

Profitability

Consolidated net earnings after tax were $639 thousand compared to $10.1 million for the prior year, a decrease of $9.5 million from the previous year. Earnings before tax were $4.1 million compared to $8.5 million for the same period last year. The fourth quarter consolidated loss before income taxes was $3.0 million compared to $1.7 million profit for the same quarter last year, a decrease of $4.7 million. The fourth quarter consolidated loss after income taxes was $3.0 million compared to $3.3 million profit for the same quarter last year, a decrease of $6.3 million.

A reversal of U.S. net product sales of $5.6 million, higher fixed operating costs, expenditures in planning, business development and higher cost of goods manufactured for the U.S. entry affected consolidated net earnings. These operating results reflected the necessary investments in distribution, marketing and business development expenditures incurred in preparation and execution of the launch of COLD-fX® into the U.S. market. The quarter was affected by the reversal of revenue recognition related to initial stocking of U.S. retailers and drug store chains.

In the fourth quarter of 2005, a $1.6 million income tax recovery was recorded with increased certainty of utilization of loss carry forwards and Scientific Research and Experimental Development ("SR&ED") investment tax credits resulting in increased net earnings. For fiscal year 2006, the Company recognized a tax expense of $3.5 million because of having utilized all of the prior year's loss carry forwards.

Revenue

Net product sales for the year were $41.4 million compared to $31.9 million in fiscal year 2005 (29.9% increase). The Company reported net sales of $8.3 million for the fourth quarter, exceeding the $7.2 million in the same quarter of fiscal year 2005 by $1.1 million (15.3%). Canadian net sales grew by $1.1 million in the fourth quarter compared to the same quarter last year. Net sales of $5.6 million previously recognized in shipments to stock U.S. retailers has been reversed until customer risk of return is substantially eliminated.

Despite a year of industry slow sales and softness in the cold and health supplements categories, the Company was able to increase its Canadian sales and maintain its leadership position within these categories.

Partnerships with the NHL and with legendary hockey player Mark Messier were developed to assist North American consumer awareness, trade marketing and public awareness initiatives. Messier joined the team as an official spokesperson in June 2006 to support U.S. and Canadian marketing and public relations efforts. He joins hockey commentator Don Cherry in the Company's brand building efforts.

Sales growth was accomplished through increasing sales volume of the Company's lead product COLD-fX®, national retail partnerships with major Canadian retailers, and sales of REMEMBER-fX® and CELL-fX®. The Company continued to focus on marketing and advertising of the Company's lead products and significant product awareness programs through mainstream media coverage and the education of healthcare professionals.

With the mild cold and flu season of the past year and predominately sporadic and localized outbreaks, management believes good progress was achieved in expanding Canadian sales through brand building. The Company continued to receive exposure on regional and national radio and TV, major daily newspapers, through word-of-mouth endorsements, and third party validation and publicity resulting from the success of its clinical trials. Expanded distribution channels and targeted advertising and merchandising have enhanced the Company's presence in the marketplace. The Canadian business experienced national and regional growth along with increased productivity with retail partners. Despite a soft year within the categories, demand for COLD-fX® continued to grow and opportunities exist for further business development across Canada, particularly in Ontario and Quebec.

Because of clinical data and strengthened credibility, this past year involved continued efforts in building awareness within the medical and professional segments along with investing in additional programs.

This past year in Canada, CELL-fX® and REMEMBER-fX® products received increased retail distribution and brand awareness to enhance consumer awareness and acceptance and advance category penetration. Marketing programs involved print, broadcast, trade and online support.

The fourth quarter represented a period of significant investment in staff, sales support, marketing, and infrastructure to support shipments and future growth in North America, and in particular the U.S. market.

Management established growth objectives for fiscal year 2006 in the areas of sales, distribution, and operations. The achievement of those objectives contributed to the 29.9% increase in annual net sales that occurred during a winter that saw a decline for the cough and cold category.

Gross margin

Cost of goods sold increased from 24.3% to 32.1% of net product sales in fiscal years 2005 and 2006, respectively. Cost of goods sold increased from 28.2% to 49.2% of net product sales in the fourth quarters of fiscal years 2005 and 2006, respectively. Increased product costs were the result of enhanced merchandising, expanded use of off-shelf displays, establishing an expanded supply chain in the U.S. and increased transportation costs between various contract manufacturers.

Gross margin in the fourth quarter decreased from 71.8% in 2005 to 50.8% (21.0% difference) in the same quarter in fiscal year 2006. This decrease was attributed partially to incremental costs of approximately $900 thousand, some of which were one-time investments, associated with the development and establishment of the supply chain and charges required to expedite manufacturing and shipments in the U.S. Cost of goods sold was further affected by increased usage of Point of Sales (POS) displays in the U.S. market and Canada.

Imports into the U.S. were subject to a duty that is being formally challenged. The effect of duty was minimal on gross margin as U.S. sales were nominal in the fourth quarter, but did increase the cost of inventory. As U.S. product sales occur, gross margin will be reduced by these duties.

The incremental and one-time costs associated with entry into the U.S. included listing fees for new retailers, transportation costs associated with initial movement of product between Canada and the U.S. as well as within each country, tooling and die charges unique to labels and display materials, quality assurance audit costs, manufacturing travel associated with vendor set up, and an initial run of labels which required write off and associated rework.

Distribution costs and quality control expenses increased with the inventory build-up in preparation for anticipated sales in Canada and the U.S. These costs are not part of inventory costing and valuation. In addition, increased transportation costs between manufacturing locations were also expensed as certain contracted manufacturers failed to meet production targets. The Company incurred additional costs to expedite work orders at Contract Manufacturing Organizations (CMO's) and secondary packagers. The Company's manufacturing management expanded to manage the increased logistics and manufacturing activities of third party contractors and service providers. Included in these labor costs were overtime costs within the manufacturing team. Gross margins were also reduced by larger sales discounts and allowances offered upon initial stocking and listing by U.S. retailers. Allowances in excess of the customer's sales were charged to advertising and marketing.

Late in fiscal year 2006, the Company established a separate U.S. supply chain through outsourcing. Supply of proprietary extract was further secured with the qualification of additional vendors. In Canada, additional packaging partners were qualified in Ontario and Quebec. The Company is continuing its efforts to balance supply channels and mitigate supply risk for raw materials and packaging manufacturers. The Company continues to focus on increased economies of scale, risk management, improved procurement and rigorous cost management, while investing in the development of new markets.

The capacity of the Company's supply chain for COLD-fX® continues to expand to meet increasing demand. The strategy to outsource production and logistical activities aims to reduce fixed costs and maximize production capacity and flexibility.

Operating expenses

The operating costs percentage of sales has increased from 49.2% to 58.8% over the prior year. The Company made significant investments in planning and structuring for entry into the U.S. and other international markets. Ongoing activities in brand building and advertising to increase sales volumes also contributed to the increase in the cost-to-sales percentage.

Operating expenses for fiscal year 2006 were $24.3 million as compared to $15.7 million in the prior year.

This $8.7 million (55.5%) increase in operating expenses over the prior year was primarily comprised of the following:

- Advertising and marketing expenses increased by $2.9 million (56.2%) to support the 29.9% increase in Canadian net sales, and promotional and sales activities to enter the U.S. Continued efforts at brand building for COLD-fX®, REMEMBER-fX® and CELL-fX®, media investment and promotional activities are instrumental in developing and sustaining the North American business. This past year involved a combination of continued investment in brand building across Canada, including a special effort and focus on Quebec, and awareness and marketing programs associated with the U.S. launch. In fiscal year 2006, this spending was 19.7% of net product

sales compared to 16.4% in fiscal year 2005. With the U.S. launch, the fourth quarter spending increased by $1.8 million (2006 – 30.8%, 2005 - 10.6% of net sales in the same quarter).

- Contracting, consulting and professional fees increased by $2.7 million (215%). In the fourth quarter, the Company continued to engage a number of contractors and professionals in sales, marketing, recruiting and regulatory affairs in execution of its plans to enter the U.S. Some of these expenditures were one-time, non-recurring consulting costs. Investments of approximately $0.8 million were incurred in support of planning, development and execution of the U.S. strategy and international planning. Also included in these costs were ongoing contracts in support of sales, marketing, regulatory and financial services. In fiscal year 2006, these expenditures were 9.7% of net sales compared to 4.0% in fiscal year 2005. With the U.S. launch, the fourth quarter fees increased by $1.4 million (2006 – 18.0%, 2005 – 0.8% of product sales in the same quarter).

- Salaries, benefits, and stock-based compensation increased by $1.5 million (31.4%). Additional employees were hired in sales, operations, and administration, increasing wages by $1.7 million (94.3%). The number of employees grew from 34 in September 2005 to 77 in September 2006. The quarter over quarter increase in salaries was $913 thousand (204%). Salaries of research and development staff are classified under research and development within the income statement. The stock option expense decreased by $0.2 million (7.7%). The stock option expense in fiscal year 2005 represented the vesting of all options granted after October 1, 2002 and before March 3, 2005 and the five year recognition of all subsequent options issued. The year to year decrease was offset by an additional grant of 335,000 options during the year and reduction in the estimate of the forfeiture rate.

- Administration, occupancy and insurance costs increased by $0.7 million (57.9%). These costs were related to an increased number of employees to meet the demand in logistics, administration, operations and science and regulatory related activities. Increased rent and relocation of staff to a new location in the Edmonton Research Park contributed to the higher costs. Additional staff were also hired to prepare for entry into the U.S. market and offices were opened in the U.S. and Switzerland. Insurance costs also rose with the increase in sales and assets. These costs were 4.8% of net sales in fiscal year 2006 compared to 4.0% in fiscal year 2005.

- Clinical studies and research and development expenses for the year increased by $0.7 million (38.5%) over last year. Costs were incurred in clinical research and development associated with ongoing studies. The Company is continuing its clinical trial in collaboration with Capital Health of Edmonton and the University of Alberta and commenced a multi-centre clinical trial involving senior citizens. These expenditures were 6.3% of net sales in fiscal year 2006 compared to 5.9% in fiscal year 2005. In the past twelve months, the Company expanded its research staff and capacity to develop new products, and manage intellectual property and regulatory environment requirements associated with its products.

- The balance of $0.2 million involved various operating expenditures and activities

Income taxes

CV Technologies' expansion strategy required an entity dedicated solely to international brand building, manufacturing and investing in research and development. fX Life Sciences GmbH (fX Life Sciences) was

incorporated in Zug, Switzerland. The selection of this location was based on various factors including reputation, regulatory credibility, political stability, proximity to other companies that have similar intellectual property and health products, as well as the reputation and proximity of possible partners or purchasers of its technology and other business considerations. The objectives of this approach included protection of the intellectual property (IP), branding and goodwill in Canada and provision of a more flexible model for distributing products internationally. Critical to this model, the parent company CV Technologies Inc. sold its international intellectual property rights (excluding Canada) to its subsidiary, fX Life Sciences in July 2006. This process involved establishing a price of $16.2 million using a third party valuation.

The sale of the IP discussed above is eliminated upon consolidation, while the resulting Canadian taxes payable on the transaction ($2.7 million) from the capital gain do not eliminate. The Company has classified this asset as a prepaid intra-group tax asset, which will be amortized over the life of the transferred asset. Under CICA section 3465.35 addressing intra-group transfers, taxes paid or recovered by the transferor should be recorded as an asset or liability in the consolidated statements until the gain or loss is recognized by the consolidated entity.

While Canadian earnings attracted tax, investments in U.S. market created a loss in foreign operations. Since the Company is taxed in the countries in which it operates, application of losses from one country against the taxable income of another country is not possible.

In the fourth quarter of 2005, a $1.6 million income tax recovery was recorded with increased certainty of utilization of loss carry forwards and Scientific Research and Experimental Development ("SR&ED") expenditures resulting in increased net earnings. In fiscal year 2006, the Company recognized a tax expense of $3.5 million after utilizing all of the prior year's loss carry forwards.

Stock compensation is also a cost that is not deductible in calculating taxable income in Canada.

Research and development expenses

In October 2005, the Company initiated a multi-centre clinical trial involving healthy senior citizens in Edmonton, Toronto and Vancouver to test the effects of COLD-fX® on influenza and cold viral infections. The principal investigator is Edmonton's Medical Officer of Health, Dr. Gerald Predy. Additional investigators include internationally recognized influenza expert and Head of Geriatrics at the University of British Columbia and Providence Health Care, Dr. Janet McElhaney, as well as infectious disease expert Dr. Andrew Simor, Head of Microbiology at Sunnybrook and Women's College Health Sciences Centre in Toronto. Under a protocol amendment authorized by Health Canada, the Company is continuing this study over the winter of 2006/2007 and has added a fourth site in Halifax, led by Dr. Shelly McNeil, MD, Associate Professor of Internal Medicine at Dalhousie University. The Company decided to extend the trial an additional year due to low recruitment because of last year's mild winter.

The Company is also exploring opportunities to conduct post-market clinical research collaborations with leading U.S. medical organizations as part of its strategy to generate further scientific evidence and COLD-fX® awareness within the health care community.

The Company continues to review the potential of a Phase III clinical trial to support a U.S. Over-The-Counter (OTC) new drug cold and flu application.

In May 2006, the Company announced the results of a collaborative study with McGill University in Montreal investigating the effects of CVT-E002 (the active ingredient in COLD-fX®) in treating immune deficiency related cancers as part of its ongoing strategy to develop natural compounds for disease prevention and health maintenance. This study investigated the potential of CVT-E002 to ameliorate leukemia caused by viral infection. The positive results supported the hypothesis that CVT-E002 may have potential as a cancer therapy and may support the immune system during cancer treatment.

The study, launched in November 2004 and led by Dr. Sandra Miller, Professor, Department of Anatomy and Biology in the Faculty of Medicine at McGill University, was extended to gather further information on the mechanism of action of CVT-E002 in ameliorating viral-induced leukemia in a laboratory model. The study is continuing on schedule and further development of CVT-E002 for cancer-related indications is in the early planning stage. The first year of the study was funded in part by the National Research Council (NRC) under the Industrial Research Assistance Program (IRAP).

CV Technologies Inc. has a U.S. patent for formulation of therapeutic applications for preventative, immune-related indications, such as cold and flu infections, hepatitis, HIV, and primary and supportive cancer therapy.

IRAP has also recently decided to support a research program to elucidate further the mechanism of action of CVT-E002. As part of this program, the Company entered into a research contract with Dr. Kenneth Rosenthal, Professor and Director of Molecular Medicine in the Department of Pathology and Molecular Medicine at McMaster University in Hamilton, to investigate the ability of CVT-E002 to stimulate the innate immune responses via pattern recognition receptors. Previous immunologic studies indicated that CVT-E002 activates the innate immune system, including natural killer cells. Pattern recognition receptors are important for innate immune recognition. They play a key role in host defense against infection and have been recognized recently as an important target for discovery of treatments for infectious diseases and cancer treatments. This research will enable the Company to understand the detailed molecular and biochemical mechanism of action of CVT-E002 to further understand how it modulates the immune system and provides the clinical effects already demonstrated. Discussions to initiate additional projects under this program are underway with other research groups.

In February 2007, Health Canada's Natural Health Products Directorate issued a product licence and Natural Product Number (NPN) for COLD-fX® with a comprehensive claim it "helps reduce the frequency, severity and duration of cold and flu symptoms by boosting the immune system".

U.S. Launch

On April 28, 2006, the Board approved management's strategy and plans to enter the U.S. selling COLD-fX® as a U.S. Food and Drug Administration (FDA) regulated New Dietary Ingredient (NDI). The Company continues to investigate the possibility of seeking FDA approval for the active ingredient of COLD-fX® as an over-the-counter (OTC) drug for the prevention or reduction of the risk of cold and flu by conducting Phase III clinical trials. This business decision will be made at a later date.

During the fourth quarter, the Company began its initial shipments to U.S. national accounts, representing a milestone in the Company's objectives of securing quality North American distribution through large retailers and pharmacies. Having a presence with several large retailers and drug store chains will help support this initiative. The expanded customer base will permit broad distribution and establish a presence allowing further product awareness and synergies for advertising and brand building in North America.

U.S. product sales in the fourth quarter of fiscal year 2006 represent the estimated sell-through of product to consumers. Initial shipments to stock retailers were reversed until consumer uptake occurs or the risk of return is substantially eliminated. Customer payments received on account prior to year-end were recorded as customer deposits (liability) as retailers could request a refund on returned goods to rebalance their inventories with consumer sales. Product sales to U.S. consumers are expected to slow during the summer and increase at the end of the fiscal 2007 year. Customers have stocked their stores and consumer awareness and acceptance will ultimately determine future sales volumes and growth rates.

Segmented Revenue
(in thousands)

	1st Quarter Dec 31, 2005	2nd Quarter Mar 31, 2006	3rd Quarter Jun 30, 2006	4th Quarter Sep 30, 2006 Restated	Fiscal Year 2006 Restated
Canada	18,939	10,873	3,242	8,282	41,336
U.S.	-	2	-	8	10
Other	1	40	-	-	41
Total	18,940	10,915	3,242	8,290	41,387
	1st Quarter Dec 31, 2004	**2nd Quarter Mar 31, 2005**	**3rd Quarter Jun 30, 2005**	**4th Quarter Sep 30, 2005**	**Fiscal Year 2005**
Canada	11,304	10,474	2,775	7,189	31,742
U.S.	-	3	61	-	64
Other	-	44	-	-	44
Total	11,304	10,521	2,836	7,189	31,850

Consolidated advertising expenditures in the fourth quarter were $2.6 million (30.8%) of net product sales. Media and advertising expenses related to the U.S. were approximately $1.3 million. The Company will report higher spending in the U.S. in the first quarter of 2007, and will reduce spending in the remainder of fiscal year 2007.

The large increase in advertising expenditures experienced was the result of efforts to build brand awareness of COLD-fX® through mass media channels, and to support a national launch by retailers in October in the U.S. The Company has fixed expenses under contract with the NHL, Mark Messier International and other commitments.

In fiscal 2007, when it was determined that the advertising and marketing expenditures were not generating the anticipated sales, the Company sharply reduced spending. The Company anticipates a continuation of marketing sponsorship, professional education, and promotion expenditures in a consistent and strategic manner for the remainder of 2007 fiscal year, with a reduction in media advertising expenditures. Expenditures in the first quarter will be significantly greater than sales. However, a reduction and alignment of marketing expenditures will take place in the last half of fiscal year 2007 as the Company implements a more disciplined approach to growth and controls. Part of that discipline will be demonstrated by a more targeted marketing plan, which is expected to involve alternative distribution channels other than mass retailers and more targeted communication channels to reach consumers.

Summary of Quarterly Results

(in thousands)

Fiscal year 2006	1st Quarter Dec 31, 2005	2nd Quarter Mar 31, 2006	3rd Quarter Jun 30, 2006	4th Quarter Sep 30, 2006 Restated	Fiscal Year 2006 Restated
Product sales	18,940	10,915	3,242	8,290	41,387
Gross margin	13,414	8,253	2,220	4,213	28,100
Gross margin %	70.8%	75.6%	68.5%	50.8%	67.9%
Earnings (loss) before tax	7,463	2,087	(2,428)	(2,982)	4,140
Earnings (loss) after tax	4,416	987	(1,772)	(2,992)	639
EPS – Basic	$0.04	$0.01	$(0.02)	$(0.02)	$0.01
EPS – Diluted	$0.04	$0.01	$(0.02)	$(0.02)	$0.01
Total assets	32,319	34,277	33,545	43,132	43,132
Total liabilities	7,458	7,331	7,737	19,607	19,607
Fiscal year 2005	**1st Quarter Dec 31, 2004**	**2nd Quarter Mar 31, 2005**	**3rd Quarter Jun 30, 2005**	**4th Quarter Sep 30, 2005**	**Fiscal Year 2005**
Product sales	11,304	10,521	2,836	7,189	31,850
Gross margin	8,355	8,352	2,250	5,162	24,119
Gross margin %	73.9%	79.4%	79.3%	71.8%	75.7%
Earnings (loss) before tax	4,196	3,081	(466)	1,725	8,536
Earnings (loss) after tax	4,196	3,081	(466)	3,282	10,093
EPS – Basic	$0.05	$0.03	($0.00)	$0.02	$0.10
EPS – Diluted	$0.04	$0.03	($0.00)	$0.02	$0.09
Total assets	13,819	17,762	17,909	23,717	23,717
Total liabilities	4,020	2,377	2,182	3,876	3,876
Fiscal year 2004	**1st Quarter Dec 31, 2003**	**2nd Quarter Mar 31, 2004**	**3rd Quarter Jun 30, 2004**	**4th Quarter Sep 30, 2004**	**Fiscal Year 2004**
Product sales	1,756	1,164	1,227	2,270	6,417
Gross margin	1,299	814	890	1,544	4,547
Gross margin %	74.0%	69.9%	72.5%	68.0%	70.9%
Earnings (loss) before tax	266	(269)	(55)	209	151
Earnings (loss) after tax	266	(269)	(55)	209	151
EPS – Basic	$0.00	($0.00)	($0.00)	$0.00	$0.00
EPS – Diluted	$0.00	($0.00)	($0.00)	$0.00	$0.00
Total assets	6,095	5,614	5,497	7,500	7,500
Total liabilities	2,126	1,898	1,503	2,846	2,846

COLD-fX® is the Company's best selling product. Consumers use the product to strengthen their immune system to prevent and treat colds and flu. As a result, COLD-fX® sales exhibit a seasonal sales pattern. Customers commence purchasing in the fourth quarter, which carries forward into the first and second quarters of the following year. The spring and summer months are slow selling periods, while late summer, fall and winter experience significantly greater sales volume with the increase in the frequency and severity of colds and flu. Retailers typically commence purchasing in late August and September and replenish stock as required.

Liquidity and Capital Resources

Cash and working capital

The Company was in a positive cash position of $7.9 million and had $16.0 million in working capital as of September 30, 2006. The Company also continued to maintain its working capital position but used cash in preparation for entering the U.S. and in construction of its new Edmonton office headquarters and research centre.

In fiscal year 2006, cash flow generated from operations was $4.2 million ($6.1 million for the prior year). For the fourth quarter of 2006, the cash flow used by operations was $7.8 million ($1.4 million in the same quarter of the prior year). The primary differences in cash flow were net earnings, an increase in inventory, payables, taxes payable, and adjustments for future income taxes and a prepaid intra-group tax asset.

Sales and gross margin contributed to continuing positive cash flows, while higher fixed operating costs and expenditures in planning for international growth and U.S. market entry affected net earnings and cash flow. The results for the fourth quarter reflected the necessary investments made in preparation for the Company's launch of COLD-fX® into the U.S. market.

Comparative liquidity (in thousands)	**Fiscal Year Sep 30, 2006 Restated**	**Fiscal Year Sep 30, 2005**	**Fiscal Year Sep 30, 2004**
Cash and cash equivalents (indebtedness)	7,913	5,952	(181)
Working capital	16,385	16,928	1,924
Long-term liabilities	745	70	108

In July 2006, the Company entered into a letter of agreement that would increase the maximum borrowing limit on the Company's demand operating credit facility to $15.0 million with margining based on receivables, inventory, and tax credits and is in the process of completing the conditions precedent. Although the Company has not utilized its credit facility as shown in the liquidity summary above, the Company expects to use this facility from time to time to fund operations as expansion continues in Canada and into the international marketplace. (See Subsequent Events section)

Major cash flow components (in thousands)	**Quarter 4 Sep 30, 2006 Restated**	**Quarter 4 Sep 30, 2005**	**Fiscal Year Sep 30, 2006 Restated**	**Fiscal Year Sep 30, 2005**	**Fiscal Year Sep 30, 2004**
Operating activities	(7,805)	(1,436)	4,180	6,124	(2,513)
Financing activities	94	258	296	855	2,539
Investing activities	(1,334)	(471)	(2,515)	(846)	(190)

Cash flow in operations

The cash used in operations during the fourth quarter of fiscal year 2006 was $7.8 million compared to $1.4 million used for the same quarter last year. This use of cash in operations in the fourth quarter was primarily attributed to a $6.0 million increase in receivables, a $6.6 million increase in inventory, a $2.6 million increase in a prepaid intra-company tax asset, and a $0.8 million increase in prepaid expenses and deposits, offset by a $6.0 million increase in trade and accrued payables, a $3.6 million increase in taxes payable, loss of $3.0 million, an increase of $1.8 million in customer deposits and $0.6 million for non-cash stock compensation expense.

The quarter over quarter reduction of $6.4 million in cash from operating activities was primarily the result of a decrease in net earnings of $6.3 million, an increase in receivables of $1.8 million, an increase in inventory of $4.8 million, the addition of a prepaid intra-company tax asset of $2.6 million, prepaid expenses of $0.9 million and offset by an increase in payables of $4.3 million, an increase in customer deposits on product shipped with right-of-return of $1.8 million, an increase future income taxes of $0.6 million, and income taxes payable of $3.6 million.

The year over year reduction in cash ($2.0 million) from operating activities was primarily the result of a decrease in net earnings of $9.5 million offset by an increase of $1.8 million in future income taxes and $6.0 million related to a net change in non-cash working capital items.

The Company manages supply risk by establishing a scheduling program to ensure a one-year supply of bulk ingredients and a finished goods inventory to meet seasonal demand is maintained. Inventory valuation is based on direct manufacturing costs. Product sales of $50 million require a basic investment of approximately $8 million in finished goods and bulk ingredients.

The following chart illustrates quarterly cash flows from operations in fiscal years 2004, 2005 and 2006.


Cash Flow From Operations
15
10
5
0
(5)
(10)
$ millions
Q1
Q2
Q3
Q4
YTD
2004
2005
2006

Cash flow from financing activities

The Company's financing activities in the fourth quarter of fiscal year 2006 generated $94 thousand in cash ($258 thousand in the same quarter last year). Financing activities in fiscal year 2006 provided $296 thousand in cash ($855 thousand in the prior year). The exercise of stock options in the fourth quarter generated $99 thousand (650,000 common shares at an average of $0.152 per share) from the exercise of options compared to $263 thousand for the same quarter last year. Repayment of leases in the fourth quarter was $18 thousand compared to $5 thousand in the same quarter in fiscal year 2005. On a year over year basis, the issuance of capital stock through the exercise of options decreased $1.8 million in 2006 to $0.3 million and the repayment of the demand loan of $1.3 million in 2005. The Company did not borrow any funds in 2006.

Cash flow used in investing activities

The Company's investing activities in the fourth quarter used $1.3 million ($0.5 million in the same quarter last year). Investing activity for the fiscal year 2006 totaled $2.5 million compared to $0.8 million in 2005. Investing activities primarily consisted of amounts paid on architectural and engineering costs, and foundations in the construction of the new office head quarters and research centre, and office, computer, software and laboratory equipment purchases, and expenditures on patents and trademarks in support of the Company's business strategy. The purchase price of the leased land was capitalized at its

discounted value, with a corresponding liability realized. Expenditures for patents and registered trademarks were incurred in the protection and development of intellectual property.

On July 11, 2006, CVT Capital Inc., a wholly owned subsidiary and property-management company, entered into an arrangement to finance the construction of a 28,320 square foot building in Edmonton to provide office space and a research centre. The building will be located on a 4.6 acre parcel of land leased by the Company under the Edmonton Economic Development Corporation's Biotechnology Lease Program. Construction is underway with occupancy scheduled for the late summer of 2007. The land lease term is 10 years, renewable for a second term of 10 years, and has an option to purchase for $1.2 million. The cost of the building construction is estimated to be $9.5 million, with available financing of $4.7 million in debt.

Liquidity

Expenditures for advertising and inventory significantly reduced cash balances in the fourth quarter. Cash was also invested in inventory. High inventory levels are anticipated to extend into the next cold and flu season because of slow sell-through to U.S. customers and the seasonal decrease in sales experienced in Canada in spring and summer.

In the restated annual 2006 and first quarter 2007 interim consolidated financial statements, the Company has reversed the revenue recognition of U.S. product shipments with an implicit or explicit right of return and reclassified customer payments on shipments of inventory as customer deposits.

At the end of March 31, 2007, customer deposits of $17.4 million represented payments on shipments of inventory with a right of return. When the risk of product return is substantially eliminated, the revenue from the product shipped is recognized and liability is eliminated. If the product is returned, the customer is entitled to a refund of the deposit. Subsequent to March 31, 2007, the Company refunded $5.8 million of customer deposits. Additional returns have been authorized requiring refund of approximately $5.9 million. There is no certainty that actual returns may be substantially higher or lower than the risk identified, and the timing of the actual returns and the effect of cash refunds on the Company's cash position is difficult to predict. The Company is also discussing plans with U.S. retailers to delay customer refunds until the fall selling season. The initial response has been positive.

As of March 31, 2007, estimated inventories were $20.2 million. Although a large inventory positively affects working capital, the turnover of the U.S. inventory is anticipated to be slow over the next 6 to 12 months. Consequently, the Company has decided that it is prudent to bring some U.S. product into Canada for sale this fall. Bottled U.S. product, which has undergone the same quality testing as performed in Canada, can be repackaged making it available for Canadian sales. The additional costs to repackage inventory are anticipated to reduce gross margins by 5 to 7%. Because sales are seasonally slow during the summer, initiation of the cycling of inventory into receivables and cash receipts in Canada is anticipated to take place in the fourth quarter of fiscal year 2007, and the first two quarters of fiscal year 2008. As of December 31, 2006, the estimated consolidated inventory is $20.7 million, of which $3.5 million is product shipped to customers with the right of return.

The Company's U.S. experience has shown that shipments and the resulting invoices may be at risk of payment delay as customers are monitoring their sales to consumers. Though the customer has been invoiced and payment is expected, US receivables are not recognized in the consolidated financial statements until the risk of return is substantially eliminated. The turnover of payment on invoiced U.S.

shipments is expected to be slow. In Canada, cash receipts of accounts receivable are typically within 30 to 60 days. In the summer months, cash flow from collection of receivables decreases, with slowing sales.

The timing of refunds on customer deposits related to returned product and slow summer sales will affect cash flow and likely require the Company to utilize its bank line or alternative sources of funding. There is uncertainty on when customer returns will occur and when customer refunds will be expected. The current bank line of credit has an inventory ceiling of $5 million or 50% of inventory, whichever is lower (See Subsequent Events).

Until the Company completes the restatements and meets the conditions set forth in the cease trade order, the Company can not finalize discussions on bank or equity financing. Management is closely monitoring its cash flows The Company continues to work diligently to have such cease trade orders lifted.

The Company's working capital and capital expenditure requirements depend upon numerous other factors including the success and timing of the introduction of new products or entry into new markets, consumer demand, right of returns held by customers, timing of market development programs, construction costs and long-term focus on product research and development activities. The Company anticipates developing a need for additional capital to fund operations, capital asset additions, research and development, new product launches, and strategic initiatives.

Aggregate contractual obligations and off-balance sheet financing

The Company has entered into operating and capital lease agreements in the ordinary course of its business. In addition, the Company has entered into various agreements for financial assistance in research and development activities and clinical studies, and several advertising and marketing agreements. The commitments relating to these agreements, payable over the next five years, are as follows:

Contractual Obligations
(in thousands)

Leases	**Total**	**2007**	**2008**	**2009**	**2010**	**2011**
Operating leases [1]	1,041	362	314	248	117	-
Capital leases	1,176	16	3	2	-	1,155
Total lease obligations	2,217	378	317	250	117	1,155
Research and development assistance	**Remaining obligation**	**Total assistance available**	**Total assistance received**	**Max funds to be paid**	**Funds repaid to date**	**Max remaining term**
National Research Council [2]	0	495	495	742	742	Repaid
AVAC [3]	0	525	517	1,000	1,000	Repaid
Total research and development assistance obligations	0	1,020	1,012	1,742	1,742	
Commitments	**Total**	**2007**	**2008**	**2009**	**2010**	**2011**
Agreements and contracts[4]	3,087	1,548	1,316	223	-	-

1. The Company recognizes rental expense on premises on a straight-line basis over the initial term of the lease. Lease inducements received by the Company as free rent periods are deferred and amortized on a straight-line basis over the term of the lease as a reduction in rental expense.
2. The Company is obliged to repay the financial assistance by way of 1.5% of the Company's gross revenues, which commenced April 1, 2002, up to a maximum of $742,000, which is 150% of the original contribution amount. The obligation to pay terminates at the earlier of the full repayment of the $742,000 or 10 years after the start of the repayment period. The Company is not obliged to repay any of the grants received should the Company have no future revenues on product sales.
3. The Company is obliged to repay the financial assistance by way of 1.5% of the Company's gross revenues after January 1, 2002 up to 200% of the original contribution amount or to a maximum of $1 million. The Company is not obliged to repay any of the assistance received should the Company have no future revenues on product sales.
4. The Company has entered into a number of contractual obligations related to future advertising and marketing expenditures.

The Company anticipates it will exercise its option to purchase the leased land upon which the office headquarters and research centre is constructed before the option expires in 2015.

Deferred revenue

Deferred revenue represents a deposit of $150 thousand from a customer in exchange for a guaranteed volume of inventory to be available at any time.

Majority interest

On October 29, 2002, the Company entered into a joint venture with Centaur Pharmaceuticals, a private company, in the creation of Vet Ex Inc. The joint venture, in which the Company holds a 60% interest, has

licensed the veterinary rights for the Company's nutraceutical products and ChemBioPrint technology. The Company has recorded its interest in Vet Ex Inc. using the proportionate consolidation method.

In June 2006, the Company provided notice to Centaur Pharmaceuticals that it will end its participation in the joint venture. The deactivation of the joint venture was finalized in February of 2007.

Related party transactions

During the year, the Company paid $14,914 (2005 - $30,080) in supplemental study fees to an independent third party on behalf of Vet Ex Inc., which is controlled by the Company. This project involves an animal study on the effect of HT1001 on memory and cognition in adult dogs. This study would contribute to the understanding of the cognitive effects of REMEMBER-fX®.

As at September 30, 2006, 60% of this transaction was eliminated through proportionate consolidation and the remaining balance is included in accounts receivable.

Share capital and stock-based compensation

During the fiscal year 2006, the Company granted 335,000 options to purchase common shares to employees and consultants.

On November 25, 2005, the Board granted 50,000 options for common shares exercisable at a fair market value of $4.32 per share vesting at 20% per year. The fair value of options granted was $182 thousand or $3.64 per option.

On February 27, 2006, the Board granted 30,000 options for common shares exercisable at a fair market value of $3.42 per share vesting at 20% per year. The fair value of options granted was $84 thousand or $2.81 per option.

On June 9, 2006, the Board granted 200,000 options for common shares exercisable at a fair market value of $3.29 per share vesting at 20% per year. The fair value of options granted was $538 thousand or $2.69 per option. A portion of these options were in excess of the approved stock option plan and were later approved at the February 21, 2007 shareholders' meeting.

On September 8, 2006, the Board granted 55,000 options for common shares exercisable at a fair market value of $4.04 per share vesting at 20% per year. The fair value of options granted was $163 thousand or $2.96 per option. A portion of these options was in excess of the approved stock option plan and later passed at the Annual General Meeting held in February 2007.

In November 2005, the Board of Directors also approved a compensation model weighted more to cash with less reliance on stock options. The Board recognized that annual salaries must be competitive in the marketplace to enable the Company to retain talented employees and attract new, high quality employees who can add value and support the rapid growth the Company has been experiencing.

An Employee Bonus Program was implemented effective for the 2006 fiscal year. The Program is based on growing sales volumes and earnings. The Board believes these measures are appropriate at this stage of the Company's development for employee compensation and shareholder value.

Director compensation moved to a cash based system effective March 1, 2006. The structure of Director's fees is as follows: Annual Retainer-$5,000, Board meeting-$1,000, Committee Chair-$1,000, and Committee meeting-$500. The Compensation Committee annually reviews and recommends to the Board the form and amount of Director compensation.

Outstanding shares

As of June 14, 2007;

- Number of issued and outstanding common Class A shares 103,551,006
- Number of outstanding, unexercised stock options 10,592,935

(Exercise price ranges from $0.15 to $4.32 per share with expiration dates ranging from 2007 to 2011.)

Corporate Update

To execute its international strategy, a new wholly-owned subsidiary, fX Life Sciences International GmbH (fX Life Sciences) based in Switzerland was formed to supply and manufacture products in international markets. This approach protects the intellectual property and goodwill in Canada and provides a more flexible supply model for international manufacturing and distribution of finished products throughout the world.

COLD-fX Pharmaceuticals USA Inc., a wholly owned Delaware Corporation headquartered in the Chicago area, was established to focus on distribution, sales and customer service to retailers and major drug chains within the U.S. marketplace.

CV Technologies Inc. is in the process of winding up ChemBioPrint Asia Limited, which is inactive.

Management Changes during the Year

On December 8, 2005, Harry Buddle was elected to the position of Vice-Chairman. Mr. Buddle serves as a member of the Audit and Compensation Committees.

On May 9, 2006, Bruce Buchanan resigned as a Board Director for personal and family health reasons.

On September 2, 2006, Paul Bokenfohr was appointed an Officer and Vice President, Human Resources and Administration for the Company.

Subsequent Events and Activities

Stock options and compensation

Subsequent to September 30, 2006, 777,666 options were exercised for cash proceeds of $203,070.

On December 8, 2006, the directors approved a compensation system to align with industry standards. Effective January 01, 2007, director compensation moved to cash compensation increasing the annual retainer to all Board members, the Board chair and committee chairs. The revised compensation system is as follows: Annual Retainer-$25,000, Board Chair-additional $15,000, Committee Chair-additional $5,000, Board Meeting-$1,000 and Committee meeting-$500. The Compensation Committee annually reviews and recommends to the Board the form and amount of Director compensation.

On December 14, 2006, the Company granted 100,000 options exercisable at $2.98. The compensation expense is recognized over the five year vesting period of the options.

On May 10, 2007, Dr. Jacqueline Shan voluntarily surrendered and relinquished all rights and privileges associated with the March 2005 option grant. The forfeiture of these options results in a recovery of $3.6 million of stock-based compensation expense previously recognized. This was accepted by the Board of Directors at their May 14, 2007 meeting.

Treasury common shares

Pursuant to a shareholder resolution on February 21, 2007, the Company adopted amendments to the Company's stock option plan that permits the Board of Directors to grant to employees, officers and directors options to purchase from Treasury up to 22,170,442 common shares. This change is an increase of 3,000,000 common shares from the previous limit of 19,170,442 common shares.

Change in senior management

On February 21, 2007, the marketing responsibilities of P. Norman Oliver were reassigned to John Rea, who was appointed Vice President, Marketing and Communications. Dr. Sharla Sutherland was appointed Vice President, Regulatory & Scientific Affairs.

P. Norman Oliver, Senior Vice President Sales & Customer Development was no longer associated with CV Technologies Inc. as of March 26, 2007. Mr. Oliver's initial responsibilities included marketing and sales in Canada and the U.S. Mr. Oliver's most recent responsibilities included sales and customer development. Those duties have been reassigned internally on an interim basis.

On May 7, 2007, the Company announced the appointment of Ross Montagano as Chief Operating Officer, effective May 28, 2007.

Business development

On February 7, 2007, the Company announced that doctors and nurses at Hackensack University Medical Centre (HUMC) in New Jersey would participate in a randomized, double-blind, placebo-controlled trial of COLD-fX® to evaluate improvements in the immune health of front line medical workers.

HUMC infectious diseases researcher, Dr. Steven Sperber, will head the study that will include blood tests to investigate the hypothesis that COLD-fX® works by simultaneously boosting two different immune pathways: the innate response (macrophages and Natural Killer (NK) cells) and the Th1 adaptive response. Both pathways are critical for fighting viruses and maintaining good health. The hypothesis is supported by previously published clinical research which demonstrated that regular intake of COLD-fX® over one cold season enhanced NK cells and T-helper cells.

If confirmed, COLD-fX® will be the first dietary supplement clinically proven to work synergistically by enhancing both of these immune pathways. There are currently no approved medicines that act in this novel manner. The study will complement additional Canadian government-funded research being conducted at McMaster University in Ontario on the precise molecular mechanism of action of COLD-fX®.

Dr. Sperber is recruiting healthy staff members from HUMC for the trial including doctors and nurses. The parameters being measured are blood immune factors which are highly sensitive and therefore do not require a high number of trial subjects.

As previously mentioned, Health Canada approved a new wide-ranging health claim for COLD-fX® on February 13, 2007. After an extensive review, the NHPD issued a product license and NPN for COLD-fX®. The comprehensive treatment claim for COLD-fX® approved by Health Canada states that the product "helps reduce the frequency, severity and duration of cold and flu symptoms by boosting the immune system". The approved dosage was two capsules per day. Comprehensive therapeutic claims require support by the highest level of scientific evidence: randomized, double-blind, placebo-controlled clinical trials. The Company is seeking a separate NPN for a higher acute dose similar to the dosing regimen of the previous DIN for COLD-fX® under an application that was submitted to the NHPD on March 9, 2007.

On February 13, 2007, the status of Vet Ex Inc., the joint venture with Centaur Pharmaceuticals became inactive.

On March 1, 2007, the Company announced that a major U.S. scientific review (monograph) of COLD-fX®, conducted by leading American cold and flu experts, was published by the American Botanical Council (ABC), North America's leading nonprofit research and education organization on herbal medicines. Five independent U.S. physicians and scientists, well recognized in the field of natural medicines, were involved in the writing and peer review of this scientific report on COLD-fX®, which concludes the cold and flu remedy delivered "impressive" benefits to users.

On March 26, 2007, the Company announced that sell-through of COLD-fX® to U.S. consumers was slow and that there was significant risk of returns. Product returns are currently taking place from U.S. customers who expect refund or credit on accounts.

On April 19, 2007, the Alberta Securities Commission (ASC) issued an Interim Cease Trade Order (ICTO) halting trading of the Company's securities for 15 days. The action followed the Company's April 11, 2007 announcement that it was voluntarily planning to restate its consolidated financial statements for the year ended September 30, 2006, as well as its interim consolidated financial statements for the three month period ended December 31, 2006 due to revenue recognition issues in the U.S. market. The Company, under the guidance of the Board of Directors decided to correct the Company's revenue as it relates to the entry into new markets or introduction of new products where the right of return is uncertain. The Company has corrected the application of this policy because of the difficulty in estimating consumer uptake and the risk of product return by retailers.

On May 2, 2007, the ASC issued a Consent Order extending the Interim Cease Trade Order (ICTO) of April 19, 2007 until the earlier of the satisfaction of the conditions set forth below or June 15, 2007.

The conditions set forth in the Consent Order include that:

(i) All deficiencies, inconsistencies and omissions in the Company's previously delivered Financial Statements have been corrected by filing revised or amended Financial Statements pursuant to Part 4 of National Instrument 51-102 Continuous Disclosure Obligations (NI 51-102) that are in accordance with acceptable accounting principles as required by section 3.1 of National Instrument 52-107 Acceptable Accounting Principles, Auditing Standards and Reporting Currency;
(ii) The Company has issued a press release pursuant to Part 11 of NI 51-102 explaining the reasons for requiring revised or amended Financial Statements;
(iii) The Company is not in default of any other filing requirements under the Securities Act (Alberta); and
(iv) The staff of the ASC has confirmed in writing that CV Technologies Inc. has satisfied the three foregoing conditions.

If all four conditions are not satisfied by June 15, 2007, CVQ and Staff of the ASC are directed to appear before the ASC for further advice and direction.

The Company was subject to a similar Temporary Order of the Ontario Securities Commission (OSC) dated April 23, 2007, which ceases all trading in and all acquisitions of the securities of the Company, whether direct or indirect, for a period of 15 days from April 23, 2007. A hearing before the OSC in respect of the Temporary Order was held on May 4, 2007.

On May 7, 2007, the OSC implemented an Order that has the effect of continuing the foregoing cease trade for an indefinite period. Staff of the OSC have confirmed to the Company that as the ASC is the principal regulator of the Company in accordance with CSA Staff Notice 51-312 Harmonized Continuous Disclosure Review Program (CSA Staff Notice 51-312), it is the intention of Staff of the OSC to apply the principles described in CSA Staff Notice 51-312 for the purposes of assessing the satisfaction of the Company's voluntary plan to restate its consolidated financial statements for the year ended September 30, 2006, as well as its interim consolidated financial statements for the three month period ended December 31, 2006.

The Company was subject to a Cease Trade Order of the British Columbia Securities Commission (BCSC) dated May 24, 2007, which ceases all trading in and all acquisitions of the securities of the Company, whether direct or indirect, until:

(i) The Company files an interim financial statement for the financial period ended March 31, 2007 and a Form 51-102F1 Management's Discussion and Analysis for the financial period ended March 31, 2007.
(ii) The Executive Director makes an order under section 164 of the Securities Act revoking this cease trade order.

Lease obligations

The Company has renewed existing leases and entered into new leases related to premises. These leases expire at various dates ranging from May 31, 2008 to October 31, 2009. As of March 31, 2007 the cumulative obligation of these leases is $111,924.

Financing facilities

On June 12, 2007, the Company entered into a commitment letter granting the Company a demand operating line of credit up to a maximum of $10,000,000. The demand operating line of credit is based on 75% of accounts receivable plus 50% of finished goods inventory for the period of September to February or 65% of finished goods inventory for the period of March to August. Inventory has a maximum limit of $6.0 million. As part of the operating line facility, the Company has the ability to issue up to $1 million of letters of guarantees. Interest under the operating line facility is based on the Bank of Canada prime rate or Bankers' Acceptance rate plus 1.5% per annum.

In addition, the new financing arrangement offers a three year term financing for the construction of the new headquarters and research centre on land held under a capital lease. The amount of term financing will be based on 65% of the revised appraised value of the building or 65% of the cost of the building, whichever is lower. The interim facility will bear interest at the Bank of Canada rate plus 0.75% per annum; the Company can also fix the interest rate.

The collateral security lodged by the Company to support both financing facilities is a General Security Agreement constituting a first ranking security interest in all personal property of the Company, a Collateral Mortgage constituting a first fixed charge on the Company's headquarters and research centre on the subleased land and a guarantee provided by an insider of the Company, secured by common shares.

Outlook

The execution of the U.S. expansion is underway and is based on securing partnerships with larger retailers and drug store chains, and gaining a reputable distribution network. Continued awareness and consumer acceptance will be part of the challenge during the initial stage of U.S. expansion. The Company is implementing a number of sales, marketing and public relations strategies and programs to achieve these goals. These strategies include the pursuit of marketing and distribution strategic partners in the U.S. and other markets.

It will be critical to achieve consumer sales volume at levels deemed acceptable for the return on investment that retailers have made. Sales monitoring and investment in brand building will continue in fiscal year 2007 and is necessary to ensure successful consumer sales levels and management of inventories against expectations of all partners. U.S. sales have developed very slowly in the first and second quarters of 2007 and losses are anticipated for fiscal year 2007.

The fourth quarter of fiscal 2006 showed quarter over quarter growth. These sales excluded the pipeline-fill of American retailers to ensure product is on the shelves in preparation for consumer awareness and marketing programs. Management will execute its U.S. strategy and continue a more targeted marketing and commercialization approach of its products in the U.S. and Canadian market place. Management will also work to enhance demand for REMEMBER-fX® and CELL-fX® in Canada. Management will strive to continue to build sales and profits through effective brand management, targeted sales and marketing efforts, public relations activities, focusing on operational excellence in cost management, expanding its supply chain management to meet growing demand and expanding awareness and sales of its products.

The Company is also realigning its manufacturing priorities with the objective of converting existing inventory into receivables and cash as soon as possible. This plan includes shipping excess U.S. inventory to Canada for repackaging and sale. The Company continues to reduce its operating expenses while actively seeking a strategic business partner in the U.S. to assist in marketing and distribution. The Company plans to contain and lower costs in sales and marketing, distribution, operations and quality control activities for the remainder of 2007. The Company looks to strengthen its team with the addition of Ross Montagano, who will join the team in late May as Chief Operating Officer.

In the upcoming fiscal 2007 year, management plans to improve consumer awareness and education of healthcare professionals to fully develop its business and to focus on a strategy of educating consumers and building awareness of the year-round preventative use of COLD-fX®. With the publication in the Canadian Medical Association Journal of a study demonstrating the efficacy of COLD-fX® for the prevention and relief of upper respiratory infections and obtaining a Natural Product Number (NPN), awareness of COLD-fX® has spread domestically and internationally. The Office of Dietary Supplements Division of the National Institutes of Health (NIH) in the U.S. selected the COLD-fX clinical trial results, published last year in the Canadian Medical Association Journal, for inclusion in its Annual Bibliography of Significant Advances in Dietary Supplements Research. Management believes the future for COLD-fX® is very promising.

The Company will continue to explore carefully the option of a FDA application for the active ingredient of COLD-fX® as an OTC drug for the prevention of cold and flu, which would allow the Company to make strong and specific medical claims and afford label exclusivity in the U.S. This approach would require the successful completion of a Phase III clinical trial, which would enhance product differentiation from the U.S. competition.

Management is committed to making the Company's products strong performers within their categories. The Company will continue to prove its leadership in the discovery and commercialization of science-based natural therapeutics for health maintenance and disease prevention, and to prove itself as a well-recognized and respected supplier to consumers and the natural health products industry while providing a return on investment to shareholders.

Restatement of Previously Issued Financial Statements

The Company has restated its previously reported consolidated financial statements for the fiscal year ended September 30, 2006. The restatement of the Company's consolidated financial statements followed an internal review of the Company's consolidated financial statements and accounting records that was undertaken as part of an analysis of the proper approach to account for anticipated product returns in the U.S. market. The Company will also restate its consolidated financial statements for the three month period ended December 31, 2006. For additional information, see accompanying restated audited consolidated financial statements for the year ended September 30, 2006 and the three month period ended December 31, 2006.

The descriptions of corrections are as follows:

Consolidated Statement of Earnings

- Net product sales decreased by $5.6 million (11.9%) to $41.4 million: Revenues from U.S. operations were reversed because of the correction in the application of the Company's revenue recognition policy to deal with the risk of product returns. The net product sales previously reported were to initially stock customers. U.S. shipments occurred late in the year and the estimated fourth quarter product sales from sell-through to consumers was $8 thousand.

	Previous	Restated	Change
Net product sales	46,973,073	41,387,088	(5,585,985)

- Cost of goods sold decreased by $1.4 million (9.4%). As a percentage of product sales, the cost of goods sold increased from to 32.1%. The residual internal freight, warehousing and manufacturing management costs increased the cost of goods sold relative to sales.

	Previous	Restated	Change
Cost of goods sold	14,661,462	13,286,800	(1,374,662)

- Gross margin decreased by $4.2 million (13.0%). As a percentage of net product sales, the gross margin percentage decreased 0.9% from 68.8% to 67.9%. This reduction would be as anticipated with a reduction in recognized revenue.

	Previous	Restated	Change
Gross margin	32,311,611	28,100,288	(4,211,323)

- Advertising and marketing expenses increased $55 thousand (0.7%). This increase resulted from reclassifications of marketing displayers and packaging shipped with product but subject to a right of return. These materials are likely not recoverable in the event of return. This increase also includes non-refundable sales discounts and allowances to advertising and marketing under operating expenses. This reclassification results from sales allowances that would have created negative sales revenue for certain customers.

	Previous	Restated	Change
Advertising and marketing	8,084,658	8,140,050	55,392

- A foreign currency translation adjustment was reclassified to the statement of earnings, increasing expenses by $83 thousand. With the parent company now funding the day-to-day operations of the foreign subsidiaries, those operations are considered integrated with the parent company. In the prior financial statements, these foreign subsidiaries were considered self-sustaining. The change in foreign operations from self-sustaining to integrated status resulted in the foreign currency translation gains and losses being reclassified from equity to the statement

of earnings. The translation of these subsidiaries, which operate in U.S. dollars, has been updated from the current rate method to temporal method. The change in method resulted in application of different foreign exchange rates in translation of the financial statements for various accounts.

	Previous	Restated	Change
Foreign currency translation adjustment	0	83	83

- Earnings before income taxes decreased by $4.3 million (50.8%) as result of the above corrections to revenue and expenses.

	Previous	Restated	Change
Earnings before income taxes	8,406,536	4,139,904	(4,266,632)

- Income taxes decreased by $0.8 million (18.0%) because of a decrease in net earnings from a reversal in revenue recognition.

	Previous	Restated	Change
Current income taxes	3,159,825	3,301,238	141,413
Future income taxes	1,109,401	199,650	(909,751)
Income taxes	4,269,226	3,500,888	(768,338)

- Earnings (after income taxes) decreased by $3.5 million (84.6%) as result of the above corrections to revenue and expenses.

	Previous	Restated	Change
Earnings	4,137,310	639,016	(3,498,294)

Consolidated Balance Sheets

- Accounts receivable decreased by $3.8 million with the reversal of U.S. product sales until consumer sell-through takes place or the risk of returns is substantially eliminated.

	Previous	Restated	Change
Accounts receivable	10,474,732	6,707,356	(3,767,376)

- Inventories increased by $1.7 million with the reversal of revenue recognition on shipments. This inventory is described in the consolidated financial statements as "product shipped with right of return".

	Previous	Restated	Change
Inventory	16,771,353	18,425,505	1,654,152

- Future income taxes (current asset) were adjusted to reflect the correction to net earnings before tax. The increase is the result of timing differences between product sales to third parties and intercompany sales.

	Previous	Restated	Change
Current future income taxes asset	91,841	1,001,590	909,749

- Total assets decreased by $1.2 million based on the above asset restatements.

	Previous	Restated	Change
Total assets	44,335,343	43,131,868	(1,203,475)

- Accounts payable and accruals increased by $0.3 million. This adjustment reflects an increased liability related to higher levels of inventory from slower than anticipated sales.

	Previous	Restated	Change
Accounts payable and accruals	11,280,235	11,600,073	319,838

- Customer deposits on products shipped with right of return increased by $1.8 million. This liability represents payments received from customers for product shipped that have an implicit or explicit right to return. This payment will result in a monetary refund a customer requests to return product.

	Previous	Restated	Change
Customer deposits on products shipped with right of return	0	1,773,559	1,773,559

- Current income taxes payable increased by $142 thousand.

	Previous	Restated	Change
Current incomes taxes payable	5,091,744	5,233,698	141,954

- Total liabilities increased by $2.2 million based on the above restatements to liabilities.

	Previous	Restated	Change
Total liabilities	17,371,905	19,607,256	2,235,351

- The deficit increased by $3.5 million based on the decrease in net earnings resulting from a reversal of recognition of U.S. product sales.

	Previous	Restated	Change
Deficit	(1,880,085)	(5,378,379)	(3,498,294)

- The foreign currency translation adjustment increased by $59 thousand based on the above restatements. With the parent company funding the day-to-day operations of the foreign subsidiaries, those operations are considered integrated with the parent. In the prior statements, these foreign subsidiaries were considered self-sustaining. The change in foreign operations from self-sustaining to integrated status resulted in the foreign currency translation being reclassified from equity to the income statement.

	Previous	Restated	Change
Foreign currency translation adjustment	(59,468)	0	59,468

- Total shareholders' equity decreased by $3.4 million based on the above restatements to the deficit and foreign currency translation adjustment.

	Prior	Restated	Change
Shareholders' equity	26,963,438	23,524,612	(3,438,826)

The appropriate application of the revenue recognition policy did not have an effect on the operating, financing and investing categories within the consolidated statement of cash flow; therefore, the effect on the restated cash flow statement has not been presented.

Internal Controls over Financial Reporting

The Enterprise Risk Management Committee (a subcommittee of the Audit Committee) oversees risk assessment and review processes of the Company's internal controls over financial reporting to meet the requirements under MI 52-109. The Committee provides regular updates to the Audit Committee and Board. At the end of fiscal year 2006, the design and documentation of internal controls over financial reporting were completed, with the exception of the design and documentation of entity level controls (control environment) which was completed in February 2007. Certain non-material control gaps and remediation of those deficiencies are expected to carry through the 2007 fiscal year. The Company is in a period of rapid growth and will continue, as required, to modify the design, and implement controls over financial reporting during 2007.

In March 2007, the Company initiated a review of its revenue recognition policy and practices following awareness of the potential for significant product returns from U.S. customers. The potential for U.S. returns was significantly greater than estimated that the Company had made for the initial shipments. In this evaluation, management concluded the following material weaknesses existed in its internal controls over financial reporting:

- Instances of non-compliance with policies and procedures related to reviewing and communicating material arrangements entered into on behalf of the Company in a timely manner, including the identification and analysis of sales arrangements containing a right of return, adequate records of customer and vendor files, and documentation of the application of GAAP to such transactions;

- Non-compliance with policies and procedures related to processing and shipping of sales orders to new customers, including shipments without internal release of the sales order, confirmation of customer sales arrangements, credit review, and sufficient customer documentation; and

- Failure to appropriately apply GAAP to the initial recording of product sales when entering into a new market where a reasonable estimate for product returns was not possible; and insufficient internal cross-functional and external communication and coordination, including compliance with internal control processes, management override, and insufficient segregation of duties and training in certain areas, all of which affected the appropriate application of the revenue recognition policy.

These control deficiencies resulted in the restatement of the Company's consolidated financial statements for the year ended September 30, 2006 and interim financial statements for the three month period ended December 31, 2006 and materially affected revenue, cost of goods sold, income taxes, accounts receivable, inventory, liabilities, net earnings and retained earnings.

As part of the measures to correct the above weaknesses in internal controls over financial reporting, the Company has improved its contract review process and communicated the revised process within the Company. The Company has created a team, comprised of representatives from operations, finance and, if required, external legal counsel to analyze, review and document customer and vendor arrangements for their effects on the business, financial reporting and disclosures.

Intensive efforts will be initiated to expedite employee training and to complete the implementation of designed controls and procedures, with priority in the sales and purchasing cycles.

These efforts include the restructuring of management, including the hiring of Ross Montagano as Chief Operating Officer, the splitting of the sales and marketing responsibilities between two executive roles, and

improving the environment of accountability, workloads, training, communication, and information flow between functional areas. Management and the Audit Committee also review performance and variance reporting to improve risk management, monitoring and accountability.

In certifying the previous financial statements for fiscal year ended September 30, 2006 and the three month period ended December 31, 2006, the Chief Executive Officer (CEO) and Chief Financial Officer (CFO) acknowledged responsibility for establishing and maintaining the Company's disclosure controls and procedures, and had evaluated, tested, and certified their design and effectiveness, according to MI 52-109, based on the information available at the time.

In that evaluation of disclosure controls, the following deficiencies were identified:

- Education of employees, and
- Control of website updates were non-current and obsolete information was not removed and information was not reviewed for material content.

Although employees have read the Disclosure and Insider Trading Policies, Core Values and Code of Conduct, and Employee and Business Protection Guide, the Company believes that educational sessions for new employees will provide additional assurance that there will be compliance with these policies. This educational process has commenced. A committee was formed and is comprised of representatives of Investor Relations, Communications, Scientific and Regulatory Affairs, Human Resources and Financial departments with the purpose to review, on a regular basis, website updates to mitigate risks of errors or omissions.

Awareness of significant returns subsequent to the original certification of disclosure controls caused the CEO and CFO to reconsider their conclusions on the effectiveness of disclosure controls and procedures. The Chief Executive Officer and Chief Financial Officer proceeded to retest and re-evaluate the disclosure controls and procedures to determine if their conclusions were correct.

In re-evaluating disclosure controls, the following deficiency was identified:

- Non-compliance with policies and procedures in the sub-certification process of the filing of the Company's disclosures, in that material information on the conditions of business contracts and arrangements were not communicated in a timely manner

This deficiency contributed to a weakness in the Company's disclosure controls and procedures, which has now been corrected. Management believes a lack of understanding of the need to properly communicate material agreements appeared to have resulted in incomplete information being provided on the risk of product returns and consumer acceptance, and on sales and vendor agreements, which contributed to the accounting errors in revenue recognition. As discussed under Internal Controls over Financial Reporting, a review process was established to evaluate business arrangements and it is believed that this issue is resolved.

Management is committed to implementing the improvements to the disclosure processes and controls. Management will foster a culture of open communication and accountability in compliance with policies and procedures on a proactive basis. The Disclosure Committee has emphasized to Executive

Management the importance of the communication of material information and changes in control systems in a timely manner to the CEO and CFO.

The CEO and CFO have concluded that the Company's disclosure controls and procedures do provide management with a reasonable level of assurance that the information required to disclose continuously in its annual and interim filings and other reports, is recorded, processed, summarized and reported or disclosed on a timely basis. This process continues to be frequently reviewed and refined. The Board of Directors and management are concerned with the above control deficiencies, take these matters very seriously and are determined to ensure correction of these deficiencies that contributed to the need for restatement of the financial statements.

The Enterprise Risk Management Committee and Management continue to monitor the progress and improvements in the design, efficiency and implementation of controls over financial reporting and disclosures, with particular attention to the above internal control deficiencies and weakness. Notwithstanding the foregoing, no assurance can be made that the Company's disclosure controls and procedures will detect or prevent all failures of people within the Company to disclose material information otherwise required to be set forth in the Company's reports.

Risks and Uncertainties

The Company is in the growth stage with its lead natural health products, COLD-fX®, REMEMBER-fX® and CELL-fX®. In order to gain a successful market share, the Company will be required to incur expenditures for marketing, advertising and public awareness programs. Future success is dependent on these activities, together with the effectiveness and safety of the Company's products, regulatory review and approval for its products, the degree of patent protection afforded to particular products and seasonality of demand for its products. The Company has Quality Control and Quality Assurance programs to monitor product quality. The Company also maintains product liability insurance; however, it is possible that this coverage will not provide full protection against all risks.

The Company currently has operations in North America and Europe. The Company is economically dependent, to varying extents, on certain customers and vendors in each of these regions. Political and regulatory environments, economic conditions and other factors may affect product sales and operations. However, these risks may be mitigated by geographic diversification of sales and supply. Entry into new markets will subject the Company to additional risk as supply chains and customer relationships are developed, and consumer acceptance is sought. Risks include, but are not limited to, initial product sales to fill pipeline, replenishment rates, consumer purchases, product returns, inventory levels, and consumer preferences and adoption rates. In entering new markets, retailers may rebalance inventories and request to return stock depending on consumer demand and sell-through rates. There can be no assurance that the Company will be able to cost-effectively operate, generate product sales, generate adequate funds or maintain relationships with such customers, vendors, employees, collaborators and other third parties. The Company mitigates these risks with monitoring of activities, developing and implementing action plans and diversification of vendors and customers.

Expectations about the Company's financial and scientific results could have a significant effect on the trading price of the Company's shares. Certain risks exist in the timing of scientific and regulatory reviews, filings and approvals, and the Company's ability to commercialize products in its pipeline. During fiscal year 2006, four (2005 – four) major customers accounted for $27.1 million or 65.4% (2005 - $20.5 million or 64.5%) of Canadian net product sales. As at year-end, two customers represented 42.4% and 29.7% (2005 – 37.3% and 26.1%), respectively of total Canadian accounts receivable.

Prospects for the Company's new technologies and products are uncertain and should be regarded as highly speculative. It is not possible to predict the results of studies or regulatory approvals. If products are approved for sale, there can be no assurance that they will result in significant sales.

Except for historical information, certain matters discussed in this report are by their nature forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made.

Financial risks and risk management

The risks and uncertainties described below are those that the Company currently believes may materially affect its operations. This is not an exhaustive list and can change as the Company develops. Additional risks and uncertainties that the Company is unaware of or currently deems immaterial may become important factors that may materially affect the business. A more comprehensive discussion is available in the Company's Annual Information Form available on SEDAR.

Liquidity risk

Liquidity risk is the risk arising from the inability to meet obligations when they come due in a timely manner. The Company's liquidity strategy is to maintain the capacity to fund assets and repay liabilities in a timely and cost-effective manner under adverse market conditions. This capacity primarily arises from the Company's earnings, issuance ability in the debt and equity markets as well as its ability to generate liquidity from its balance sheet.

The Company's strategy is to diversify its sources of funding, and may choose to allocate its funding activities depending upon market conditions, relative costs, and other factors. The Company believes that debt and securitization funding, combined with operating and investing activities, will provide sufficient liquidity to meet future funding requirements.

As the Company's operations are seasonal in nature, sales and incoming cash flows are lowest in the third quarter. The Company's short-term cash requirements may exceed cash balances for the last six months of the fiscal year ending September 30, 2007. The availability of cash is dependent upon the earnings, availability of existing or alternate financing facilities, and the timing and extent of product returns and repayment terms. The outcomes of these events are difficult to predict.

Inventory valuation, obsolescence and spoilage risk

The Company's inventories have a finite shelf life (up to five years). Raw materials, work in process and finished goods have expiry dates and are subject to competitive pricing, obsolescence and spoilage. All inventory items are reviewed with the sales and operations groups for obsolescence including products that are discontinued or may not be saleable, or materials that are no longer used in production. These revaluations and allowances are charged to the cost of goods sold as identified or required.

Foreign exchange risk

The Company is exposed to market risk related to operations in foreign countries, and transactions and changes in foreign currencies. These changes could adversely affect the value of the Company's current assets and liabilities, as well as impact revenues and earnings. In Canada, the Company's expenditures on goods and services and revenues are primarily in Canadian dollars. In the United States, the Company's expenditures on goods and services and revenues are primarily in U.S. dollars. In Switzerland, the Company's expenditures on goods and services and revenues are primarily in U.S. dollars and to lesser degree Swiss francs. As of September 30, 2006, the Company has not entered into any forward currency contracts (forwards, futures or options) or other financial derivatives to hedge foreign exchange risk, and therefore is subject to foreign currency transaction and translation gains and losses.

Credit risk

Credit risk arises from the possibility that the entities to which the Company sells products may experience financial difficulty and be unable to fulfill contractual obligations. This risk is mitigated by credit management practices that include monitoring of the debtor's payment history and performance. The customer base is comprised of well established, reliable retailers and wholesalers.

Interest rate risk

The Company is exposed to interest rate fluctuations. The Company's investment strategy of cash surpluses is protection of principal as such investments are made on high quality short-term deposits at Schedule "A" banks in the form of term deposits and bankers acceptances. With respect to borrowings, the Company would be exposed to Canadian dollar prime rate fluctuations. The Company currently does not utilize hedging instruments to manage interest rate risk.

Regulatory environment

The Company is subject to extensive laws and regulations in respect of securities, commercial activities, taxation, product quality, processing, labeling, and testing of its products. Changes to these laws and regulations could have a significant impact and can vary by country. There can be no assurance that the Company will be able to comply cost-effectively with future laws and regulations. The Company complies with the guidelines set by regulatory agencies and "Good Manufacturing Practices". The Company also has established and reviews policies and procedures to mitigate risk of non-compliance.

Market risk

In order to gain successful market share, the Company may be required to increase investments in marketing, advertising and public awareness programs. Future success depends on these activities, together with the effectiveness and safety of the Company's products, regulatory review and approval of its products, the degree of patent protection afforded to particular products and seasonality of demand for its products.

Consumer acceptance of the Company's products will depend upon a number of factors, including demonstration of clinical efficacy and safety; scientific and marketing advantages of its products over competitors' offerings; availability of acceptable pricing and adequate third-party reimbursement; and effectiveness of marketing and distribution methods for the products.

The Company may not have all the required clinical data and results to market its product pipeline in any jurisdiction. Current and future clinical or preclinical results may be negative, inconclusive or insufficient to allow the Company to market any of its product candidates. Obtaining data and results may also take longer than planned, or may not be obtained at all.

Critical Accounting Policies and Estimates

Critical accounting policies and estimates are those policies, assumptions and estimates most important in the preparation of the Company's consolidated financial statements. Selection of policies requires Management's subjective and complex judgment from many alternatives and estimates involving matters that are inherently uncertain. Management believes that those policies, assumptions and estimates are reasonable, based on the information available. Those policies, assumptions and estimates affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the period represented.

The preparation of the Company's financial statements requires estimates and judgments that affect the reported amounts of assets, liabilities, equity, and revenues and expenses, and related disclosure of contingencies. Management evaluates the assumptions and estimates, including those related to product sales, bad debts, inventories, deferred costs, investments, intangible assets, accrued liabilities and legal issues. Management bases its estimates on historical experience and on various other assumptions believed to be reasonable under the circumstances. The results of those estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The actual results might differ materially from these estimates under different assumptions or conditions. The methodologies used and assumptions selected by management in making these estimates, as well as the related disclosures, have been reviewed by and discussed with the Audit Committee of the Board of Directors. Management believes the following critical accounting policies affect the more significant judgments and estimates used in the preparation of the consolidated financial statements.

Critical accounting policies and estimates relate to the following:

- Revenue recognition;
- Useful lives and impairment of intangible assets and deferred development costs;
- Contingencies;
- Income taxes;
- Inventory valuation;
- Stock-based compensation; and
- Capitalized interest.

Because of the identified correction in application of revenue recognition policy, the Company has updated its recognition policy in conjunction with the restatements of fiscal year 2006 and the first quarter of fiscal year 2007.

Revenue recognition

The Company recognizes revenue in accordance with the CICA handbook Section 3400 Revenue and Emerging Issues Committee (EIC) Abstract 141 Revenue Recognition. EIC-141 states that revenue recognition should take place when realized or realizable and earned. Revenue recognition occurs upon meeting all of the following criteria:

- evidence of an arrangement exists;
- upon delivery of the product or rendering of services;
- the seller's price to the buyer is fixed and determinable; and
- collection is reasonably assured.

EIC-141 also states that revenue recognition occurs at the time of the sales transactions where the buyer has the right to return the product only if:

(1) the seller's price to the buyer is substantially fixed or determinable at the date of sale;
(2) the buyer has paid the seller, or the buyer is obligated to pay the seller and the obligation is not contingent on resale of the product;
(3) the buyer's obligation to the seller would not be changed in the event of physical destruction, loss or damage of the product;
(4) the buyer acquiring the product for resale has economic substance apart from that provided by the seller;
(5) the seller does not have significant obligations for future performance to directly bring about resale of the product by the buyer; and
(6) the amount of future returns can be reasonably estimated.

The Company recognizes revenues for product sales when the title and risk of ownership transfers to the customer, and the criteria of EIC-141 are satisfied, which is generally at the time of delivery of products to customers. Product sales represent total gross revenues less allowances for customer credits, including estimates of discounts and allowances, rebates, charge-backs, and product returns.

The Company establishes allowances for estimated rebates, charge-backs and product returns based on numerous qualitative and quantitative factors, which include:

- the number of and specific terms of arrangements with customers;
- estimated levels of inventory in the distribution channel;
- historical rebates, coupon redemption rates, charge-backs and returns of products;
- direct communication with customers;
- anticipated introduction of competitive products;
- anticipated pricing strategy changes by the Company and/or its competitors;
- analysis of sales data gathered by a third-party data provider;
- the effect of regulatory changes; and
- the estimated remaining shelf life of products.

The Company uses internal forecasts, historical sales data, information gathered from customers and external data providers and judgment, to determine the estimated amount of product sold to customers, product in the sales channel or customer inventories, and to assess risk of returns. This forecast is based on input from members of the sales, marketing and operations groups. The adjusted forecasts take into account numerous factors including, but not limited to, new product introductions, promotional programs, direct communication with customers and potential product expiry issues. Consistent with industry practice, we periodically offer promotional discounts or allowances to the existing customer base. Where product is sold into new markets, the Company recognizes revenue when the risk of return is substantially eliminated which is based on estimates of sell-through to the end consumer.

Customer discounts and allowances are typically a percentage of the current published list price or may be a fixed amount, and treated as off-invoice allowances. Accordingly, discounts reduce revenue in the period of offering the program. Shipments resulting from these programs generally are not in excess of ordinary levels, therefore, the Company recognizes the related revenue upon delivery and include the shipments in estimating various product related allowances. In the event the Company determines these shipments represent purchases of inventory in excess of ordinary levels for a given wholesaler, an evaluation of the potential effect of exposure of product returns and a reduction in revenue (and increase to inventory) occurs. Discounts and allowances vary by customer, marketing program and time of the

year. Discounts in excess of recognized revenue are charged to advertising and marketing expense following a customer specific analysis.

Recognition of licensing revenues, which are comprised of initial up-front fees and milestone payments from licensing arrangements, is in accordance with EIC-141, Revenue Recognition and EIC-142, Revenue Arrangements with Multiple Deliverables. Recognition of fees at the inception of the agreement for prior research and technology rights occur when the Company has no further involvement or obligation to perform under the arrangement. Initial up-front and milestone payments, that require the Company's continuing involvement, are deferred and amortized into income over the estimated period of the Company's participation. The Company's commitment varies by each arrangement based on the ratio of costs expended to total estimated costs required to complete the Company's obligations. Recognition of revenue from performance milestone payments occurs upon achievement of the milestones as specified in the arrangement, provided payment is proportionate to the effort expended as measured by the portion of costs expended to total estimated development costs. Review of the estimates of the period and development costs take place on a regular basis.

Intangible assets and deferred development costs

Intangible assets are presented at cost less accumulated amortization, generally computed using the straight-line method based on estimated useful lives ranging from five to twenty years. The Company amortizes intangible assets on a systematic basis to reflect the pattern in which the economic benefits of the asset are consumed, if that basis can be reliably determined. The expected useful life is the period over which the intangible asset contributes directly or indirectly to future cash flows. Management determines the useful lives of intangible assets based on a number of factors, which include legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the presence of competition. A significant change in these factors may require a revision of the expected remaining useful life of an intangible asset, which could have a material effect on results of operations.

Deferred research and development costs consist of direct and indirect expenditures related to the Company's research and development programs. Expensing of research and development costs takes place in the current period unless they meet generally accepted accounting criteria for deferral and amortization. The Company assesses whether these costs have met the relevant criteria for deferral and amortization at each reporting date. Development costs related to Parathyroid Hypertensive Factor have been deferred and are being amortized over a period of five years. Deferred development costs are subject to the same impairment testing as intangibles.

Typically, the original carrying value of intangible assets and deferred costs is cost less amortization. The recording of those intangible assets acquired through asset acquisitions or business combinations is at fair value based on an allocation of the purchase price.

The Company evaluates intangible assets annually for impairment, or more frequently if events or changes in circumstances indicate that the carrying amounts of these assets may not be recoverable. Impairment testing is an assessment of fair value based on potential indicators of impairment, such as obsolescence, plans to discontinue use or restructure, and poor financial performance compared with original plans. Impairment exists when the carrying amount of an asset is not recoverable and its carrying amount exceeds its estimated fair value.

For intangible assets, impairment testing uses an income approach. This approach involves a forecast of the estimated future cash flows, adjusted to present value by applying an appropriate discount rate that

reflects the risk factors associated with the cash flow streams. Some of the more significant estimates and assumptions inherent in the income approach include the amount and timing of the future cash flows, and the discount rate used to reflect the risks inherent in the future cash flows. A change in any of these estimates and assumptions could produce a different fair value, which could have a material impact on results of operations. In cases of impairment, management will re-evaluate the remaining useful life of the intangible asset and modify it, as appropriate. This evaluation may include an immediate adjustment to the carrying value and materially effect the results of operations.

Accrued liabilities

The Company engages a significant number of third party service providers, contract manufacturing and logistic organizations. The basis of accruals is estimated expenses and/or inventory production. Where possible, detective controls, such as confirmations, are used to verify significant accruals. For example, the Company requests and verifies the accruals with statements from known, significant vendors and reconciles invoices received subsequent to the period end against those accruals. This accrual depends on the issuance and accuracy of estimates in purchase orders and contracts, and the accuracy of estimates on the percentage of completion and costs incurred to the end of the reporting period.

Contingencies

In the normal course of business, the Company may be subject to loss contingencies, such as claims and assessments arising from litigation and other legal proceedings, contractual commitments and indemnities, product liabilities, and tax matters. The Company is required to accrue for such loss contingencies or expense if it is probable that the outcome will be unfavourable or take place, and if there is a reasonable estimate of the amount of the loss or expense. Evaluation of the Company's exposure to a loss takes into consideration various factors, including the progress of each contingency, experience with similar contingencies, and consultation with specialists and external legal counsel. The Company re-evaluates contingencies as additional information becomes available. Given the uncertainties inherent in complex litigation, regulatory processes and other contingencies, these evaluations can involve significant judgment about future events. The ultimate outcome of any litigation or other contingency may be material to the results of operations, financial position and cash flows.

Income taxes

The Company has operations in various countries that have differing tax laws and rates. Income tax reporting is subject to audit by both domestic and foreign tax authorities.

The provision for income taxes involves a number of estimates and assumptions made by management. The amount of income earned in the various operating jurisdictions and the rate of taxes payable in respect of that income has an effect on the Company's consolidated income tax rate. The Company also enters into many transactions and arrangements in the ordinary course of business in which the tax treatment is not entirely certain and involves many taxation jurisdictions. As a result, management must make estimates and judgments based on knowledge and understanding of domestic and international tax rules in determining the consolidated tax provision. For example, certain countries in which we operate could seek to tax a greater share of income than has been provided for by the Company. The outcome of any audits by taxation authorities may differ from the estimates and assumptions used in determining our consolidated income tax provisions and accruals. These assessments could have a material effect on the Company's consolidated income tax provision and results of operations, financial position and cash flows for the period in which the tax authorities make such a determination. The Company may make a

valuation allowance on deferred tax assets primarily relating to operating losses, future tax depreciation and tax credit carry forwards. Management assumes that these deferred tax assets are more likely than not, to remain unrealized. Management must exercise significant judgment to determine the appropriate amount of valuation allowance to record. Changes in the valuation allowance required could materially increase or decrease the provision for income taxes in a period and affect the results of operations.

Inventory valuation

Inventories of finished goods and product shipped with right-of return are presented at the lower of cost or net realizable value. The cost of inventory includes direct materials and labour costs, on a weighted average basis for the production lot. The net realizable value of inventory is determined by the estimated selling price of the products in the normal course of business less the cost of the inventory and estimated costs necessary to complete a sale. Determination of net realizable value is also based on, but not limited to, internal forecasts, historical sales data, input from members of the sales, marketing and operations groups, expiry dates and planned promotional programs. If the costs exceeds estimated net realizable value, the Company records allowances and continues to assess these allowances on a quarterly basis. All inventory items are also reviewed with members of the operations group for obsolescence including products that are no longer sold or saleable, or materials that are no longer used in production. These products and materials are expensed as identified or required.

The Company utilizes information gathered from customers and external data providers, sales estimates and judgment to determine the volume of product shipped with right-of-return. This product is within the customer's possession but is included in the Company's inventory as the related revenue has not been recognized and the customer has the ability to return the product. Management estimates that display and packaging materials will not be recoverable in the event of a return and expenses these materials when the product is shipped.

Stock-based compensation

The Company has adopted the fair value-based method for recognizing stock-based compensation. The Company uses the Black-Scholes option-pricing model to calculate stock option values, which requires certain assumptions related to the expected life of the option, forfeiture rate, future stock-price volatility, risk-free interest rate, and dividend yield. The expected life of an option is based on the maximum 5 year vesting period of the stock option plan. The basis of future stock-price volatility is historical volatility of the Company's common shares over the expected life of the option. The basis of the risk-free interest rate is the zero-coupon Canadian government bonds rate at the time of the grant, with a term equal to the expected life of the option. The basis of the dividend yield is on the option's exercise price and expected annual dividend rate at the time of grant. The Company has not paid dividends in the past three years, nor has any plans to pay dividends. Changes to any of these estimates or assumptions, or the use of a different option-pricing model could produce a different fair value for stock-based compensation expense, which could have a material effect on the results of operations.

Capitalized interest

The Company has modified its capitalization policy to include interest incurred on the construction of the related asset. Interest costs were capitalized on the land lease in fiscal year 2006.

Recent Accounting Pronouncements

Financial instruments

On October 1, 2006, the Company will adopt the following Canadian Institute of Chartered Accountants (CICA) accounting recommendations for the recognition, presentation and disclosure of financial instruments:

- CICA Handbook Section 3855 "Financial Instruments – Recognition and Measurement"
- CICA Handbook Section 3862 "Financial Instruments – Disclosures"
- CICA Handbook Section 3863 "Financial Instruments – Presentation"
- CICA Handbook Section 1530 "Comprehensive Income"
- CICA Handbook Section 3251 "Equity"

Under the new standards, all financial assets on acquisition must be classified as held-to-maturity, loans and receivables, held-for-trading or available-for-sale, and all financial liabilities at inception, must be classified as held-for-trading or other. All financial instruments are initially recorded on the balance sheet at fair value and if classified as loans and receivables, or held for trading, changes in fair value are included in earnings. For those instruments classified as available-for-sale and for derivative financial instruments designated as hedges, changes in fair value will be included in other comprehensive income. Other comprehensive income and its components are presented in a separate financial statement that is displayed with the same prominence as other financial statements.

Glossary

Term	Definition
ASC	Alberta Securities Commission
BCSC	British Columbia Securities Commission
CBP	See ChemBioPrint
ChemBioPrint	A discovery and standardization platform used by the Company's scientists to identify the chemical profile and biological activity of natural products
CICA	Canadian Institute of Chartered Accountants
Company	CV Technologies Inc. which is the reporting issuer
CTO	Cease Trade Order
CVT-E002	Active ingredient in COLD-fX®
CVQ	Trading symbol for CV Technologies Inc. which is the reporting issuer
DIN	Drug Identification Number
FDA	U.S. Food and Drug Administration; the U.S. government body responsible for food (Dietary Supplements) drugs, medical devices, biologics, animal feed and drugs, cosmetics, radiation-emitting products, and combination products. CDER, the Center for Drug Evaluation and Research, is the division of the FDA responsible for drug approvals and the clinical trials on drugs. CFSAN, Center for Food Safety and Applied Nutrition, is the division of the FDA responsible for dietary supplements.
HT1001	Active ingredient in REMEMBER-fX®
HUMC	Hackensack University Medical Centre, New Jersey
ICTO	Interim Cease Trade Order
MD&A	Management's Discussion and Analysis
NHPD	Natural Health Products Directorate
NIH	National Institutes of Health: The National Institutes of Health (NIH), a part of the U.S. Department of Health and Human Services, is the primary Federal agency for conducting and supporting medical research.
NK	Natural Killer (cells)

NPN	Natural Product Number
OSC	Ontario Securities Commission
OTC	OTC drug/product: Over-The-Counter drug; a drug approved for sale by the FDA or Health Canada that does not require a Doctor's prescription to be purchased. It is available for self-care.
Phase I	Phase I of Clinical Development (as defined by the U.S. FDA for use in drug development): Phase I starts with the initial administration of an investigational new drug into humans. Studies in this phase of development usually have nontherapeutic objectives (no efficacy endpoints for the trial) and may be conducted in healthy volunteer subjects. Studies conducted in Phase I typically involve one or a combination of the following aspects: (a) safety and tolerability (b) pharmacokinetics including absorption, distribution, metabolism and excretion (c) early measurement of efficacy if performed in patients.
Phase II	Phase II of Clinical Development (as defined by the U.S. FDA for use in drug development): A therapeutic exploratory phase where efficacy in disease populations is determined. Phase II is usually considered to start with the initiation of studies in which the primary objective is to explore therapeutic efficacy in patients. An important goal for this phase is to determine the dose and regimen for Phase III trials. Additional objectives of clinical trials conducted in Phase II may include evaluation of potential study endpoints, therapeutic regimens (including concomitant medications), and target populations for further study in Phase II or III.
Phase III	Phase III of Clinical Development (as defined by the U.S. FDA for use in drug development): Studies in Phase III are designed to confirm the preliminary evidence accumulated in Phase II that a drug is safe and effective for use in the intended indication and recipient population. These studies are intended to provide an adequate basis for marketing approval in the U.S. for a drug. Studies in Phase III may also further explore the dose-response relationship, or explore the drug's use in wider populations, in different stages of disease, or in combination with another drug.
QA	Quality assurance: All the planned and systematic activities applied within the quality system to provide adequate confidence that the predetermined standards for quality and safety will be met.
QC	Quality control: The testing of the product to ensure it meets the standards established by quality assurance.
Sales	Product sales and revenues include reductions for sales discounts and allowances
SEDAR	System for Electronic Data Access and Retrieval (www.sedar.com)
PHF	Parathyroid Hypertensive Factor

POS	Point of Sale refers to the retail sale of product to consumers or end user.
RSV	Respiratory Syncytial Virus

System for Electronic Document Analysis and Retrieval

Project Detail for Project #: (01030173)

Other Issuer Cover Page

Project #: 01030173

Filing Type: Annual MD&A

Issuer Name: 00010701 CV Technologies Inc.

Filing Subscriber Name: Global Corporate Compliance Inc

Financial Period Ended: 09/30/2006

Financial Period Date Relates to: Year ended

Subscriber Information

Contact

Contact: Gord Brown

Tel: (780)577-3713 **Ext:**

Subscriber

Company Name: Global Corporate Compliance Inc

Street: 441 - 5 Ave SW

Suite 310

City: Calgary

Province: Alberta

Country: Canada

Postal Code: T2P 2V1

System for Electronic Document Analysis and Retrieval

Project Detail for Project #: (01030173)

Subscriber Information (continued)

User Name: Moody, Joan

Tel: (403)216-8450 Ext:
Fax: (403)216-8459

Userid: acsf0310

Recipient Agencies List

Recipient Agencies	Principal
British Columbia	
Alberta (ASC)	
Ontario	

Status List

Recipient Agencies	Status	Date / Time
British Columbia	Filed with SEDAR	12/11/2006 19:55:54
Alberta (ASC)	Filed with SEDAR	12/11/2006 19:55:54
Ontario	Filed with SEDAR	12/11/2006 19:55:54
British Columbia	Received by Agency	12/11/2006 20:06:17
Alberta (ASC)	Received by Agency	12/12/2006 09:02:52
Ontario	Received by Agency	12/11/2006 20:25:02

Submission List

Submission #	Submission Type	Date / Time
00000001	Annual MD&A	12/11/2006 19:55:54
00000002	Amended Annual MD&A	06/14/2007 18:06:32

Document List

System for Electronic Document Analysis and Retrieval

Project Detail for Project #: (01030173)

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

Document List (continued)

MD&A (amended) - English
Access Public
Submission # 00000002
Client File Name C:\A-SEDAR\CVT\MDA-YearEnd.pdf

Form 52-109F1 - Certification of Annual Filings

I, **Gordon A. Brown, Chief Financial Officer, CV Technologies Inc.,** certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of CV Technologies for the period ending September 30, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

(c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: June 14, 2007

(signed) Gordon A. Brown

Gordon A. Brown
Chief Financial Officer

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

Form 52-109F1 - Certification of Annual Filings

I, **Dr. Jacqueline J. Shan, Chief Executive Officer, CV Technologies Inc.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of CV Technologies for the period ending September 30, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

(c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: June 14, 2007

(signed) Jacqueline J. Shan

Jacqueline J. Shan, PhD., DSc.
Chief Executive Officer

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CV Technologies Inc.
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Other Issuer Cover Page

Project #: 01030174

Filing Type: Annual Certificates

Issuer Name: 00010701 CV Technologies Inc.

Filing Subscriber Name: Global Corporate Compliance Inc

Financial Period Ended: 09/30/2006

Financial Period Date Relates to: Year ended

Subscriber Information

Contact

Contact: Gord Brown

Tel: (780)577-3713 **Ext:**

Subscriber

Company Name: Global Corporate Compliance Inc

Street: 441 - 5 Ave SW

Suite 310

City: Calgary

Province: Alberta

Country: Canada

Postal Code: T2P 2V1

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CV Technologies Inc.
File No. 82-35059

Subscriber Information (continued)

User Name: Moody, Joan

Tel: (403)216-8450 Ext:
Fax: (403)216-8459

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Recipient Agencies List

Recipient Agencies	Principal
British Columbia	
Alberta (ASC)	
Ontario	

Status List

Recipient Agencies	Status	Date / Time
British Columbia	Filed with SEDAR	12/11/2006 19:56:22
Alberta (ASC)	Filed with SEDAR	12/11/2006 19:56:22
Ontario	Filed with SEDAR	12/11/2006 19:56:22
British Columbia	Received by Agency	12/11/2006 20:06:36
Alberta (ASC)	Received by Agency	12/12/2006 09:02:56
Ontario	Received by Agency	12/11/2006 20:25:03

Submission List

Submission #	Submission Type	Date / Time
00000001	Annual Certificates	12/11/2006 19:56:22
00000002	Annual Certificates	06/14/2007 18:09:03

Document List

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Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

Document List (continued)

Form 52-109F1 - Certification of Annual Filings - CEO
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Client File Name C:\A-SEDAR\CVT\CEO-Cert-AnnualFin.pdf

Form 52-109F1 - Certification of Annual Filings - CFO
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Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

CV Technologies Inc.
Consolidated
Financial Statements

(Restated)
Three month period ended December 31, 2006

CV Technologies Inc.
Consolidated Statements of Loss

For the three month period ended December 31
(Unaudited)

	2006 (Restated – Note 2)	2005
Product sales	$ 22,614,679	$ 18,940,274
Cost of goods sold	5,904,279	5,525,861
Gross margin	16,710,400	13,414,413
Operating expenses		
Advertising and marketing	10,857,691	2,592,248
Contracting, consulting and professional fees	2,269,486	562,717
Salaries and employee benefits	1,426,499	614,278
Research and development	735,205	1,103,978
Stock-based compensation	617,746	577,620
Administration, occupancy and insurance	610,534	404,836
Amortization of patents, registered trademarks and property and equipment	109,287	64,141
Amortization of deferred development costs	90,400	90,400
Bad debts (recovery)	70,034	(16,295)
Loss on foreign exchange	59,263	23,314
Interest and bank charges	17,983	6,997
	16,864,128	6,024,234
(Loss) earnings before other revenue, other expense and income taxes	(153,728)	7,390,179
Other revenue and expense		
Interest revenue	83,744	47,386
Foreign currency translation adjustment (Note 18)	(657,711)	-
Other items	(13,288)	25,195
	(587,255)	72,581
(Loss) earnings before income taxes	(740,983)	7,462,760
Income taxes		
Current (Note 19)	4,831,683	1,908,300
Future (recovery) (Note 19)	(1,988,529)	1,138,724
	2,843,154	3,047,024
Net (loss) earnings	$ (3,584,137)	$ 4,415,736

See accompanying notes to the consolidated financial statements

CV Technologies Inc.
Consolidated Statements of Deficit

For the three month period ended December 31
(Unaudited)

	2006 (Restated – Note 2)	2005
Deficit, beginning of period	$ (5,378,379)	$ (6,017,395)
Net (loss) earnings	(3,584,137)	4,415,736
Deficit, end of period	$ (8,962,516)	$ (1,601,659)

(Loss) earnings per share (Note 15)		
Basic (loss) earnings per share	$ (0.03)	$ 0.04
Diluted (loss) earnings per share	$ (0.03)	$ 0.04

See accompanying notes to the consolidated financial statements

CV Technologies Inc.
Consolidated Balance Sheets

	December 31, 2006 Unaudited (Restated – Note 2)	September 30, 2006 Audited (Restated)
Assets		
Current		
Cash	$ 19,884,824	$ 7,913,281
Accounts receivable	6,828,377	6,707,356
Inventory (Note 4)	20,669,854	18,425,505
Prepaid expenses and deposits	686,229	1,199,524
Future income taxes (Note 19)	2,735,200	1,001,590
	50,804,484	35,247,256
Patents and registered trademarks (Note 5)	862,394	873,730
Property, plant and equipment (Note 6)	4,734,924	3,192,172
Deferred development costs	1,084,803	1,175,204
Prepaid intra-group tax asset (Note 7)	2,591,673	2,643,506
	$ 60,078,278	$ 43,131,868
Liabilities		
Current		
Accounts payable and accruals	$ 17,493,654	$ 11,600,073
Customer deposits on product shipped with right-of-return (Note 9)	17,489,045	1,773,559
Current income taxes payable	3,571,374	5,233,698
Current portion of obligations under capital leases (Note 10)	12,737	14,114
Current portion of lease inducement	3,923	3,923
Future income taxes (Note 19)	-	237,347
	38,570,733	18,862,714
Future income taxes (Note 19)	95,226	112,800
Deferred revenue (Note 11)	180,000	150,000
Obligations under capital leases (Note 10)	479,670	471,298
Lease inducements	9,463	10,444
	39,335,092	19,607,256
Shareholders' Equity		
Share capital (Note 13)	22,732,561	22,433,106
Contributed surplus (Note 14)	6,973,141	6,469,885
Deficit	(8,962,516)	(5,378,379)
	20,743,186	23,524,612
	$ 60,078,278	$ 43,131,868

Commitments (Note 21)

On behalf of the Board

Director (Signed) Gordon Tallman   Director (Signed) Harry Buddle

See accompanying notes to the consolidated financial statements

CV Technologies Inc.
Consolidated Statements of Cash Flows

For the three month period ended December 31
(Unaudited)

	2006 (Restated – Note 2)	2005
Operating		
Net (loss) earnings	$ (3,584,137)	$ 4,415,736
Items not affecting cash		
Stock-based compensation	617,746	577,620
Future income tax (recovery)	(1,988,529)	1,138,724
Amortization of deferred development costs	90,400	90,400
Amortization of patents, registered trademarks and property and equipment	109,287	64,141
Foreign exchange loss on cumulative translation adjustment, before future tax		-
Lease inducement	(981)	2,546
	(4,756,214)	6,289,167
Change in non-cash operating working capital		
Accounts receivable	(121,021)	2,050,886
Inventory	(2,244,349)	940,115
Prepaid expenses and deposits	513,295	(992,091)
Prepaid intra-group tax asset	51,833	-
Accounts payable and accruals	5,893,578	1,962,800
Customer deposits on product shipped with right-of-return	15,715,486	-
Current income taxes payable	(1,662,324)	1,202,023
Deferred revenue	30,000	120,000
	13,420,284	11,572,900
Financing		
Repayment of obligations under capital leases	(4,684)	(5,946)
Issuance of share capital	184,965	26,840
	180,281	20,894
Investing		
Purchase of property, plant and equipment	(1,620,616)	(141,387)
Purchase of patents and registered trademarks	(8,406)	(26,364)
	(1,629,022)	(167,751)
Increase in cash	11,971,543	11,426,043
Cash and cash equivalents		
Beginning of period	7,913,281	5,951,981
End of period	$ 19,884,824	$ 17,378,024

Supplemental cash flow information (Note 16)

See accompanying notes to the consolidated financial statements

CV Technologies Inc.
Notes to the Consolidated Financial Statements

For the three month period ended December 31, 2006
(Unaudited)

1. Nature of operations

CV Technologies Inc. is a publicly owned company that develops and sells biopharmaceutical and health supplement products. It is incorporated under the Business Corporations Act (Alberta), and trades on the Toronto Stock Exchange under the symbol "CVQ". The head office and research centre is located in Edmonton, Alberta, Canada.

The Company has subsidiary companies incorporated and operating in the United States, Switzerland and Canada. COLD-fX Pharmaceuticals (USA) Inc. is incorporated in Delaware, United States with an office in Chicago, Illinois. fX Life Sciences International GmbH is incorporated under the Swiss Code of Obligations with an office in Zug, Switzerland. CVT Capital Inc. is incorporated under the Business Corporations Act (Alberta) with operations in Edmonton, Alberta, Canada.

2. Restatement

The Company recognizes revenue in accordance with the revenue recognition criteria as described in Note 3, Summary of Significant Accounting Policies. In applying this policy, revenue cannot be recognized unless returns can be reasonably estimated or the right of return has expired. Prior to this restatement, the Company recorded revenue from the United States with estimates for product returns. However, subsequent experience has now indicated that there was significant uncertainty in estimating product returns from this new market. This uncertainty should have precluded the recognition of revenue until the risk of return was substantially eliminated.

The appropriate application of the revenue recognition policy also affected the Company's policy on the translation of foreign currencies. Given the effects of the restatement and the change in the financial condition of its wholly owned subsidiaries, the Company has re-evaluated its classification of its foreign subsidiaries as self sustaining. The Company has concluded that COLD-fX Pharmaceuticals (USA) Inc. and fX Life Sciences International GmbH should have been classified as integrated rather than self sustaining foreign operations. The translation of these subsidiaries, which operate in US dollars, has been updated from the current rate method to the temporal method.

CV Technologies Inc.
Notes to the Consolidated Financial Statements

For the three month period ended December 31, 2006
(Unaudited)

2. Restatement (cont'd)

The appropriate application of the revenue recognition policy had the following effect on the consolidated financial statements:

Consolidated Statement of Loss
Three months ended December 31, 2006

	As previously reported	Adjustments	As restated
Product sales	$ 25,151,318	$ (2,536,639)	$ 22,614,679
Cost of goods sold	6,889,914	(985,635)	5,904,279
Gross margin	18,261,404	(1,551,004)	16,710,400
Operating expenses	16,542,728	321,400	16,864,128
Earnings before other revenue, other expense and income taxes	1,718,676	(1,872,404)	(153,728)
Other revenue and expenses	70,456	(657,711)	(587,255)
Earnings (loss) before income taxes	1,789,132	(2,530,115)	(740,983)
Current income taxes	4,752,187	79,496	4,831,683
Future income taxes (recovery)	(1,406,550)	(581,979)	(1,988,529)
Net loss	$ (1,556,505)	$ (2,027,632)	$ (3,584,137)
Other comprehensive loss	(30,497)	30,497	-
Comprehensive loss	$ (1,587,002)	$ (1,997,135)	$ (3,584,137)
Earnings per share (Note 15)			
Basic earnings per share	$ (0.02)	$ (0.01)	$ (0.03)
Diluted earnings per share	$ (0.01)	$ (0.02)	$ (0.03)

Consolidated Statement of Deficit

	As previously reported	Adjustments	As restated
Deficit, beginning of period	$ (1,880,085)	$ (3,498,294)	$ (5,378,379)
Net loss	(1,556,505)	(2,027,632)	(3,584,137)
Deficit, end of period	$ (3,436,590)	$ (5,525,926)	$ (8,962,516)

2. Restatement (cont'd)

Consolidated Balance Sheet
As at December 31, 2006

	As previously reported	Adjustments	As restated
Assets			
Accounts receivable	$ 7,678,618	$ (850,241)	$ 6,828,377
Inventory	18,554,734	2,115,120	20,669,854
Prepaid expenses and deposits	703,037	(16,808)	686,229
Future income taxes	1,243,469	1,491,731	2,735,200
Other current assets	19,884,824	-	19,884,824
Current assets	48,064,682	2,739,802	50,804,484
Future income taxes	35,459	(35,459)	-
Other assets	9,273,794	-	9,273,794
Total assets	$ 57,373,935	$ 2,704,343	$ 60,078,278
Liabilities			
Accounts payable and accruals	$ 27,037,313	$ (9,543,659)	$ 17,493,654
Customer deposits on products shipped with right-of-return	-	17,489,045	17,489,045
Current income taxes payable	3,356,189	215,185	3,571,374
Other current liabilities	16,660	-	16,660
Current liabilities	30,410,162	8,160,571	38,570,733
Total liabilities	31,174,521	8,160,571	39,335,092
Shareholders' equity			
Deficit	(3,436,590)	(5,525,926)	(8,962,516)
Foreign currency translation adjustment	(69,698)	69,698	-
Other shareholders' equity items	29,705,702	-	29,705,702
Shareholders' equity	26,199,414	(5,456,228)	20,743,186
Shareholders' equity and liabilities	$ 57,373,935	$ 2,704,343	$ 60,078,278

The appropriate application of the revenue recognition policy did not have an effect on the operating, financing and investing categories within the consolidated statement of cash flow; therefore, the effect on the restated cash flow statement has not been presented.

3. Summary of significant accounting policies

The unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP). The unaudited interim consolidated financial statement use the same accounting policies and methods of application as the audited consolidated financial statements for the year ended September 30, 2006 with exception for adoption of new CICA standards as noted in the Financial Instruments section below. These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended September 30, 2006.

Principles of consolidation

The consolidated financial statements include the assets, liabilities, and result of operations, after the elimination of intercompany transactions and balances of the Company, its wholly owned subsidiaries; COLD-fX Pharmaceuticals (USA) Inc., fX Life Sciences International GmbH, CVT Capital Inc. and ChemBioPrint Asia Limited (2005 – 99.1%) and its 60% joint venture interest in Vet Ex Inc.

Use of estimates and measurement of uncertainty

In preparing financial statements in conformity with Canadian generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Significant estimates made by management include provisions for customer discounts, allowances and returns, the realizability of future income taxes, useful lives of long-lived assets, the expected future cash flows used in evaluating long-lived assets for impairment, percentage completion of contracted service expenditures and stock based compensation fair values. On an ongoing basis, management reviews its estimates to ensure that these estimates appropriately reflect changes in the Company's business and new information as it becomes available. Actual results could differ from the estimates and assumptions used.

Translation of foreign currencies

The financial statements of the Company's operations are reported in Canadian dollars. The US dollar is the currency of measurement for the Company's investment in fX Life Sciences International GmbH and COLD-fX Pharmaceuticals (USA) Inc. These subsidiaries are integrated foreign operations which are translated using the temporal method, whereby monetary assets and liabilities are translated at the exchange rate prevailing at the balance sheet date, non-monetary assets and liabilities are translated at the rate in effect when the assets were acquired or liabilities were assumed. Under the temporal method, revenue and expenses are translated at the average exchange rates in effect on the transaction date with exception of amortizing and expensing non-monetary items such as inventory, prepaid expenses and deposits, property and equipment and patents and trademarks. These items are translated at the exchange rate in effect when the assets are acquired. The resulting exchange gains or losses are included in the determination of earnings.

3. Summary of significant accounting policies (cont'd)

Revenue recognition

Revenue from the sale of goods is recognized when all of the following criteria have been met: 1) evidence of a sales arrangement exists; 2) title of goods has passed to the customer, which is generally at the time the goods are delivered; 3) the sales price is fixed and determinable; and 4) returns can be reasonably estimated or the right of return has expired.

Provisions for estimated returns are made when revenue is recognized. When future returns cannot be reasonably estimated, revenue is not recognized until the risk of return has been substantially eliminated. Product shipped where the risk of return cannot be estimated is included in inventory as "product shipped with right-of-return" (see Note 4). If customer payment has been received for product shipped with right-of-return, the Company records the payment as a customer deposit (see Note 9).

Customer discounts, rebates and incentive allowances which do not result in a sufficiently separable benefit from the sale are recorded as a reduction in revenue. For discounts, rebates and incentive allowances to be sufficiently separable from the sale of the goods, the benefit must be identifiable, available from a party other than a purchaser of the Company's products and the fair value must be reasonably estimated. If discounts, rebates and/or incentive allowances result in negative revenue for a specific customer since inception of the overall consolidated relationship, the amount of the cumulative shortfall is classified as an advertising and marketing expense.

Customer discounts, rebates and incentive allowances are recognized at the later of the date on which the Company recognizes the related revenue or the date the Company offers the discount, rebate or incentive. If the related revenue is not recognized and the discount is not recoverable in the event of return, the discount is recognized at the later of the date on which the specific activity occurs or the customer recognizes the discount, rebate or incentive allowance.

Cash

Cash includes balances with banks, net of outstanding cheques and short term liquid investments with maturities of less than 90 days..

Inventory

Inventories of finished goods and product shipped with right-of-return are valued at the lower of cost or net realizable value. For product shipped with right-of-return, displays and packaging materials normally included in the value of the inventory, which the Company does not expect to recover in the event of return, are expensed for when the product is initially shipped to the customer. Inventories of work in progress, raw materials and supplies are valued at the lower of cost or replacement value. Costs include direct materials and labor and are determined on a weighted average basis. Inventory is reviewed for obsolescence on an item-by-item basis, obsolete inventory is written off to cost of goods sold.

3. Summary of significant accounting policies (cont'd)

Patents and registered trademarks

Patents and registered trademarks are recorded at cost and are amortized on a straight-line basis over the estimated useful life of 20 and 10 years respectively.

Property, plant and equipment

Property, plant and equipment are recorded at cost and amortization is provided for using the following methods and rates:

Lab equipment	20%, declining balance
Computer hardware	20%, declining balance
Furniture and equipment	20 - 30%, declining balance
Computer software	50%, declining balance
Leasehold improvements	Straight-line over term of lease
Automobiles	30%, declining balance
Equipment under capital leases	20%, declining balance

Additions and improvements are capitalized while repairs and maintenance are charged to expense as incurred. Costs are capitalized on properties which are under development, including all expenditures incurred in connection with the acquisition, development and construction. These expenditures consist of all direct costs, interest on debt that is related to these assets and certain administrative expenses. Amortization of this asset commences when the property is complete and available for use.

Deferred development costs

Development costs are capitalized for clearly defined, technically feasible technologies which management intends on producing and promoting to an identified future market. Resources exist or are expected to be available to complete the project. The costs deferred are for clinical studies related to the development of Parathyroid Hypertensive Factor technology related to cardiovascular therapies. Amortization of development costs commenced at the start of commercial production of the product during the fiscal year ended September 30, 2005. The costs are amortized on a straight-line basis over a 5 year period based on recoverability of unamortized deferred development costs. During the three month period ended December 31, 2006, $90,400 (2005 - $90,400) was expensed as amortization on deferred development costs.

The recoverability of unamortized deferred development costs are evaluated, at least on an annual basis based on projected future revenues net of associated costs, on a product-by-product basis. When such review indicates that estimated future cash flows associated with these deferred costs would not be sufficient to recover their carrying value, the excess of the carrying value over estimated recoverable amount will be recognized as an impairment loss and charged to expense in the period that impairment has been determined.

3. Summary of significant accounting policies (cont'd)

Prepaid intra-group tax assets

When an asset is transferred between enterprises within the consolidated group of companies resulting in prepayment of taxes by the transferor, the resulting expenses are recorded as a prepaid intra-group tax asset and amortized over the useful life of the transferred asset.

Research and development

Research and development expenditures (except for property, plant and equipment) are charged to expenses as incurred unless a development project meets the Canadian generally accepted accounting criteria for deferral and amortization. Research and development costs include the following direct operating expenses: salaries and benefits, administration, occupancy and insurance, and contracting, consulting and professional fees.

Investment tax credits

Investment tax credits relating to qualifying scientific research and experimental development expenditures that are recoverable in the current year are accounted for as a reduction in the related expenditures. Investment tax credits not recoverable in the current period are accrued provided there is reasonable assurance that the credits will be realized.

Lease inducement

The Company recognizes rental expense on premises on a straight line basis over the initial term of the lease. Lease inducements received by the Company as free rent periods are deferred and amortized on a straight-line basis over the term of the lease as a reduction in rental expense.

Financial instruments

On October 1, 2006, the Company adopted the following Canadian Institute of Chartered Accountants (CICA) accounting recommendations for the recognition, presentation and disclosure of financial instruments:

- CICA Handbook Section 3855 "*Financial Instruments – Recognition and Measurement*"
- CICA Handbook Section 3862 "*Financial Instruments – Disclosures*"
- CICA Handbook Section 3863 "*Financial Instruments – Presentation*"
- CICA Handbook Section 1530 "*Comprehensive Income*"
- CICA Handbook Section 3251 "*Equity*"

Under the new standards, on acquisition, all financial assets must be classified as held-to-maturity, loans and receivables, held-for-trading or available-for-sale and at inception, all financial liabilities must be classified as held-for-trading or other. The Company has classified cash and cash equivalents as held for trading; accounts receivable is classified as loans and receivables; accounts payable and obligations under capital leases have been classified as other liabilities.

3. Summary of significant accounting policies (cont'd)

Financial instruments (cont'd)

All financial instruments are initially recorded on the balance sheet at fair value and if classified as loans and receivables or held for trading, changes in fair value are included in earnings. For those instruments classified as available-for-sale and for derivative financial instruments designated as hedges, changes in fair value will be included in other comprehensive income. Other comprehensive income and its components are presented in a separate financial statement and included directly in equity as accumulated other comprehensive income. A statement of comprehensive income has not been presented as no components of comprehensive income have been identified and therefore have not affected the current or comparative period balances on the consolidated financial statements.

Under section 3855, transaction costs incurred upon the issuance of debt instruments or modification of financial liabilities are now deducted from the related liability and are amortized using the effective interest method over the expected life of the liability. The adoption of this standard did not have an impact on the consolidated financial statements.

a) Fair value

The Company's financial instruments include cash, accounts receivable, accounts payable, customer deposit on products shipped with right-of-return and obligations under capital leases. The fair value of financial instruments represents the amounts that would have been received from or paid to counterparties, calculated at the reporting date, to settle these instruments. The fair values of all financial instruments approximate their carrying values because of the short maturities of these instruments. The fair values of other financial instruments reflect the Company's best estimate and are based on the Company's valuation techniques or models to estimate fair values.

b) Interest rate risk

Finance facilities and bank indebtedness are subject to interest rate cash flow risk as the required cash flow to service the debt will fluctuate as a result of the changing prime interest rate.

c) Foreign currency risk

The Company has assets and liabilities that are denominated in foreign currencies and thus is exposed to the financial risk of earnings fluctuations arising from changes in foreign exchange rates and the degree of volatility of these rates. The Company does not currently use derivative instruments to reduce its exposure to foreign currency risk.

3. Summary of significant accounting policies (cont'd)

Financial instruments (cont'd)

d) Credit risk

The Company's exposure to credit risk relates to accounts receivable and arises from the possibility that a counterparty does not fulfil its obligations. This is minimized through a customer base predominantly comprised of well established, reliable retailers and wholesalers, a program of credit evaluation of new customers, and limits on the amount of credit extended as deemed necessary. The Company performs continuous evaluation of its accounts receivable and records an allowance for doubtful accounts as required. Included in accounts receivable is an allowance for doubtful accounts of $133,473 at December 31, 2006 (September 30, 2006 - $59,232).

e) Liquidity risk

The Company's exposure to liquidity risk is dependent on sale of inventory, collection of accounts receivable or raising of funds to meet commitments and sustain operations. The Company manages liquidity risk by management of working capital, cash flows and availability of borrowing facilities.

Impairment of long-lived assets

Impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets and other assets subject to amortization, is recognized when the carrying amount of an asset may not be recoverable. Recoverability is determined by comparing the carrying amount of the asset to the undiscounted future cash flows expected from use and eventual disposition of the asset. When the carrying amount of the asset is less than the undiscounted future cash flows, the asset is measured at its fair value and presented in the balance sheet at the lower of the fair value or carrying amount.

Earnings per share

The computation of basic earnings per share has been calculated using the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that would occur if stock options and warrants were exercised. The Company uses the treasury method for outstanding options and warrants which assumes that all outstanding stock options and warrants with an exercise price below the average market prices are exercised and assumed proceeds are used to purchase the Company's common shares at the average market price during the year.

Income taxes

Income taxes have been accounted for using the liability method of tax allocation. Under this method, future tax assets and liabilities are determined based on differences between the accounting and income tax bases of an asset or liability. These are measured using the substantively enacted tax rates, regulations and laws of Canadian, United States and Swiss tax jurisdictions that are anticipated to be in effect when the differences are expected to reverse.

3. Summary of significant accounting policies (cont'd)

Stock-based compensation

The Company recognizes the compensation cost of stock options granted to employees, officers, directors and non-employees. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model. The fair value of granted options is expensed over the vesting period with a corresponding increase to contributed surplus.

4. Inventory

Inventory is comprised of the following:

	December 31, 2006 (Restated – Note 2)	September 30, 2006 (Restated)
Finished goods	$ 9,878,506	$ 10,587,148
Product shipped with right-of-return	3,471,852	1,486,611
Work-in-progress	3,687,821	4,491,649
Supplies	2,097,922	1,557,316
Raw materials	1,533,753	302,781
	$ 20,669,854	$ 18,425,505

5. Patents and registered trademarks

December 31, 2006	Cost	Accumulated Amortization	Net Book Value
Patents	$ 1,264,349	$ 531,243	$ 733,106
Registered trademarks	208,189	78,901	129,288
	$ 1,472,538	$ 610,144	$ 862,394

September 30, 2006	Cost	Accumulated Amortization	Net Book Value
Patents	$ 1,258,660	$ 515,566	$ 743,094
Registered trademarks	205,472	74,836	130,636
	$ 1,464,132	$ 590,402	$ 873,730

During the three month period ended December 31, 2006, the Company recorded patents and trademarks amortization expense of $19,742 (2005 - $18,180).

CV Technologies Inc.

Notes to the Consolidated Financial Statements

For the three month period ended December 31, 2006
(Unaudited)

6. Property, plant and equipment

December 31, 2006	Cost	Accumulated Amortization	Net Book Value
Building under construction	$ 3,134,548	$ -	$ 3,134,548
Land	478,841	-	478,841
Lab equipment	435,957	69,152	366,805
Computer hardware	377,529	91,603	285,926
Furniture and equipment	364,741	117,287	247,454
Computer software	286,834	117,436	169,398
Automobiles	44,788	20,138	24,650
Equipment under capital leases	52,434	29,660	22,774
Leasehold improvements	81,146	76,618	4,528
	$ 5,256,818	$ 521,894	$ 4,734,924

September 30, 2006	Cost	Accumulated Amortization	Net Book Value
Building under construction	$ 1,678,281	$ -	$ 1,678,281
Land	467,162	-	467,162
Lab equipment	334,076	53,428	280,648
Computer hardware	355,401	77,042	278,359
Furniture and equipment	349,866	104,543	245,323
Computer software	260,563	95,955	164,608
Automobiles	44,788	18,139	26,649
Equipment under capital leases	52,434	28,461	23,973
Leasehold improvements	81,146	53,977	27,169
	$ 3,623,717	$ 431,545	$ 3,192,172

During the three month period ended December 31, 2006, the Company recorded property, plant and equipment amortization expense of $89,545 (2005 - $45,961).

7. Prepaid intra-group tax asset

During the 2006 fiscal year, international rights and proprietary knowledge were transferred to a foreign subsidiary resulting in prepayment of income taxes in the jurisdiction of the transferor. This prepaid intra-group tax asset will be expensed over the 12.9 year useful life of the transferred asset. During the three month period ended December 31, 2006, the Company has recognized $51,833 (December 31, 2005 - $Nil) of this expense.

8. Financing facilities

The Company has a demand operating line of credit up to a maximum of $7,500,000 based on margining of accounts receivable and inventory. Inventory has a maximum of $5 million or 50% of inventory, whichever is lower. Interest under the operating line facility is based on the Royal Bank of Canada prime rate plus 0.75% per annum. The collateral security lodged by the Company to support the operating line of credit is a General Security Agreement constituting first ranking security interest in all personal property of the Company. Currently, the Company is finalizing the conditions precedence to an amendment to the demand operating line agreement which would increase its operating line of credit from $7,500,000 to $15,000,000.

In addition, the Company is finalizing the conditions precedent to a $619,000 letter of guarantee facility and a $4,680,000 interim mortgage loan facility to finance the construction of its new headquarters and research centre on land held under capital lease which provides a purchase option in 2015. The amount of interim financing is limited to 75% of the appraisal value of the building and will be available after the Company has made $3,820,000 of approved construction expenditures. The interim facility will bear interest at the Royal Bank of Canada prime rate plus 1.00% per annum. The interim financing will be termed into a mortgage loan the earlier of when the construction loan reaches $4,680,000 or 75% of the appraised value of the building, or June 30, 2007. The mortgage facility will bear interest at the Royal Bank of Canada prime rate plus 0.675%; the interest rate can be fixed by the Company. The collateral security lodged by the Company to support the interim mortgage loan facility is a General Security Agreement constituting a first ranking security interest in all personal property of the Company and a Mortgage of Lease Agreement constituting a first fixed charge on the Company's leasehold improvements on the subleased land. During the 2006 fiscal year, two irrevocable standby letters of credit were issued under the interim mortgage loan facility in the amount of $124,000 and $495,600. The letters of credit will remain in effect respectively until December 31, 2007 and December 1, 2008.

9. Customer deposits on product shipped with right-of-return

The Company received customer deposits totalling $17,489,045 (2006 - $1,773,559) for product shipped with right-of-return. At December 31, 2006, one customer represented $13,471,761 or 77.0% (September 30, 2006 – two customers represented $1,503,689 or 84.78%) of the total customer deposits. If the risk of product return is substantially eliminated, the revenue from the product shipment is recognized and liability for the customer deposit is eliminated. If the product is returned, the customer is entitled to a refund of the deposit. These is no certainty on the amount of deposits that will be recognized as revenue of require refund.

Subsequent to December 31, 2006, the Company refunded $5.8 million of customer deposits and has refunds remaining of approximately $5.0 million. Extended refund payment terms are under negotiation with the customer. Additional returns have been authorized but have not been received which will require a refund of approximately $0.9 million.

10. Obligations under capital leases

The following is a schedule by fiscal year of future minimum lease payments together with the balance of the obligations under capital leases:

2007	$	10,304
2008		2,902
2009		1,707
2010		215
2011 and thereafter		1,155,250
Total minimum lease payments		1,170,378
Less: amounts representing interest at an imputed rate of 10%		677,971
Balance of obligations under capital leases		492,407
Less: current portion		12,737
Long term balance of obligations under capital leases	$	479,670

11. Deferred revenue

Deferred revenue at December 31, 2006 consists of deposits totalling $180,000 (2006 - $150,000) received from two customers. These deposits require a guaranteed volume of inventory to be available to these customers at any given time. These deposits will be recognized as revenue when these customers draw the inventory.

12. Non-controlling interest

In 2005, the Company acquired substantially all, 99.1%, of the remaining issued and outstanding shares of the Company's subsidiary, ChemBioPrint Asia Limited. ChemBioPrint Asia Limited has remained dormant since February 28, 2006 and the Company is currently in the process of dissolving this subsidiary. The equity balance of $355 (2006 - $355) has not been presented in the December 31, 2006 balance sheet as it is not considered material.

13. Share capital

Authorized:
Unlimited number of Class A voting common shares
Unlimited number of Class P preferred shares,
voting rights to be determined prior to first issue

Issued and outstanding:

Class A common shares:	Shares	Amount
Balance, September 30, 2005	101,188,171	$ 21,936,227
Exercise of options	1,585,169	331,041
Recognition of fair value of options exercised	-	165,838
Balance, September 30, 2006	102,773,340	$ 22,433,106
Exercise of options	752,166	184,965
Recognition of fair value of options exercised	-	114,490
Balance December 31, 2006	103,525,506	$ 22,732,561

Stock options

The Company has adopted a stock option plan that permits the Board of Directors to grant to employees, officers and directors options to purchase from Treasury up to 19,170,442 common shares.

As at December 31, 2006 there are 14,118,435 (September 30, 2006 – 14,770,601) stock options outstanding, which are exercisable at prices ranging from $0.15 to $4.32 and expire between May 5, 2008 and December 14, 2011. Of the options granted to December 31, 2006, 355,000 are subject to shareholder approval. A summary of the status of the Company's stock options for the period presented and changes during the periods ended on those dates are as follows:

December 31, 2006	Stock Options	Weighted Average Exercise Price
Outstanding, beginning of year	14,770,601	$ 1.26
Granted subject to shareholder approval	100,000	2.98
Exercised	(752,166)	0.25
Outstanding, end of period	14,118,435	$ 1.32
Exercisable, end of period	9,989,435	$ 0.68

13. Share capital (cont'd)

Stock options (cont'd)

September 30, 2006	Stock Options	Weighted Average Exercise Price
Outstanding, beginning of year	16,180,770	$ 1.11
Granted	80,000	3.98
Granted subject to shareholder approval	255,000	3.45
Forfeited/cancelled	(160,000)	1.26
Exercised	(1,585,169)	0.21
Outstanding, end of year	14,770,601	$ 1.26
Exercisable, end of year	10,731,601	$ 0.64

The stock options granted after October 1, 2002 and before March 3, 2005 fully vested as of March 31, 2005. All stock options granted on or after March 3, 2005 vest at 20% per year over five years.

The following table summarizes information about the stock options outstanding at December 31, 2006:

Exercise Price	Number Outstanding	Remaining Contractual Life (years)	Number Exercisable
$ 0.15	4,172,492	1.35	4,172,492
0.20	20,000	1.47	20,000
0.25	33,000	1.75	33,000
0.50	250,000	2.46	250,000
0.57	143,000	2.58	143,000
0.71	839,416	2.02	839,416
0.74	3,600,527	2.35	3,600,527
2.62	250,000	3.55	50,000
2.84	4,395,000	3.17	871,000
2.98	100,000	4.96	-
3.29	200,000	4.44	-
3.42	10,000	4.16	-
4.04	55,000	4.69	-
4.32	50,000	3.90	10,000
	14,118,435		9,989,435

14. Contributed surplus

For stock options granted after October 1, 2004, the Company records compensation expense using the fair value method. Fair values are determined using the Black–Scholes option pricing model. Compensation costs are recognized over the vesting period as an increase to stock based compensation expense and contributed surplus. When options are subsequently exercised, the fair value of such options in contributed surplus is credited to share capital.

During the period, contributed surplus has changed as follows:

	December 31, 2006	September 30, 2006
Balance, beginning of period	$ 6,469,885	$ 3,921,586
Stock-based compensation recognition of fair value of stock options granted to:		
- Employees, officers and directors	588,506	2,653,024
- Non-employees	29,240	61,113
Recognition of fair value of stock options exercised	(114,490)	(165,838)
Balance, end of period	$ 6,973,141	$ 6,469,885

Stock based compensation expense is the fair value of granted options, expensed over the estimated life of the option. The fair value of granted options is calculated using the Black-Scholes option pricing model. The following table summarizes the assumptions used to calculate the fair value:

	Three month period ended December 31, 2006	Year end September 30, 2006
Total options granted	100,000	335,000
Weighted average exercise price	$2.98	$3.58
Weighted average risk-free interest rate	3.86%	4.14%
Weighted average expected life	5 years	5 years
Weighted average vesting period	5 years	5 years
Weighted average volatility	106.96%	111.52%
Weighted average dividend yield	-	-
Weighted average fair value	$2.35	$2.89

15. (Loss) earnings per share

The following table sets forth the computation of basic and diluted (loss) earnings per share for the quarter ended:

	December 31, 2006 (Restated – Note 2)	December 31, 2005
Numerator for basic (loss) earnings per share	$ (3,584,137)	$ 4,415,736
Denominator for basic (loss) earnings per share: Weighted average number of common shares	103,200,898	101,197,519
Dilutive effect of stock options	-	11,656,604
Denominator for diluted earnings per share	103,200,898	112,854,123
(Loss) earnings per share		
Basic	$ (0.03)	$ 0.04
Diluted	$ (0.03)	$ 0.04

16. Supplemental cash flow information

	December 31, 2006	September 30, 2006
Cash consist of:		
Balances with banks	$ 20,687,316	$ 8,209,878
Cheques in transit	(802,492)	(296,597)
	$ 19,884,824	$ 7,913,281
Interest paid	$ 17,983	$ 60,626
Non-cash financing and investing activities:		
Increase of assets under capital leases	$ 11,679	$ 467,162

17. Related party transactions

During the fiscal year ended September 30, 2006, the Company paid $14,914 in supplemental study fees on behalf of Vet Ex Inc. As at September 30, 2006, 60% of this transaction has been eliminated through proportionate consolidation and the remaining balance is included in accounts receivable. There are no transactions with Vet Ex Inc. for the three month period ended December 31, 2006.

18. Foreign currency translation adjustment

The foreign currency translation adjustment represents net gains or losses on the translation of the net assets and liabilities of integrated foreign operations.

19. Income taxes

Scientific research and experimental development (SR & ED)

The Company has fully utilized the Scientific Research and Experimental Development pool (2005 - $1,830,158) and non-refundable SR & ED investment tax credits (2005 - $706,277) in computing taxable income for the previous year. The benefit of any investment tax credits arising from the SR & ED claim for 2005 has not been recognized.

Non-capital loss

The Company has non-capital losses available of $32,507 (2006 - $nil).

Income tax expense reconciliation

Income tax expense differs from the amount computed by applying the statutory provincial and federal income tax rates to the respective years' earnings before income taxes. These differences result from the following items:

	December 31, 2006 (Restated – Note 2)	December 31, 2005
Expected income tax expense (recovery) at 33.72% (2005 – 34.17%)	$ (249,859)	$ 2,550,025
Increase (decrease) resulting from:		
Non-deductible items	112,913	196,264
SR & ED adjustments	-	174,581
R&D adjustment	(4,348)	88,126
Other items	6,064	10,947
Intra-group transaction expense	51,833	-
Income tax rate adjustments	288	11,704
Jurisdictional rate differential on foreign subsidiaries	(1,071,962)	-
Foreign currency translation adjustment	354,004	-
Jurisdicational rate differential on intercompany profit elimination	3,644,221	15,377
Income tax expense	$ 2,843,154	$ 3,047,024

Temporary differences

Future income tax assets and liabilities are recognized for temporary differences between the carrying amount of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future tax years that are likely to be realized.

19. Income taxes (cont'd)

The tax effects of deductible temporary differences that give rise to the Company's future tax assets are as follows:

	December 31, 2006 (Restated – Note 2)	September 30, 2006
Current assets		
Non-capital losses carried forward	$ 10,441	$ 9,762
Share issue costs	2,939	3,906
Reserves	4,514	4,828
Intercompany profit elimination	1,834,673	507,893
Deferred revenue with risk of return	882,633	475,201
	2,735,200	1,001,590
Current liabilities		
Investment tax credits applied	-	(237,347)
Non-current liabilities		
Capital and other assets	(95,226)	(112,800)
Net future tax asset	$ 2,639,974	$ 651,443

20. Segmented information

Geographic information:

December 31, 2006	Revenue (Restated – Note 2)	Capital Assets
Canada	$ 22,191,133	$ 4,881,481
United States	423,546	1,229
Switzerland	-	714,608
	$ 22,614,679	$ 5,597,318

December 31, 2005	Revenue	Capital Assets
Canada	$ 18,939,721	$ 4,065,902
United States	138	-
Other	415	-
	$ 18,940,274	$ 4,065,902

Significant customers:

During the three month period ended December 31, 2006, four (2005 - four) major customers accounted for $12,804,204 or 57.7% (2005 - $12,141,599 or 64.1%) of the Company's product sales.

21. Commitments

a) The Company has an agreement with the National Research Council of Canada to obtain up to $495,000 in assistance for research and development expenditures. All assistance under this agreement has been received.

The Company is obliged to repay the financial assistance by way of 1.5% of the Company's gross revenues, which commenced April 1, 2002, up to a maximum of $742,000, which is 150% of the original contribution amount. The obligation to pay terminates at the earlier of the full repayment of the $742,000 or 10 years after the start of the repayment period. The Company is not obliged to repay any of the grants received should the Company have no future revenues on product sales.

During the three month period ended December 31, 2006, the Company expensed $nil (2005 - $118,920) of this financial assistance, which was charged to earnings. At December 31, 2006, $nil (2005 - $118,920) is included in accounts payable and accruals. The entire obligation of $742,000 relating to this agreement has been repaid.

b) The Company has an agreement with AVAC Ltd. to obtain up to $525,000 in assistance to fund continued development of the proprietary ChemBioPrint technology platform and CVT-E002. As at December 31, 2006, $8,333 (2005 - $8,333) of assistance is still available to the Company.

The Company is obliged to repay the financial assistance by way of 1.5% of the Company's gross revenues after January 1, 2002 up to 200% of the original contribution amount or to a maximum of $1,000,000. The Company is not obliged to repay any of the assistance received should the Company have no future revenues on product sales.

During the three month period ended December 31, 2006, the Company expensed $nil (2005 - $324,177) of this financial assistance, which was charged to earnings. At December 31, 2006, $nil (2005 - $324,177) is included in accounts payable and accruals. The entire obligation of $1,000,000 relating to this agreement has been repaid.

c) The Company has entered into operating lease agreements for premises in Edmonton, Alberta, Canada; Toronto, Ontario, Canada; Zug, Switzerland and Chicago, USA. These leases expire at various dates ranging from May 31, 2007 to September 30, 2010, and for which minimum lease payments total $989,029.

The following is a schedule by fiscal year of future minimum lease payments:

2007	$ 301,289
2008	322,556
2009	248,183
2010	117,000
Total minimum lease payments	$ 989,028

21. Commitments (cont'd)

d) The Company has entered into contractual obligations related to future advertising and marketing expenditures.

The following is a schedule by fiscal year of future payments associated with these contracts:

2007	$ 954,089
2008	1,375,054
2009	233,060
	$ 2,562,203

e) The Company has entered into contractual obligations for the construction of the new headquarters and research centre in Edmonton, Alberta, Canada. Estimated total project costs are $9.5 million with $3,134,548 incurred to date. Project completion is scheduled for the summer of 2007.

22. Cyclical nature of business

The Company's lead product's sales are greater in the first, second and fourth quarters of the fiscal year.

23. Joint venture

On October 29, 2002 the Company entered into a joint venture with Centaur Pharmaceuticals, a private company, in the creation of Vet Ex Inc. The joint venture, in which the Company holds a 60% interest, has licensed the veterinary rights for the Company's nutraceutical products and ChemBioPrint technology. On June 22, 2006, the Company submitted 90 days written notice of termination of the Joint Venture Agreement. On February 13, 2007 the status of the joint venture became inactive.

The Company has recorded its interest in Vet Ex Inc. using the proportionate consolidation method. The following table summarizes the Company's share of the assets, liabilities, revenue, expenses and cash flows of Vet Ex Inc. included in these consolidated financial statements.

23. Joint venture (cont'd)

	December 31, 2006	September 30, 2006
Assets		
Cash and cash equivalents	$ 22,471	$ 22,480
Liabilities		
Accounts payable and accruals	$ 77	$ 77
Product sales, expenses and cash flows for the period ended:	December 31, 2006	December 31, 2005
Expenses		
Interest and bank charges	$ 9	$ 9
Net loss	$ (9)	$ (9)
Cash flows		
Cash flows from operating activities	$ (9)	$ (9)

24. Comparative figures

Certain prior year figures have been reclassified to conform to current period's presentation.

25. Subsequent events

Subsequent to December 31, 2006, 25,500 options were exercised for cash proceeds of $18,105.

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CV Technologies Inc.
File No. 82-35059

Other Issuer Cover Page

Project #: 01049168

Filing Type: Interim Financial Statements

Issuer Name: 00010701 CV Technologies Inc.

Filing Subscriber Name: Global Corporate Compliance Inc

Financial Period Ended: 12/31/2006

Financial Period Date Relates to: 1st quarter (3 mos.) ended

CD Rule : National Instrument 51-102

Subscriber Information

Contact

Contact: Gordon Brown

Tel: (780)577-3724 **Ext:**

Subscriber

Company Name: Global Corporate Compliance Inc

Street: 441 - 5 Ave SW

Suite 310

City: Calgary

Province: Alberta

Country: Canada

Postal Code: T2P 2V1

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CV Technologies Inc.
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Tel: (403)216-8450 Ext:
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Recipient Agencies List

Recipient Agencies	Principal
British Columbia	
Alberta (ASC)	
Ontario	

Status List

Recipient Agencies	Status	Date / Time
British Columbia	Filed with SEDAR	02/08/2007 14:47:09
Alberta (ASC)	Filed with SEDAR	02/08/2007 14:47:09
Ontario	Filed with SEDAR	02/08/2007 14:47:09
British Columbia	Received by Agency	02/08/2007 15:03:55
Alberta (ASC)	Received by Agency	02/08/2007 14:47:28
Ontario	Received by Agency	02/08/2007 14:49:53

Submission List

Submission #	Submission Type	Date / Time
00000001	Interim Financial Statements	02/08/2007 14:47:09
00000002	Interim Financial Statements	06/14/2007 18:11:59

Document List

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CV Technologies Inc.
File No. 82-35059

Document List (continued)

Interim financial statements (amended)- English
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Submission # 00000002
Client File Name C:\A-SEDAR\CVT\Financials-Q1.pdf

CV Technologies Inc.

MANAGEMENT'S
DISCUSSION AND ANALYSIS
(Amended)

First Quarter
December 31, 2006

CV Technologies Inc.

Table of Contents

CV Technologies Inc.

CV Technologies Inc.

AMENDED MANAGEMENT'S DISCUSSION AND ANALYSIS

The interim consolidated financial statements of CV Technologies Inc. (the Company) are prepared in accordance with Canadian generally accepted accounting principles (GAAP). All references to GAAP refer to Canadian generally accepted accounting principles. These accounting principles require the Company to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses, and related disclosure of contingent assets and liabilities. Management believes that the estimates and assumptions, which it relies upon, are reasonably based on information available at the time that these estimates and assumptions were made. These estimates and assumptions have been discussed with the Audit Committee of the Board of Directors of CV Technologies Inc. Actual results may differ under different assumptions and conditions. The following information should be read in conjunction with the restated audited consolidated financial statements for the year ended September 30, 2006 and the restated unaudited interim consolidated financial statements for the three month period ended December 31, 2006 and accompanying notes. All expressed amounts are in Canadian dollars, unless specified otherwise. Additional information is available at www.sedar.com.

This discussion and analysis for the three month period ended December 31, 2006 is prepared and contains disclosure of material changes occurring up to and including June 14, 2007.

Forward-looking Statements

Management's discussion and analysis (MD&A) contains certain forward-looking information and statements within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify forward-looking statements. Those forward-looking information and statements are subject to risks and uncertainties that may cause actual results or events to differ materially from the results or events predicted in this discussion, including those comments predicting the timing and/or initiation of clinical trials, clinical trial results, and associated regulatory clearances and acceptance of COLD-fX® in the marketplace. In addition to the risks outlined in the Risks and Uncertainties section, this MD&A contains forward-looking information and statements pertaining to the following: the impact of competition; consumer confidence and spending levels; general economic conditions; interest and currency exchange rates; unseasonable weather patterns; the cost and availability of capital; the cost and availability of grants/funding; and product development. The Company believes that expectations and assumptions reflected in the forward-looking information and statements contained herein are reasonable but no assurance can be given that these expectations and assumptions are correct and that the results, performance or achievements expressed in, or implied by, forward-looking statements within this disclosure will occur, or if they do, that any benefits may be derived from them. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

The forward-looking information and statements contained in this MD&A speak only as at the date of this MD&A, and none of the Company or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

Restatement of Financial Results

As disclosed in the Company's financial statements, the Company has restated its previously reported consolidated financial statements for the year ended September 30, 2006 and interim consolidated financial statements for the three month period ended December 31, 2006. The restatement of the Company's consolidated financial statements followed an internal review of the Company's consolidated financial statements and its revenue recognition policy as it related to product returns in the U.S.

In the fourth quarter of 2006, the Company entered the U.S. market and recognized revenue with the revenue recognition criteria described in the notes to the consolidated financial statements. Given that the U.S. was a new market and COLD-fX® was a new product for this market, the Company has now realized that in an absence of history of returns, the criteria to recognize revenue was not met. The appropriate application of the revenue recognition policy would have prevented the recognition of such revenues until the right of return had expired. Analysis of the Company's revenue recognition policy followed the determination of slower than anticipated consumer product purchases, which indicated greater than anticipated risk of product return. Prior to this restatement, the Company recorded revenue from the U.S. with estimates for product returns. However, subsequent experience has now indicated that there was significant uncertainty in estimating product returns from this new market. This uncertainty should have precluded the recognition of revenue until the risk of returns was substantially eliminated.

The Board of Directors determined that restatement of the Company's consolidated financial statements and the appropriate application of its revenue recognition policy was warranted to correct the effects of this policy application oversight, to ensure consistency with GAAP, and to correct an overstatement of U.S. product sales. The effect of the restatement, including the identification and correction of related misstatements in the previously issued consolidated financial statements, are reflected in the Company's restated consolidated financial statements and accompanying notes.

The appropriate application of the revenue recognition policy also affected the Company's policy on the translation of foreign currencies. Given the effects of the restatement and the change in the financial condition of its wholly owned subsidiaries, the Company has re-evaluated its classification of its foreign subsidiaries as self-sustaining. The Company concluded that COLD-fX Pharmaceuticals (USA) Inc. and fX Life Sciences International GmbH should have been classified as integrated rather than self-sustaining foreign operations. The translation of these subsidiaries, which operate in US dollars, has been amended from the current rate method to the temporal method.

The total cumulative impact of the restatement of the financial statements for the fiscal year ended September 30, 2006 was to decrease shareholders' equity by $3.4 million. The cumulative impact on shareholders' equity as at September 30, 2006 was primarily the result of a reversal of $5.6 million in net revenue recognized on U.S. shipments, which resulted in a decrease of net earnings by $3.5 million. Total assets decreased by $1.2 million and total liabilities increased by $2.2 million.

The total cumulative impact of the restatement of the financial statements for the three month period ended December 31, 2006 was to decrease shareholders' equity by $5.5 million. The cumulative impact on shareholders' equity as at December 31, 2006 was primarily the result of a reversal of $2.5 million in net revenue recognized on U.S. shipments, which resulted in a decrease of net earnings by $2.0 million. Total assets increased by $2.7 million and total liabilities increased by $8.2 million.

This Management's Discussion and Analysis has been amended to reflect the effect of the above corrections to the previously filed Management's Discussion and Analysis for the three month period ended December 31, 2006.

CV Technologies Inc.

Quarterly Report for the Three Month Period Ended December 31, 2006

Company Overview

CV Technologies Inc. (TSX: CVQ) is a life sciences and technology company, founded in 1992 and headquartered in Edmonton, Alberta, Canada. The Company has developed, commercialized and patented a proprietary technology, known as ChemBioPrint, which is used to discover and biologically standardize natural products that deliver consistent, verifiable and provable health benefits. In 2003, the Company shifted from research and development to product commercialization. Using the ChemBioPrint discovery and standardization platform, the Company's scientists are able to identify precisely the chemical profile and biological activity of natural products. The process involves a combination of chemical and biological fingerprinting ensuring the creation and scientific substantiation of its natural health products to be safe, effective and consistent. The Company is committed to using a pharmaceutical model (rigorous drug discovery and testing methods) to develop natural therapeutics for health maintenance and disease prevention. Its efforts in scientific research and product innovation are key factors enabling the Company to secure the trust of consumers, trade professionals, healthcare practitioners and government.

The Company's lead product, COLD-fX®, is designed to aid in the prevention and relief of colds and flu by strengthening the immune system. In February of 2007, Health Canada issued a Natural Product Number (NPN) for COLD-fX® with the claim it 'helps reduce the frequency, severity and duration of cold and flu symptoms by boosting the immune system". A U.S. Food and Drug Administration (FDA) regulated Phase II Clinical Trial showed COLD-fX® reduces the risk of getting a lab-confirmed influenza and respiratory syncytial virus (RSV) infection in a nursing home senior population by 89%. A Canadian trial in the general population, which was reported in the Canadian Medical Association Journal October 2005, showed COLD-fX® reduced the average number of infections per person by 25% and reduced the number of recurrent infections by 56%. Severity was reduced by 31% and duration was reduced by 35%. All the Company's products are designed to support normal physiological/body functions with a user-friendly, natural formula. Utilizing its patented ChemBioPrint technology, the Company has developed and commercialized a selection of premium quality natural health products for health maintenance and disease prevention.

The three principle commercial products are:

- COLD-fX® — Helps reduce the frequency, severity and duration of cold and flu symptoms by boosting the immune system
- REMEMBER-fX® — Helps enhance memory and mental alertness
- CELL-fX® — Helps relieve symptoms of bone and joint pain and assists in the formation of connective tissue

While the Company has no plans to market PRESSURE-fX® in Canada, it does have a distribution partner currently selling PRESSURE-fX® in the U.S. Management is contemplating the re-launch of AD-fX® and MENTA-fX® in 2008 for the Canadian market. No decision on a launch date has been reached at this time.

CV Technologies Inc.

First Quarter Highlights

- ✓ Net product sales increase of 19.4%
- ✓ Sizeable brand building investment in the U.S.
- ✓ Extensive distribution network in the U.S.
- ✓ Growing scientific awareness in U.S.

Liquidity and capital resources

Cash and working capital

The Company was in a positive cash position of $19.9 million as of December 31, 2006 and had $12.2 million in working capital (Non-GAAP Financial Measure). The reduction in working capital resulted from expenditures for the construction of its new headquarters and research centre, as well as slow U.S. sales and significant investments in brand building and marketing in the U.S.

The Company has a demand operating credit facility enabling it to borrow a maximum of $7.5 million with margining based on receivables, inventory, and tax credits and is in the process of completing the conditions precedent, which would increase the maximum to $15.0 million. Although the Company has not utilized its credit facility, the Company expects to use this facility from time to time to fund operations as expansion continues in Canada and into the international marketplace.

Comparative liquidity (in thousands)	Quarter 1 Dec 31, 2006 Restated	Quarter 1 Dec 31, 2005	Fiscal Year Sep 30, 2006 Restated	Fiscal Year Sep 30, 2005
Cash and cash equivalents	19,885	17,378	7,913	5,952
Working capital [1]	12,234	22,398	16,385	16,928
Long-term liabilities	764	484	745	70

1. See Non-GAAP Financial Measures and Reconciliations

Cash flow in operations

The cash flow generated by operations was $13.4 million for the first quarter compared to $11.6 million generated in the same quarter of the previous year. The primary differences were from increases in customer deposits ($15.7 million) and accounts payable and accruals ($5.9 million) offset by a quarterly loss ($3.6 million), future income taxes ($2.0 million) and an increase in inventory ($2.2 million). Investments in sales, marketing and public awareness programs related to entry into the U.S. market place coupled with slow U.S. sales contributed to the $8.0 million reduction in net earnings. Consolidated loss after tax was $3.6 million compared to $4.4 million profit for the same quarter of the previous year. Robust Canadian sales and gross margin in the first quarter partially offset the effects U.S. sales, advertising and marketing expenditures.

Major cash flow components (in thousands)	Quarter 1 Dec 31, 2006 Restated	Quarter 1 Dec 31, 2005	Fiscal Year Sep 30, 2006 Restated	Fiscal Year Sep 30, 2005
Operating activities	13,420	11,573	4,180	6,124
Financing activities	180	21	296	855
Investing activities	(1,629)	(168)	(2,515)	(846)

The following chart illustrates cash flow from operations including working capital items in fiscal years 2005 through 2007.

Cash Flow from Operations


15
10
5
0
(5)
(10)
$ Millions
Q1
Q2
Q3
Q4
YTD
2005
2006
2007

The differences in quarter over quarter cash from operating activities reflected an increase in Canadian sales that were offset by slow U.S. sales. Significant investments in marketing, brand building and public

awareness programs related to entry into the U.S. marketplace also, which affected net earnings, future income taxes and working capital.

The Company manages supply risk by establishing a scheduling program to ensure a one-year supply of bulk ingredients and finished goods inventory is maintained to meet seasonal demand. Inventory valuation is based on direct manufacturing costs. Product sales of $50 million require a basic investment of approximately $8 million in finished goods and bulk ingredients.

Planning decisions to build inventory to ensure product availability in the U.S. with uncertain consumer demand and a reversal of $2.5 million of net product sales in the U.S. marketplace resulted in higher quantities of inventory on hand than anticipated.

Cash flow from financing activities

The Company's financing activities in the first quarter of fiscal year 2007 generated $180 thousand in cash ($21 thousand in same quarter fiscal year 2006). Financing activities for 2006 were predominately composed of $185 thousand received through the issuance of capital stock on the exercise of stock options (752,166 common shares at an average of $0.25 per share). Repayment of leases in the first quarter was $5 thousand compared to $6 thousand in the same quarter in fiscal 2006.

Cash flow used in investing activities

The Company's investing activities in the first quarter used $1.6 million ($168 thousand in the first quarter of fiscal year 2006). Investing activities primarily involved the construction of the Company's new corporate headquarters and research centre. The forecasted cost of the building construction is $9.6 million. Expenditures for patents and registered trademarks involved the protection and development of its intellectual property.

Liquidity

Expenditures for advertising and inventory significantly reduced cash balances in the fourth quarter of fiscal year 2006 and the first quarter of fiscal year 2007. Cash was also invested in inventory. High inventory levels are anticipated to extend into the next cold and flu season because of slow sell-through to U.S. customers and the seasonal decrease in sales experienced in Canada in spring and summer.

In the restated first quarter interim consolidated financial statements, the Company has reversed the revenue recognition of U.S. product shipments with an implicit or explicit right of return and reclassified customer payments on shipments of inventory as customer deposits.

At the end of March 31, 2007, customer deposits of $17.4 million represented payments on shipments of inventory with a right of return. When the risk of product return is substantially eliminated, the revenue from the product shipped is recognized and liability is eliminated. If the product is returned, the customer is entitled to a refund of the deposit. Subsequent to March 31, 2007, the Company refunded $5.8 million of customer deposits. Additional returns have been authorized requiring refund of approximately $5.9 million. There is no certainty that actual returns may be substantially higher or lower than the risk

identified, and the timing of the actual returns and the affect of cash refunds on the Company's cash position is difficult to predict. The Company is also discussing plans with U.S. retailers to delay customer refunds until the fall selling season. The initial response has been positive.

As of March 31, 2007, estimated inventories were $20.2 million. Although a large inventory positively affects working capital, the turnover of the U.S. inventory is anticipated to be slow over the next 6 to 12 months. Consequently, the Company has decided that it is prudent to bring some U.S. product into Canada for sale this fall. Bottled U.S. product, which has undergone the same quality testing as performed in Canada, can be repackaged making it available for Canadian sales. The additional costs to repackage inventory are anticipated to reduce gross margins by 5 to 7%. Because sales are seasonally slow during the summer, initiation of the cycling of inventory into receivables and cash receipts in Canada is anticipated to take place in the fourth quarter of fiscal year 2007, and the first two quarters of fiscal year 2008. As of December 31, 2006, the estimated consolidated inventory is $20.7 million, of which $3.5 million is product shipped (at cost) to customers with the right of return.

The Company's U.S. experience has shown that shipments and the resulting invoices may be at risk of payment delay as customers are monitoring their sales to consumers. Though the customer has been invoiced and payment is expected, U.S. receivables are not recognized in the consolidated financial statements until the risk of return is substantially eliminated. The turnover of payment on invoiced U.S. shipments is expected to be slow. In Canada, cash receipts of accounts receivable are typically within 30 to 60 days. In the summer months, cash flow from collection of receivables decreases, with slowing sales.

The timing of refunds on customer deposits related to returned product and slow summer sales will affect cash flow and likely require the Company to utilize its bank line or alternative sources of funding. There is uncertainty on when customer returns will occur and when customer refunds will be expected. The current bank line of credit has an inventory ceiling of $5 million or 50% of inventory, whichever is lower (See Subsequent Events).

Until the Company completes the restatements and meets the conditions set forth in the cease trade order, the Company can not finalize discussions on equity financing. Management is closely monitoring its cash flows. The Company continues to work diligently to have such cease trade orders lifted.

The Company's working capital and capital expenditure requirements depend upon numerous other factors including the success and timing of the introduction of new products or entry into new markets, consumer demand, right of returns held by customers, timing of market development programs, construction costs and long-term focus on product research and development activities. The Company anticipates developing a need for additional capital to fund operations, capital asset additions, research and development, new product launches, and strategic initiatives.

Share capital and stock based compensation

On December 14, 2006, the Board granted 100,000 options for common shares exercisable at a fair market value of $2.98 per share vesting at 20% per year. The fair value of options granted was $235 thousand or $2.35 per option. This grant was subject to shareholder approval and passed at the Annual General Meeting held in February 2007.

On December 8, 2006, the directors approved a compensation system to align with industry standards. Effective January 01, 2007, director compensation moved to cash compensation increasing the annual retainer to all Board members, the Board chair and committee chairs. The revised compensation system is as follows: Annual Retainer- $25,000, Board Chair- additional $15,000, Committee Chair-additional $5,000, Board Meeting-$1,000 and Committee meeting-$500. The Compensation Committee annually reviews and recommends to the Board the form and amount of Director compensation.

Related party transactions

There were no related party transactions for the three month period ended December 31, 2006. The joint venture, Vet Ex Inc. was deactivated in February 2007.

Outstanding shares

As of June 14, 2007;

- Number of issued and outstanding common Class A shares 103,551,006
- Number of outstanding, unexercised stock options 10,592,935

(Exercise price ranges from $0.15 to $4.32 per share with expiration dates ranging from 2007 to 2011.)

Results of Operations

Profitability

Consolidated loss after tax was $3.6 million compared to consolidated net earnings of $4.4 million for the same quarter of the prior year, a decrease of $8.0 million. The loss before tax was $0.7 million compared to net earnings of $7.5 million for the same period last year.

A reversal of U.S. net product sales of $2.5 million, higher fixed operating costs, expenditures in marketing and business development and higher cost of goods manufactured for the U.S. entry affected consolidated net earnings. The consolidated loss in the first quarter reflected the expenditures in distribution, logistics, marketing and business development incurred in preparation and execution of the launch of COLD-fX® into the U.S. market. The quarter was affected by the reversal of revenue recognized in relation to initial stocking of U.S. retailers and drug store chains. Canadian sales and gross margin in the first quarter partially offset the impact of U.S. investment expenditures. An analysis of components of the income statement is as follows.

Revenue

The Company reported net product sales of $22.6 million for the first quarter, exceeding the $18.9 million in the same quarter of fiscal year 2006 by $3.7 million (19.4%). This achievement was mainly the result of higher sales volume of the Company's lead product COLD-fX® in Canada as U.S. net sales were $424 thousand following the reversal of revenue recognized in the previously issued interim financial statements.

With another mild winter, the cold and flu season was limited to localized outbreaks. Nevertheless, the Company achieved improved market penetration into Quebec and Ontario and made good progress in developing American distribution channels. Second quarter product sales are anticipated to be lower than the same quarter for the previous year as replenishment orders have decreased.

U.S. sales growth were less than anticipated ($424 thousand) partially because of higher introductory promotional programs, discounts, and allowances which collectively reduced gross sales by more than the anticipated 10% to 12%. In addition, non-refundable discounts on reversed sales were applied to gross revenues from recognized sales. The strategic decision to grow the business with the launch of the COLD-fX® brand within the U.S. market will require time to develop consumer awareness, permit consumers to try COLD-fX® and generate the word of mouth confidence already achieved within Canada.

The science and credibility behind the brand is not limited to Canada. Management will build on the scientific evidence and focus on building awareness through alternative and medical channels. This approach should help to leverage sales through the strong distribution channels developed over the past months. The lifecycle of the brand development is at an earlier point within the U.S. when compared to Canada. Execution across consumer and medical segments should position COLD-fX® favourably in the long term.

The Company has achieved extensive brand exposure in many different media segments in support of the U.S. launch through a comprehensive program of marketing and public awareness. However, brand

building in the U.S. will also require patience to garner the same success experienced in Canada. As the Company executes its business plan, Management believes consumers will benefit from and experience the medical benefits of COLD-fX®.

The first quarter represented a period of significant investment in staff, sales support, marketing, and infrastructure to support shipments and future growth of the U.S. market. This will be discussed later in this document under U.S. launch.

The achievement of first quarter objectives for Canadian sales contributed to a 19.4% increase in net sales quarter over quarter. COLD-fX® continues to be the number one selling cold and flu remedy in Canada (ACNielsen's MarketTrack Drug Service for Cold Remedies, Natural Supplements & Vitamins Categories for the 52-week period ending September 2, 2006).

Gross margin

Gross margin in the first quarter increased 3.1% from 70.8% in the first quarter of fiscal year 2006 to 73.9% for the same quarter in fiscal year 2007, and increased 23.1% from 50.8% in the fourth quarter of fiscal year 2006. Although the margins appear similar quarter over quarter, there were additional costs of approximately $600 thousand added to the U.S. cost of goods sold. These costs include increases due to expediting of manufacturing and customer shipments to the U.S. and higher than planned warehousing and distribution costs. As mentioned, above, non-refundable discounts also affected gross margins. Gross margins are expected to decrease during the summer as sales decrease and U.S. inventories are repackaged.

The 23.1% improvement in the first quarter of 2007 from the fourth quarter of 2006 was due to an improved ratio of fixed manufacturing and quality control costs to product sales. The initial build up of product for the U.S. launch in the fourth quarter of fiscal year 2006 and a return to more normal manufacturing activity in the first quarter was offset by additional manufacturing costs mentioned previously. Factors contributing to the improvement in gross margin in the current quarter included fewer small manufacturing lot sizes in the U.S. (decreasing the number of quality control tests required), fewer components assembled into displays, and reduced shipments between Contract Manufacturing Organizations and logistics organizations. The net sales of product shipped but not recognized in revenue in the quarter was approximately $2.5 million.

The Company is currently subject to a U.S. import duty, applied to the declared value of COLD-fX® raw material, work in process and finished goods. In the fourth quarter of fiscal year 2006 and first quarter of fiscal year 2007, shipments into the U.S. were subject to this duty, which the Company is formally challenging. On December 18, 2006, the Company with the assistance of Livingston International received an advanced ruling from Canada Border Services Agency (CBSA) supporting the Company's request to reclassify COLD-fX® bulk powder to support a 0% related duty. This ruling determines that there was sufficient value-added in the production process of COLD-fX® to trigger what is referred to as "Tariff Shift" in the classification of COLD-fX. This reclassification would qualify COLD-fX® as a duty free product under NAFTA eligibility moving forward. The Company plans to use the Canadian ruling in the application to classify its product in its application to the U.S. for the elimination and refund of duties paid on imports into the U.S. in the current and past fiscal years.

Duties increased the cost of goods manufactured. In the quarter, duties were accrued on U.S. imports of raw materials and finished goods. The proportion of U.S. sales in total consolidated product sales was low.

The Company successfully established a separate outsourced supply chain in the U.S. This strategy to outsource production and logistical activities minimizes fixed costs of production, while maximizing production capacity and flexibility. These strategies contributed to a strong supply line and a large inventory to support sales growth.

Operating expenses

The first quarter operating costs-to-sales percentage increased from 31.8% to 74.6% on a quarter over quarter basis. The Company invested heavily in its U.S. launch resulting in a significant increase in advertising and marketing expenses. Consolidated operating expenses for the first quarter of fiscal year 2007 were $16.9 million as compared to $6.0 million in the prior year.

This $10.8 million (180%) increase over the same quarter from the prior year is comprised of the following:

- Advertising and marketing expenses increased by $8.3 million (319%) to support entry into the U.S. marketplace. Continuation of brand building efforts for COLD-fX®, REMEMBER-fX® and CELL-fX®, media and sponsorship investments and promotional activities were instrumental in developing the U.S. marketplace. In fiscal year 2006, first quarter spending was 13.7% of net product sales compared to 48.0% for the same quarter in fiscal year 2007.

- Contracted services, consulting and professional fees increased by $1.7 million (303%) from the same quarter in the previous year. The Company continued to engage a number of contractors and professionals in sales, marketing, brand building, and regulatory affairs to support its entry into the U.S. Included in these costs were ongoing contracts supporting sales, marketing, and public relations. In fiscal year 2007, these first quarter expenditures were 10.0% of net product sales compared to 3.0% for the same period in the prior year.

- Salaries, benefits and stock-based compensation increased by $0.9 million (71.5%). This increase reflects the increase in the number of employees in support of the U.S. expansion. The Company anticipates reducing costs to compensate for U.S. sales and marketing spending. In the first quarter of fiscal year 2006, these costs represented 6.3% of net product sales compared to 9.0% in fiscal year 2007.

- Research and development expenditures for the first quarter decreased $0.4 million (33.4%) from the same quarter of last year. This reduction was primarily the result of the elimination of royalty payments. Costs included clinical research and development associated with ongoing studies. The Company continued its clinical trials in collaboration with Capital Health of Edmonton and the University of Alberta, including a multi-centre clinical trial involving senior citizens in Vancouver, Edmonton, Toronto and Halifax. These expenditures were 3.3% of net product sales in the first quarter of 2007 compared to 5.8% in the prior year.

- Administration, occupancy, and insurance costs increased $0.2 million (50.8%). These costs related to the increased number of employees to meet the demand in logistics, administration, operations and science and regulatory related activities. These costs were 2.7% of net product sales in the first quarter of 2007 compared to 2.1% in the prior year.

- The balance of $0.1 million involved various operating expenditures and activities, including a provision made for bad debts in the quarter.

The Company had a foreign currency translation loss of $658 thousand. The Company has now classified its wholly owned subsidiaries as integrated operations rather than self-sustaining. In previously issued financial statements, the foreign currency translations were recorded in equity.

Income taxes for the quarter were $2.8 million compared to $3.0 million for the same period last year. Income taxes exceeded the consolidated before tax earnings. While Canadian earnings attracted tax, investments in U.S. market created a loss from foreign operations. Since the Company is taxed in the countries in which it operates, application of losses from one country against the taxable income of another country is not possible.

U.S. launch

During the fourth quarter of fiscal year 2006 and first quarter of 2007, the Company completed initial shipments to U.S. national accounts to stock stores and warehouses. Completion of the national distribution and listings phase was a significant milestone in the execution of the U.S. plan and created a base and presence supporting sales and further product awareness and brand building.

Segmented Revenue
(in thousands)

2007	1st Quarter Dec 31, 2006 Restated	2nd Quarter Mar 31, 2007	3rd Quarter Jun 30, 2007	4th Quarter Sep 30, 2007	Year to Date 2007
Canada	22,191				22,191
U.S.	424				424
Other	-				-
Total	22,615				22,615
2006	1st Quarter Dec 31, 2005	2nd Quarter Mar 31, 2006	3rd Quarter Jun 30, 2006	4th Quarter Sep 30, 2006 Restated	Fiscal Year 2006 Restated
Canada	18,939	10,873	3,242	8,282	41,336
U.S.	-	2	-	8	10
Other	1	40	-	-	41
Total	18,940	10,915	3,242	8,290	41,387
2005	1st Quarter Dec 31, 2004	2nd Quarter Mar 31, 2005	3rd Quarter Jun 30, 2005	4th Quarter Sep 30, 2005	Fiscal Year 2005
Canada	11,304	10,474	2,775	7,189	31,742
U.S.	-	3	61	-	64
Other	-	44	-	-	44
Total	11,304	10,521	2,836	7,189	31,850

The previously reported net product sales were reduced with the reversal of $2.5 million in shipments to stock retailers until consumer uptake occurs or the risk of return is substantially eliminated. Customer payments received on account prior to the period end December 31, 2006 were recorded as customer deposits (liability) as retailers would request a refund on returned goods to rebalance their inventories with consumer sales. Consumer awareness and acceptance will ultimately determine sales volumes, success and growth rates in the U.S.

Product sales to U.S. consumers are expected to be slow during the spring and summer and increase at the end of this fiscal year. Customers have stocked their stores and consumer awareness and acceptance will ultimately determine future sales volumes and growth rates.

Consolidated advertising expenditures in the first quarter were $10.9 million (48.0%) of net product sales. Media and advertising expenses related to the U.S. were approximately $8.2 million. The Company anticipates lower spending in the U.S. in the second quarter of 2007. The large increase in advertising expenditures, experienced to support sales, was the result of efforts to build brand awareness of COLD-fX® through mass media channels, and to support a national launch by retailers in October in the U.S. The Company has fixed expenses under contract with the NHL, Mark Messier International and other commitments.

When it was determined that the advertising and marketing expenditures were not generating the anticipated sales, the Company sharply reduced spending. The Company anticipates a continuation of marketing sponsorship, professional education, and promotion expenditures in a consistent and strategic manner for the remainder of 2007 fiscal year, with a reduction in media advertising expenditures. Expenditures in the first quarter were significantly greater than sales. However, a reduction and alignment of marketing expenditures will take place in the last half of fiscal year 2007 as the Company implements a more disciplined approach to growth and controls. Part of that discipline will be demonstrated by a more targeted marketing plan, which is expected to involve alternative distribution channels other than mass retailers and more targeted communication channels to reach consumers.

Research and development activity

fX Life Sciences International GmbH, a wholly owned subsidiary, had a second patent allowed in the U.S. for its CVT-E002 extract, the active ingredient in COLD-fX®. This patent application is a continuation of the composition patent and further protects CVT-E002 for use in therapeutic applications for preventative, immune-related indications, such as cold and flu infections, hepatitis, HIV, and primary and supportive cancer therapy. The patent issuance is expected in the coming months.

The Company is in the second year of a multi-center clinical trial, led by Dr. Gerald Predy, Edmonton's Medical Officer of Health, to test the effects of COLD-fX® on influenza and cold viral infections. Completion of recruitment for all four sites occurred in December 2006 and the study has moved into the treatment period for the current cold and flu season.

The Company continues to review the potential of a Phase III clinical trial to support a U.S. Over-The-Counter (OTC) new drug cold and flu application.

As previously reported, the Company continued the funding until the end of 2006 for a pre-clinical research study at McGill University under the direction of Dr. Sandra Miller, Professor, Department of Anatomy and Biology in the Faculty of Medicine. The first year of this study was funded in part by the National Research Council (NRC) Industrial Research Assistance Program (IRAP) and investigated the potential of CVT-E002 (the active ingredient in COLD-fX) to ameliorate viral-induced leukemia. The positive results support the hypothesis that CVT-E002 may have potential as a cancer therapy and may support the immune system during cancer treatment. The project has ended on schedule and the data is currently being prepared for submission to a scientific journal for publication. The Company is currently investigating future development in this area.

NRC-IRAP is currently funding the Company's research program to elucidate the molecular mechanism of action of CVT-E002. Under this program, the Company has entered into a research contract with McMaster University in Hamilton to support a study on CVT-E002 led by Dr. Kenneth Rosenthal, Professor and Director of Molecular Medicine in the Department of Pathology and Molecular Medicine. This study is underway for the remainder of 2007 and the Company is exploring further collaborations under this program.

COLD-fX® was included in the 2007 issue of the Physicians Desk Reference, used by the majority of approximately 800,000 American doctors and commonly found in hospitals and pharmacies in the U.S. Specific information on COLD-fX® was provided to pharmacists and physicians as a mailed addendum to the 2007 companion book Physicians Desk Reference for Non-prescription Drugs, Dietary supplements and Herbs. This publication references clinical trials and scientific research on COLD-fX®, and will assist in expanding awareness among U.S. medical professionals.

In February 2007, Health Canada's Natural Health Products Directorate issued a product licence and Natural Product Number (NPN) for COLD-fX® with a comprehensive claim it "helps reduce the frequency, severity and duration of cold and flu symptoms by boosting the immune system".

Summary of Quarterly Results
(in thousands)

2007	1st Quarter Dec 31, 2006 Restated	2nd Quarter Mar 31, 2007	3rd Quarter Jun 30, 2007	4th Quarter Sep 30, 2007	Year to Date 2007 Restated
Product sales	22,615				22,615
Gross margin	16,710				16,710
Gross margin %	73.9%				73.9%
Earnings (loss) before tax	(741)				(741)
Earnings (loss) after tax	(3,584)				(3,584)
EPS – Basic	$(0.03)				$(0.03)
EPS – Diluted	$(0.03)				$(0.03)
Total assets	60,078				60,078
Total liabilities	39,335				39,335
2006	**1st Quarter Dec 31, 2005**	**2nd Quarter Mar 31, 2006**	**3rd Quarter Jun 30, 2006**	**4th Quarter Sep 30, 2006**	**Fiscal Year 2006**
Product sales	18,940	10,915	3,242	8,290	41,387
Gross margin	13,414	8,253	2,220	4,213	28,100
Gross margin %	70.8%	75.6%	68.5%	50.8%	67.9%
Earnings (loss) before tax	7,463	2,087	(2,428)	(2,982)	4,140
Earnings (loss) after tax	4,416	987	(1,772)	(2,992)	639
EPS – Basic	$0.04	$0.01	$(0.02)	$(0.02)	$0.01
EPS – Diluted	$0.04	$0.01	$(0.02)	$(0.02)	$0.01
Total assets	32,319	34,277	33,545	43,132	43,132
Total liabilities	7,458	7,331	7,737	19,607	19,607
2005	**1st Quarter Dec 31, 2004**	**2nd Quarter Mar 31, 2005**	**3rd Quarter Jun 30, 2005**	**4th Quarter Sep 30, 2005**	**Fiscal Year 2005**
Product sales	11,304	10,521	2,836	7,189	31,850
Gross margin	8,355	8,352	2,250	5,162	24,119
Gross margin %	73.9%	79.4%	79.3%	71.8%	75.7%
Earnings (loss) before tax	4,196	3,081	(466)	1,725	8,536
Earnings (loss) after tax	4,196	3,081	(466)	3,282	10,093
EPS – Basic	$0.05	$0.03	($0.00)	$0.02	$0.10
EPS – Diluted	$0.04	$0.03	($0.00)	$0.02	$0.09
Total assets	13,819	17,762	17,909	23,717	23,717
Total liabilities	4,020	2,377	2,182	3,876	3,876

COLD-fX® is the Company's best selling product. Consumers use the product to strengthen their immune system to prevent and treat colds and flu. As a result, COLD-fX® sales exhibit a seasonal sales pattern. Customers commence purchasing in the fourth quarter, which carries forward into the first and second quarters of the following year. The spring and summer months are slow selling periods, while late summer, fall and winter experience significantly greater sales volume with the increase in the frequency and severity of colds and flu. Retailers typically commence purchasing in late August and September and replenish stock as required.

Subsequent Events

Stock options

In January 2007, an employee exercised 25,500 options for cash proceeds of $18,105.

On May 10, 2007, Dr. Jacqueline Shan voluntarily surrendered and relinquished all rights and privileges associated with the March 2005 option grant. The forfeiture of these options results in a recovery of $3.6 million of stock-based compensation expense previously recognized. This was accepted by the Board of Directors at their May 14, 2007 meeting.

Treasury common shares

Pursuant to a shareholder resolution on February 21, 2007, the Company adopted amendments to the Company's stock option plan that permits the Board of Directors to grant to employees, officers and directors options to purchase from Treasury up to 22,170,442 common shares. This change is an increase of 3,000,000 from the previous limit of 19,170,442 common shares.

Change in senior management

On February 21, 2007, the marketing responsibilities of P. Norman Oliver were reassigned to John Rea, who was appointed Vice President, Marketing and Communications. Dr. Sharla Sutherland was appointed Vice President, Regulatory & Scientific Affairs.

On March 26, 2007, P. Norman Oliver, Senior Vice President Sales & Customer Development, was no longer associated with CV Technologies Inc. Mr. Oliver's initial responsibilities included marketing and sales in Canada and the U.S. Mr. Oliver's most recent responsibilities included sales and customer development. Those duties have been reassigned internally on an interim basis.

On May 7, 2007, the Company announced the appointment of Ross Montagano as Chief Operating Officer, effective May 28, 2007.

Business development

On February 7, 2007, the Company announced that doctors and nurses at Hackensack University Medical Centre (HUMC) in New Jersey would participate in a randomized, double-blind, placebo-controlled trial of COLD-fX® to evaluate improvements in the immune health of front line medical workers.

HUMC infectious diseases researcher, Dr. Steven Sperber, will head the study, which will include blood tests to investigate the hypothesis that COLD-fX® works by simultaneously boosting two different immune pathways: the innate response (macrophages and Natural Killer (NK) cells) and the Th1 adaptive response. Both pathways are critical for fighting viruses and maintaining good health. The hypothesis is supported by previously published clinical research which demonstrated that regular intake of COLD-fX® over one cold season enhanced NK cells and T-helper cells.

If confirmed, COLD-fX® will be the first dietary supplement clinically proven to work synergistically by enhancing both of these immune pathways. There are currently no approved medicines, which act in this novel manner. The study will complement additional Canadian government-funded research being conducted at McMaster University in Ontario on the precise molecular mechanism of action of COLD-fX®.

Dr. Sperber is recruiting 50 healthy staff members from HUMC for the trial including doctors and nurses. The number was calculated to be sufficient to detect statistically significant differences between the study groups. The parameters being measured are blood immune factors which are highly sensitive and therefore do not require a high number of trial subjects.

As previously mentioned, Health Canada approved a new wide-ranging health claim for COLD-fX® on February 13, 2007. After an extensive review, the NHPD issued a product license and NPN for COLD-fX®. The comprehensive treatment claim for COLD-fX® approved by Health Canada states that the product "helps reduce the frequency, severity and duration of cold and flu symptoms by boosting the immune system". The approved dosage was two capsules per day. Comprehensive therapeutic claims require support by the highest level of scientific evidence: randomized, double-blind, placebo-controlled clinical trials. The Company is seeking a separate NPN for a higher acute dose similar to the dosing regimen of the previous DIN for COLD-fX® under an application that was submitted to the NHPD on March 9, 2007.

On February 13, 2007, the status of Vet Ex Inc., the joint venture with Centaur Pharmaceuticals became inactive.

On March 1, 2007, the Company announced that a major U.S. scientific review (monograph) of COLD-fX®, conducted by leading American cold and flu experts, was published by the American Botanical Council (ABC), North America's leading nonprofit research and education organization on herbal medicines. Five independent U.S. physicians and scientists, well recognized in the field of natural medicines, were involved in the writing and peer review of this scientific report on COLD-fX®, which concludes the cold and flu remedy delivered "impressive" benefits to users.

On March 26, 2007, the Company announced that sell-through of COLD-fX® to U.S. consumers was slow and that there was significant risk of returns. Product returns are currently taking place from U.S. customers who expect refund or credit on accounts. These amounts are based on management's best estimates with information available.

On April 19, 2007, the Alberta Securities Commission (ASC) issued an Interim Cease Trade Order (ICTO) halting trading of the Company's securities for 15 days. The action followed the Company's April 11, 2007 news release announcing that the Company was voluntarily planning to restate its consolidated financial statements for the year ended September 30, 2006, as well as its interim consolidated financial statements for the three month period ended December 31, 2006 due to revenue recognition issues in the U.S. market. The Company, under the guidance of the Board of Directors decided to correct the Company's revenue as it relates to the entry into new markets or introduction of new products where the right of return is uncertain. The Company has corrected the application of this policy because of the difficulty in estimating consumer uptake and the risk of product return by retailers.

On May 2, 2007, the ASC issued a Consent Order extending the Interim Cease Trade Order (ICTO) of April 19, 2007 until the earlier of the satisfaction of the conditions set forth below or June 15, 2007.

The conditions set forth in the Consent Order include that:

(i) All deficiencies, inconsistencies and omissions in the Company's previously delivered Financial Statements have been corrected by filing revised or amended Financial Statements pursuant to Part 4 of National Instrument 51-102 Continuous Disclosure Obligations (NI 51-102) that are in accordance with acceptable accounting principles as required by section 3.1 of National Instrument 52-107 Acceptable Accounting Principles, Auditing Standards and Reporting Currency;

(ii) The Company has issued a press release pursuant to Part 11 of NI 51-102 explaining the reasons for requiring revised or amended Financial Statements;

(iii) The Company is not in default of any other filing requirements under the Securities Act (Alberta); and

(iv) The staff of the ASC has confirmed in writing that CV Technologies Inc. has satisfied the above three conditions.

If all four conditions are not satisfied by June 15, 2007, CVQ and Staff of the ASC are directed to appear before the ASC for further advice and direction.

The Company was subject to a similar Temporary Order of the Ontario Securities Commission (OSC) dated April 23, 2007, which ceases all trading in and all acquisitions of the securities of the Company, whether direct or indirect, for a period of 15 days from April 23, 2007. A hearing before the OSC in respect of the Temporary Order was held on May 4, 2007.

On May 7, 2007, the OSC implemented an Order which has the effect of continuing a cease trade order in respect of the Company's securities. The Order has the effect of continuing the foregoing cease trade for an indefinite period. Staff of the OSC have confirmed to the Company that as the ASC is the principal regulator of the Company in accordance with CSA Staff Notice 51-312 Harmonized Continuous Disclosure Review Program (CSA Staff Notice 51-312), it is the intention of Staff of the OSC to apply the principles described in CSA Staff Notice 51-312 for the purposes of assessing the satisfaction of the Company's voluntarily plan to restate its consolidated financial statements for the year ended September 30, 2006, as well as its interim consolidated financial statements for the three month period ended December 31, 2006.

The Company was subject to a Cease Trade Order of the British Columbia Securities Commission (BCSC) dated May 24, 2007, which ceases all trading in and all acquisitions of the securities of the Company, whether direct or indirect, until:

(i) The Company files an interim financial statement for the financial period ended March 31, 2007 and a Form 51-102F1 Management's Discussion and Analysis for the financial period ended March 31, 2007.

(ii) The Executive Director makes an order under section 164 of the Securities Act revoking this cease trade order.

Lease obligations

The Company has renewed existing leases and entered into new leases related to premises. These leases expire at various dates ranging from May 31, 2008 to October 31, 2009. As of March 31, 2007 the cumulative obligation of these leases is $111,924.

Financing facilities

On June 12, 2007, the Company entered into a commitment letter granting the Company a demand operating line of credit up to a maximum of $10,000,000. The demand operating line of credit is based on 75% of accounts receivable plus 50% of finished goods inventory for the period of September to February or 65% of finished goods inventory for the period of March to August. Inventory has a maximum limit of $6.0 million. As part of the operating line facility, the Company has the ability to issue up to $1 million of letters of guarantees. Interest under the operating line facility is based on the Bank of Canada prime rate or Bankers' Acceptance rate plus 1.5% per annum.

In addition, the new financing arrangement offers a three year term financing for the construction of the new headquarters and research centre on land held under a capital lease. The amount of term financing will be based on 65% of the revised appraised value of the building or 65% of the cost of the building, whichever is lower. The interim facility will bear interest at the Bank of Canada rate plus 0.75% per annum; the Company can also fix the interest rate.

The collateral security lodged by the Company to support both financing facilities is a General Security Agreement constituting a first ranking security interest in all personal property of the Company, a Collateral Mortgage constituting a first fixed charge on the Company's headquarters and research centre on the subleased land and a guarantee provided by an insider of the Company, secured by common shares.

Outlook

The execution of the U.S. expansion is underway and the Company is moving to secure strategic partnerships in marketing and distribution. The Company plans to strengthen and restructure the senior management team, reduce costs, optimize and align its U.S. investment strategy with sales, and modify its marketing plan so that is more directly targeted to health conscious consumers and their influencers, while taking advantage of its strong scientific foundation. Continued awareness and consumer acceptance will be part of the challenge during the initial stage of U.S. expansion. The Company is implementing a number of sales, marketing and public relations strategies and programs to achieve these goals. These strategies include the pursuit of marketing and distribution strategic partners.

It will be critical to achieve consumer sales volume at levels deemed acceptable for the return on investment that retailers have made. Sales monitoring and brand building will continue in fiscal year 2007. U.S. sales have developed very slowly in the first and second quarters of 2007 and losses are anticipated for the remainder of fiscal year 2007. The first quarter of fiscal year 2007 showed quarter over quarter growth. These sales excluded the pipeline-fill of American retailers to ensure product is on the shelves in preparation for consumer awareness and marketing programs.

Management will execute its U.S. strategy and continue a targeted marketing and commercialization approach of its products in the U.S. and Canadian market place. Management will work to enhance demand for REMEMBER-fX® and CELL-fX® in Canada. Management will strive to continue to build sales and profits through effective brand management, targeted sales and marketing efforts, public relations activities, a focus on operational excellence in cost management, expansion of its supply chain management to meet growing demand, and expansion awareness and sales of its products.

The Company is also realigning its manufacturing priorities with the objective of converting existing inventory into receivables and cash as soon as possible. This plan includes shipping excess U.S. inventory to Canada for repackaging and sale. The Company continues to reduce its operating expenses while actively seeking a strategic business partner in the U.S. to assist in marketing and distribution. The Company plans decrease staff, and contain costs in sales and marketing, distribution, operations and quality control activities for the remainder of 2007. The Company looks to strengthen its team with the addition of Ross Montagano, who will join the team in late May as Chief Operating Officer.

Management will monitor its cash flows through the summer and develop contingencies plans for financing of the Company's inventories and building.

In the upcoming year, management plans to improve the awareness of consumers and healthcare professionals of year-round preventative use of COLD-fX®. With the publication in the Canadian Medical Association Journal of a study demonstrating the efficacy of COLD-fX® for the prevention and relief of upper respiratory infections and obtaining a Natural Product Number (NPN), awareness of COLD-fX® has spread domestically and internationally. The Office of Dietary Supplements Division of the National Institutes of Health (NIH) in the U.S. selected the COLD-fX clinical trial results, published last year in the Canadian Medical Association Journal, for inclusion in its Annual Bibliography of Significant Advances in Dietary Supplements Research. Management believes the future for COLD-fX® is very promising.

The Company will continue to explore carefully the option of an FDA application for the active ingredient of COLD-fX® as an OTC drug for the prevention of cold and flu, which would allow the Company to make strong and specific medical claims and afford label exclusivity in the U.S. This approach would require the successful completion of a Phase III clinical trial, which would enhance product differentiation from the U.S. competition.

Management is committed to making the Company's products strong performers within their categories. The Company will continue to prove its leadership in the discovery and commercialization of science-based natural therapeutics for health maintenance and disease prevention, and to prove itself as well-recognized and respected supplier to consumers and the natural health products industry while providing a return on investment to shareholders.

Restatement of Previously Issued Financial Statements

The Company has restated its previously reported consolidated financial statements for the interim three month period ended December 31, 2006 and the year ended September 30, 2006. The restatement of the Company's consolidated financial statements followed an internal review of the Company's consolidated financial statements and accounting records that was undertaken as part of an analysis of the proper approach to account for anticipated product returns in the U.S. market. For additional information, see the accompanying restated unaudited interim consolidated financial statements for the three month period ended December 31, 2006 and the restated audited financial statements for the year ended September 30, 2006.

The descriptions of corrections are as follows:

Statement of net earnings

- Net product sales decreased by $2.5 million (10.1%) to $22.6 million: Product sales from U.S. operations were reversed as a result of appropriate application of the Company's revenue recognition policy to deal with risk of product returns when entering new markets. The product sales previously reported were to initially stock customers. U.S. shipments occurred late in the fiscal year 2006 and estimated product sales from sell-through to consumers were $424 thousand in the first quarter of fiscal 2007. Gross sales were reduced by significant non-refundable sales discounts and allowances.

	Previous	Restated	Change
Product sales	25,151,318	22,614,679	(2,536,639)

- Cost of goods sold decreased by $1.0 million (14.3%). As a percentage of net product sales, the cost of goods sold decreased from 27.4% to 26.1%. The Company values inventory at its direct costs. The residual internal freight, warehousing and manufacturing management costs increase cost of goods sold relative to sales.

	Previous	Restated	Change
Cost of goods sold	6,889,914	5,904,279	(985,635)

- Gross margin decreased by $1.6 million (8.5%). As a percentage of product sales, the gross margin percentage increased 1.3% from 72.6% to 73.9%. This reduction would be as anticipated with a reduction in recognized revenue.

	Previous	Restated	Change
Gross Profit	18,261,404	16,710,400	(1,551,004)

- Advertising and marketing expenses increased by $0.3 million (3.0%). This increase is the result of reclassifications of marketing displayers and packaging shipped with product but subject to a right of return. These materials are likely not recoverable in the event of return. This increase also includes non-refundable sales discounts and allowances to advertising and marketing in operating expenses when those discounts and allowances would have created negative sales revenue for certain customers.

	Previous	Restated	Change
Advertising and marketing	10,536,291	10,857,691	321,400

- A foreign currency translation adjustment was reclassified to the statement of earnings and increasing expenses by $658 thousand. With the parent company now funding the day to day operations of the foreign subsidiaries, those operations are considered integrated with the parent company. In the prior financial statements, these foreign subsidiaries were classified as self-sustaining. The change in foreign operations from self-sustaining to integrated status resulted in the foreign currency translation gains and losses being reclassified from equity to the statement of earnings. The translation of these subsidiaries, which operate in US dollars, has been updated from the current rate method to temporal method.

	Previous	Restated	Change
Foreign currency translation	0	(657,711)	(657,711)

- Earnings (loss) before income taxes decreased by $2.5 million (141%) because of the above corrections to revenue and expenses.

	Previous	Restated	Change
Net earnings before tax	1,789,132	(740,983)	(2,530,115)

- Income taxes decreased by $0.5 million (15.0%) because of a decrease in net earnings from the deferral in revenue recognition.

	Previous	Restated	Change
Current income taxes	4,752,187	4,831,683	79,496
Future income taxes	(1,406,550)	(1,988,529)	(581,979)
Income tax expense	3,345,637	2,843,154	(502,483)

- Earnings loss after income taxes decreased by $2.0 million (130%). This decrease was the result of the above corrections to revenue and expenses.

	Previous	Restated	Change
Loss	(1,556,505)	(3,584,137)	(2,027,632)

- Comprehensive loss decreased by $2.0 million (126%). This decrease was the result of the above corrections to revenue and expenses.

	Previous	Restated	Change
Loss	(1,587,002)	(3,584,137)	(1,997,135)

Balance sheet

- Accounts receivable decreased by $0.9 million (11.1%) with the reversal of U.S. product sales recognition until consumer sell-through takes place and the risk of returns is substantially eliminated.

	Previous	Restated	Change
Accounts receivable	7,678,618	6,828,377	(850,241)

- Inventories increased by $2.1 million (11.4%) with the reversal of revenue recognition on shipments. This inventory is described in the consolidated financial statements as "product shipped with right to return". Adjustments to the foreign exchange resulted in changes to inventory carrying amounts.

	Previous	Restated	Change
Inventory	18,554,734	20,669,854	2,115,120

- Prepaid expenses and deposits reduced by $17 thousand (2.4%) because of foreign currency translation rate change related to change to temporal method.

	Previous	Restated	Change
Prepaid expenses and deposits	703,037	686,229	(16,808)

- Current future income tax were increased by $1.5 million (120%) to reflect the correction to net earnings before tax as related to reversal of U.S. sales.

	Previous	Restated	Change
Current future income taxes asset	1,243,469	2,735,200	1,491,731

- Future income tax asset (long term) were adjusted to current future income tax assets related to reversal of U.S. sales.

	Previous	Restated	Change
Future income taxes asset	35,459	0	(35,459)

- Total assets increased by $2.7 million (4.7%) based on the above asset restatements.

	Previous	Restated	Change
Total assets	57,373,935	60,078,278	2,704,343

- Accounts payable and accruals decreased by $9.5 million (35.3%). This change reflects an estimate for returns in which payments had been received. This was offset by an increased liability related to higher levels of inventory from slower than anticipated sales

	Previous	Restated	Change
Accounts payables and accruals	27,037,313	17,493,654	(9,543,659)

- Customer deposits increased by $17.5 million. This liability represents payments received from customers for product shipped, but with an implicit or explicit right of return. This liability will result in a monetary refund if customers request to return product.

	Previous	Restated	Change
Customer deposits on products shipped with right of return	0	17,489,045	17,489,045

- Income taxes payable increased by $0.2 million (6.4%) with updated transfer pricing calculations.

	Previous	Restated	Change
Incomes taxes payable	3,356,189	3,571,374	215,185

- Total liabilities increased by $8.2 million (26.2%) based on the above restatements to liabilities.

	Previous	Restated	Change
Total liabilities	31,174,521	39,335,092	8,160,571

- The deficit increased by $5.5 million (160.8%) because of the decrease in net earnings resulting from a reversal of recognition of U.S. revenues.

	Previous	Restated	Change
Deficit	(3,436,590)	(8,962,516)	(5,525,926)

- The foreign currency translation adjustment increased by $70 thousand based on the above restatements to liabilities. With the parent company funding the day-to-day operations of the foreign subsidiaries, those operations are considered integrated with the parent. In the prior statements, these foreign subsidiaries were considered self-sustaining. The change in foreign operations from self-sustaining to integrated status resulted in the foreign currency translation being reclassified from equity to the income statement. The translation of these subsidiaries, which operate in US dollars, has been updated from the current rate method to temporal method.

	Previous	Restated	Change
Foreign currency translation adjustment	(69,698)	0	69,698

- Total shareholders equity decreased by $5.5 million (20.8%) based on the above restatements to the deficit and foreign currency translation adjustment.

	Prior	Restated	Change
Shareholders equity	26,199,414	20,743,186	(5,456,228)

The appropriate application of the revenue recognition policy did not have an effect on the operating, financing and investing categories within the consolidated statement of cash flow; therefore, the effect on the restated cash flow statement is not presented.

Internal Controls over Financial Reporting

The Enterprise Risk Management Committee (a subcommittee of the Audit Committee) oversees risk assessment and review processes of the Company's internal controls over financial reporting to meet the requirements under MI 52-109. The Committee provides regular updates to the Audit Committee and Board. At the end of fiscal year 2006, the design and documentation of internal controls over financial reporting were completed, with the exception of the design and documentation of entity level controls (control environment) which was completed in February 2007. Certain non-material control gaps and remediation of those deficiencies are expected to carry through the 2007 fiscal year. The Company is in a period of rapid growth and will continue, as required, to modify the design, and implement controls over financial reporting during 2007.

In March 2007, the Company initiated a review of its revenue recognition policy and practices following awareness of the potential for significant product returns from U.S. customers. The potential for U.S. returns was significantly greater than estimated that the Company had made for the initial shipments. In this evaluation, management concluded the following material weaknesses existed in its internal controls over financial reporting:

- Instances of non-compliance with policies and procedures related to reviewing and communicating material arrangements entered into on behalf of the Company in a timely manner, including the identification and analysis of sales arrangements containing a right of return, adequate records of customer and vendor files, and documentation of the application of GAAP to such transactions;

- Non-compliance with policies and procedures related to processing and shipping of sales orders to new customers, including shipments without internal release of the sales order, confirmation of customer sales arrangements, credit review, and sufficient customer documentation; and

- Failure to appropriately apply GAAP to the initial recording of product sales when entering into a new market where a reasonable estimate for product returns was not possible; and insufficient internal cross-functional and external communication and coordination, including compliance with internal control processes, management override, and insufficient segregation of duties and training in certain areas, all of which affected the appropriate application of the revenue recognition policy.

These control deficiencies resulted in the restatement of the Company's consolidated financial statements for the year ended September 30, 2006 and interim financial statements for the three month period ended December 31, 2006 and materially affected revenue, cost of goods sold, income taxes, accounts receivable, inventory, liabilities, net earnings and retained earnings.

As part of the measures to correct the above weaknesses in internal controls over financial reporting, the Company has improved its contract review process and communicated the revised process within the Company. The Company has created a team, comprised of representatives from operations, finance and, if required, external legal counsel to analyze, review and document customer and vendor arrangements for their effects on the business, financial reporting and disclosures.

Intensive efforts will be initiated to expedite employee training and to complete the implementation of designed controls and procedures, with priority in the sales and purchasing cycles.

These efforts include the restructuring of management, including the hiring of Ross Montagano as Chief Operating Officer, the splitting of the sales and marketing responsibilities between two executive roles, and improving the environment of accountability, workloads, training, communication, and information flow between functional areas. Management and the Audit Committee also review performance and variance reporting to improve risk management, monitoring and accountability.

In certifying the previous financial statements for fiscal year ended September 30, 2006 and the three month period ended December 31, 2006, the Chief Executive Officer (CEO) and Chief Financial Officer (CFO) acknowledged responsibility for establishing and maintaining the Company's disclosure controls and procedures, and had evaluated, tested, and certified their design and effectiveness, according to MI 52-109, based on the information available at the time.

In that evaluation of disclosure controls, the following deficiencies were identified:

- Education of employees, and
- Control of website updates were non-current and obsolete information was not removed and information was not reviewed for material content.

Although employees have read the Disclosure and Insider Trading Policies, Core Values and Code of Conduct, and Employee and Business Protection Guide, the Company believes that educational sessions for new employees will provide additional assurance that there will be compliance with these policies. This educational process has commenced. A committee was formed and is comprised of representatives of Investor Relations, Communications, Scientific and Regulatory Affairs, Human Resources and Financial departments with the purpose to review, on a regular basis, website updates to mitigate risks of errors or omissions.

Awareness of significant returns subsequent to the original certification of disclosure controls caused the CEO and CFO to reconsider their conclusions on the effectiveness of disclosure controls and procedures. The Chief Executive Officer and Chief Financial Officer proceeded to retest and re-evaluate the disclosure controls and procedures to determine if their conclusions were correct.

In re-evaluating disclosure controls, the following deficiency was identified:

- Non-compliance with policies and procedures in the sub-certification process of the filing of the Company's disclosures, in that material information on the conditions of business contracts and arrangements were not communicated in a timely manner

This deficiency contributed to a weakness in the Company's disclosure controls and procedures, which has now been corrected. Management believes a lack of understanding of the need to properly communicate material agreements appeared to have resulted in incomplete information being provided on the risk of product returns and consumer acceptance, and on sales and vendor agreements, which contributed to the accounting errors in revenue recognition. As discussed under Internal Controls over

Financial Reporting, a review process was established to evaluate business arrangements and it is believed that this issue is resolved.

Management is committed to implementing the improvements to the disclosure processes and controls. Management will foster a culture of open communication and accountability in compliance with policies and procedures on a proactive basis. The Disclosure Committee has emphasized to Executive Management the importance of the communication of material information and changes in control systems in a timely manner to the CEO and CFO.

The CEO and CFO have concluded that the Company's disclosure controls and procedures do provide management with a reasonable level of assurance that the information required to disclose continuously in its annual and interim filings and other reports, is recorded, processed, summarized and reported or disclosed on a timely basis. This process continues to be frequently reviewed and refined. The Board of Directors and management are concerned with the above control deficiencies, take these matters very seriously and are determined to ensure correction of these deficiencies that contributed to the need for restatement of the financial statements.

The Enterprise Risk Management Committee and Management continue to monitor the progress and improvements in the design, efficiency and implementation of controls over financial reporting and disclosures, with particular attention to the above internal control deficiencies and weakness. Notwithstanding the foregoing, no assurance can be made that the Company's disclosure controls and procedures will detect or prevent all failures of people within the Company to disclose material information otherwise required to be set forth in the Company's reports.

Risks and Uncertainties

The Company is in the growth stage with its lead natural health products, COLD-fX®, REMEMBER-fX® and CELL-fX®. In order to gain a successful market share, the Company will be required to incur expenditures for marketing, advertising and public awareness programs. Future success is dependent on these activities, together with the effectiveness and safety of the Company's products, regulatory review and approval for its products, the degree of patent protection afforded to particular products and seasonality of demand for its products. The Company has a Quality Control and Quality Assurance program to monitor product quality. The Company also maintains product liability insurance; however, it is possible that this coverage will not provide full protection against all risks.

The Company currently has operations in North America and Europe. The Company is economically dependent, to varying extents, on certain customers and vendors in each of these regions. Political and regulatory environments, economic conditions and other factors may affect revenues and operations. However, these risks may be mitigated by geographic diversification of sales and supply. Entry into new markets will subject the Company to additional risk as supply chains and customer relationships are developed, and consumer acceptance is sought. Risks include, but are not limited to, initial product sales to fill pipeline, replenishment rates, consumer purchases, product returns, inventory levels, and consumer preferences and adoption rates. In entering new markets, retailers may rebalance inventories and request to return stock depending on consumer demand and sell-through rates. There can be no assurance that the Company will be able to cost-effectively operate, generate revenues, generate adequate funds or maintain relationships with such customers, vendors, employees, collaborators and other third parties. The Company mitigates these risks with monitoring of activities, developing and implementing action plans and diversification of vendors and customers.

Expectations about the Company's financial and scientific results could have a significant effect on the trading price of the Company's shares. Certain risks exist in the timing of scientific and regulatory reviews, filings and approvals, and the Company's ability to commercialize products in its pipeline. In this three month period ended, four (2006 – four) major customers accounted for $12.8 million or 57.7% (2005 - $12.1 million or 64.1%) of net product sales.

Prospects for the Company's new technologies and products are uncertain and should be regarded as highly speculative. It is not possible to predict the results of studies or regulatory approvals. If products are approved for sale, there can be no assurance that they will result in significant sales.

Except for historical information, certain matters discussed in this report are by their nature forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made.

Financial risks and risk management

The risks and uncertainties described below are those that the Company currently believes may materially affect its operations. This is not an exhaustive list and can change as the Company develops. Additional risks and uncertainties that the Company is unaware of or currently deems immaterial may become important factors that may materially affect the business. A more comprehensive discussion is available in the Company's Annual Information Form available on SEDAR.

Liquidity risk

Liquidity risk is the risk arising from the inability to meet obligations when they come due in a timely manner. The Company' liquidity strategy is to maintain the capacity to fund assets and repay liabilities in a timely and cost-effective manner under adverse market conditions. This capacity primarily arises from the Company's earnings, issuance ability in the debt and equity markets as well as its ability to generate liquidity from its balance sheet.

The Company's strategy is to diversify its sources of funding, and may choose to allocate its funding activities depending upon market conditions, relative costs, and other factors. The Company believes that debt and securitization funding, combined with operating and investing activities, will provide sufficient liquidity to meet future funding requirements.

As the Company's operations are seasonal in nature, sales and incoming cash flows are lowest in the third quarter. The Company's short-term cash requirements may exceed cash balances for the last six months of the fiscal year ending September 30, 2007. The availability of cash is dependent upon the earnings, availability of existing or alternate financing facilities, and the timing and extent of product returns and repayment terms. The outcomes of these events are difficult to predict.

Inventory valuation, obsolescence and spoilage risk

The Company's inventories have a finite shelf life (up to five years). Raw materials, work in process and finished goods have expiry dates and are subject to competitive pricing, obsolescence and spoilage. All inventory items are reviewed with the sales and operations groups for obsolescence including products that are discontinued or may not be saleable, or materials that are no longer used in production. These revaluations and allowances are charged to the cost of goods sold as identified or required.

Foreign exchange risk

The Company is exposed to market risk related to operations in foreign countries, and transactions and changes in foreign currencies. These changes could adversely affect the value of the Company's current assets and liabilities, as well as impact revenues and earnings. In Canada, the Company's expenditures on goods and services and revenues are primarily in Canadian dollars. In the U.S., the Company's expenditures on goods and services and revenues are primarily in U.S. dollars. In Switzerland, the Company's expenditures on goods and services and revenues are primarily in U.S. dollars and to lesser degree Swiss francs. As of December 31, 2006, the Company has not entered into any forward currency contracts (forwards, futures or options) or other financial derivatives to hedge foreign exchange risk, and therefore is subject to foreign currency transaction and translation gains and losses.

Credit risk

Credit risk arises from the possibility that the entities to which the Company sells products may experience financial difficulty and be unable to fulfill contractual obligations. This risk is mitigated by credit management practices that include monitoring of the debtor's payment history and performance. The customer base is comprised of well established, reliable retailers and wholesalers.

Interest rate risk

The Company is exposed to interest rate fluctuations. The Company's investment strategy of cash surpluses is protection of principal as such investments are made on high quality short-term deposits at Schedule "A" banks in the form of term deposits and bankers acceptances. With respect to borrowings, the Company would be exposed to Canadian dollar prime rate fluctuations. The Company currently does not utilize hedging instruments to manage interest rate risk.

Regulatory environment

The Company is subject to extensive laws and regulations in respect of securities, commercial activities, taxation, product quality, processing, labeling, and testing of its products. Changes to these laws and regulations could have a significant impact and can vary by country. There can be no assurance that the Company will be able to comply cost-effectively with future laws and regulations. The Company complies with the guidelines set by regulatory agencies and "Good Manufacturing Practices". The Company also has established and reviews policies and procedures to mitigate risk of non-compliance.

Market risk

In order to gain successful market share, the Company may be required to increase investments in marketing, advertising and public awareness programs. Future success depends on these activities, together with the effectiveness and safety of the Company's products, regulatory review and approval of its products, the degree of patent protection afforded to particular products and seasonality of demand for its products.

Consumer acceptance of the Company's products will depend upon a number of factors, including demonstration of clinical efficacy and safety; scientific and marketing advantages of its products over competitors' offerings; availability of acceptable pricing and adequate third-party reimbursement; and effectiveness of marketing and distribution methods for the products.

The Company may not have all the required clinical data and results to market its product pipeline in any jurisdiction. Current and future clinical or preclinical results may be negative, inconclusive or insufficient to allow the Company to market any of its product candidates. Obtaining data and results may also take longer than planned, or may not be obtained at all.

Critical Accounting Policies and Estimates

Critical accounting policies and estimates are those policies, assumptions and estimates most important in the preparation of the Company's consolidated financial statements. Selection of policies requires Management's subjective and complex judgment from many alternatives and estimates involving matters that are inherently uncertain. Management believes that those policies, assumptions and estimates are reasonable, based on the information available. Those policies, assumptions and estimates affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the period represented.

The preparation of the Company's financial statements requires estimates and judgments that affect the reported amounts of assets, liabilities, equity, and revenues and expenses, and related disclosure of contingencies. Management evaluates the assumptions and estimates, including those related to product sales, bad debts, inventories, deferred costs, investments, intangible assets, accrued liabilities and legal issues. Management bases its estimates on historical experience and on various other assumptions believed to be reasonable under the circumstances. The results of those estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The actual results might differ materially from these estimates under different assumptions or conditions. The methodologies used and assumptions selected by management in making these estimates, as well as the related disclosures, have been reviewed by and discussed with the Audit Committee of the Board of Directors. Management believes the following critical accounting policies affect the more significant judgments and estimates used in the preparation of the consolidated financial statements.

Critical accounting policies and estimates relate to the following:

- Revenue recognition;
- Useful lives and impairment of intangible assets and deferred development costs;
- Contingencies;
- Income taxes;
- Inventory valuation;
- Stock-based compensation; and
- Capitalized interest.

Because of the identified correction in application of revenue recognition policy, the Company has updated its revenue recognition policy in conjunction with the restatements of the fiscal year ended September 30, 2006 and the three month period ended December 31, 2006.

Revenue recognition

The Company recognizes revenue in accordance with the CICA handbook Section 3400 Revenue and Emerging Issues Committee (EIC) Abstract 141 Revenue Recognition. EIC-141 states that revenue recognition should take place when realized or realizable and earned. Revenue recognition occurs upon meeting all of the following criteria:

- evidence of an arrangement exists;
- upon delivery of the product or rendering of services;
- the seller's price to the buyer is fixed and determinable; and

- collection is reasonably assured.

EIC-141 also states that revenue recognition occurs at the time of the sales transactions where the buyer has the right to return the product only if:

(1) the seller's price to the buyer is substantially fixed or determinable at the date of sale;
(2) the buyer has paid the seller, or the buyer is obligated to pay the seller and the obligation is not contingent on resale of the product;
(3) the buyer's obligation to the seller would not be changed in the event of physical destruction, loss or damage of the product;
(4) the buyer acquiring the product for resale has economic substance apart from that provided by the seller;
(5) the seller does not have significant obligations for future performance to directly bring about resale of the product by the buyer; and
(6) the amount of future returns can be reasonably estimated.

The Company recognizes revenues for product sales when the title and risk of ownership transfers to the customer, and the criteria of EIC-141 are satisfied, which is generally at the time of delivery of products to customers. Product sales represent total gross revenues less allowances for customer credits, including estimates of discounts and allowances, rebates, charge-backs, and product returns.

The Company establishes allowances for estimated rebates, charge-backs and product returns based on numerous qualitative and quantitative factors, which include:

- the number of and specific terms of arrangements with customers;
- estimated levels of inventory in the distribution channel;
- historical rebates, coupon redemption rates, charge-backs and returns of products;
- direct communication with customers;
- anticipated introduction of competitive products;
- anticipated pricing strategy changes by the Company and/or its competitors;
- analysis of sales data gathered by a third-party data provider;
- the effect of regulatory changes; and
- the estimated remaining shelf life of products.

The Company uses internal forecasts, historical sales data, information gathered from customers and external data providers and judgement, to determine the estimated amount of product sold to customers, product in the sales channel or customer inventories, and to assess risk of returns. This forecast is based on input from members of the sales, marketing and operations groups. The adjusted forecasts take into account numerous factors including, but not limited to, new product introductions, promotional programs, direct communication with customers and potential product expiry issues. Consistent with industry practice, we periodically offer promotional discounts or allowances to the existing customer base. Where product is sold into new markets, the Company recognizes revenue when the risk of return is substantially eliminated which is based on estimates of sell-through to the end consumer.

Customer discounts and allowances are typically a percentage of the current published list price or may be a fixed amount, and treated as off-invoice allowances. Accordingly, discounts reduce revenue in the period of offering the program. Shipments resulting from these programs generally are not in excess of ordinary levels, therefore, the Company recognizes the related revenue upon delivery and include the

shipments in estimating various product related allowances. In the event the Company determines these shipments represent purchases of inventory in excess of ordinary levels for a given wholesaler, an evaluation of the potential effect of exposure of product returns and a reduction in revenue (and increase to inventory) occurs. Discounts and allowances vary by customer, marketing program and time of the year. Discounts in excess of recognized revenue are charged to advertising and marketing expense following a customer specific analysis.

Recognition of licensing revenues, which are comprised of initial up-front fees and milestone payments from licensing arrangements, is in accordance with EIC-141, Revenue Recognition and EIC-142, Revenue Arrangements with Multiple Deliverables. Recognition of fees at the inception of the agreement for prior research and technology rights occur when the Company has no further involvement or obligation to perform under the arrangement. Initial up-front and milestone payments, that require the Company's continuing involvement, are deferred and amortized into income over the estimated period of the Company's participation. The Company's commitment varies by each arrangement based on the ratio of costs expended to total estimated costs required to complete the Company's obligations. Recognition of revenue from performance milestone payments occurs upon achievement of the milestones as specified in the arrangement, provided payment is proportionate to the effort expended as measured by the portion of costs expended to total estimated development costs. Review of the estimates of the period and development costs take place on a regular basis.

Intangible assets and deferred development costs

Intangible assets are presented at cost less accumulated amortization, generally computed using the straight-line method based on estimated useful lives ranging from five to twenty years. The Company amortizes intangible assets on a systematic basis to reflect the pattern in which the economic benefits of the asset are consumed, if that basis can be reliably determined. The expected useful life is the period over which the intangible asset contributes directly or indirectly to future cash flows. Management determines the useful lives of intangible assets based on a number of factors, which include legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the presence of competition. A significant change in these factors may require a revision of the expected remaining useful life of an intangible asset, which could have a material effect on results of operations.

Deferred research and development costs consist of direct and indirect expenditures related to the Company's research and development programs. Expensing of research and development costs takes place in the current period unless they meet generally accepted accounting criteria for deferral and amortization. The Company assesses whether these costs have met the relevant criteria for deferral and amortization at each reporting date. Development costs related to Parathyroid Hypertensive Factor have been deferred and are being amortized over a period of five years. Deferred development costs are subject to the same impairment testing as intangibles.

Typically, the original carrying value of intangible assets and deferred costs is cost less amortization. The recording of those intangible assets acquired through asset acquisitions or business combinations is at fair value based on an allocation of the purchase price.

The Company evaluates intangible assets annually for impairment, or more frequently if events or changes in circumstances indicate that the carrying amounts of these assets may not be recoverable.

Impairment testing is an assessment of fair value based on potential indicators of impairment, such as obsolescence, plans to discontinue use or restructure, and poor financial performance compared with original plans. Impairment exists when the carrying amount of an asset is not recoverable and its carrying amount exceeds its estimated fair value.

For intangible assets, impairment testing uses an income approach. This approach involves a forecast of the estimated future cash flows, adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams. Some of the more significant estimates and assumptions inherent in the income approach include the amount and timing of the future cash flows, and the discount rate used to reflect the risks inherent in the future cash flows. A change in any of these estimates and assumptions could produce a different fair value, which could have a material impact on results of operations. In cases of impairment, management will re-evaluate the remaining useful life of the intangible asset and modify it, as appropriate. This evaluation may include an immediate adjustment to the carrying value and materially effect the results of operations.

Accrued liabilities

The Company engages a significant number of third party service providers, contract manufacturing and logistic organizations. The basis of accruals is estimated expenses and/or inventory production. Where possible, detective controls, such as confirmations, are used to verify significant accruals. For example, the Company requests and verifies the accruals with statements from known, significant vendors and reconciles invoices received subsequent to the period end against those accruals. This accrual depends on the issuance and accuracy of estimates in purchase orders and contracts, and the accuracy of estimates on the percentage of completion and costs incurred to the end of the reporting period.

Contingencies

In the normal course of business, the Company may be subject to loss contingencies, such as claims and assessments arising from litigation and other legal proceedings, contractual commitments and indemnities, product liabilities, and tax matters. The Company is required to accrue for such loss contingencies or expense if it is probable that the outcome will be unfavourable or take place, and if there is a reasonable estimate of the amount of the loss or expense. Evaluation of the Company's exposure to a loss takes into consideration various factors, including the progress of each contingency, experience with similar contingencies, and consultation with specialists and external legal counsel. The Company re-evaluates contingencies as additional information becomes available. Given the uncertainties inherent in complex litigation, regulatory processes and other contingencies, these evaluations can involve significant judgment about future events. The ultimate outcome of any litigation or other contingency may be material to the results of operations, financial position and cash flows.

Income taxes

The Company has operations in various countries that have differing tax laws and rates. Income tax reporting is subject to audit by both domestic and foreign tax authorities.

The provision for income taxes involves a number of estimates and assumptions made by management. The amount of income earned in the various operating jurisdictions and the rate of taxes payable in

respect of that income has an effect on the Company's consolidated income tax rate. The Company also enters into many transactions and arrangements in the ordinary course of business in which the tax treatment is not entirely certain and involves many taxation jurisdictions. As a result, management must make estimates and judgments based on knowledge and understanding of domestic and international tax rules in determining the consolidated tax provision. For example, certain countries in which we operate could seek to tax a greater share of income than has been provided for by the Company. The outcome of any audits by taxation authorities may differ from the estimates and assumptions used in determining the consolidated income tax provisions and accruals. These assessments could have a material effect on the Company's consolidated income tax provision and results of operations, financial position and cash flows for the period in which the tax authorities make such a determination. The Company may make a valuation allowance on deferred tax assets primarily relating to operating losses, future tax depreciation and tax credit carry forwards. Management assumes that these deferred tax assets are more likely than not, to remain unrealized. Management must exercise significant judgment to determine the appropriate amount of valuation allowance to record. Changes in the valuation allowance required could materially increase or decrease the provision for income taxes in a period and affect the results of operations.

Inventory valuation

Inventories of finished goods and product shipped with right-of return are presented at the lower of cost or net realizable value. The cost of inventory includes direct materials and labour costs, on a weighted average basis for the production lot. The net realizable value of inventory is determined by the estimated selling price of the products in the normal course of business less the cost of the inventory and estimated costs necessary to complete a sale. Determination of net realizable value is also based on, but not limited to, internal forecasts, historical sales data, input from members of the sales, marketing and operations groups, expiry dates and planned promotional programs. If the costs exceeds estimated net realizable value, the Company records allowances and continues to assess these allowances on a quarterly basis. All inventory items are also reviewed with members of the operations group for obsolescence including products that are no longer sold or saleable, or materials that are no longer used in production. These products and materials are expensed as identified or required.

The Company utilizes information gathered from customers and external data providers, sales estimates and judgment to determine the volume of product shipped with right-of-return. This product is within the customer's possession but is included in the Company's inventory as the related revenue has not been recognized and the customer has the ability to return the product. Management estimates that display and packaging materials will not be recoverable in the event of a return and expenses these materials when the product is shipped.

Stock-based compensation

The Company has adopted the fair value-based method for recognizing stock-based compensation. The Company uses the Black-Scholes option-pricing model to calculate stock option values, which requires certain assumptions related to the expected life of the option, forfeiture rate, future stock-price volatility, risk-free interest rate, and dividend yield. The expected life of an option is based on the maximum 5 year vesting period of the stock option plan. The basis of future stock-price volatility is historical volatility of the Company's common shares over the expected life of the option. The basis of the risk-free interest rate is the zero-coupon Canadian government bonds rate with a term equal to the expected life of the

option. The basis of the dividend yield is on the option's exercise price and expected annual dividend rate at the time of grant. The Company has not paid dividends in the past three years, nor has any plans to pay dividends. Changes to any of these estimates or assumptions, or the use of a different option-pricing model could produce a different fair value for stock-based compensation expense, which could have a material effect on the results of operations.

Capitalized interest

The Company has modified its capitalization policy to include interest incurred on the construction of the related asset. Interest costs were capitalized on the land lease in fiscal year 2006.

Recent Accounting Pronouncements

Financial instruments

On October 1, 2006, the Company adopted the following Canadian Institute of Chartered Accountants (CICA) accounting recommendations for the recognition, presentation and disclosure of financial instruments:

- CICA Handbook Section 3855 "Financial Instruments – Recognition and Measurement"
- CICA Handbook Section 3862 "Financial Instruments – Disclosures"
- CICA Handbook Section 3863 "Financial Instruments – Presentation"
- CICA Handbook Section 1530 "Comprehensive Income"
- CICA Handbook Section 3251 "Equity"

Under the new standards, all financial assets on acquisition must be classified as held-to-maturity, loans and receivables, held-for-trading or available-for-sale, and all financial liabilities at inception, must be classified as held-for-trading or other. All financial instruments are initially recorded on the balance sheet at fair value and if classified as loans and receivables, or held for trading, changes in fair value are included in earnings. For those instruments classified as available-for-sale and for derivative financial instruments designated as hedges, changes in fair value are included in other comprehensive income. Other comprehensive income and its components are presented in a separate financial statement that is displayed with the same prominence as other financial statements. The adoption of these standards have not affected the current or prior period balances as all financial instruments identified have been fair valued.

Non-GAAP Financial Measures and Reconciliations

Generally, a non-generally accepted accounting principles (non-GAAP) financial measure is a numerical measure of a company's performance, financial position or cash flows that either excludes or includes amounts, not normally excluded or included in the most directly comparable measure calculated and presented in accordance with GAAP. EBITDA and cash flow prior to working capital changes are not measures of financial performance (nor do they have standardized meanings) under Canadian GAAP. In evaluating these measures, investors should consider that the methodology applied in calculating such measures may differ among companies and analysts.

The Company uses both GAAP and certain non-GAAP measures to assess performance. Management believes these non-GAAP measures provide useful supplemental information to investors in order that they may evaluate CV Technologies Inc.'s financial performance using the same measures as management. The Company's management believes that, as a result, information provided to the investor is more transparent in assessing the financial performance of the Company. Investors should not consider these non-GAAP financial measures as a substitute or superior to the measures of financial performance prepared in accordance with GAAP.

EBITDA

The definition of EBITDA is earnings before interest, income taxes, depreciation and amortization. The Company uses EBITDA as a supplemental financial measure of its operational performance. Management believes EBITDA to be an important measure as it excludes the effects of items, which primarily reflect the impact of long-term investment decisions, rather than the performance of the Company's day-to-day operations. As compared to net earnings according to GAAP, this measure is limited in that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the Company's business. Management evaluates such items through other financial measures such as capital expenditures and cash flow provided by operating activities. The Company believes that this measurement is useful to assess a company's ability to service debt and to meet other payment obligations or as a valuation measurement.

The following is a reconciliation of EBITDA to net earnings, the most directly comparable financial measure calculated and presented in accordance with Canadian GAAP.

EBITDA (In thousands)	Quarter 1 Dec 31, 2006 Restated	Quarter 1 Dec 31, 2005	Fiscal Year to Date Dec 31, 2006 Restated	Fiscal Year Sep 30, 2006 Restated
Net earnings (loss)	(3,584)	4,416	(3,584)	639
Current income taxes	4,832	1,908	4,832	3,301
Future income taxes	(1,989)	1,139	(1,989)	200
Amortization of deferred costs	90	90	90	362
Amortization of patents, registered trademarks, property, plant and equipment	109	64	109	312
Interest expense	18	7	18	61
Interest revenue	(84)	(47)	(84)	(411)
EBITDA	(608)	7,577	(608)	4,464

Working capital

The definition of Working Capital is current assets less current liabilities. The Company uses working capital as a supplemental financial measure of its liquidity and operational performance.

Working Capital (In thousands)	Quarter 1 Dec 31, 2006 Restated	Quarter 1 Dec 31, 2005	Fiscal Year Sep 30, 2006 Restated	Fiscal Year Sep 30, 2005
Current assets	50,804	29,372	35,247	20,734
Current liabilities	38,570	6,974	18,862	3,806
Working capital	12,234	22,398	16,385	16,928

Cash flow

Below is a reconciliation of "cash flow prior to working capital changes" to cash provided by operating activities, the most directly comparable financial measure calculated and presented in accordance with Canadian GAAP.

The Company uses cash flow prior to working capital changes as a supplemental financial measure in its evaluation of liquidity. Management believes that adjusting principally for the swings in non-cash working capital items due to seasonality assists management in making long-term liquidity assessments. The Company also believes that this measurement is useful as a liquidity or valuation measurement.

Cash Flow Prior Working Capital Changes (in thousands)	Quarter 1 Dec 31, 2006 Restated	Quarter 1 Dec 31, 2005	Fiscal Year to Date Dec 31, 2006 Restated	Fiscal Year Sep 30, 2006
Cash flow prior to working capital changes	**(4,756)**	**6,289**	**(4,756)**	**4,226**
Accounts receivable	(121)	2,051	(121)	(414)
Inventory	(2,244)	940	(2,244)	(10,789)
Prepaid expenses	513	(992)	513	(1,149)
Prepaid intra-group tax asset	52	0	52	(2,644)
Accounts payable and accruals	5,893	1,963	5,893	7,822
Income taxes payable	(1,662)	1,202	(1,662)	5,234
Customer deposits	15,715	0	15,715	1,774
Deferred revenue	30	120	30	120
Changes in non-cash working capital	**18,176**	**5,284**	**18,176**	**(46)**
Cash provided by operating activities	**13,420**	**11,573**	**13,420**	**4,180**

Glossary

Term	Definition
ASC	Alberta Securities Commission
BCSC	British Columbia Securities Commission
CBP	See ChemBioPrint
ChemBioPrint	A discovery and standardization platform used by the Company's scientists to identify the chemical profile and biological activity of natural products
CICA	Canadian Institute of Chartered Accountants
Company	CV Technologies Inc. which is the reporting issuer
CTO	Cease Trade Order
CVT-E002	Active ingredient in COLD-fX®
CVQ	Trading symbol for CV Technologies Inc. which is the reporting issuer
DIN	Drug Identification Number
FDA	U.S. Food and Drug Administration; the U.S. government body responsible for food (Dietary Supplements) drugs, medical devices, biologics, animal feed and drugs, cosmetics, radiation-emitting products, and combination products. CDER, the Center for Drug Evaluation and Research, is the division of the FDA responsible for drug approvals and the clinical trials on drugs. CFSAN, Center for Food Safety and Applied Nutrition, is the division of the FDA responsible for dietary supplements.
HT1001	Active ingredient in REMEMBER-fX®
HUMC	Hackensack University Medical Centre, New Jersey
ICTO	Interim Cease Trade Order
MD&A	Management's Discussion and Analysis
NHPD	Natural Health Products Directorate

NIH	National Institutes of Health: The National Institutes of Health (NIH), a part of the U.S. Department of Health and Human Services, is the primary Federal agency for conducting and supporting medical research.
NK	Natural Killer (cells)
NPN	Natural Product Number
OSC	Ontario Securities Commission
OTC	OTC drug/product: Over-The-Counter drug; a drug approved for sale by the FDA or Health Canada that does not require a Doctor's prescription to be purchased. It is available for self-care.
Phase I	Phase I of Clinical Development (as defined by the U.S. FDA for use in drug development): Phase I starts with the initial administration of an investigational new drug into humans. Studies in this phase of development usually have nontherapeutic objectives (no efficacy endpoints for the trial) and may be conducted in healthy volunteer subjects. Studies conducted in Phase I typically involve one or a combination of the following aspects: (a) safety and tolerability (b) pharmacokinetics including absorption, distribution, metabolism and excretion (c) early measurement of efficacy if performed in patients.
Phase II	Phase II of Clinical Development (as defined by the U.S. FDA for use in drug development): A therapeutic exploratory phase where efficacy in disease populations is determined. Phase II is usually considered to start with the initiation of studies in which the primary objective is to explore therapeutic efficacy in patients. An important goal for this phase is to determine the dose and regimen for Phase III trials. Additional objectives of clinical trials conducted in Phase II may include evaluation of potential study endpoints, therapeutic regimens (including concomitant medications), and target populations for further study in Phase II or III.
Phase III	Phase III of Clinical Development (as defined by the U.S. FDA for use in drug development): Studies in Phase III are designed to confirm the preliminary evidence accumulated in Phase II that a drug is safe and effective for use in the intended indication and recipient population. These studies are intended to provide an adequate basis for marketing approval in the U.S. for a drug. Studies in Phase III may also further explore the dose-response relationship, or explore the drug's use in wider populations, in different stages of disease, or in combination with another drug.
QA	Quality assurance: All the planned and systematic activities applied within the quality system to provide adequate confidence that the predetermined standards for quality and safety will be met.

QC	Quality control: The testing of the product to ensure it meets the standards established by quality assurance.
Sales	Product sales and revenues include reductions for sales discounts and allowances
SEDAR	System for Electronic Data Access and Retrieval (www.sedar.com)
PHF	Parathyroid Hypertensive Factor
POS	Point of Sale refers to the retail sale of product to consumers or end user.
RSV	Respiratory Syncytial Virus

System for Electronic Document Analysis and Retrieval

Project Detail for Project #: (010[illegible])

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

Other Issuer Cover Page

Project #: 01049179

Filing Type: Interim MD&A

Issuer Name: 00010701 CV Technologies Inc.

Filing Subscriber Name: Global Corporate Compliance Inc

Financial Period Ended: 12/31/2006

Financial Period Date Relates to: 1st quarter (3 mos.) ended

Subscriber Information

Contact

Contact: Jane Tulloch

Tel: (780)577-3724 **Ext:**

Subscriber

Company Name: Global Corporate Compliance Inc

Street: 441 - 5 Ave SW

Suite 310

City: Calgary

Province: Alberta

Country: Canada

Postal Code: T2P 2V1

System for Electronic Document Analysis and Retrieval

Project Detail for Project #: (01049179)

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

Subscriber Information (continued)

User Name: Moody, Joan

Tel: (403)216-8450 Ext:
Fax: (403)216-8459

Userid: acsf0310

Recipient Agencies List

Recipient Agencies	Principal
British Columbia	
Alberta (ASC)	
Ontario	

Status List

Recipient Agencies	Status	Date / Time
British Columbia	Filed with SEDAR	02/08/2007 15:00:56
Alberta (ASC)	Filed with SEDAR	02/08/2007 15:00:56
Ontario	Filed with SEDAR	02/08/2007 15:00:56
British Columbia	Received by Agency	02/08/2007 15:25:44
Alberta (ASC)	Received by Agency	02/08/2007 15:03:18
Ontario	Received by Agency	02/08/2007 15:20:05

Submission List

Submission #	Submission Type	Date / Time
00000001	Interim MD & A	02/08/2007 15:00:56
00000002	Amended Interim MD&A	06/14/2007 18:13:28

Document List

System for Electronic Document Analysis and Retrieval

Project Detail for Project #: (01049179)

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

Document List (continued)

MD&A (amended) - English
Access Public
Submission # 00000002
Client File Name C:\A-SEDAR\CVT\MDA-Q1.pdf

CFO Certification
Form 52-109F2 *Certification of Interim Filings*

I, **Gordon A. Brown, Chief Financial Officer, CV Technologies Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of CV Technologies Inc., (the issuer) for the interim period ending December 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

June 14, 2007

(signed) Gordon A. Brown

Gordon A. Brown, CGA
Chief Financial Officer

CEO Certification
Form 52-109F2 *Certification of Interim Filings*

I **Dr. Jacqueline J. Shan, Chief Executive Officer, CV Technologies Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of CV Technologies Inc., (the issuer) for the interim period ending December 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: June 14, 2007

(signed) Jacqueline J. Shan

Jacqueline J. Shan, PhD., DSc.
Chief Executive Officer

System for Electronic Document Analysis and Retrieval

Project Detail for Project #: (01049170)

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

Other Issuer Cover Page

Project #: 01049170

Filing Type: Interim Certificates

Issuer Name: 00010701 CV Technologies Inc.

Filing Subscriber Name: Global Corporate Compliance Inc

Financial Period Ended: 12/31/2006

Financial Period Date Relates to: 1st quarter (3 mos.) ended

Subscriber Information

Contact

Contact: Jane Tulloch

Tel: (780)577-3724 **Ext:**

Subscriber

Company Name: Global Corporate Compliance Inc

Street: 441 - 5 Ave SW

Suite 310

City: Calgary

Province: Alberta

Country: Canada

Postal Code: T2P 2V1

System for Electronic Document Analysis and Retrieval

Project Detail for Project #: (01049170)

Subscriber Information (continued)

User Name: Moody, Joan

Tel: (403)216-8450 **Ext:**
Fax: (403)216-8459

Userid: acsf0310

Recipient Agencies List

Recipient Agencies	Principal
British Columbia	
Alberta (ASC)	
Ontario	

Status List

Recipient Agencies	Status	Date / Time
British Columbia	Filed with SEDAR	02/08/2007 14:51:08
Alberta (ASC)	Filed with SEDAR	02/08/2007 14:51:08
Ontario	Filed with SEDAR	02/08/2007 14:51:08
British Columbia	Received by Agency	02/08/2007 15:04:31
Alberta (ASC)	Received by Agency	02/08/2007 14:54:41
Ontario	Received by Agency	02/08/2007 15:20:03
Ontario	Received by Agency	02/08/2007 15:20:04

Submission List

Submission #	Submission Type	Date / Time
00000001	Interim Certificates	02/08/2007 14:51:08
00000002	Interim Certificates	06/14/2007 18:16:35

System for Electronic Document Analysis and Retrieval

Project Detail for Project #: (01049170)

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

Document List

Form 52-109F2 - Certification of Interim Filings - CEO
Access Public
Submission # 00000002
Client File Name C:\A-SEDAR\CVT\CEO-Cert-Q1Fin.pdf

Form 52-109F2 - Certification of Interim Filings - CFO
Access Public
Submission # 00000002
Client File Name C:\A-SEDAR\CVT\CFO-Cert-Q1Fin.pdf

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

CV Technologies Inc.
Interim Consolidated Financial Statements

Six month period ended March 31, 2007

CV Technologies Inc.
Consolidated Statements of Loss

(Unaudited)

	Three month period ended March 31		Six month period ended March 31	
	2007	2006	2007	2006
Product sales	$ 7,849,681	$ 10,914,966	$ 30,464,361	$ 29,855,240
Cost of goods sold	2,281,002	2,661,575	8,185,281	8,187,436
Gross margin	5,568,679	8,253,391	22,279,080	21,667,804
Operating expenses				
Advertising and marketing	3,821,746	2,067,162	14,679,437	4,659,408
Salaries and employee benefits	1,270,287	828,906	2,696,786	1,443,184
Contracting, consulting and professional fees	812,052	943,038	3,081,540	1,505,755
Research and development	716,225	542,961	1,451,429	1,646,939
Administration, occupancy and insurance	697,748	752,553	1,308,282	1,157,389
Stock-based compensation	627,166	939,302	1,244,912	1,516,923
Amortization of patents, registered trademarks and property and equipment	97,161	65,010	206,447	129,150
Amortization of deferred development costs	90,400	90,400	180,800	180,800
Interest and bank charges	36,737	8,003	54,720	14,999
Loss on foreign exchange	14,400	6,975	73,663	30,289
Bad debts (recovery)	(16,906)	28,566	53,128	12,273
	8,167,016	6,272,876	25,031,144	12,297,109
(Loss) earnings before other revenue, other expense and income taxes	(2,598,337)	1,980,515	(2,752,064)	9,370,695
Other revenue and expense				
Interest revenue	130,585	132,580	214,329	179,965
Foreign currency translation adjustment (Note 17)	340,476	-	(317,235)	-
Other items	4,577	(25,792)	(8,711)	(597)
	475,638	106,788	(111,617)	179,368
(Loss) earnings before income taxes	(2,122,699)	2,087,303	(2,863,681)	9,550,063
Income taxes				
Current (recovery) (Note 16)	(56,387)	1,089,734	4,775,295	2,998,034
Future (recovery) (Note 16)	1,229,424	10,129	(759,103)	1,148,853
	1,173,037	1,099,863	4,016,192	4,146,887
Net (loss) earnings	$ (3,295,736)	$ 987,440	$ (6,879,873)	$ 5,403,176
(Loss) earnings per share (Note 13)				
Basic (loss) earnings per share	$ (0.03)	$ 0.01	$ (0.07)	$ 0.05
Diluted (loss) earnings per share	$ (0.03)	$ 0.01	$ (0.07)	$ 0.05

See accompanying notes to the consolidated financial statements

CV Technologies Inc.
Consolidated Statements of Deficit

(Unaudited)

	Three month period ended March 31		Six month period ended March 31	
	2007	2006	2007	2006
Deficit, beginning of period	$ (8,962,516)	$ (1,601,659)	$ (5,378,379)	$ (6,017,395)
Net (loss) earnings	(3,295,736)	987,440	(6,879,873)	5,403,176
Deficit, end of period	$ (12,258,252)	$ (614,219)	$ (12,258,252)	$ (614,219)

See accompanying notes to the consolidated financial statements

CV Technologies Inc.
Consolidated Balance Sheets

	March 31, 2007 (Unaudited)	September 30, 2006 (Audited) Restated
Assets		
Current		
Cash and cash equivalents	$ 11,430,950	$ 7,913,281
Accounts receivable	4,114,678	6,707,356
Inventory (Note 3)	20,219,321	18,425,505
Prepaid expenses and deposits	795,151	1,199,524
Future income taxes (Note 16)	1,492,030	1,001,590
	38,052,130	35,247,256
Patents and registered trademarks (Note 4)	831,492	873,730
Property, plant and equipment (Note 5)	6,836,598	3,192,172
Deferred development costs (Note 2)	994,403	1,175,204
Prepaid intra-group tax asset (Note 6)	2,539,840	2,643,506
	$ 49,254,463	$ 43,131,868
Liabilities		
Current		
Accounts payable and accruals	$ 10,901,950	$ 11,600,073
Customer deposits on product shipped with right-of-return (Note 8)	17,416,142	1,773,559
Current income taxes payable	2,069,712	5,233,698
Current portion of obligations under capital leases (Note 9)	6,468	14,114
Current portion of lease inducements	3,923	3,923
Future income taxes (Note 16)	-	237,347
	30,398,195	18,862,714
Future income taxes (Note 16)	81,482	112,800
Deferred revenue (Note 10)	180,000	150,000
Obligations under capital leases (Note 9)	493,583	471,298
Lease inducements	8,482	10,444
	31,161,742	19,607,256
Shareholders' Equity		
Share capital (Note 11)	22,764,098	22,433,106
Contributed surplus (Note 12)	7,586,875	6,469,885
Deficit	(12,258,252)	(5,378,379)
	18,092,721	23,524,612
	$ 49,254,463	$ 43,131,868

Commitments (Note 20)

See accompanying notes to the consolidated financial statements

CV Technologies Inc.
Consolidated Statements of Cash Flows

	Three months ended March 31		Six months ended March 31	
	2007	2006	2007	2006
Operating				
Net (loss) earnings	$ (3,295,736)	$ 987,440	$(6,879,873)	$ 5,403,176
Items not affecting cash				
Stock-based compensation	627,166	939,302	1,244,912	1,516,923
Future income taxes	1,229,424	10,129	(759,103)	1,148,853
Amortization of deferred development costs	90,400	90,400	180,800	180,800
Amortization of patents, registered trademarks and property and equipment	97,161	65,010	206,447	129,150
Lease inducement	(981)	(980)	(1,962)	1,566
	(1,252,566)	2,091,301	(6,008,779)	8,380,468
Change in non-cash operating working capital				
Accounts receivable	2,713,699	2,613,165	2,592,678	4,664,051
Inventory	450,533	(1,081,504)	(1,793,816)	(141,389)
Prepaid expenses and deposits	(108,922)	504,106	404,373	(487,985)
Prepaid intra-group tax asset	51,833	-	103,666	-
Accounts payable and accruals	(6,591,706)	(1,234,570)	(698,129)	728,230
Customer deposits on product shipped with right-of-return	(72,903)	-	15,642,583	
Current income taxes payable	(1,501,662)	1,085,919	(3,163,986)	2,287,942
Deferred revenue	-	20,000	30,000	140,000
	(6,311,694)	3,998,417	7,108,590	15,571,317
Financing				
Repayment of obligations under capital leases	(4,327)	(6,161)	(9,011)	(12,107)
Issuance of share capital	18,105	158,650	203,070	185,490
	13,778	152,489	194,059	173,383
Investing				
Purchase of property and equipment	(2,166,903)	(247,491)	(3,787,519)	(388,878)
Disposal (purchase) of patents and registered trademarks	10,945	(7,580)	2,539	(33,944)
	(2,155,958)	(255,071)	(3,784,980)	(422,822)
(Decrease) increase in cash and cash equivalents	(8,453,874)	3,895,835	3,517,669	15,321,878
Cash and cash equivalents:				
Beginning of period	19,884,824	17,378,024	7,913,281	5,951,981
End of period	$ 11,430,950	$ 21,273,859	$11,430,950	$ 21,273,859

Supplemental cash flow information (Note 14)

See accompanying notes to the consolidated financial statements

CV Technologies Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)

1. Nature of operations

CV Technologies Inc. is a publicly owned company that develops and sells biopharmaceutical and health supplement products. It is incorporated under the Business Corporations Act (Alberta), and trades on the Toronto Stock Exchange under the symbol "CVQ". The head office and research centre is located in Edmonton, Alberta, Canada.

The Company has subsidiary companies incorporated and operating in the United States, Switzerland and Canada. COLD-fX Pharmaceuticals (USA) Inc. is incorporated in Delaware, United States with an office in Chicago, Illinois. fX Life Sciences International GmbH is incorporated under the Swiss Code of Obligations with an office in Zug, Switzerland. CVT Capital Inc. is incorporated under the Business Corporations Act (Alberta) with operations in Edmonton, Alberta, Canada.

2. Summary of significant accounting policies

The unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP). The unaudited interim consolidated financial statement use the same accounting policies and methods of application as the audited consolidated financial statements for the year ended September 30, 2006 with exception for adoption of new CICA standards as noted in the Financial Instruments section below. These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended September 30, 2006.

Principles of consolidation

The consolidated financial statements include the assets, liabilities, and result of operations, after the elimination of intercompany transactions and balances of the Company, its wholly owned subsidiaries; COLD-fX Pharmaceuticals (USA) Inc., fX Life Sciences International GmbH, CVT Capital Inc. and ChemBioPrint Asia Limited and its 60% joint venture interest in Vet Ex Inc.

Use of estimates

In preparing financial statements in conformity with Canadian generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Significant estimates made by management include provisions for customer discounts, allowances and returns, the realizability of future income taxes, useful lives of long-lived assets, the expected future cash flows used in evaluating long-lived assets for impairment, percentage completion of contracted service expenditures and stock based compensation fair values. On an ongoing basis, management reviews its estimates to ensure that these estimates appropriately reflect changes in the Company's business and new information as it becomes available. Actual results could differ from the estimates and assumptions used.

2. Summary of significant accounting policies (cont'd)

Translation of foreign currencies

The financial statements of the Company's operations are reported in Canadian dollars. The US dollar is the currency of measurement for the Company's investment in fX Life Sciences International GmbH and COLD-fX Pharmaceuticals (USA) Inc. These subsidiaries are integrated foreign operations which are translated using the temporal method, whereby monetary assets and liabilities are translated at the exchange rate prevailing at the balance sheet date, non-monetary assets and liabilities are translated at the rate in effect when the assets were acquired or liabilities were assumed. Under the temporal method, revenue and expenses are translated at the average exchange rates in effect on the transaction date with exception of amortizing and expensing non-monetary items such as inventory, prepaid expenses and deposits, property and equipment and patents and trademarks. These items are translated at the exchange rate in effect when the assets were acquired. The resulting exchange gains or losses are included in the determination of earnings.

Revenue recognition

Revenue from the sale of goods is recognized when all of the following criteria have been met: 1) evidence of a sales arrangement exists; 2) title of goods has passed to the customer, which is generally at the time the goods are delivered; 3) the sales price is fixed and determinable; and 4) returns can be reasonably estimated or the right of return has expired.

Provisions for estimated returns are made when revenue is recognized. When future returns cannot be reasonably estimated, revenue is not recognized until the risk of return has been substantially eliminated. Product shipped where the risk of return cannot be estimated is included in inventory as "product shipped with right-of-return" (see Note 3). If customer payment has been received for product shipped with right-of-return, the Company records the payment as a customer deposit (see Note 8).

Customer discounts, rebates and incentive allowances which do not result in a sufficiently separable benefit from the sale are recorded as a reduction in revenue. For discounts, rebates and incentive allowances to be sufficiently separable from the sale of the goods, the benefit must be identifiable, available from a party other than a purchaser of the Company's products and the fair value must be reasonably estimated. If discounts, rebates and/or incentive allowances result in negative revenue for a specific customer since inception of the overall consolidated relationship, the amount of the cumulative shortfall is classified as an advertising and marketing expense.

Customer discounts, rebates and incentive allowances are recognized at the later of the date on which the Company recognizes the related revenue or the date the Company offers the discount, rebate or incentive. If the related revenue is not recognized and the discount is not recoverable in the event of return, the discount is recognized at the later of the date on which the specific activity occurs or the customer recognizes the discount, rebate or incentive allowance.

2. Summary of significant accounting policies (cont'd)

Cash and cash equivalents

Cash includes balances with banks, net of outstanding cheques and short term liquid investments with maturities of less than 90 days.

Inventory

Inventories of finished goods and product shipped with right-of-return are valued at the lower of cost or net realizable value. For product shipped with right-of-return, displays and packaging materials normally included in the value of the inventory, which the Company does not expect to recover in the event of return, are expensed when the product is initially shipped to the customer. Inventories of work in progress, raw materials and supplies are valued at the lower of cost or replacement value. Costs include direct materials and labor and are determined on a weighted average basis. Inventory is reviewed for obsolescence on an item-by-item basis, obsolete inventory is written off to cost of goods sold.

Patents and registered trademarks

Patents and registered trademarks are recorded at cost and are amortized on a straight-line basis over the estimated useful life of 20 and 10 years respectively.

Property, plant and equipment

Property, plant and equipment are recorded at cost and amortization is provided for using the following methods and rates:

Lab equipment	20%, declining balance
Computer hardware	20%, declining balance
Furniture and equipment	20 - 30%, declining balance
Computer software	50%, declining balance
Leasehold improvements	Straight-line over term of lease
Automobiles	30%, declining balance
Equipment under capital leases	20%, declining balance

Additions and improvements are capitalized while repairs and maintenance are charged to expense as incurred. Costs are capitalized on properties which are under development, including all expenditures incurred in connection with the acquisition, development and construction. These expenditures consist of all direct costs, interest on debt that is related to these assets and certain administrative expenses. Amortization of this asset commences when the property is complete and available for use.

2. Summary of significant accounting policies (cont'd)

Deferred development costs

Development costs are capitalized for clearly defined, technically feasible technologies which management intends on producing and promoting to an identified future market. Resources exist or are expected to be available to complete the project. The costs deferred are for clinical studies related to the development of Parathyroid Hypertensive Factor technology related to cardiovascular therapies. Amortization of development costs commenced at the start of commercial production of the product during the fiscal year ended September 30, 2005. The costs are amortized on a straight-line basis over a 5 year period based on recoverability of unamortized deferred development costs. During the three and six month periods ended March 31, 2007, $90,400 and $180,800, respectively (2006 - $90,400 and $180,800) was expensed as amortization on deferred development costs.

The recoverability of unamortized deferred development costs are evaluated, at least on an annual basis based on projected future revenues net of associated costs, on a product-by-product basis. When such review indicates that estimated future cash flows associated with these deferred costs would not be sufficient to recover their carrying value, the excess of the carrying value over estimated recoverable amount will be recognized as an impairment loss and charged to expense in the period that impairment has been determined.

Prepaid intra-group tax assets

When an asset is transferred between enterprises within the consolidated group of companies resulting in prepayment of taxes by the transferor, the resulting expenses are recorded as a prepaid intra-group tax asset and amortized over the useful life of the transferred asset.

Research and development

Research and development expenditures (except for property, plant and equipment) are charged to expenses as incurred unless a development project meets the Canadian generally accepted accounting criteria for deferral and amortization. Research and development costs include the following direct operating expenses: salaries and benefits, administration, occupancy and insurance, and contracting, consulting and professional fees.

Investment tax credits

Investment tax credits relating to qualifying scientific research and experimental development expenditures that are recoverable in the current year are accounted for as a reduction in the related expenditures. Investment tax credits not recoverable in the current period are accrued provided there is reasonable assurance that the credits will be realized.

Lease inducement

The Company recognizes rental expense on premises on a straight line basis over the initial term of the lease. Lease inducements received by the Company as free rent periods are deferred and amortized on a straight-line basis over the term of the lease as a reduction in rental expense.

2. Summary of significant accounting policies (cont'd)

Financial instruments

On October 1, 2006, the Company adopted the following Canadian Institute of Chartered Accountants (CICA) accounting recommendations for the recognition, presentation and disclosure of financial instruments:

- CICA Handbook Section 3855 "*Financial Instruments – Recognition and Measurement*"
- CICA Handbook Section 3862 "*Financial Instruments – Disclosures*"
- CICA Handbook Section 3863 "*Financial Instruments – Presentation*"
- CICA Handbook Section 1530 "*Comprehensive Income*"
- CICA Handbook Section 3251 "*Equity*"

Under the new standards, on acquisition, all financial assets must be classified as held-to-maturity, loans and receivables, held-for-trading or available-for-sale and at inception, all financial liabilities must be classified as held-for-trading or other. The Company has classified cash and cash equivalents as held for trading; accounts receivable is classified as loans and receivables; accounts payable and obligations under capital leases have been classified as other liabilities.

All financial instruments are initially recorded on the balance sheet at fair value and if classified as loans and receivables or held for trading, changes in fair value are included in earnings. For those instruments classified as available-for-sale and for derivative financial instruments designated as hedges, changes in fair value will be included in other comprehensive income. Other comprehensive income and its components are presented in a separate financial statement and included directly in equity as accumulated other comprehensive income. A statement of comprehensive income has not been presented as no components of comprehensive income have been identified and therefore have not affected the current or comparative period balances on the consolidated financial statements.

Under section 3855, transaction costs incurred upon the issuance of debt instruments or modification of financial liabilities are now deducted from the related liability and are amortized using the effective interest method over the expected life of the liability. The adoption of this standard did not have an impact on the consolidated financial statements.

a) Fair value

The Company's financial instruments include cash, accounts receivable, accounts payable, customer deposits on products shipped with right-of-return and obligations under capital leases. The fair value of financial instruments represents the amounts that would have been received from or paid to counterparties, calculated at the reporting date, to settle these instruments. The fair values of all financial instruments approximate their carrying values because of the short maturities of these instruments. The fair values of other financial instruments reflect the Company's best estimate and are based on the Company's valuation techniques or models to estimate fair values.

b) Interest rate risk

Finance facilities and bank indebtedness are subject to interest rate cash flow risk as the required cash flow to service the debt will fluctuate as a result of the changing prime interest rate.

2. Summary of significant accounting policies (cont'd)

Financial instruments (cont'd)

c) Foreign currency risk

The Company has assets and liabilities that are denominated in foreign currencies and thus is exposed to the financial risk of earnings fluctuations arising from changes in foreign exchange rates and the degree of volatility of these rates. The Company does not currently use derivative instruments to reduce its exposure to foreign currency risk.

d) Credit risk

The Company's exposure to credit risk relates to accounts receivable and arises from the possibility that a counterparty does not fulfil its obligations. This is minimized through a customer base predominantly comprised of well established, reliable retailers and wholesalers, a program of credit evaluation of new customers, and limits on the amount of credit extended as deemed necessary. The Company performs continuous evaluation of its accounts receivable and records an allowance for doubtful accounts as required. Included in accounts receivable is an allowance for doubtful accounts of $110,839 at March 31, 2007 (September 30, 2006 - $59,232).

e) Liquidity risk

The Company's exposure to liquidity risk is dependent on sale of inventory, collection of accounts receivable or raising of funds to meet commitments and sustain operations. The Company manages liquidity risk by management of working capital, cash flows and availability of borrowing facilities.

Impairment of long-lived assets

Impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets and other assets subject to amortization, is recognized when the carrying amount of an asset may not be recoverable. Recoverability is determined by comparing the carrying amount of the asset to the undiscounted future cash flows expected from use and eventual disposition of the asset. When the carrying amount of the asset is less than the undiscounted future cash flows, the asset is measured at its fair value and presented in the balance sheet at the lower of the fair value or carrying amount.

Earnings per share

The computation of basic earnings per share has been calculated using the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that would occur if stock options and warrants were exercised. The Company uses the treasury method for outstanding options and warrants which assumes that all outstanding stock options and warrants with an exercise price below the average market prices are exercised and assumed proceeds are used to purchase the Company's common shares at the average market price during the year.

2. Summary of significant accounting policies (cont'd)

Income taxes

Income taxes have been accounted for using the liability method of tax allocation. Under this method, future tax assets and liabilities are determined based on differences between the accounting and income tax bases of an asset or liability. These are measured using the substantively enacted tax rates, regulations and laws of Canadian, United States and Swiss tax jurisdictions that are anticipated to be in effect when the differences are expected to reverse.

Stock-based compensation

The Company recognizes the compensation cost of stock options granted to employees, officers, directors and non-employees. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model. The fair value of granted options is expensed over the vesting period with a corresponding increase to contributed surplus.

3. Inventory

Inventory is comprised of the following:

	March 31, 2007	September 30, 2006
Finished goods	$ 9,182,882	$ 10,587,148
Product shipped with right of return	3,036,822	1,486,611
Work-in-progress	4,201,641	4,491,649
Supplies	2,261,549	1,557,316
Raw materials	1,536,427	302,781
	$ 20,219,321	$ 18,425,505

4. Patents and registered trademarks

March 31, 2007	Cost	Accumulated Amortization	Net Book Value
Patents	$ 1,252,843	$ 547,096	$ 705,747
Registered trademarks	208,757	83,012	125,745
	$ 1,461,600	$ 630,108	$ 831,492

September 30, 2006	Cost	Accumulated Amortization	Net Book Value
Patents	$ 1,258,660	$ 515,566	$ 743,094
Registered trademarks	205,472	74,836	130,636
	$ 1,464,132	$ 590,402	$ 873,730

4. Patents and registered trademarks (cont'd)

During the three and six month periods ended March 31, 2007, the Company recorded patents and trademarks amortization expense of $19,953 and $39,702 respectively (2006 - $20,555 and $38,734).

5. Property and equipment

March 31, 2007	Cost	Accumulated Amortization	Net Book Value
Building under construction	$ 5,237,583	$ -	$ 5,237,583
Land	490,812	-	490,812
Lab equipment	436,524	84,282	352,242
Computer hardware	389,459	106,669	282,790
Furniture and equipment	380,940	130,603	250,337
Computer software	306,435	140,775	165,660
Leasehold improvements	96,727	83,781	12,946
Equipment under capital leases	52,434	30,858	21,576
Automobiles	44,788	22,136	22,652
	$ 7,435,702	$ 599,104	$ 6,836,598

September 30, 2006	Cost	Accumulated Amortization	Net Book Value
Building under construction	$ 1,678,281	$ -	$ 1,678,281
Land	467,162	-	467,162
Lab equipment	334,076	53,428	280,648
Computer hardware	355,401	77,042	278,359
Furniture and equipment	349,866	104,543	245,323
Computer software	260,563	95,955	164,608
Leasehold improvements	81,146	53,977	27,169
Equipment under capital leases	52,434	28,461	23,973
Automobiles	44,788	18,139	26,649
	$ 3,623,717	$ 431,545	$ 3,192,172

During the three and six month periods ended March 31, 2007, the Company recorded property and equipment amortization expense of $77,200 and $166,745 respectively (2006 - $44,455 and $90,416).

6. Prepaid intra-group tax asset

During the 2006 fiscal year, international rights and proprietary knowledge were transferred to a foreign subsidiary resulting in prepayment of income taxes in the jurisdiction of the transferor. This prepaid intra-group tax asset will be expensed over the 12.9 year useful life of the transferred asset. During the three and six month period ended March 31, 2007, the Company has recognized $51,833 and $103,666 (2006 - $Nil and $Nil) of this expense.

7. Financing facilities

At March 31, the Company had a demand operating line of credit up to a maximum of $15,000,000 based on margining of accounts receivable and inventory. Inventory had a maximum limit of $5 million or 50% of inventory, whichever was lower. Interest under the operating line facility was based on the Royal Bank of Canada prime rate plus 0.5% per annum. The collateral security lodged by the Company to support the operating line of credit was a General Security Agreement constituting first ranking security interest in all personal property of the Company.

In addition, the Company was finalizing the conditions precedent to a $619,000 letter of guarantee facility and a $4,680,000 interim mortgage loan facility to finance the construction of its new headquarters and research centre on land held under capital lease which provides a purchase option in 2015. The amount of interim financing was limited to 75% of the appraisal value of the building and would have been available after the Company had made $3,820,000 of approved construction expenditures. The interim facility would have beared interest at the Royal Bank of Canada prime rate plus 1.00% per annum. The interim financing would have been termed into a mortgage loan the earlier of when the construction loan reached $4,680,000 or 75% of the appraised value of the building, or June 30, 2007. The mortgage facility would have beared interest at the Royal Bank of Canada prime rate plus 0.675%; the interest rate also could have been also be fixed by the Company. The collateral security lodged by the Company to support the interim mortgage loan facility was a General Security Agreement constituting a first ranking security interest in all personal property of the Company and a Mortgage of Lease Agreement constituting a first fixed charge on the Company's leasehold improvements on the subleased land. During the 2006 fiscal year, two irrevocable standby letters of credit were issued under the interim mortgage loan facility in the amount of $124,000 and $495,600. The letters of credit will remain in effect respectively until December 31, 2007 and December 1, 2008.

Subsequent to March 31, 2007, the Company entered into new financing arrangements (see Note 23), replacing the existing financing facilities.

8. Customer deposits on product shipped with right-of-return

The Company received customer deposits totalling $17,416,142 (2006 - $1,773,559) for product shipped with right-of-return. At March 31, 2007, one customer represented $13,328,407 or 76.5% (September 30, 2006 – two customers represented $1,503,689 or 84.78%) of the total customer deposits. If the risk of product return is substantially eliminated, the revenue from the product shipment is recognized and liability for the customer deposit is eliminated. If the product is returned, the customer is entitled to a refund of the deposit. There is no certainty on the amount of deposits that will be recognized as revenue or require refund.

8. Customer deposits on product shipped with right-of-return (cont'd)

Subsequent to March 31, 2007, the Company refunded $5.8 million of customer deposits and has refunds remaining of approximately $5.0 million. Extended refund payment terms are under negotiation with the customer. Additional returns have been authorized but have not been received which will require a refund of approximately $0.9 million.

9. Obligations under capital leases

The following is a schedule by fiscal year of future minimum lease payments together with the balance of the obligations under capital leases:

2007	$ 5,527
2008	2,897
2009	1,736
2010	215
2011 and thereafter	1,155,250
Total minimum lease payments	1,165,625
Less: amounts representing interest at an imputed rate of 10%	665,574
Balance of obligations under capital leases	500,051
Less: current portion	6,468
Long term balance of obligations under capital leases	$ 493,583

10. Deferred revenue

Deferred revenue at March 31, 2007 consists of deposits totalling $180,000 (2006 - $150,000) received from two customers. These deposits require a guaranteed volume of inventory to be available to these customers at any given time. These deposits will be recognized as revenue when the customers draw the inventory.

11. Share capital

Authorized:

Unlimited number of Class A voting common shares
Unlimited number of Class P preferred shares,
voting rights to be determined prior to first issue

Issued and outstanding:

Class A common shares:	Shares	Amount
Balance, September 30, 2005	101,188,171	$ 21,936,227
Exercise of options	1,585,169	331,041
Recognition of fair value of options exercised	-	165,838
Balance, September 30, 2006	102,773,340	$ 22,433,106
Exercise of options	777,666	203,070
Recognition of fair value of options exercised	-	127,922
Balance March 31, 2007	103,551,006	$ 22,764,098

Stock options

The Company has adopted a stock option plan that permits the Board of Directors to grant to employees, officers and directors options to purchase from Treasury up to 22,170,442 common shares.

As at March 31, 2007 there are 14,092,935 (September 30, 2006 – 14,770,601) stock options outstanding, which are exercisable at prices ranging from $0.15 to $4.32 and expire between May 5, 2008 and December 14, 2011. A summary of the status of the Company's stock options for the period presented and changes during the periods ended on those dates are as follows:

March 31, 2007	Stock Options	Weighted Average Exercise Price
Outstanding, beginning of year	14,770,601	$ 1.26
Granted	100,000	2.98
Exercised	(777,666)	0.26
Outstanding, end of period	14,092,935	$ 1.32
Exercisable, end of period	10,836,935	$ 0.85

11. Share capital (cont'd)

Stock options (cont'd)

September 30, 2006	Stock Options	Weighted Average Exercise Price
Outstanding, beginning of year	16,180,770	$ 1.11
Granted	80,000	3.98
Granted subject to shareholder approval	255,000	3.45
Forfeited/cancelled	(160,000)	1.26
Exercised	(1,585,169)	0.21
Outstanding, end of year	14,770,601	$ 1.26
Exercisable, end of year	10,731,601	$ 0.64

The stock options granted after October 1, 2002 and before March 3, 2005 fully vested as of March 31, 2005. All stock options granted on or after March 3, 2005 vest at 20% per year over five years.

The following table summarizes information about the stock options outstanding at March 31, 2007:

Exercise Price	Number Outstanding	Remaining Contractual Life (years)	Number Exercisable
$ 0.15	4,172,492	1.10	4,172,492
0.20	20,000	1.22	20,000
0.25	33,000	1.51	33,000
0.50	250,000	2.22	250,000
0.57	143,000	2.34	143,000
0.71	813,916	1.78	813,936
0.74	3,600,527	2.11	3,600,527
2.62	250,000	3.30	50,000
2.84	4,395,000	3.93	1,742,000
2.98	100,000	4.71	-
3.29	200,000	4.19	-
3.42	10,000	3.92	2,000
4.04	55,000	4.44	-
4.32	50,000	3.66	10,000
	14,092,935		10,836,935

12. Contributed surplus

For stock options granted after October 1, 2004, the Company records compensation expense using the fair value method. Fair values are determined using the Black–Scholes option pricing model. Compensation costs are recognized over the vesting period as an increase to stock based compensation expense and contributed surplus. When options are subsequently exercised, the fair value of such options in contributed surplus is credited to share capital.

During the period, contributed surplus has changed as follows:

	6 month period ended March 31, 2007	Year ended September 30, 2006
Balance, beginning of period	$ 6,469,885	$ 3,921,586
Stock-based compensation recognition of fair value of stock options granted to:		
- Employees, officers and directors	1,188,252	2,653,024
- Non-employees	56,660	61,113
Recognition of fair value of stock options exercised	(127,922)	(165,838)
Balance, end of period	$ 7,586,875	$ 6,469,885

Stock based compensation expense is the fair value of granted options, expensed over the estimated life of the option. The fair value of granted options is calculated using the Black-Scholes option pricing model. No options were issued in the three month period ended March 31, 2007. The following table summarizes the assumptions used to calculate the fair value:

	Six month period ended March 31, 2007	Year end September 30, 2006
Total options granted	100,000	335,000
Weighted average exercise price	$2.98	$3.58
Weighted average risk-free interest rate	3.86%	4.14%
Weighted average expected life	5 years	5 years
Weighted average vesting period	5 years	5 years
Weighted average volatility	106.96%	111.52%
Weighted average dividend yield	-	-
Weighted average fair value	$2.35	$2.89

CV Technologies Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)

13. (Loss) earnings per share

The following table sets forth the computation of basic and diluted earnings per share for the quarter ended:

	Three month period ended March 31		Six month period ended March 31	
	2007	2006	2007	2006
Numerator for basic (loss) earnings per share	$ (3,295,736)	$ (987,440)	$(6,879,873)	$ 5,403,176
Denominator: Weighted average common shares	103,546,945	101,982,784	103,372,020	101,585,837
Dilutive effect of stock options	-	10,258,030	-	10,979,639
Denominator for diluted (loss) earnings per share	103,546,945	112,240,814	103,372,020	112,565,476
(Loss) earnings per share				
- Basic	$ (0.03)	$ 0.01	$ (0.07)	$ 0.05
- Diluted	$ (0.03)	$ 0.01	$ (0.07)	$ 0.05

14. Supplemental cash flow information

	March 31, 2007	September 30, 2006
Cash consist of:		
Balances with banks	$ 12,307,375	$ 8,209,878
Cheques in transit	(876,425)	(296,597)
	$ 11,430,950	$ 7,913,281
Interest paid	$ 54,720	$ 60,626
Non-cash financing and investing activities:		
Increase of assets under capital leases	$ 23,650	$ 467,162

15. Related party transactions

During the fiscal year ended September 30, 2006, the Company paid $14,914 in supplemental study fees on behalf of Vet Ex Inc. As at September 30, 2006, 60% of this transaction has been eliminated through proportionate consolidation and the remaining balance is included in accounts receivable. There are no transactions with Vet Ex Inc. for the six month period ended March 31, 2007.

16. Income taxes

Scientific research and experimental development (SR & ED)

The Company has fully utilized the Scientific Research and Experimental Development pool (2006 - $1,617,172) and non-refundable SR & ED investment tax credits (2006 - $706,277) in computing taxable income for the previous year. The benefit of investment tax credits arising from the SR & ED claim for 2005 has not been recognized.

Non-capital loss

The Company has $11,840,799 of non-capital losses available which can be carried forward. $11,808,292 of this benefit has not been recognized in these financial statements; the tax affected value of these losses is $1,424,256. These losses are available to reduce income taxes in future years and if not utilized, will expire between 2014 and 2027.

Income tax expense reconciliation

Income tax expense differs from the amount computed by applying the statutory provincial and federal income tax rates to the respective years' earnings before income taxes. These differences result from the following items:

	Three month period ended March 31		Six month period ended March 31	
	2007	2006	2007	2006
Expected income tax (recovery) expense at 33.72% (2006–34.17%)	$ (715,774)	$713,231	$ (965,633)	$ 3,263,257
Increase (decease) resulting from:				
Non-deductible items	116,797	327,672	229,710	523,937
SR&ED adjustments	-	74,268		248,849
R&D adjustment	(4,347)	(13,219)	(8,695)	74,907
Other items	10,422	(2,089)	16,486	25,088
Intra-group transaction expense	51,833	-	103,667	-
Income tax rate adjustment	(41)	-	247	10,849
Jurisdictional rate differential on foreign subsidiaries	3,571,932	-	2,499,970	-
Foreign currency translation adjustment	(242,355)	-	111,649	-
Jurisdictional rate differential on intercompany profit elimination	(3,039,686)	-	604,535	-
Change in valuation allowance	1,424,256	-	1,424,256	-
Income tax expense	$ 1,173,037	$ 1,099,863	$ 4,016,192	$ 4,146,887

16. Income taxes (cont'd)

Temporary differences

Future income tax assets and liabilities are recognized for temporary differences between the carrying amount of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future tax years that are likely to be realized.

The tax effects of deductible temporary differences that give rise to the Company's future tax assets are as follows:

	March 31, 2007	September 30, 2006
Current assets		
Share issue costs	$ 1,959	$ 3,906
Reserves	4,182	4,828
Intercompany profit elimination	728,259	507,893
Deferred revenue with risk of return	743,430	475,201
Non-capital losses carried forward	1,438,456	9,762
	2,916,286	1,001,590
Current liabilities		
Investment tax credits applied	-	(237,347)
Non-current liabilities		
Capital and other assets	(81,482)	(112,800)
Less: valuation allowance	(1,424,256)	-
Net future tax asset	$ 1,410,548	$ 651,443

A valuation allowance is recognized to the extent that recoverability of future tax assets is not considered more likely than not.

17. Foreign currency translation adjustment

The foreign currency translation adjustment represents net gains or losses on the translation of the net assets and liabilities of integrated foreign operations.

18. Segmented information

Geographic information

Revenue

	Three month period ended March 31		Six month period ended March 31	
	2007	2006	2007	2006
Canada	$ 7,482,714	$ 10,868,844	$ 29,673,848	$ 28,808,565
United States	366,967	-	790,513	-
Other	-	46,122	-	46,675
	$ 7,849,681	$ 10,914,966	$ 30,464,361	$ 29,855,240

Property, equipment, patents and trademarks

	Period ended March 31		Period ended September 30	
	2007	2006	2006	2005
Canada	$ 6,911,696	$ 1,690,139	$ 3,290,963	$ 1,395,467
United States	1,154	-	-	-
Other	755,240	-	774,939	-
	$ 7,668,090	$ 1,690,139	$ 4,065,902	$ 1,395,467

Significant customers

During the three month period ended March 31, 2007, four (2006 - four) major customers accounted for $4,678,949 or 56.9% (2006 - $7,485,022 or 68.6%) of the Company's product sales.

During the six month period ended March 31, 2007, four (2006 – four) major customers accounted for $19,961,206 or 65.5% (2006 - $19,626,621 or 65.7%) of the Company's product sales.

19. Commitments

a) The Company has entered into operating lease agreements for premises in Edmonton, Alberta, Canada; Toronto, Ontario, Canada; Zug, Switzerland and Chicago, USA. These leases expire at various dates ranging from May 31, 2007 to September 30, 2010, and for which minimum lease payments total $1,008,033.

The following is a schedule by fiscal year of future minimum lease payments:

2007	$ 232,761
2008	371,088
2009	284,183
2010	120,000
Total minimum lease payments	$ 1,008,032

b) The Company has entered into contractual obligations related to future advertising and marketing expenditures.

The following is a schedule by fiscal year of future payments associated with these contracts:

2007	$ 489,719
2008	1,392,428
2009	230,920
	$ 2,113,067

c) The Company has entered into contractual obligations for the construction of the new headquarters and research centre in Edmonton, Alberta, Canada. Estimated total project costs are $9.5 million with $5,237,762 incurred to date. Project completion is scheduled for the summer of 2007.

20. Cyclical nature of business

The Company's lead product's sales are greater in the first, second and fourth quarters of the fiscal year.

21. Joint venture

On October 29, 2002 the Company entered into a joint venture with Centaur Pharmaceuticals, a private company, in the creation of Vet Ex Inc. The joint venture, in which the Company holds a 60% interest, has licensed the veterinary rights for the Company's nutraceutical products and ChemBioPrint technology. On June 22, 2006, the Company submitted 90 days written notice of termination of the Joint Venture Agreement. On February 13, 2007 the status of the joint venture became inactive.

The Company has recorded its interest in Vet Ex Inc. using the proportionate consolidation method. The following table summarizes the Company's share of the assets, liabilities, revenue, expenses and cash flows of Vet Ex Inc. included in these consolidated financial statements.

21. Joint venture (cont'd)

	March 31, 2007	September 30, 2006
Assets		
Cash and cash equivalents	$ 22,471	$ 22,480
Liabilities		
Accounts payable and accruals	$ 77	$ 77

Product sales, expenses and cash flows for the:	Three month period ended March 31		Six month period ended March 31	
	2007	2006	2007	2006
Expenses				
Research and development	$ -	$ 8,948	$ -	$ 8,948
Interest and bank charges	12	9	21	18
Net (loss) earnings	$ (12)	$ (8,957)	$ (21)	$ (8,966)
Cash flows				
Cash flows from operating activities	$ (12)	$ (9)	$ (21)	$ (18)

22. Comparative figures

Certain prior year figures have been reclassified to conform to current period's presentation.

23. Subsequent events

Stock options

On May 10, 2007, 3,500,000 stock options from the March 3, 2005 grant were voluntarily forfeited. In the three month period ending June 30, 2007, the forfeiture of these stock options will result in the recovery of $3,578,458 of stock-based compensation expense previously recognized.

23. Subsequent events (cont'd)

Business development

On April 19, 2007, the Alberta Securities Commission (ASC) issued an Interim Cease Trade Order (ICTO) halting trading of the Company's securities for 15 days. The action followed the Company's April 11, 2007 announcement that it was voluntarily planning to restate its consolidated financial statements for the year ended September 30, 2006, as well as its interim consolidated financial statements for the first quarter of fiscal year 2007 due to revenue recognition in the U.S. market. The Company, under the guidance of the Board of Directors decided to correct the Company's revenue as it relates to the entry into new markets or introduction of new products where there is a right of return. The Company has corrected the application of this policy because of the difficulty in estimating consumer uptake and the risk of product return by retailers when entering new markets or introducing new products. The ICTO would have expired May 4, 2007 but was extended as discussed below.

On May 2, 2007, the ASC issued a Consent Order extending the Interim Cease Trade Order of April 19, 2007 until the earlier of the satisfaction of the conditions set forth below and June 15, 2007.

The conditions set forth in the Consent Order include that:

(i) All deficiencies, inconsistencies and omissions in the Company's previously delivered Financial Statements have been corrected by filing revised or amended Financial Statements pursuant to Part 4 of National Instrument 51-102 Continuous Disclosure Obligations ("NI 51-102") that are in accordance with acceptable accounting principles as required by section 3.1 of National Instrument 52-107 Acceptable Accounting Principles, Auditing Standards and Reporting Currency;

(ii) The Company has issued a press release pursuant to Part 11 of NI 51-102 explaining the reasons for requiring revised or amended Financial Statements;

(iii) The Company is not in default of any other filing requirements under the Securities Act (Alberta); and

(iv) The staff of the ASC has confirmed in writing that CV Technologies Inc. has satisfied the three foregoing conditions.

If all four conditions are not satisfied by June 15, 2007, CVQ and Staff of the ASC are directed to appear before the ASC for further advice and direction.

The Company was subject to a similar Temporary Order of the Ontario Securities Commission (OSC) dated April 23, 2007, which ceases all trading in and all acquisitions of the securities of the Company, whether direct or indirect, for a period of 15 days from April 23, 2007. A hearing before the OSC in respect of the Temporary Order was held on May 4, 2007.

On May 7, 2007, the OSC implemented an Order which has the effect of continuing the foregoing cease trade for an indefinite period. Staff of the OSC have confirmed to the Company that as the ASC is the principal regulator of the Company in accordance with CSA Staff Notice 51-312 Harmonized Continuous Disclosure Review Program ("CSA Staff Notice 51-312"), it is the intention of Staff of the OSC to apply the principles described in CSA Staff Notice 51-312 for the purposes of assessing the satisfaction of the Company's voluntary plan to restate its consolidated financial statements for the year ended September 30, 2006, as well as its interim consolidated financial statements for the first quarter of fiscal 2007.

23. Subsequent events (cont'd)

Business development (cont'd)

The Company was also subject to a Cease Trade Order of the British Columbia Securities Commission (BCSC) dated May 24, 2007, which ceases all trading in and all acquisitions of the securities of the Company, whether direct or indirect, until:

(i) The Company files an interim financial statement and for the financial period ended March 31, 2007 and a Form 51-102F1 Management's Discussion and Analysis for the financial period ended March 31, 2007.

(ii) The Executive Director makes an order under section 164 of the Securities Act revoking this cease trade order.

Financing facilities

On June 13, 2007, the Company replaced its existing financing arrangement with a new arrangement granting the Company a demand operating line of credit up to a maximum of $10,000,000. The demand operating line of credit is based on 75% of accounts receivable plus 50% of finished goods inventory for the period of September to February or 65% of finished goods inventory for the period of March to August. Inventory has a maximum limit of $6.0 million. As part of the operating line facility the Company has the ability to issue up to $1 million of letters of guarantees. Interest under the operating line facility is based on the Bank of Canada prime rate or Bankers' Acceptance rate plus 1.5% per annum.

In addition, the new financing arrangement offers a three year term financing for the construction of the new headquarters and research centre on land held under a capital lease. The amount of term financing will be based on 65% of the revised appraised value of the building or 65% of the cost of the building, whichever is lower. The interim facility will bear interest at the Bank of Canada rate plus 0.75% per annum; the interest rate can also be fixed by the Company.

The collateral security lodged by the Company to support both financing facilities is a General Security Agreement constituting a first ranking security interest in all personal property of the Company, a Collateral Mortgage constituting a first fixed charge on the Company's headquarters and research centre on the subleased land and a guarantee provided by an insider of the Company, secured by common shares.

CV Technologies Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Second Quarter
March 31, 2007

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

CV Technologies

TABLE OF CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS

The interim consolidated financial statements of CV Technologies Inc. (the Company) are prepared in accordance with Canadian generally accepted accounting principles (GAAP). All references to GAAP refer to Canadian generally accepted accounting principles. These accounting principles require the Company to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses, and related disclosure of contingent assets and liabilities. Management believes that the estimates and assumptions, which it relies upon, are reasonably based on information available at the time that these estimates and assumptions were made. These estimates and assumptions have been discussed with the Audit Committee of the Board of Directors of CV Technologies Inc. Actual results may differ under different assumptions and conditions. The following information should be read in conjunction with the restated audited consolidated financial statements for the year ended September 30, 2006, the restated unaudited interim consolidated financial statements for the three month period ended December 31, 2006, and the unaudited interim consolidated financial statements for the three and six month period ended March 31, 2007 and accompanying notes. All expressed amounts are in Canadian dollars, unless specified otherwise. Additional information is available at www.sedar.com.

This discussion and analysis for the three month period ended March 31, 2007 is prepared and contains disclosure of material changes occurring up to and including June 14, 2007.

Forward-looking Statements

Management's discussion and analysis (MD&A) contains certain forward-looking information and statements within the meaning of applicable securities laws. The forward-looking information and statements included in this MD&A are not guarantees of future performance and should not be unduly relied upon. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements including, without limitation: those comments predicting the timing and/or initiation of clinical trials, clinical trial results, and associated regulatory clearances, financing and acceptance of COLD-fX® in the marketplace. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify forward-looking statements. In addition to the risks outlined in the Risks and Uncertainties section, this MD&A contains forward-looking information and statements pertaining to the following: the impact of competition; consumer confidence and spending levels; general economic conditions; interest and currency exchange rates; unseasonable weather patterns; the cost and availability of capital; the cost and availability of grants/funding; and product development. The Company believes that expectations and assumptions reflected in the forward-looking information and statements contained herein are reasonable but no assurance can be given that these expectations and assumptions are correct and that the results, performance or achievements expressed in, or implied by, forward-looking statements within this disclosure will occur, or if they do, that any benefits may be derived from them. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

The forward-looking information and statements contained in this MD&A speak only as at the date of this MD&A, and none of the Company or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

Restatement of Financial Results

As disclosed in the Company's financial statements, the Company has restated its previously reported consolidated financial statements for the year ended September 30, 2006 and interim consolidated financial statements for the three month period ended December 31, 2006. The restatement of the Company's consolidated financial statements followed an internal review of the Company's consolidated financial statements and its revenue recognition policy as it related to product returns in the U.S.

In the fourth quarter of 2006, the Company entered the U.S. market and recognized revenue with the revenue recognition criteria described in the notes to the consolidated financial statements. Given that the U.S. was a new market and COLD-fX® was a new product for this market, the Company has now realized that in an absence of history of returns, the criteria to recognize revenue was not met. The appropriate application of the recognition policy would have prevented the recognition of such revenues until the right of return had expired. Analysis of the Company's revenue recognition policy following the determination of slower than anticipated consumer product purchases indicated greater than anticipated risk of product return. Prior to this restatement, the Company recorded revenue from the U.S. with estimates for product returns. However, subsequent experience has now indicated that there was significant uncertainty in estimating product returns from this new market. This uncertainty should have precluded the recognition of revenue until the risk of returns was substantially eliminated.

The Board of Directors determined that restatement of the Company's consolidated financial statements and the appropriate application of its revenue recognition policy was warranted to correct the effects of this policy application oversight, to ensure consistency with GAAP, and to correct an overstatement of U.S. product sales. The effect of the restatement, including the identification and correction of related misstatements in the previously issued consolidated financial statements, are reflected in the Company's restated consolidated financial statements and accompanying notes.

The appropriate application of the revenue recognition policy also affected the Company's policy on the translation of foreign currencies. Given the effects of the restatement and the change in the financial condition of its wholly owned subsidiaries, the Company has re-evaluated its classification of its foreign subsidiaries as self-sustaining. The Company concluded that COLD-fX Pharmaceuticals (USA) Inc. and fX Life Sciences International GmbH should have been classified as integrated rather than self-sustaining foreign operations. The translation of these subsidiaries, which operate in U.S. dollars, has been amended from the current rate method to the temporal method.

The total cumulative impact of the restatement of the financial statements for the fiscal year ended September 30, 2006 was to decrease shareholders' equity by $3.4 million. The cumulative impact on shareholders' equity as at September 30, 2006 was primarily the result of a reversal of $5.6 million in net revenue recognized on U.S. shipments, which resulted in a decrease of net earnings by $3.5 million. Total assets decreased by $1.2 million and total liabilities increased by $2.2 million.

The total cumulative impact of the restatement of the financial statements for the three month period ended December 31, 2006 was to decrease shareholders' equity by $5.5 million. The cumulative impact on shareholders' equity as at December 31, 2006 was primarily the result of a reversal of $2.5 million in net revenue recognized on U.S. shipments. Total assets increased by $2.7 million and total liabilities increased by $8.2 million.

Company Overview

CV Technologies Inc. (TSX: CVQ) is a life sciences and technology company, founded in 1992 and headquartered in Edmonton, Alberta, Canada. The Company has developed, commercialized and patented a proprietary technology, known as ChemBioPrint, which is used to discover and biologically standardize natural products that deliver consistent, verifiable and provable health benefits. In 2003, the Company shifted from research and development to product commercialization. Using the ChemBioPrint discovery and standardization platform, the Company's scientists are able to identify precisely the chemical profile and biological activity of natural products. The process involves a combination of chemical and biological fingerprinting ensuring the creation and scientific substantiation of its natural health products to be safe, effective and consistent. The Company is committed to using a pharmaceutical model (rigorous drug discovery and testing methods) to develop natural therapeutics for health maintenance and disease prevention. Its efforts in scientific research and product innovation are key factors enabling the Company to secure the trust of consumers, trade professionals, healthcare practitioners and government.

The Company's lead product, COLD-fX®, is designed to aid in the prevention and relief of colds and flu by strengthening the immune system. In February 2007, Health Canada issued a Natural Product Number (NPN) for COLD-fX® with the claim it "helps reduce the frequency, severity and duration of cold and flu symptoms by boosting the immune system". A U.S. Food and Drug Administration (FDA) regulated Phase II Clinical Trial showed COLD-fX® reduces the risk of getting a lab-confirmed influenza and respiratory syncytial virus (RSV) infection in a nursing home senior population by 89%. A Canadian trial in the general population, which was reported in the Canadian Medical Association Journal October 2005, showed COLD-fX® reduced the average number of infections per person by 25% and reduced the number of recurrent infections by 56%. Severity was reduced by 31% and duration was reduced by 35%. All the Company's products are designed to support normal physiological/body functions with a user-friendly, natural formula. Utilizing its patented ChemBioPrint technology, the Company has developed and commercialized a selection of premium quality natural health products for health maintenance and disease prevention.

The three principle commercial products are:

- COLD-fX® — Helps reduce the frequency, severity and duration of cold and flu symptoms by boosting the immune system
- REMEMBER-fX® — Helps enhance memory and mental alertness
- CELL-fX® — Helps relieve symptoms of bone and joint pain and assists in the formation of connective tissue

While the Company has no plans to market PRESSURE-fX® in Canada, it does have a distribution partner currently selling PRESSURE-fX® in the U.S. Management is contemplating the re-launch of AD-fX® and MENTA-fX® in 2008 for the Canadian market. No decision on a launch date has been reached at this time.

Second Quarter Highlights

- Natural Product Number received from the Natural Health Products Directorate for COLD-fX®
- Sales slow with a mild cough and cold season
- U.S. product returns
- Clinical study initiated at Hackensack University Medical Center, New Jersey

Liquidity and Capital Resources

Cash and working capital

As at March 31, 2007, the Company had $11.4 million of cash or cash equivalents on hand and had $7.7 million in working capital (Non-GAAP Financial Measure). The reduction in working capital resulted from investments in the construction of its new headquarters and research centre, and losses related to slow U.S. sales as well as significant investments in brand building and marketing in the U.S.

Comparative liquidity and capital structure (in thousands)	Quarter 2 Mar 31, 2007	Quarter 2 Mar 31, 2006	Fiscal Year Sep 30, 2006 Restated	Fiscal Year Sep 30, 2005
Cash and cash equivalents	11,431	21,274	7,913	5,952
Working capital [1]	7,654	23,995	16,385	16,928
Year to date EBITDA [1]	(2,636)	9,695	4,464	8,967
Long-term liabilities	764	95	745	70
Shareholders' Equity	18,093	26,946	23,525	19,840

1 See Non-GAAP Financial Measures and Reconciliations

The combined effects of investments in sales, marketing and public awareness programs related to entry into the U.S. marketplace and slow U.S. sales contributed to the $12.3 million reduction in year to date net earnings from the prior year. Consolidated loss after tax was $3.3 million compared to net earnings of $1.0 million for the same quarter of the previous year. Cash flows from the Canadian operations in the second quarter partially offset the effects of slow sales, and higher advertising and marketing expenditures in the U.S.

Cash flow from operations

The Company's total operating expenses for the quarter was $8.2 million and for the six month period ended March 31, 2007 was $25.0 million. These expenses included non-cash operating costs (stock

compensation and amortizations) of $815 thousand for the three month period and $1.6 million for the six month period ended March 31, 2007.

In the second quarter of fiscal year 2007, the cash flow used by operations was $6.3 million. The primary differences were from a loss for the quarter ($3.3 million), a decrease in accounts payables ($6.6 million) and decrease in income taxes payable ($1.5 million), offset by future taxes ($1.2 million) and increases in accounts receivables ($2.7 million), stock-based compensation ($0.6 million) and inventory ($0.5 million).

In comparison to the second quarter of the prior year when cash generated by operations was $4.0 million, the cash flow used in the second quarter of fiscal year 2007 was $6.3 million. The primary differences between the quarters were from decreases in earnings of ($4.3 million), accounts payables ($5.4 million) and taxes payable ($2.6 million) offset by increases in futures taxes ($1.2 million) and inventory ($1.5 million).

In comparison to the first six months of the prior year when cash flow generated by operations was $15.6 million, the cash flow generated in the first six months of fiscal year 2007 was $7.1 million. Year to date, the primary differences contributing to the reduction of $8.5 million in cash were a result of a decrease in earnings of ($12.3 million), a decrease in accounts receivables ($2.1 million), a decrease in future income taxes ($1.9 million), a decrease in inventory ($1.7 million), a decrease in accounts payable ($1.4 million) and a decrease in taxes payable ($5.5 million). These cash outflows were offset by an increase in customer deposits ($15.6 million) and a decrease in prepaid expenses ($0.9 million).

Cash was used to invest in inventory. The Company manages supply risk by establishing and maintaining a scheduling program to ensure a one-year supply of bulk ingredients and a finished goods inventory is maintained to meet seasonal demand. Slow U.S. sales and planning decisions to build inventory to ensure product availability in the U.S. with uncertain consumer demand in the U.S. marketplace resulted in significant quantities of inventory on hand. Inventory valuation is based on direct costing of its products. Product sales of $50 million require approximately $8 million in finished goods and bulk ingredients.

Major cash flow components (In thousands)	Quarter 2 Mar 31, 2007	Quarter 2 Mar 31, 2006	Year to Date Mar 31, 2007	Fiscal Year Sep 30, 2006 Restated	Fiscal Year Sep 30, 2005
Operating activities	(6,312)	3,998	7,109	4,180	6,124
Financing activities	14	152	194	296	855
Investing activities	(2,156)	(255)	(3,785)	(2,515)	(846)

The following chart illustrates quarterly cash flows from operations in fiscal years 2005 through 2007.

Cash Flow from Operations


15
10
5
0
(5)
(10)
$ Millions
Q1
Q2
Q3
Q4
YTD
2005
2006
2007

Cash flow from financing activities

The Company's financing activities in the second quarter of fiscal year 2007 provided $14 thousand in cash ($152 thousand in same quarter of fiscal year 2006). Financing activities for 2007 were predominantly composed of $18 thousand received through the issuance of capital stock on the exercise of stock options (25,500 common shares at an average of $0.71 per share). Repayment of leases in the second quarter was $4 thousand compared to $6 thousand in the same quarter of fiscal 2006.

Cash flow used in investing activities

The Company's investing activities in the second quarter used $2.2 million ($255 thousand in the second quarter of fiscal year 2006). Investing activities primarily involved the construction of the Company's new corporate headquarters and research centre. The forecasted cost of the building construction is $9.6 million. Expenditures for patents and registered trademarks involved the protection and development of its intellectual property.

The Company announced the construction of a new headquarters on July 17, 2006. The 28,320 square foot two-storey Edmonton building is located on a 4.6-acre parcel of land leased by the Company under Edmonton Economic Development Corporation's Biotechnology Lease Program. To date, construction is estimated to be 65% complete. The forecasted occupancy date is mid-August 2007. Although the project is slightly behind schedule, Management anticipates no significant delays. The schedule was lengthened due

to availability of trades and general labourers, certain materials, and exceptionally wet winter and spring seasons. No major spending variances are expected given that most major contracts have been finalized.

Liquidity

In the restated first quarter interim consolidated financial statements, the Company has reversed the revenue recognition of U.S. product shipments with an implicit or explicit right of return and reclassified customer payments on shipments of inventory as customer deposits. In the previously issued financial statements, management recorded a provision for returns, reducing net revenues by $0.3 million for the fiscal year ended September 2006 and $12.5 million in the first quarter ended December 31, 2006.

At the end of March 31, 2007, customer deposits of $17.4 million represented payments received on shipments of inventory with a right of return. When the risk of product return is substantially eliminated, the revenue from the product shipped is recognized and liability is eliminated. If the product is returned, the customer is entitled to a refund of the deposit. Subsequent to March 31, 2007, the Company refunded $5.8 million of customer deposits. Additional returns have been authorized requiring refund of approximately $5.9 million. The amount and the timing of the actual returns and the effect of cash refunds on the Company's cash position is difficult to predict. The Company is also discussing plans with U.S. retailers to delay customer refunds until the fall selling season. The initial response has been positive.

As of March 31, 2007, estimated inventories were $20.2 million. Although a large inventory positively affects working capital, the turnover of the U.S. inventory is anticipated to be slow over the next 6 to 12 months. Consequently, the Company has decided that it is prudent to bring some U.S. product into Canada for sale this fall. Bottled U.S. product, which has undergone the same quality testing as performed in Canada, can be repackaged making it available for Canadian sales. The additional costs to repackage inventory are anticipated to reduce gross margins by 5 to 7%. Because sales are seasonally slow during the summer, initiation of the cycling of inventory into receivables and cash receipts in Canada is anticipated to take place in the fourth quarter of fiscal year 2007, and the first two quarters of fiscal year 2008. As of December 31, 2006, the estimated inventory was $20.7 million, of which $3.5 million is product shipped to customers with the right of return.

The Company's U.S. experience has shown that shipments and the resulting invoices may be at risk of payment delay as customers are monitoring their sales to consumers. Though the customer has been invoiced and payment is expected, U.S. receivables are not recognized in the consolidated financial statements until the risk of return is substantially eliminated. The turnover of payment on invoiced U.S. shipments is expected to be slow. In Canada, cash receipts of accounts receivable are typically within 30 to 60 days. In the summer months, cash flow from collection of receivables decreases, with slowing sales.

The timing of refunds on customer deposits related to returned product and slow summer sales will affect cash flow and likely require the Company to utilize its bank line or alternative sources of funding. There is uncertainty on when customer returns will occur and when customer refunds will be expected. The current bank line of credit has an inventory ceiling of $5 million or 50% of inventory, whichever is lower (See Subsequent Events).

Until the Company completes the restatements and meets the conditions set forth in the cease trade order, the Company can not finalize discussions on equity financing. The Company continues to work diligently to have such cease trade orders lifted (See Subsequent Events).

The Company's working capital and capital expenditure requirements depend upon numerous other factors including the success and timing of the introduction of new products or entry into new markets, consumer demand, right of returns held by customers, timing of market development programs, construction costs and long-term focus on product research and development activities. The Company anticipates developing a need for additional capital to fund operations, capital asset additions, research and development, new product launches, and strategic initiatives.

Share capital, stock-based compensation and director's compensation

On December 8, 2006, the directors approved a compensation system to align with industry standards. Effective January 1, 2007, director compensation moved to cash compensation increasing the annual retainer to all Board members, the Board chair and committee chairs. The revised compensation system is as follows: Annual Retainer-$25,000, Board Chair-additional $15,000, Committee Chair-additional $5,000, Board Meeting-$1,000 and Committee meeting-$500. The Compensation Committee annually reviews and recommends to the Board the form and amount of director compensation.

On December 14, 2006, the Board granted 100,000 options for common shares exercisable at a fair market value of $2.98 per share vesting at 20% per year. The fair value of options granted was $235 thousand or $2.35 per option. This grant was subject to shareholder approval and passed at the Annual General Meeting held in February 2007.

In January 2007, an employee exercised 25,500 options for cash proceeds of $18,105.

Pursuant to a shareholder resolution on February 21, 2007, the Company adopted amendments to the Company's stock option plan that permits the Board of Directors to grant to employees, officers and directors options to purchase from Treasury up to 22,170,442 common shares. This change is an increase of 3,000,000 common shares from the previous limit of 19,170,442 common shares.

Subsequent to March 31, 2007 Dr. Shan voluntarily surrendered and relinquished all rights and privileges associated with the March 2005 option grant. (See Subsequent Events).

Lease obligations

The Company has renewed existing operating leases and entered into new operating leases related to premises. These leases expire at various dates ranging from May 31, 2008 to October 31, 2009. As of March 31, 2007 the cumulative obligation of these leases is $111,924.

Related party transactions

There were no related party transactions for the three month period ended March 31, 2007.

During the fiscal year 2006, the Company paid $14,914 (2005 - $30,080) in supplemental study fees to an independent third party on behalf of Vet Ex Inc., which is controlled by the Company. This project involves

an animal study on the effect of HT1001, the active ingredient in REMEMBER-fX® on memory and cognition in adult dogs. The central nervous systems of dogs have similarities to humans and findings in this study would support research on REMEMBER-fX®.

Outstanding shares

As of June 14, 2007;

- Number of issued and outstanding common Class A shares 103,551,006
- Number of outstanding, unexercised stock options 10,592,935

(Exercise price ranges from $0.15 to $4.32 per share with expiration dates ranging from 2007 to 2011.)

Results of Operations

Profitability

Consolidated loss after taxes was $6.9 million compared to consolidated net earnings of $5.4 million for the six month period of the prior year, a decrease of $12.3 million. The loss before taxes was $2.9 million compared to net earnings of $9.6 million for the same six month period last year.

The quarterly consolidated loss after taxes was $3.3 million compared to consolidated net earnings of $1.0 million for the same quarter of the prior year, a decrease of $4.3 million. The loss before taxes was $2.1 million compared to net earnings of $2.1 million for the same quarter last year.

Slow product sales in the U.S., higher fixed operating costs, expenditures in marketing and business development, and higher cost of goods manufactured for the U.S. affected consolidated net earnings. The consolidated loss in the second quarter reflected the expenditures in distribution, logistics, marketing and business development incurred in the execution of the launch of COLD-fX® into the U.S. market. Canadian sales and gross margin in the second quarter partially offset the impact of U.S. investment expenditures. An analysis of components of the earnings statement is as follows.

Revenue

The Company reported net product sales of $7.8 million for the second quarter, a decrease of 28.1% from the $10.9 million reported in the same quarter in fiscal 2006. Net sales for the first six months of fiscal 2007 totalled $30.5 million, an increase of 2.0% from the $29.9 million of the corresponding period in the previous year.

The Company enjoyed a 19.4% increase in net sales in the first quarter when compared to the same quarter of the prior year, led by the Company's lead product COLD-fX® in Canada. The second quarter sales compared to the same period last year decreased, as there was a decline in the incidence of colds and flu in Canada, which slowed customer replenishment orders in the second quarter. A national decrease of 9% in the number of respiratory illnesses as reported by the Flu/Cold/Respiratory Illness Activity Notification (FAN®) Program from Surveillance Data Intelligence (SDI) for the 28-week period ending March 23, 2007 contributed to a decline in consumer demand. The decrease in cold and flu activity was most pronounced in Western Canada, historically the leading sales region for COLD-fX®.

Although second quarter U.S. net sales were $367 thousand, the Company made good progress in developing strong distribution channels with the major U.S. drug store chains for its U.S. launch in October.

U.S. sales growth was less than anticipated, partially because of higher introductory promotional programs, discounts, and allowances, which collectively reduced gross sales by more than the anticipated 10 to 12%. In addition, non-refundable discounts on shipments with a right of return were applied to gross revenues from recognized sales. The U.S. market will require time to develop consumer awareness, permit consumers to try COLD-fX® and generate the positive word of mouth experiences already achieved within Canada.

The science and credibility behind the brand is not limited to Canada. Management will build on the scientific evidence and focus on building awareness through alternative and medical channels. This approach should help to leverage sales through the strong distribution channels developed over the past months. The lifecycle of the brand development is at an earlier point within the U.S. when compared to Canada. Execution across consumer and medical segments should position COLD-fX® favourably in the long term.

The Company has achieved extensive brand exposure in many different media segments in support of the U.S. launch through a comprehensive program of marketing and public awareness. However, brand building in the U.S. will also require patience to garner the same success experienced in Canada. As the Company executes its business plan, management believes consumers will benefit from and experience the medical benefits of COLD-fX®.

The second quarter also represented a period of reduced investment in marketing support in the U.S. to better align expenses with sales.

COLD-fX® continues to be the number one selling cold and flu remedy in Canada (ACNielsen's MarketTrack Drug Service for Cold Remedies, Natural Supplements & Vitamins Categories for the 52-week period ending September 2, 2006).

Gross margin and inventories

Gross margin in the second quarter was 70.9%, a decrease of 4.7 % from 75.6% in the same quarter in fiscal year 2006 and a decrease of 3.0% from 73.9% in the first quarter of fiscal year 2007. The gross margin decrease was primarily the result of distribution and logistic costs associated with the U.S. inventories and an expensing of display materials on product with a right of return. In addition, the decrease in gross margin is attributed to reworking of products returned by U.S. retailers. Gross margins are expected to decrease during the summer as sales decrease relative to fixed costs and as U.S. inventories are repackaged.

In order to manage the Company's inventory levels, no new manufacturing activities were carried out in Canada and the U.S. during the second quarter. This curtailment will continue until on-hand inventory has been consumed.

The Company's inventory management strategy has the following priorities:

1. Package all bulk capsule inventories already in Canada
2. Repackage returning U.S. finished goods
3. Package all bulk capsules returning from the U.S.
4. Encapsulate and package bulk extracts from the U.S.
5. Encapsulate and package bulk extracts already in Canada and
6. Extraction of ingredients from raw materials

The Company plans to ship excess U.S. inventory to Canada for repackaging. All returning products must meet a rigorous quality assurance and control process. The Company does not anticipate any border crossing issues and anticipates commencing the repackaging of U.S. materials in late summer of 2007. Cost of shipment of products back to Canada is approximately US$90,000.

The Company is actively seeking refunds from U.S. Customs for duties previously paid based on a previous favorable ruling. In the interim, the Company is still subject to a U.S. import duty, applied to the declared value of COLD-fX® raw material, work in process and finished goods. No U.S. bound COLD-fX® shipments were made in the second quarter of 2007. On December 18, 2006, the Company received an advance ruling from Canada Border Services Agency (CBSA) supporting the Company's request to reclassify COLD-fX® bulk powder to support a 0% related duty. The Company plans to use the Canadian ruling to classify its product in its application to the U.S. for the elimination and refund of duties paid on imports into the U.S. in the current and past fiscal years.

Management anticipates that the current manufacturing stoppage will affect the Company's Contract Manufacturing Organizations (CMO's). As a result, one of the priorities for the third quarter is to protect working relationships with suppliers and CMO's. The Company plans to provide frequent updates to its partners on future production and distribution plans.

Operating expenses

The second quarter operating costs as a percentage of sales increased from 57.5% to 104.0% on a quarter-over-quarter basis (from 41.2% in fiscal year 2006 to 82.2% in fiscal year 2007, on a year to date basis). The Company invested heavily in its U.S. launch resulting in a significant increase in advertising and marketing expenses in the first six months of fiscal year 2007. Operating expenses for the second quarter of fiscal year 2007 were $8.2 million as compared to $6.3 million in same quarter of the prior year.

This $1.9 million (30.2%) increase over the same quarter from the prior year is comprised of the following:

- Advertising and marketing expenses increased by $1.8 million (84.9%) in efforts to support entry and meet commitments in the U.S. Expenses decreased by $7.0 million from the first quarter. Expenditures included a continuation of brand building efforts for COLD-fX®, REMEMBER-fX® and CELL-fX®, reductions in media and promotional activities in the U.S., and maintenance of sponsorship commitments. In fiscal year 2006, second quarter spending was 18.9% of net sales compared to 48.7% for the same quarter in fiscal year 2007.

- Contracted services, consulting and professional fees decreased by $0.1 million (13.9%) from the same quarter in the previous year, and $1.5 million from the previous quarter. The Company reduced the number of contractors and professionals in sales, marketing, brand building, and regulatory affairs to support its entry into the U.S. Included in these costs were ongoing contracts supporting sales, marketing, and public relations. In fiscal year 2007, these second quarter expenditures were 10.3% of net sales compared to 8.6% for the same period in the prior year.

- Salaries and stock-based compensation increased by $0.1 million (7.3%). This increase reflects the increase in the number of employees in support of the U.S. expansion. The Company anticipates reducing costs to compensate for U.S. sales and marketing spending. Stock-based compensation expense decreased $0.3 million while wages increased $0.4 million. In fiscal year 2006, second quarter spending was 16.2% of net sales compared to 24.2 % in fiscal year 2007.

- Research and development expenditures for the second quarter increased $0.2 million (31.9%) from the same quarter of last year. This increase was primarily the result of additional staff and, costs that included clinical research and development associated with ongoing studies. The Company continued its clinical trial in collaboration with Capital Health of Edmonton and the University of Alberta, including a multi-centre clinical trial involving senior citizens in Vancouver, Edmonton, Toronto and Halifax. These expenditures were 9.1% of net sales in the second quarter of 2007 compared to 5.0% for the same period in the prior year.

- Administration, occupancy and insurance costs decreased by $55 thousand (7.3%). These costs were 8.9% of net sales in the second quarter of 2007 compared to 6.9% for the same period in the prior year.

The Company had a foreign currency translation loss of $340 thousand. The Company is now classifying its foreign subsidiaries as integrated operations rather than self-sustaining. Prior to restatement, the financial statements reported the foreign currency translations as other comprehensive income in the statement of equity.

Income taxes for the quarter were $1.2 million compared to $1.1 million for the same period last year. Income taxes exceeded the consolidated before tax earnings. While Canadian earnings attracted tax, investments in the U.S. market created a loss from foreign operations. Since the Company is taxed in the countries in which it operates, application of losses from one country against the taxable income of another country is not possible.

U.S. launch

During the fourth quarter of fiscal year 2006 and first quarter of 2007, the Company completed initial shipments to U.S. national accounts to stock stores and warehouses. Completion of the national distribution and listings phase was a significant milestone in the execution of the U.S. plan. This created a base and presence supporting sales and further product awareness and brand building across North America.

Sales to U.S. consumers are expected to slow during the summer and increase at the end of the summer. Customers have stocked their stores. Consumer awareness and acceptance will take time to build.

Segmented Revenue
(in thousands)

2007	1st Quarter Dec 31, 2006 Restated	2nd Quarter Mar 31, 2007	3rd Quarter Jun 30, 2007	4th Quarter Sep 30, 2007	Year to Date 2007 Restated
Canada	22,191	7,483			29,674
U.S.	424	366			790
Other	-	-			-
Total	22,615	7,849			30,464
2006	1st Quarter Dec 31, 2005	2nd Quarter Mar 31, 2006	3rd Quarter Jun 30, 2006	4th Quarter Sep 30, 2006 Restated	Fiscal Year 2006 Restated
Canada	18,939	10,873	3,242	8,282	41,336
U.S.	-	2	-	8	10
Other	1	40	-	-	41
Total	18,940	10,915	3,242	8,290	41,387
2005	1st Quarter Dec 31, 2004	2nd Quarter Mar 31, 2005	3rd Quarter Jun 30, 2005	4th Quarter Sep 30, 2005	Fiscal Year 2005
Canada	11,304	10,474	2,775	7,189	31,742
U.S.	-	3	61	-	64
Other	-	44	-	-	44
Total	11,304	10,521	2,836	7,189	31,850

Consolidated advertising expenditures for the first six months were $14.7 million (48.2%) of product sales. Media and advertising expenses related to the U.S. were $10.1 million for the first six months ($1.9 million in the second quarter). The Company anticipates reducing spending in the U.S. in the remainder of 2007.

The large increase in advertising expenditures experienced to support sales was the result of efforts to build brand awareness of COLD-fX® through mass media channels, and to support a national launch by retailers in October in the U.S. The Company has fixed expenses under contract with the NHL, Mark Messier International, and other commitments.

When it was determined that the advertising and marketing expenditures were not generating the anticipated sales, the Company significantly reduced spending in the second quarter of fiscal year 2007. The Company anticipates a continuation of marketing sponsorship, professional education, and promotion expenditures in a consistent manner for the balance of 2007 fiscal year, but it has reduced advertising

expenditures through the media. In the U.S., expenditures in the second quarter were significantly higher than achieved product sales. However, a continued reduction and alignment of marketing expenditures will take place in the last half of fiscal year 2007 as the Company implements a more disciplined approach to growth and controls. Part of that discipline will be demonstrated by a more targeted marketing plan, which is expected to involve alternative distribution channels in addition to mass retailers and more targeted communication channels to reach consumers.

Research and development activity

fX Life Sciences International GmbH, a wholly owned subsidiary, reported last quarter that a second patent was allowed in the U.S. for its CVT-E002 extract, the active ingredient in COLD-fX®. As of March 6, 2007 the patent was issued and assigned the U.S. patent number 7 186 423. This patent application is a continuation of the composition patent and further protects CVT-E002 for use in therapeutic applications for preventative, immune-related indications, such as cold and flu infections, hepatitis, HIV, and primary and supportive cancer therapy.

The fX Life Science International GmbH patent entitled "A preparation derived from shark cartilage for treatment of diseases related to excessive PHF (Parathyroid Hypertensive Factor) or excessive intracellular calcium" has also been issued in China and allowed in Hong Kong.

The Company is in the second year of the multi-centre trial, led by Dr. Gerald Predy, Edmonton's Medical Officer of Health, to test the effects of COLD-fX® on influenza and cold viral infections. Completion of recruitment for all four sites occurred in December 2006 and the study has moved into the treatment period for the current cold and flu season.

The Company continues to review the potential of a Phase III clinical trial to support a U.S. Over-The-Counter (OTC) new drug cold and flu application for CVT-E002, the active ingredient in COLD-fX®.

The Company continued the funding for a pre-clinical research study at McGill University under the direction of Dr. Sandra Miller, Professor, Department of Anatomy and Biology in the Faculty of Medicine until the end of 2006. This study investigated the potential of CVT-E002 (the active ingredient in COLD-fX®) to ameliorate leukemia caused by viral infection and the positive results support the hypothesis that CVT-E002 may have potential as a cancer therapy and may also support the immune system during cancer treatment. The project has ended on schedule and the data is currently being prepared for submission to a scientific journal for publication. The Company is currently investigating future developments in this area.

The National Research Council (NRC) under the Industrial Research Assistance Program (IRAP) is currently funding the Company's research program to clarify the molecular mechanism of action of CVT-E002. Under this program, the Company has entered into a research contract with McMaster University in Hamilton to support a study on CVT-E002 led by Dr. Kenneth Rosenthal, Professor and Director of Molecular Medicine in the Department of Pathology and Molecular Medicine at McMaster University. This study is under way for the remainder of 2007 and the Company is exploring further collaborations under this program.

On February 7, 2007, the Company announced that doctors and nurses at Hackensack University Medical Centre (HUMC) in New Jersey would participate in a randomized, double-blind, placebo-controlled trial of COLD-fX® to evaluate improvements in the immune health of front line medical workers.

HUMC infectious diseases researcher, Dr. Steven Sperber, is heading the study, which will include blood tests to investigate the hypothesis that COLD-fX® works by simultaneously boosting two different immune pathways: the innate response (macrophages and Natural Killer (NK) cells) and the Th1 adaptive response. Both pathways are critical for fighting viruses and maintaining good health. The hypothesis is supported by previously published clinical research which demonstrated that regular intake of COLD-fX® over one cold season enhanced NK cells and T-helper cells.

If confirmed, COLD-fX® will be the first dietary supplement clinically proven to work synergistically by enhancing both of these immune pathways. There are currently no approved medicines, which act in this novel manner. The study will complement additional Canadian government-funded research being conducted at McMaster University in Ontario on the precise molecular mechanism of action of COLD-fX®.

Dr. Sperber is recruiting healthy staff members from HUMC for the trial including doctors and nurses. The parameters being measured are blood immune factors which are highly sensitive and therefore do not require a high number of trial subjects.

As previously mentioned, Health Canada approved a new wide-ranging health claim for COLD-fX® on February 13, 2007. After an extensive review, the NHPD issued a product license and NPN for COLD-fX®. The comprehensive treatment claim for COLD-fX® approved by Health Canada states that the product "helps reduce the frequency, severity and duration of cold and flu symptoms by boosting the immune system". The approved dosage is two capsules per day. Comprehensive therapeutic claims require support by the highest level of scientific evidence: randomized, double-blind, placebo-controlled clinical trials. The Company is seeking a separate NPN for a higher acute dose similar to the dosing regimen of the previous DIN for COLD-fX® under an application that was submitted to the NHPD on March 9, 2007.

On March 1, 2007, the Company announced that the American Botanical Council (ABC), North America's leading nonprofit research and education organization on herbal medicines published a major U.S. scientific review (monograph) of COLD-fX®, conducted by leading American cold and flu experts. Five independent U.S. physicians and scientists, well recognized in the field of natural medicines, were involved in the writing and peer review of this scientific report on COLD-fX®, which concludes the cold and flu remedy delivered "impressive" benefits to users.

Summary of Quarterly Results

(In thousands)

2007	1st Quarter Dec 31, 2006 Restated	2nd Quarter Mar 31, 2007	3rd Quarter Jun 30, 2007	4th Quarter Sep 30, 2007	Year to Date 2007 Restated
Product sales	22,615	7,849			30,464
Gross margin	16,710	5,569			22,279
Gross margin %	73.9%	70.9%			73.1%
Earnings (loss) before tax	(741)	(2,123)			(2,864)
Earnings (loss) after tax	(3,584)	(3,296)			(6,880)
EPS – Basic	$(0.03)	$(0.03)			$(0.07)
EPS – Diluted	$(0.03)	$(0.03)			$(0.07)
Total assets	60,078	49,254			49,254
Total liabilities	39,335	31,162			31,162
2006	**1st Quarter Dec 31, 2005**	**2nd Quarter Mar 31, 2006**	**3rd Quarter Jun 30, 2006**	**4th Quarter Sep 30, 2006 Restated**	**Fiscal Year 2006 Restated**
Product sales	18,940	10,915	3,242	8,290	41,387
Gross margin	13,414	8,253	2,220	4,213	28,100
Gross margin %	70.8%	75.6%	68.5%	50.8%	67.9%
Earnings (loss) before tax	7,463	2,087	(2,428)	(2,982)	4,140
Earnings (loss) after tax	4,416	987	(1,772)	(2,992)	639
EPS – Basic	$0.04	$0.01	$(0.02)	$(0.02)	$0.01
EPS – Diluted	$0.04	$0.01	$(0.02)	$(0.02)	$0.01
Total assets	32,319	34,277	33,545	43,132	43,132
Total liabilities	7,458	7,331	7,737	19,607	19,607
2005	**1st Quarter Dec 31, 2004**	**2nd Quarter Mar 31, 2005**	**3rd Quarter Jun 30, 2005**	**4th Quarter Sep 30, 2005**	**Fiscal Year 2005**
Product sales	11,304	10,521	2,836	7,189	31,850
Gross margin	8,355	8,352	2,250	5,162	24,119
Gross margin %	73.9%	79.4%	79.3%	71.8%	75.7%
Earnings (loss) before tax	4,196	3,081	(466)	1,725	8,536
Earnings (loss) after tax	4,196	3,081	(466)	3,282	10,093
EPS – Basic	$0.05	$0.03	($0.00)	$0.02	$0.10
EPS – Diluted	$0.04	$0.03	($0.00)	$0.02	$0.09
Total assets	13,819	17,762	17,909	23,717	23,717
Total liabilities	4,020	2,377	2,182	3,876	3,876

COLD-fX® is the Company's best selling product. Consumers use the product to strengthen their immune system to prevent and treat colds and flu. As a result, COLD-fX® sales exhibit a seasonal sales pattern. Customers commence purchasing in the fourth quarter, which carries forward into the first and second quarters of the following year. The spring and summer months are slow selling periods, while late summer, fall and winter experience significantly greater sales volume with the increase in the frequency and severity of colds and flu. Retailers will commence purchasing in late August and September and replenish stock as required.

Corporate Development

On February 13, 2007, the status of Vet Ex Inc., the joint venture with Centaur Pharmaceuticals became inactive.

Changes in Senior Management

On February 21, 2007, the marketing responsibilities of Norman Oliver were reassigned to John Rea, who was appointed Vice President, Marketing and Communications. Dr. Sharla Sutherland was appointed Vice President, Regulatory & Scientific Affairs.

On March 26, 2007, Norman Oliver, Senior Vice President Sales & Customer Development, was no longer associated with CV Technologies Inc. Mr. Oliver's initial responsibilities included marketing and sales in Canada and the U.S. Mr. Oliver's most recent responsibilities included sales and customer development. Those duties have been reassigned internally on an interim basis.

Subsequent Events

Stock options

On May 10, 2007, Dr. Jacqueline Shan voluntarily surrendered and relinquished all rights and privileges associated with the March 2005 option grant. This was accepted by the Board of Directors at the May 14, 2007 meeting. The forfeiture of these options results in a recovery of $3.6 million of stock-based compensation expense previously recognized. This was accepted by the Board of Directors at their May 14, 2007 meeting.

Senior management

On May 7, 2007, the Company announced the appointment of Ross Montagano as Chief Operating Officer, effective May 28, 2007.

Business development

On April 19, 2007, the Alberta Securities Commission (ASC) issued an Interim Cease Trade Order (ICTO) halting trading of the Company's securities for 15 days. The action followed the Company's April 11, 2007 announcement that it was voluntarily planning to restate its consolidated financial statements for the year ended September 30, 2006, as well as its interim consolidated financial statements for the three month period ended December 31, 2006 due to revenue recognition in the U.S. market. The Company, under the guidance of the Board of Directors decided to correct the Company's revenue as it relates to the entry into new markets or introduction of new products where the right of return is uncertain. The Company has corrected the application of this policy because of the difficulty in estimating consumer uptake and the risk of product return by retailers.

On May 2, 2007, the ASC issued a Consent Order extending the Interim Cease Trade Order of April 19, 2007 until the earlier of the satisfaction of the conditions set forth below and June 15, 2007.

The conditions set forth in the Consent Order include that:

(i) All deficiencies, inconsistencies and omissions in the Company's previously delivered Financial Statements have been corrected by filing revised or amended Financial Statements pursuant to Part 4 of National Instrument 51-102 Continuous Disclosure Obligations (NI 51-102) that are in accordance with acceptable accounting principles as required by section 3.1 of National Instrument 52-107 Acceptable Accounting Principles, Auditing Standards and Reporting Currency;
(ii) The Company has issued a press release pursuant to Part 11 of NI 51-102 explaining the reasons for requiring revised or amended Financial Statements;
(iii) The Company is not in default of any other filing requirements under the Securities Act (Alberta); and
(iv) The staff of the ASC has confirmed in writing that CV Technologies Inc. has satisfied the three foregoing conditions.

If all four conditions are not satisfied by June 15, 2007, CVQ and Staff of the ASC are directed to appear before the ASC for further advice and direction.

The Company was subject to a similar Temporary Order of the Ontario Securities Commission (OSC) dated April 23, 2007, which ceases all trading in and all acquisitions of the securities of the Company, whether direct or indirect, for a period of 15 days from April 23, 2007. A hearing before the OSC in respect of the Temporary Order was held on May 4, 2007.

On May 7, 2007, the OSC implemented an Order which has the effect of continuing the foregoing cease trade for an indefinite period. Staff of the OSC have confirmed to the Company that as the ASC is the principal regulator of the Company in accordance with CSA Staff Notice 51-312 Harmonized Continuous Disclosure Review Program (CSA Staff Notice 51-312), it is the intention of Staff of the OSC to apply the principles described in CSA Staff Notice 51-312 for the purposes of assessing the satisfaction of the Company's voluntary plan to restate its consolidated financial statements for the year ended September 30, 2006, as well as its interim consolidated financial statements for the three month period ended December 31, 2006.

The Company was subject to a Cease Trade Order of the British Columbia Securities Commission (BCSC) dated May 24, 2007, which ceases all trading in and all acquisitions of the securities of the Company, whether direct or indirect, until:

(i) The Company files an interim financial statement for the financial period ended March 31, 2007 and a Form 51-102F1 Management's Discussion and Analysis for the financial period ended March 31, 2007.

(ii) The Executive Director makes an order under section 164 of the Securities Act revoking this cease trade order.

Financing facilities

On June 12, 2007, the Company entered into a commitment letter granting the Company a demand operating line of credit up to a maximum of $10,000,000. The demand operating line of credit is based on 75% of accounts receivable plus 50% of finished goods inventory for the period of September to February or 65% of finished goods inventory for the period of March to August. Inventory has a maximum limit of $6.0 million. As part of the operating line facility, the Company has the ability to issue up to $1 million of letters of guarantees. Interest under the operating line facility is based on the Bank of Canada prime rate or Bankers' Acceptance rate plus 1.5% per annum.

In addition, the new financing arrangement offers a three year term financing for the construction of the new headquarters and research centre on land held under a capital lease. The amount of term financing will be based on 65% of the revised appraised value of the building or 65% of the cost of the building, whichever is lower. The interim facility will bear interest at the Bank of Canada rate plus 0.75% per annum; the Company can also fix the interest rate.

The collateral security lodged by the Company to support both financing facilities is a General Security Agreement constituting a first ranking security interest in all personal property of the Company, a Collateral Mortgage constituting a first fixed charge on the Company's headquarters and research centre on the subleased land and a guarantee provided by an insider of the Company, secured by common shares.

Outlook

The U.S. market will require time to develop consumer awareness, permit consumers to try COLD-fX® and generate the word of mouth confidence already achieved within Canada. The science and credibility behind the brand is not limited to Canada. Management will build on the scientific evidence and focus on building awareness through alternative and medical channels. This approach should help to leverage sales through the strong distribution channels developed over the past months. The lifecycle of the brand development is at an earlier point within the U.S. when compared to Canada. Execution across consumer and medical segments should position COLD-fX® favourably in the long term.

The Company will continue to strengthen and restructure the senior management team, optimize and align its U.S. investment strategy with sales, and implement its marketing plan that is more targeted to health conscious consumers and their influencers. The Company is strengthening its team with the addition of Ross Montagano, who joined in late May as Chief Operating Officer. The Company is implementing a number of sales (including the possible launch of new products in Canada this year), marketing and public relations strategies and programs to achieve these goals. These strategies include the pursuit of marketing and distribution strategic partners for the U.S.

Management will also work to enhance demand for REMEMBER-fX® and CELL-fX® in Canada and strive to continue to build sales and profits through effective brand management, targeted sales and marketing efforts, public relations activities, focusing on operational excellence in cost management, maintaining its supply chain management to meet growing demand and increasing awareness and sales of its products.

The Company is also realigning its manufacturing priorities with the objective of converting existing inventory into receivables and cash as soon as possible. This plan includes shipping excess U.S. inventory to Canada for repackaging and sale. The Company continues to reduce its operating expenses while actively seeking a strategic business partner in the U.S. to assist in marketing and distribution. The Company plans to contain and lower costs in sales and marketing, distribution, operations and quality control activities for the remainder of 2007.

Management will monitor its cash flow through the summer and develop contingency plans for financing of the Company's inventories and new building.

Management plans to improve consumer awareness and education of healthcare professionals to develop its business and to focus on a strategy of educating consumers and building awareness of the year-round preventative use of COLD-fX®. Management will continue to execute its plans to achieve its growth objectives for the U.S. with COLD-fX®. Management believes the future for COLD-fX® is very promising.

The Company will continue to explore carefully the option of an FDA application for the active ingredient of COLD-fX® as an OTC drug for the prevention of cold and flu, which would allow the Company to make strong and specific medical claims and afford label exclusivity in the U.S. This approach would require the successful completion of a Phase III clinical trial, which would enhance product differentiation from the U.S. competition.

Management is committed to making the Company's products strong performers within their categories. The Company will continue to prove its leadership in the discovery and commercialization of science-based natural therapeutics for health maintenance and disease prevention, and to become a well-

recognized and respected supplier to consumers and the natural health products industry while providing a return on investment to shareholders.

Internal Controls over Financial Reporting

The Enterprise Risk Management Committee (a subcommittee of the Audit Committee) oversees risk assessment and review processes of the Company's internal controls over financial reporting to meet the requirements under MI 52-109. The Committee provides regular updates to the Audit Committee and Board. At the end of fiscal year 2006, the design and documentation of internal controls over financial reporting were completed, with the exception of the design and documentation of entity level controls (control environment) which was completed in February 2007. Certain non-material control gaps and remediation of those deficiencies are expected to carry through the 2007 fiscal year. The Company is in a period of rapid growth and will continue, as required, to modify the design, and implement controls over financial reporting during 2007.

In March 2007, the Company initiated a review of its revenue recognition policy and practices following awareness of the potential for significant product returns from U.S. customers. The potential for U.S. returns was significantly greater than estimated that the Company had made for the initial shipments. In this evaluation, management concluded the following material weaknesses existed in its internal controls over financial reporting:

- Instances of non-compliance with policies and procedures related to reviewing and communicating material arrangements entered into on behalf of the Company in a timely manner, including the identification and analysis of sales arrangements containing a right of return, adequate records of customer and vendor files, and documentation of the application of GAAP to such transactions;

- Non-compliance with policies and procedures related to processing and shipping of sales orders to new customers, including shipments without internal release of the sales order, confirmation of customer sales arrangements, credit review, and sufficient customer documentation; and

- Failure to appropriately apply GAAP to the initial recording of product sales when entering into a new market where a reasonable estimate for product returns was not possible; and insufficient internal cross-functional and external communication and coordination, including compliance with internal control processes, management override, and insufficient segregation of duties and training in certain areas, all of which affected the appropriate application of the revenue recognition policy.

These control deficiencies resulted in the restatement of the Company's consolidated financial statements for the year ended September 30, 2006 and interim financial statements for the three month period ended December 31, 2006 and materially affected revenue, cost of goods sold, income taxes, accounts receivable, inventory, liabilities, net earnings and retained earnings.

As part of the measures to correct the above weaknesses in internal controls over financial reporting, the Company has improved its contract review process and communicated the revised process within the Company. The Company has created a team, comprised of representatives from operations, finance and, if required, external legal counsel to analyze, review and document customer and vendor arrangements for their effects on the business, financial reporting and disclosures.

Intensive efforts will be initiated to expedite employee training and to complete the implementation of designed controls and procedures, with priority in the sales and purchasing cycles.

These efforts include the restructuring of management, including the hiring of Ross Montagano as Chief Operating Officer, the splitting of the sales and marketing responsibilities between two executive roles, and improving the environment of accountability, workloads, training, communication, and information flow between functional areas. Management and the Audit Committee also review performance and variance reporting to improve risk management, monitoring and accountability.

In certifying the previous financial statements for fiscal year ended September 30, 2006 and the three month period ended December 31, 2006, the Chief Executive Officer (CEO) and Chief Financial Officer (CFO) acknowledged responsibility for establishing and maintaining the Company's disclosure controls and procedures, and had evaluated, tested, and certified their design and effectiveness, according to MI 52-109, based on the information available at the time.

In that evaluation of disclosure controls, the following deficiencies were identified:

- Education of employees, and
- Control of website updates were non-current and obsolete information was not removed and information was not reviewed for material content.

Although employees have read the Disclosure and Insider Trading Policies, Core Values and Code of Conduct, and Employee and Business Protection Guide, the Company believes that educational sessions for new employees will provide additional assurance that there will be compliance with these policies. This educational process has commenced. A committee was formed and is comprised of representatives of Investor Relations, Communications, Scientific and Regulatory Affairs, Human Resources and Financial departments with the purpose to review, on a regular basis, website updates to mitigate risks of errors or omissions.

Awareness of significant returns subsequent to the original certification of disclosure controls caused the CEO and CFO to reconsider their conclusions on the effectiveness of disclosure controls and procedures. The Chief Executive Officer and Chief Financial Officer proceeded to retest and re-evaluate the disclosure controls and procedures to determine if their conclusions were correct.

In re-evaluating disclosure controls, the following deficiency was identified:

- Non-compliance with policies and procedures in the sub-certification process of the filing of the Company's disclosures, in that material information on the conditions of business contracts and arrangements were not communicated in a timely manner

This deficiency contributed to a weakness in the Company's disclosure controls and procedures, which has now been corrected. Management believes a lack of understanding of the need to properly communicate material agreements appeared to have resulted in incomplete information being provided on the risk of product returns and consumer acceptance, and on sales and vendor agreements, which contributed to the accounting errors in revenue recognition. As discussed under Internal Controls over Financial Reporting, a review process was established to evaluate business arrangements and it is believed that this issue is resolved. Management is committed to implementing the improvements to the disclosure processes and controls. Management will foster a culture of open communication and

accountability in compliance with policies and procedures on a proactive basis. The Disclosure Committee has emphasized to Executive Management the importance of the communication of material information and changes in control systems in a timely manner to the CEO and CFO.

The CEO and CFO have concluded that the Company's disclosure controls and procedures do provide management with a reasonable level of assurance that the information required to disclose continuously in its annual and interim filings and other reports, is recorded, processed, summarized and reported or disclosed on a timely basis. This process continues to be frequently reviewed and refined. The Board of Directors and management are concerned with the above control deficiencies, take these matters very seriously and are determined to ensure correction of these deficiencies that contributed to the need for restatement of the financial statements.

The Enterprise Risk Management Committee and Management continue to monitor the progress and improvements in the design, efficiency and implementation of controls over financial reporting and disclosures, with particular attention to the above internal control deficiencies and weakness. Notwithstanding the foregoing, no assurance can be made that the Company's disclosure controls and procedures will detect or prevent all failures of people within the Company to disclose material information otherwise required to be set forth in the Company's reports.

Risks and Uncertainties

The Company is in the growth stage with its lead natural health products, COLD-fX®, REMEMBER-fX® and CELL-fX®. In order to gain a successful market share, the Company will be required to incur expenditures for marketing, advertising and public awareness programs. Future success is dependent on these activities, together with the effectiveness and safety of the Company's products, regulatory review and approval for its products, the degree of patent protection afforded to particular products and seasonality of demand for its products. The Company has Quality Control and Quality Assurance programs to monitor product quality. The Company also maintains product liability insurance; however, it is possible that this coverage will not provide full protection against all risks.

The Company currently has operations in North America and Europe. The Company is economically dependent, to varying extents, on certain customers and vendors in each of these regions. Political and regulatory environments, economic conditions and other factors may affect revenues and operations. However, these risks may be mitigated by geographic diversification of sales and supply. Entry into new markets will subject the Company to additional risk as supply chains and customer relationships are developed, and consumer acceptance is sought. Risks include, but are not limited to, initial product sales to fill pipeline, replenishment rates, consumer purchases, product returns, inventory levels, and consumer preferences and adoption rates. In entering new markets, retailers may rebalance inventories and request to return stock depending on consumer demand and sell-through rates. There can be no assurance that the Company will be able to cost-effectively operate, generate revenues, generate adequate funds or maintain relationships with such customers, vendors, employees, collaborators and other third parties. The Company mitigates these risks with monitoring of activities, developing and implementing action plans and diversification of vendors and customers to mitigate risk areas.

Expectations about the Company's financial and scientific results could have a significant effect on the trading price of the Company's shares. Certain risks exist in the timing of scientific and regulatory reviews, filings and approvals, and the Company's ability to commercialize products in its pipeline. In this three month period ended, four (2006 – four) major customers accounted for $4.7 million or 56.9% (2006 - $7.5 million or 68.6%) of net product sales.

Prospects for the Company's new technologies and products are uncertain and should be regarded as highly speculative. It is not possible to predict the results of studies or regulatory approvals. If products are approved for sale, there can be no assurance that they will result in significant sales.

Except for historical information, certain matters discussed in this report are by their nature forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made.

Financial risks and risk management

The risks and uncertainties described below are those that the Company currently believes may materially affect its operations. This is not an exhaustive list and can change as the Company develops. Additional risks and uncertainties that the Company is unaware of or currently deems immaterial may become important factors that may materially affect the business. A more comprehensive discussion is available in the Company's Annual Information Form available on SEDAR.

Liquidity risk

Liquidity risk is the risk arising from the inability to meet obligations when they come due in a timely manner. The Company's liquidity strategy is to maintain the capacity to fund assets and repay liabilities in a timely and cost-effective manner under adverse market conditions. This capacity primarily arises from the Company's earnings, issuance ability in the debt and equity markets as well as its ability to generate liquidity from its balance sheet

The Company's strategy is to diversify its sources of funding and allocate its funding activities in accordance with market conditions, relative costs, and other factors. The Company believes that debt and securitization funding, combined with operating and investing activities, will provide sufficient liquidity to meet future funding requirements.

As the Company's operations are seasonal in nature, sales and incoming cash flows are lowest in the third quarter. Customers have exercised the right of return on significant product shipments resulting in the requirement to refund certain existing customer deposits. The Company's short-term cash requirements may exceed cash balances for the last six months of the fiscal year ending September 30, 2007. The availability of cash is dependent upon the earnings, availability of existing or alternate financing facilities, and the timing and extent of product returns and repayment terms. The outcome of these events are difficult to predicted.

Inventory valuation, obsolescence and spoilage risk

The Company's inventories have a finite shelf life (up to five years). Raw materials, work in process and finished goods have expiry dates and are subject to competitive pricing, obsolescence and spoilage. All inventory items are reviewed with the sales and operations groups for obsolescence including products that are discontinued or may not be saleable, or materials that are no longer used in production. These revaluations and allowances are charged to the cost of goods sold as identified or required.

Foreign exchange risk

The Company is exposed to market risk related to operations in foreign countries, and transactions and changes in foreign currencies. These changes could adversely affect the value of the Company's monetary assets and liabilities, as well as impact revenues and earnings. In Canada, the Company's expenditures on goods and services and revenues are primarily in Canadian dollars. In the United States, the Company's expenditures on goods and services and revenues are primarily in U.S. dollars. In Switzerland, the Company's expenditures on goods and services and revenues are primarily in U.S. dollars and to lesser degree Swiss francs.

As of March 31, 2007, the Company has not entered into any forward currency contracts (forwards, futures or options) or other financial derivatives to hedge foreign exchange risk, and therefore is subject to foreign currency transaction and translation gains and losses.

Credit risk

Credit risk arises from the possibility that the entities to which the Company sells products may experience financial difficulty and be unable to fulfill their contractual obligations. This risk is mitigated

by credit management practices that include monitoring of the debtor's payment history and performance. The customer base is comprised of well established, reliable retailers and wholesalers.

Interest rate risk

The Company is exposed to interest rate fluctuations. The Company's investment strategy of cash surpluses is protection of principal as such investments are made on high quality short-term deposits at Schedule "A" banks in the form of term deposits and bankers acceptances. With respect to borrowings, the Company would be exposed to Canadian dollar prime rate fluctuations. The Company currently does not utilize hedging instruments to manage interest rate risk.

Regulatory environment

The Company is subject to extensive laws and regulations in respect of securities, commercial activities, taxation, product quality, processing, labeling, and testing of its products. Changes to these laws and regulations could have a significant impact and can vary by country. There can be no assurance that the Company will be able to comply cost-effectively with future laws and regulations. The Company complies with the guidelines set by regulatory agencies and "Good Manufacturing Practices". The Company also has established and reviews policies and procedures to mitigate risk of non-compliance.

Market risk

In order to gain successful market share, the Company may be required to increase investments in marketing, advertising and public awareness programs. Future success depends on these activities, together with the effectiveness and safety of the Company's products, regulatory review and approval of its products, the degree of patent protection afforded to particular products and seasonality of demand for its products.

Consumer acceptance of the Company's products will depend upon a number of factors, including demonstration of clinical efficacy and safety; scientific and marketing advantages of its products over competitors' offerings; availability of acceptable pricing and adequate third-party reimbursement; and effectiveness of marketing and distribution methods for the products.

The Company may not have all the required clinical data and results to market its product pipeline in any jurisdiction. Current and future clinical or preclinical results may be negative, inconclusive or insufficient to allow the Company to market any of its product candidates. Obtaining data and results may also take longer than planned, or may not be obtained at all.

Critical Accounting Policies and Estimates

Critical accounting policies and estimates are those policies, assumptions and estimates most important in the preparation of the Company's consolidated financial statements. Selection of policies requires Management's subjective and complex judgment from many alternatives and estimates involving matters that are inherently uncertain. Management believes that those policies, assumptions and estimates are reasonable, based on the information available. Those policies, assumptions and estimates affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the period represented.

The preparation of the Company's financial statements requires estimates and judgments that affect the reported amounts of assets, liabilities, equity, and revenues and expenses, and related disclosure of contingencies. Management evaluates the assumptions and estimates, including those related to product sales, bad debts, inventories, deferred costs, investments, intangible assets, accrued liabilities and legal issues. Management bases its estimates on historical experience and on various other assumptions believed to be reasonable under the circumstances. The results of those estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The actual results might differ materially from these estimates under different assumptions or conditions. The methodologies used and assumptions selected by management in making these estimates, as well as the related disclosures, have been reviewed by and discussed with the Audit Committee of the Board of Directors. Management believes the following critical accounting policies affect the more significant judgments and estimates used in the preparation of the consolidated financial statements.

Critical accounting policies and estimates relate to the following:

- Revenue recognition;
- Useful lives and impairment of intangible assets and deferred development costs;
- Contingencies;
- Income taxes;
- Inventory valuation;
- Stock-based compensation; and
- Capitalized interest.

Because of the identified correction in application of the revenue recognition policy, the Company has updated its revenue recognition policy in conjunction with the restatements of fiscal year ended September 30, 2006 and the three month period ended December 31, 2006.

Revenue recognition

The Company recognizes revenue in accordance with the CICA handbook Section 3400 Revenue and Emerging Issues Committee (EIC) Abstract 141 Revenue Recognition. EIC-141 states that revenue recognition should take place when realized or realizable and earned. Revenue recognition occurs upon meeting all of the following criteria:

- Evidence of an arrangement exists;
- Upon delivery of the product or rendering of services;
- The seller's price to the buyer is fixed and determinable; and
- Collection is reasonably assured.

EIC-141 also states that revenue recognition occurs at the time of the sales transactions where the buyer has the right to return the product only if:

(1) The seller's price to the buyer is substantially fixed or determinable at the date of sale;
(2) The buyer has paid the seller, or the buyer is obligated to pay the seller and the obligation is not contingent on resale of the product;
(3) The buyer's obligation to the seller would not be changed in the event of physical destruction, loss or damage of the product;
(4) The buyer acquiring the product for resale has economic substance apart from that provided by the seller;
(5) The seller does not have significant obligations for future performance to directly bring about resale of the product by the buyer; and
(6) The amount of future returns can be reasonably estimated.

The Company recognizes revenues for product sales when the title and risk of ownership transfers to the customer, and the criteria of EIC-141 are satisfied, which is generally at the time of delivery of products to customers. Product sales represent total gross revenues less allowances for customer credits, including estimates of discounts and allowances, rebates, charge-backs, and product returns.

The Company establishes allowances for estimated rebates, charge-backs and product returns based on numerous qualitative and quantitative factors, which include:

- The number of and specific terms of arrangements with customers;
- Estimated levels of inventory in the distribution channel;
- Historical rebates, coupon redemption rates, charge-backs and returns of products;
- Direct communication with customers;
- Anticipated introduction of competitive products;
- Anticipated pricing strategy changes by the Company and/or its competitors;
- Analysis of sales data gathered by a third-party data provider;
- The effect of regulatory changes; and
- The estimated remaining shelf life of products.

The Company uses internal forecasts, historical sales data, information gathered from customers and external data providers and judgment, to determine the estimated amount of product sold to customers, product in the sales channel or customer inventories, and to assess risk of returns. This forecast is based on input from members of the sales, marketing and operations groups. The adjusted forecasts take into account numerous factors including, but not limited to, new product introductions, promotional programs, direct communication with customers and potential product expiry issues. Consistent with industry practice, we periodically offer promotional discounts or allowances to the existing customer base. Where product is sold into new markets, the Company recognizes revenue when the risk of return is substantially eliminated which is based on estimates of sell-through to the end consumer.

Customer discounts and allowances are typically a percentage of the current published list price or may be a fixed amount, and treated as off-invoice allowances. Accordingly, discounts reduce revenue in the period of offering the program. Shipments resulting from these programs generally are not in excess of ordinary levels, therefore, the Company recognizes the related revenue upon delivery and include the shipments in estimating various product related allowances. In the event the Company determines these shipments represent purchases of inventory in excess of ordinary levels for a given wholesaler, an

evaluation of the potential effect of exposure of product returns and a reduction in revenue (and increase to inventory) occurs. Discounts and allowances vary by customer, marketing program and time of the year. Discounts in excess of recognized revenue are charged to advertising and marketing expense following a customer specific analysis.

Recognition of licensing revenues, which are comprised of initial up-front fees and milestone payments from licensing arrangements, is in accordance with EIC-141, Revenue Recognition and EIC-142, Revenue Arrangements with Multiple Deliverables. Recognition of fees at the inception of the agreement for prior research and technology rights occur when the Company has no further involvement or obligation to perform under the arrangement. Initial up-front and milestone payments, that require the Company's continuing involvement, are deferred and amortized into statement of earnings over the estimated period of the Company's participation. The Company's commitment varies by each arrangement based on the ratio of costs expended to total estimated costs required to complete the Company's obligations. Recognition of revenue from performance milestone payments occurs upon achievement of the milestones as specified in the arrangement, provided payment is proportionate to the effort expended as measured by the portion of costs expended to total estimated development costs. Review of the estimates of the period and development costs take place on a regular basis.

Intangible assets and deferred development costs

Intangible assets are presented at cost less accumulated amortization, generally computed using the straight-line method based on estimated useful lives ranging from five to twenty years. The Company amortizes intangible assets on a systematic basis to reflect the pattern in which the economic benefits of the asset are consumed, if that basis can be reliably determined. The expected useful life is the period over which the intangible asset contributes directly or indirectly to future cash flows. Management determines the useful lives of intangible assets based on a number of factors, which include legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the presence of competition. A significant change in these factors may require a revision of the expected remaining useful life of an intangible asset, which could have a material effect on results of operations.

Deferred research and development costs consist of direct and indirect expenditures related to the Company's research and development programs. Expensing of research and development costs takes place in the current period unless they meet generally accepted accounting criteria for deferral and amortization. The Company assesses whether these costs have met the relevant criteria for deferral and amortization at each reporting date. Development costs related to Parathyroid Hypertensive Factor have been deferred and are being amortized over a period of five years. Deferred development costs are subject to the same impairment testing as intangibles.

Typically, the original carrying value of intangible assets and deferred costs is cost less amortization. The recording of those intangible assets acquired through asset acquisitions or business combinations is at fair value based on an allocation of the purchase price.

The Company evaluates intangible assets annually for impairment, or more frequently if events or changes in circumstances indicate that the carrying amounts of these assets may not be recoverable. Impairment testing is an assessment of fair value based on potential indicators of impairment, such as obsolescence, plans to discontinue use or restructure, and poor financial performance compared with

original plans. Impairment exists when the carrying amount of an asset is not recoverable and its carrying amount exceeds its estimated fair value.

For intangible assets, impairment testing uses an income approach. This approach involves a forecast of the estimated future cash flows, adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams. Some of the more significant estimates and assumptions inherent in the income approach include the amount and timing of the future cash flows, and the discount rate used to reflect the risks inherent in the future cash flows. A change in any of these estimates and assumptions could produce a different fair value, which could have a material impact on results of operations. In cases of impairment, management will re-evaluate the remaining useful life of the intangible asset and modify it, as appropriate. This evaluation may include an immediate adjustment to the carrying value and materially affect the results of operations.

Accrued liabilities

The Company engages a significant number of third party service providers, contract manufacturing and logistic organizations. The basis of accruals is estimated expenses and/or inventory production. Where possible, detective controls, such as confirmations, are used to verify significant accruals. For example, the Company requests and verifies the accruals with statements from known, significant vendors and reconciles invoices received subsequent to the period end against those accruals. This accrual depends on the issuance and accuracy of estimates in purchase orders and contracts, and the accuracy of estimates on the percentage of completion and costs incurred to the end of the reporting period.

Contingencies

In the normal course of business, the Company may be subject to loss contingencies, such as claims and assessments arising from litigation and other legal proceedings, contractual commitments and indemnities, product liabilities, and tax matters. The Company is required to accrue for such loss contingencies or expense if it is probable that the outcome will be unfavourable or take place, and if there is a reasonable estimate of the amount of the loss or expense. Evaluation of the Company's exposure to a loss takes into consideration various factors, including the progress of each contingency, experience with similar contingencies, and consultation with specialists and external legal counsel. The Company re-evaluates contingencies as additional information becomes available. Given the uncertainties inherent in complex litigation, regulatory processes and other contingencies, these evaluations can involve significant judgment about future events. The ultimate outcome of any litigation or other contingency may be material to the results of operations, financial position and cash flows.

Income taxes

The Company has operations in various countries that have differing tax laws and rates. Income tax reporting is subject to audit by both domestic and foreign tax authorities.

The provision for income taxes involves a number of estimates and assumptions made by management. The amount of income earned in the various operating jurisdictions and the rate of taxes payable in respect of that income has an effect on the Company's consolidated income tax rate. The Company also enters into many transactions and arrangements in the ordinary course of business in which the tax treatment is not entirely certain and involves many taxation jurisdictions. As a result, management must

make estimates and judgments based on knowledge and understanding of domestic and international tax rules in determining the consolidated tax provision. For example, certain countries in which the Company operates could seek to tax a greater share of income than has been provided for by the Company. The outcome of any audits by taxation authorities may differ from the estimates and assumptions used in determining our consolidated income tax provisions and accruals. These assessments could have a material effect on the Company's consolidated income tax provision and results of operations, financial position and cash flows for the period in which the tax authorities make such a determination. The Company may make a valuation allowance on deferred tax assets primarily relating to operating losses, future tax depreciation and tax credit carry forwards. Management assumes that these deferred tax assets are more likely than not, to remain unrealized. Management must exercise significant judgment to determine the appropriate amount of valuation allowance to record. Changes in the valuation allowance could materially increase or decrease the provision for income taxes in a period and affect the results of operations.

Inventory valuation

Inventories of finished goods and product shipped with right-of return are presented at the lower of cost or net realizable value. The cost of inventory includes direct materials and labour costs, on a weighted average basis for the production lot. The net realizable value of inventory is determined by the estimated selling price of the products in the normal course of business less the cost of the inventory and estimated costs necessary to complete a sale. Determination of net realizable value is also based on, but not limited to, internal forecasts, historical sales data, input from members of the sales, marketing and operations groups, expiry dates and planned promotional programs. If the costs exceeds estimated net realizable value, the Company records allowances and continues to assess these allowances on a quarterly basis. All inventory items are also reviewed with members of the operations group for obsolescence including products that are no longer sold or saleable, or materials that are no longer used in production. These products and materials are expensed as identified or required.

The Company utilizes information gathered from customers and external data providers, sales estimates and judgment to determine the volume of product shipped with right-of-return. This product is within the customer's possession but is included in the Company's inventory as the related revenue has not been recognized and the customer has the ability to return the product. Management estimates that display and packaging materials will not be recoverable in the event of a return and expenses these materials when the product is shipped.

Stock-based compensation

The Company has adopted the fair value-based method for recognizing stock-based compensation. The Company uses the Black-Scholes option-pricing model to calculate stock option values, which requires certain assumptions related to the expected life of the option, forfeiture rate, future stock-price volatility, risk-free interest rate, and dividend yield. The expected life of an option is based on the maximum eight years vesting period of the stock option plan. The basis of future stock-price volatility is historical volatility of the Company's common shares over the expected life of the option. The basis of the risk-free interest rate is the zero-coupon Canadian government bond rate with a term equal to the expected life of the option. The basis of the dividend yield is on the option's exercise price and expected annual dividend rate at the time of grant. The Company has not paid dividends in the past three years, nor has any plans to pay dividends. Changes to any of these estimates or assumptions, or the use of a different option-pricing

model could produce a different fair value for stock-based compensation expense, which could have a material effect on the results of operations.

Capitalized interest

The Company has modified its capitalization policy to include interest incurred on the construction of the related asset. Interest costs were capitalized on the land lease in fiscal year 2006.

Recent Accounting Pronouncements

Financial instruments

On October 1, 2006, the Company adopted the following Canadian Institute of Chartered Accountants (CICA) accounting recommendations for the recognition, presentation and disclosure of financial instruments:

- CICA Handbook Section 3855 "Financial Instruments – Recognition and Measurement"
- CICA Handbook Section 3862 "Financial Instruments – Disclosures"
- CICA Handbook Section 3863 "Financial Instruments – Presentation"
- CICA Handbook Section 1530 "Comprehensive Income"
- CICA Handbook Section 3251 "Equity"

Under the new standards, all financial assets on acquisition must be classified as held-to-maturity, loans and receivables, held-for-trading or available-for-sale, and all financial liabilities at inception, must be classified as held-for-trading or other. All financial instruments are initially recorded on the balance sheet at fair value and if classified as loans and receivables, or held for trading, changes in fair value are included in earnings. For those instruments classified as available-for-sale and for derivative financial instruments designated as hedges, changes in fair value will be included in other comprehensive income. Other comprehensive income and its components are presented in a separate financial statement that is displayed with the same prominence as other financial statements.

Non-GAAP Financial Measures and Reconciliations

Generally, a non-generally accepted accounting principles (non-GAAP) financial measure is a numerical measure of a company's performance, financial position or cash flows that either excludes or includes amounts, not normally excluded or included in the most directly comparable measure calculated and presented in accordance with GAAP. EBITDA and cash flow prior to working capital changes are not measures of financial performance (nor do they have standardized meanings) under Canadian GAAP. In evaluating these measures, investors should consider that the methodology applied in calculating such measures may differ among companies and analysts.

The Company uses both GAAP and certain non-GAAP measures to assess performance. Management believes these non-GAAP measures provide useful supplemental information to investors in order that they may evaluate CV Technologies Inc.'s financial performance using the same measures as management. The Company's management believes that, as a result, information provided to the investor is more transparent in assessing the financial performance of the Company. Investors should not consider these non-GAAP financial measures as a substitute or superior to the measures of financial performance prepared in accordance with GAAP.

EBITDA

The definition of EBITDA is earnings before interest, income taxes, depreciation and amortization. The Company uses EBITDA as a supplemental financial measure of its operational performance. Management believes EBITDA to be an important measure as it excludes the effects of items, which primarily reflect the impact of long-term investment decisions, rather than the performance of the Company's day-to-day operations. As compared to net earnings according to GAAP, this measure is limited in that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the Company's business. Management evaluates such items through other financial measures such as capital expenditures and cash flow provided by operating activities. The Company believes that this measurement is useful to assess a company's ability to service debt and to meet other payment obligations or as a valuation measurement.

The following is a reconciliation of EBITDA to net earnings, the most directly comparable financial measure calculated and presented in accordance with Canadian GAAP.

EBITDA (in thousands)	Quarter 2 Mar 31, 2007	Quarter 2 Mar 31, 2006	Year to Date Mar 31, 2007	Year to Date Mar 31, 2006	Fiscal Year Sep 30, 2006 Restated
Net earnings (loss)	(3,296)	987	(6,880)	5,403	639
Current income taxes	(56)	1,090	4,775	2,998	3,301
Future income taxes	1,229	10	(759)	1,149	200
Amortization of deferred costs	90	90	181	181	362
Amortization of patents, registered trademarks, property, plant and equipment	97	65	206	129	312
Interest expense	37	8	55	15	61
Interest revenue	(131)	(132)	(214)	(180)	(411)
EBITDA	(2,030)	2,118	(2,636)	9,695	4,464

Working capital

The definition of Working Capital is current assets less current liabilities. The Company uses working capital as a supplemental financial measure of its liquidity and operational performance.

Working Capital (in thousands)	Year to Date Mar 31, 2007	Year to Date Mar 31, 2006	Fiscal Year Sep 30, 2006 Restated	Fiscal Year Sep 30, 2005
Current assets	38,052	31,231	35,247	20,734
Current liabilities	30,398	7,236	18,862	3,806
Working capital	7,654	23,995	16,385	16,928

Cash flow

Below is a reconciliation of "cash flow prior to working capital changes" to cash provided by operating activities, the most directly comparable financial measure calculated and presented in accordance with Canadian GAAP.

The Company uses cash flow prior to working capital changes as a supplemental financial measure in its evaluation of liquidity. Management believes that adjusting principally for the swings in non-cash working capital items due to seasonality assists management in making long-term liquidity assessments. The Company also believes that this measurement is useful as a liquidity or valuation measurement.

Cash Flow Prior Working Capital Changes (in thousands)	Quarter 2 Mar 31, 2007	Quarter 2 Mar 31, 2006	Year to Date Mar 31, 2007	Fiscal Year Sep 30, 2006
Cash flow prior to working capital changes	**(1,253)**	**2,091**	**(6,009)**	**4,226**
Accounts receivable	2,714	2,613	2,593	(414)
Inventory	450	(1,081)	(1,794)	(10,789)
Prepaid expenses	(109)	504	404	(1,149)
Prepaid intra-group tax asset	52		104	(2,644)
Accounts payable and accruals	(6,592)	(1,235)	(698)	7,822
Income taxes payable	(1,501)	1,086	(3,164)	5,234
Customer deposits	(73)		15,643	1,774
Deferred revenue		20	30	120
Changes in non-cash working capital	**(5,059)**	**1,907**	**13,118**	**(46)**
Cash provided by operating activities	**(6,312)**	**3,998**	**7,109**	**4,180**

Glossary

Term	Definition
ASC	Alberta Securities Commission
BCSC	British Columbia Securities Commission
CBP	See ChemBioPrint
ChemBioPrint	A discovery and standardization platform used by the Company's scientists to identify the chemical profile and biological activity of natural products
CICA	Canadian Institute of Chartered Accountants
Company	CV Technologies Inc. which is the reporting issuer
CTO	Cease Trade Order
CVT-E002	Active ingredient in COLD-fX®
CVQ	Trading symbol for CV Technologies Inc. which is the reporting issuer
DIN	Drug Identification Number
FDA	U.S. Food and Drug Administration; the U.S. government body responsible for food (Dietary Supplements) drugs, medical devices, biologics, animal feed and drugs, cosmetics, radiation-emitting products, and combination products. CDER, the Center for Drug Evaluation and Research, is the division of the FDA responsible for drug approvals and the clinical trials on drugs. CFSAN, Center for Food Safety and Applied Nutrition, is the division of the FDA responsible for dietary supplements.
HT1001	Active ingredient in REMEMBER-fX®
HUMC	Hackensack University Medical Centre, New Jersey
ICTO	Interim Cease Trade Order
MD&A	Management's Discussion and Analysis
NHPD	Natural Health Products Directorate
NIH	National Institutes of Health: The National Institutes of Health (NIH), a part of the U.S. Department of Health and Human Services, is the primary Federal agency for conducting and supporting medical research.

NK	Natural Killer (cells)
NPN	Natural Product Number
OSC	Ontario Securities Commission
OTC	OTC drug/product: Over-The-Counter drug; a drug approved for sale by the FDA or Health Canada that does not require a Doctor's prescription to be purchased. It is available for self-care.
Phase I	Phase I of Clinical Development (as defined by the U.S. FDA for use in drug development): Phase I starts with the initial administration of an investigational new drug into humans. Studies in this phase of development usually have nontherapeutic objectives (no efficacy endpoints for the trial) and may be conducted in healthy volunteer subjects. Studies conducted in Phase I typically involve one or a combination of the following aspects: (a) safety and tolerability (b) pharmacokinetics including absorption, distribution, metabolism and excretion (c) early measurement of efficacy if performed in patients.
Phase II	Phase II of Clinical Development (as defined by the U.S. FDA for use in drug development): A therapeutic exploratory phase where efficacy in disease populations is determined. Phase II is usually considered to start with the initiation of studies in which the primary objective is to explore therapeutic efficacy in patients. An important goal for this phase is to determine the dose and regimen for Phase III trials. Additional objectives of clinical trials conducted in Phase II may include evaluation of potential study endpoints, therapeutic regimens (including concomitant medications), and target populations for further study in Phase II or III.
Phase III	Phase III of Clinical Development (as defined by the U.S. FDA for use in drug development): Studies in Phase III are designed to confirm the preliminary evidence accumulated in Phase II that a drug is safe and effective for use in the intended indication and recipient population. These studies are intended to provide an adequate basis for marketing approval in the U.S. for a drug. Studies in Phase III may also further explore the dose-response relationship, or explore the drug's use in wider populations, in different stages of disease, or in combination with another drug.
QA	Quality assurance: All the planned and systematic activities applied within the quality system to provide adequate confidence that the predetermined standards for quality and safety will be met.
QC	Quality control: The testing of the product to ensure it meets the standards established by quality assurance.
Sales	Product sales and revenues include reductions for sales discounts and allowances

SEDAR	System for Electronic Data Access and Retrieval (www.sedar.com)
PHF	Parathyroid Hypertensive Factor
POS	Point of Sale refers to the retail sale of product to consumers or end user.
RSV	Respiratory Syncytial Virus

System for Electronic Document Analysis and Retrieval

Project Detail for Project #: (01118989)

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

Other Issuer Cover Page

Project #: 01118989

Filing Type: Interim MD&A

Issuer Name: 00010701 CV Technologies Inc.

Filing Subscriber Name: Blake, Cassels & Graydon LLP - Calgary

Financial Period Ended: 03/31/2007

Financial Period Date Relates to: 2nd quarter (6 mos.) ended

Subscriber Information

Contact

Contact: Ainsley Rice (N. Chernenkoff)

Tel: (403)260-9781 **Ext:**
Fax: (403)260-9700

Email ID: ainsley.rice@blakes.com

Subscriber

Company Name: Blake, Cassels & Graydon LLP - Calgary

User Name:

Userid: bcgf0330

Recipient Agencies List

Recipient Agencies	Principal
British Columbia	
Alberta (ASC)	X
Ontario	

System for Electronic Document Analysis and Retrieval

Project Detail for Project #: (01118989)

Recipient Agencies List (continued)

Recipient Agencies	Principal

Status List

Recipient Agencies	Status	Date / Time
British Columbia	Filed with SEDAR	06/14/2007 18:22:15
Alberta (ASC)	Filed with SEDAR	06/14/2007 18:22:15
Ontario	Filed with SEDAR	06/14/2007 18:22:15

Submission List

Submission #	Submission Type	Date / Time
00000001	Interim MD & A	06/14/2007 18:22:15
00000002	Amended Interim MD&A	06/14/2007 18:50:27

Document List

MD&A (amended) - English
Access Public
Submission # 00000002
Client File Name C:\A-SEDAR\CVT\MDA-Q2-Amended.pdf

CFO Certification
Form 52-109F2 *Certification of Interim Filings*

I, **Gordon A. Brown, Chief Financial Officer, CV Technologies Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of CV Technologies Inc., (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

June 14, 2007

(signed) Gordon A. Brown

Gordon A. Brown, CGA
Chief Financial Officer

CEO Certification
Form 52-109F2 *Certification of Interim Filings*

I **Dr. Jacqueline J. Shan, Chief Executive Officer, CV Technologies Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of CV Technologies Inc., (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: June 14, 2007

(signed) Jacqueline J. Shan

Jacqueline J. Shan, PhD., DSc.
Chief Executive Officer

System for Electronic Document Analysis and Retrieval

Project Detail for Project #: (01118994)

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

Other Issuer Cover Page

Project #: 01118994

Filing Type: Interim Certificates

Issuer Name: 00010701 CV Technologies Inc.

Filing Subscriber Name: Blake, Cassels & Graydon LLP - Calgary

Financial Period Ended: 03/31/2007

Financial Period Date Relates to: 2nd quarter (6 mos.) ended

Subscriber Information

Contact

Contact: Ainsley Rice (N. Chernenkoff)

Tel: (403)260-9781 **Ext:**
Fax: (403)260-9700

Email ID: ainsley.rice@blakes.com

Subscriber

Company Name: Blake, Cassels & Graydon LLP - Calgary

User Name:

Userid: bcgf0330

Recipient Agencies List

Recipient Agencies	Principal
British Columbia	
Alberta (ASC)	X
Ontario	

System for Electronic Document Analysis and Retrieval

Project Detail for Project #: (01118994)

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

Recipient Agencies List (continued)

Recipient Agencies	Principal

Status List

Recipient Agencies	Status	Date / Time
British Columbia	Filed with SEDAR	06/14/2007 18:28:08
Alberta (ASC)	Filed with SEDAR	06/14/2007 18:28:08
Ontario	Filed with SEDAR	06/14/2007 18:28:08

Submission List

Submission #	Submission Type	Date / Time
00000001	Interim Certificates	06/14/2007 18:28:08

Document List

Form 52-109F2 - Certification of Interim Filings - CEO
Access Public
Submission # 00000001
Client File Name C:\A-SEDAR\CVT\CEO-Cert-Q2Fin.pdf

Form 52-109F2 - Certification of Interim Filings - CFO
Access Public
Submission # 00000001
Client File Name C:\A-SEDAR\CVT\CFO-Cert-Q2Fin.pdf

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

CV Technologies Inc.
Interim Consolidated Financial Statements
Six month period ended March 31, 2007

CV Technologies Inc.
Consolidated Statements of Loss

(Unaudited)

	Three month period ended March 31		Six month period ended March 31	
	2007	2006	2007	2006
Product sales	$ 7,849,681	$ 10,914,966	$ 30,464,361	$ 29,855,240
Cost of goods sold	2,281,002	2,661,575	8,185,281	8,187,436
Gross margin	5,568,679	8,253,391	22,279,080	21,667,804
Operating expenses				
Advertising and marketing	3,821,746	2,067,162	14,679,437	4,659,408
Salaries and employee benefits	1,270,287	828,906	2,696,786	1,443,184
Contracting, consulting and professional fees	812,052	943,038	3,081,540	1,505,755
Research and development	716,225	542,961	1,451,429	1,646,939
Administration, occupancy and insurance	697,748	752,553	1,308,282	1,157,389
Stock-based compensation	627,166	939,302	1,244,912	1,516,923
Amortization of patents, registered trademarks and property and equipment	97,161	65,010	206,447	129,150
Amortization of deferred development costs	90,400	90,400	180,800	180,800
Interest and bank charges	36,737	8,003	54,720	14,999
Loss on foreign exchange	14,400	6,975	73,663	30,289
Bad debts (recovery)	(16,906)	28,566	53,128	12,273
	8,167,016	6,272,876	25,031,144	12,297,109
(Loss) earnings before other revenue, other expense and income taxes	(2,598,337)	1,980,515	(2,752,064)	9,370,695
Other revenue and expense				
Interest revenue	130,585	132,580	214,329	179,965
Foreign currency translation adjustment (Note 17)	340,476	-	(317,235)	-
Other items	4,577	(25,792)	(8,711)	(597)
	475,638	106,788	(111,617)	179,368
(Loss) earnings before income taxes	(2,122,699)	2,087,303	(2,863,681)	9,550,063
Income taxes				
Current (recovery) (Note 16)	(56,387)	1,089,734	4,775,295	2,998,034
Future (recovery) (Note 16)	1,229,424	10,129	(759,103)	1,148,853
	1,173,037	1,099,863	4,016,192	4,146,887
Net (loss) earnings	$ (3,295,736)	$ 987,440	$ (6,879,873)	$ 5,403,176
(Loss) earnings per share (Note 13)				
Basic (loss) earnings per share	$ (0.03)	$ 0.01	$ (0.07)	$ 0.05
Diluted (loss) earnings per share	$ (0.03)	$ 0.01	$ (0.07)	$ 0.05

See accompanying notes to the consolidated financial statements

CV Technologies Inc.
Consolidated Statements of Deficit

(Unaudited)

	Three month period ended March 31		Six month period ended March 31	
	2007	2006	2007	2006
Deficit, beginning of period	$ (8,962,516)	$ (1,601,659)	$ (5,378,379)	$ (6,017,395)
Net (loss) earnings	(3,295,736)	987,440	(6,879,873)	5,403,176
Deficit, end of period	$ (12,258,252)	$ (614,219)	$ (12,258,252)	$ (614,219)

See accompanying notes to the consolidated financial statements

CV Technologies Inc.
Consolidated Balance Sheets

	March 31, 2007 (Unaudited)	September 30, 2006 (Audited) Restated
Assets		
Current		
Cash and cash equivalents	$ 11,430,950	$ 7,913,281
Accounts receivable	4,114,678	6,707,356
Inventory (Note 3)	20,219,321	18,425,505
Prepaid expenses and deposits	795,151	1,199,524
Future income taxes (Note 16)	1,492,030	1,001,590
	38,052,130	35,247,256
Patents and registered trademarks (Note 4)	831,492	873,730
Property, plant and equipment (Note 5)	6,836,598	3,192,172
Deferred development costs (Note 2)	994,403	1,175,204
Prepaid intra-group tax asset (Note 6)	2,539,840	2,643,506
	$ 49,254,463	$ 43,131,868
Liabilities		
Current		
Accounts payable and accruals	$ 10,901,950	$ 11,600,073
Customer deposits on product shipped with right-of-return (Note 8)	17,416,142	1,773,559
Current income taxes payable	2,069,712	5,233,698
Current portion of obligations under capital leases (Note 9)	6,468	14,114
Current portion of lease inducements	3,923	3,923
Future income taxes (Note 16)	-	237,347
	30,398,195	18,862,714
Future income taxes (Note 16)	81,482	112,800
Deferred revenue (Note 10)	180,000	150,000
Obligations under capital leases (Note 9)	493,583	471,298
Lease inducements	8,482	10,444
	31,161,742	19,607,256
Shareholders' Equity		
Share capital (Note 11)	22,764,098	22,433,106
Contributed surplus (Note 12)	7,586,875	6,469,885
Deficit	(12,258,252)	(5,378,379)
	18,092,721	23,524,612
	$ 49,254,463	$ 43,131,868

Commitments (Note 20)

See accompanying notes to the consolidated financial statements

CV T[illegible]

Consolidated Statements of Cash Flows

	Three months ended March 31		Six months ended March 31	
	2007	2006	2007	2006
Operating				
Net (loss) earnings	$ (3,295,736)	$ 987,440	$(6,879,873)	$ 5,403,176
Items not affecting cash				
Stock-based compensation	627,166	939,302	1,244,912	1,516,923
Future income taxes	1,229,424	10,129	(759,103)	1,148,853
Amortization of deferred development costs	90,400	90,400	180,800	180,800
Amortization of patents, registered trademarks and property and equipment	97,161	65,010	206,447	129,150
Lease inducement	(981)	(980)	(1,962)	1,566
	(1,252,566)	2,091,301	(6,008,779)	8,380,468
Change in non-cash operating working capital				
Accounts receivable	2,713,699	2,613,165	2,592,678	4,664,051
Inventory	450,533	(1,081,504)	(1,793,816)	(141,389)
Prepaid expenses and deposits	(108,922)	504,106	404,373	(487,985)
Prepaid intra-group tax asset	51,833	-	103,666	-
Accounts payable and accruals	(6,591,706)	(1,234,570)	(698,129)	728,230
Customer deposits on product shipped with right-of-return	(72,903)	-	15,642,583	
Current income taxes payable	(1,501,662)	1,085,919	(3,163,986)	2,287,942
Deferred revenue	-	20,000	30,000	140,000
	(6,311,694)	3,998,417	7,108,590	15,571,317
Financing				
Repayment of obligations under capital leases	(4,327)	(6,161)	(9,011)	(12,107)
Issuance of share capital	18,105	158,650	203,070	185,490
	13,778	152,489	194,059	173,383
Investing				
Purchase of property and equipment	(2,166,903)	(247,491)	(3,787,519)	(388,878)
Disposal (purchase) of patents and registered trademarks	10,945	(7,580)	2,539	(33,944)
	(2,155,958)	(255,071)	(3,784,980)	(422,822)
(Decrease) increase in cash and cash equivalents	(8,453,874)	3,895,835	3,517,669	15,321,878
Cash and cash equivalents:				
Beginning of period	19,884,824	17,378,024	7,913,281	5,951,981
End of period	$ 11,430,950	$ 21,273,859	$11,430,950	$ 21,273,859

Supplemental cash flow information (Note 14)

See accompanying notes to the consolidated financial statements

1. Nature of operations

CV Technologies Inc. is a publicly owned company that develops and sells biopharmaceutical and health supplement products. It is incorporated under the Business Corporations Act (Alberta), and trades on the Toronto Stock Exchange under the symbol "CVQ". The head office and research centre is located in Edmonton, Alberta, Canada.

The Company has subsidiary companies incorporated and operating in the United States, Switzerland and Canada. COLD-fX Pharmaceuticals (USA) Inc. is incorporated in Delaware, United States with an office in Chicago, Illinois. fX Life Sciences International GmbH is incorporated under the Swiss Code of Obligations with an office in Zug, Switzerland. CVT Capital Inc. is incorporated under the Business Corporations Act (Alberta) with operations in Edmonton, Alberta, Canada.

2. Summary of significant accounting policies

The unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP). The unaudited interim consolidated financial statement use the same accounting policies and methods of application as the audited consolidated financial statements for the year ended September 30, 2006 with exception for adoption of new CICA standards as noted in the Financial Instruments section below. These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended September 30, 2006.

Principles of consolidation

The consolidated financial statements include the assets, liabilities, and result of operations, after the elimination of intercompany transactions and balances of the Company, its wholly owned subsidiaries; COLD-fX Pharmaceuticals (USA) Inc., fX Life Sciences International GmbH, CVT Capital Inc. and ChemBioPrint Asia Limited and its 60% joint venture interest in Vet Ex Inc.

Use of estimates

In preparing financial statements in conformity with Canadian generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Significant estimates made by management include provisions for customer discounts, allowances and returns, the realizability of future income taxes, useful lives of long-lived assets, the expected future cash flows used in evaluating long-lived assets for impairment, percentage completion of contracted service expenditures and stock based compensation fair values. On an ongoing basis, management reviews its estimates to ensure that these estimates appropriately reflect changes in the Company's business and new information as it becomes available. Actual results could differ from the estimates and assumptions used.

2. Summary of significant accounting policies (cont'd)

Translation of foreign currencies

The financial statements of the Company's operations are reported in Canadian dollars. The US dollar is the currency of measurement for the Company's investment in fX Life Sciences International GmbH and COLD-fX Pharmaceuticals (USA) Inc. These subsidiaries are integrated foreign operations which are translated using the temporal method, whereby monetary assets and liabilities are translated at the exchange rate prevailing at the balance sheet date, non-monetary assets and liabilities are translated at the rate in effect when the assets were acquired or liabilities were assumed. Under the temporal method, revenue and expenses are translated at the average exchange rates in effect on the transaction date with exception of amortizing and expensing non-monetary items such as inventory, prepaid expenses and deposits, property and equipment and patents and trademarks. These items are translated at the exchange rate in effect when the assets were acquired. The resulting exchange gains or losses are included in the determination of earnings.

Revenue recognition

Revenue from the sale of goods is recognized when all of the following criteria have been met: 1) evidence of a sales arrangement exists; 2) title of goods has passed to the customer, which is generally at the time the goods are delivered; 3) the sales price is fixed and determinable; and 4) returns can be reasonably estimated or the right of return has expired.

Provisions for estimated returns are made when revenue is recognized. When future returns cannot be reasonably estimated, revenue is not recognized until the risk of return has been substantially eliminated. Product shipped where the risk of return cannot be estimated is included in inventory as "product shipped with right-of-return" (see Note 3). If customer payment has been received for product shipped with right-of-return, the Company records the payment as a customer deposit (see Note 8).

Customer discounts, rebates and incentive allowances which do not result in a sufficiently separable benefit from the sale are recorded as a reduction in revenue. For discounts, rebates and incentive allowances to be sufficiently separable from the sale of the goods, the benefit must be identifiable, available from a party other than a purchaser of the Company's products and the fair value must be reasonably estimated. If discounts, rebates and/or incentive allowances result in negative revenue for a specific customer since inception of the overall consolidated relationship, the amount of the cumulative shortfall is classified as an advertising and marketing expense.

Customer discounts, rebates and incentive allowances are recognized at the later of the date on which the Company recognizes the related revenue or the date the Company offers the discount, rebate or incentive. If the related revenue is not recognized and the discount is not recoverable in the event of return, the discount is recognized at the later of the date on which the specific activity occurs or the customer recognizes the discount, rebate or incentive allowance.

CV Technologies Inc.

Notes to the Interim Consolidated Financial Statements

(Unaudited)

2. Summary of significant accounting policies (cont'd)

Cash and cash equivalents

Cash includes balances with banks, net of outstanding cheques and short term liquid investments with maturities of less than 90 days.

Inventory

Inventories of finished goods and product shipped with right-of-return are valued at the lower of cost or net realizable value. For product shipped with right-of-return, displays and packaging materials normally included in the value of the inventory, which the Company does not expect to recover in the event of return, are expensed when the product is initially shipped to the customer. Inventories of work in progress, raw materials and supplies are valued at the lower of cost or replacement value. Costs include direct materials and labor and are determined on a weighted average basis. Inventory is reviewed for obsolescence on an item-by-item basis, obsolete inventory is written off to cost of goods sold.

Patents and registered trademarks

Patents and registered trademarks are recorded at cost and are amortized on a straight-line basis over the estimated useful life of 20 and 10 years respectively.

Property, plant and equipment

Property, plant and equipment are recorded at cost and amortization is provided for using the following methods and rates:

Lab equipment	20%, declining balance
Computer hardware	20%, declining balance
Furniture and equipment	20 - 30%, declining balance
Computer software	50%, declining balance
Leasehold improvements	Straight-line over term of lease
Automobiles	30%, declining balance
Equipment under capital leases	20%, declining balance

Additions and improvements are capitalized while repairs and maintenance are charged to expense as incurred. Costs are capitalized on properties which are under development, including all expenditures incurred in connection with the acquisition, development and construction. These expenditures consist of all direct costs, interest on debt that is related to these assets and certain administrative expenses. Amortization of this asset commences when the property is complete and available for use.

2. Summary of significant accounting policies (cont'd)

Deferred development costs

Development costs are capitalized for clearly defined, technically feasible technologies which management intends on producing and promoting to an identified future market. Resources exist or are expected to be available to complete the project. The costs deferred are for clinical studies related to the development of Parathyroid Hypertensive Factor technology related to cardiovascular therapies. Amortization of development costs commenced at the start of commercial production of the product during the fiscal year ended September 30, 2005. The costs are amortized on a straight-line basis over a 5 year period based on recoverability of unamortized deferred development costs. During the three and six month periods ended March 31, 2007, $90,400 and $180,800, respectively (2006 - $90,400 and $180,800) was expensed as amortization on deferred development costs.

The recoverability of unamortized deferred development costs are evaluated, at least on an annual basis based on projected future revenues net of associated costs, on a product-by-product basis. When such review indicates that estimated future cash flows associated with these deferred costs would not be sufficient to recover their carrying value, the excess of the carrying value over estimated recoverable amount will be recognized as an impairment loss and charged to expense in the period that impairment has been determined.

Prepaid intra-group tax assets

When an asset is transferred between enterprises within the consolidated group of companies resulting in prepayment of taxes by the transferor, the resulting expenses are recorded as a prepaid intra-group tax asset and amortized over the useful life of the transferred asset.

Research and development

Research and development expenditures (except for property, plant and equipment) are charged to expenses as incurred unless a development project meets the Canadian generally accepted accounting criteria for deferral and amortization. Research and development costs include the following direct operating expenses: salaries and benefits, administration, occupancy and insurance, and contracting, consulting and professional fees.

Investment tax credits

Investment tax credits relating to qualifying scientific research and experimental development expenditures that are recoverable in the current year are accounted for as a reduction in the related expenditures. Investment tax credits not recoverable in the current period are accrued provided there is reasonable assurance that the credits will be realized.

Lease inducement

The Company recognizes rental expense on premises on a straight line basis over the initial term of the lease. Lease inducements received by the Company as free rent periods are deferred and amortized on a straight-line basis over the term of the lease as a reduction in rental expense.

2. Summary of significant accounting policies (cont'd)

Financial instruments

On October 1, 2006, the Company adopted the following Canadian Institute of Chartered Accountants (CICA) accounting recommendations for the recognition, presentation and disclosure of financial instruments:

- CICA Handbook Section 3855 "*Financial Instruments – Recognition and Measurement*"
- CICA Handbook Section 3862 "*Financial Instruments – Disclosures*"
- CICA Handbook Section 3863 "*Financial Instruments – Presentation*"
- CICA Handbook Section 1530 "*Comprehensive Income*"
- CICA Handbook Section 3251 "*Equity*"

Under the new standards, on acquisition, all financial assets must be classified as held-to-maturity, loans and receivables, held-for-trading or available-for-sale and at inception, all financial liabilities must be classified as held-for-trading or other. The Company has classified cash and cash equivalents as held for trading; accounts receivable is classified as loans and receivables; accounts payable and obligations under capital leases have been classified as other liabilities.

All financial instruments are initially recorded on the balance sheet at fair value and if classified as loans and receivables or held for trading, changes in fair value are included in earnings. For those instruments classified as available-for-sale and for derivative financial instruments designated as hedges, changes in fair value will be included in other comprehensive income. Other comprehensive income and its components are presented in a separate financial statement and included directly in equity as accumulated other comprehensive income. A statement of comprehensive income has not been presented as no components of comprehensive income have been identified and therefore have not affected the current or comparative period balances on the consolidated financial statements.

Under section 3855, transaction costs incurred upon the issuance of debt instruments or modification of financial liabilities are now deducted from the related liability and are amortized using the effective interest method over the expected life of the liability. The adoption of this standard did not have an impact on the consolidated financial statements.

a) Fair value

The Company's financial instruments include cash, accounts receivable, accounts payable, customer deposits on products shipped with right-of-return and obligations under capital leases. The fair value of financial instruments represents the amounts that would have been received from or paid to counterparties, calculated at the reporting date, to settle these instruments. The fair values of all financial instruments approximate their carrying values because of the short maturities of these instruments. The fair values of other financial instruments reflect the Company's best estimate and are based on the Company's valuation techniques or models to estimate fair values.

b) Interest rate risk

Finance facilities and bank indebtedness are subject to interest rate cash flow risk as the required cash flow to service the debt will fluctuate as a result of the changing prime interest rate.

2. Summary of significant accounting policies (cont'd)

Financial instruments (cont'd)

c) Foreign currency risk

The Company has assets and liabilities that are denominated in foreign currencies and thus is exposed to the financial risk of earnings fluctuations arising from changes in foreign exchange rates and the degree of volatility of these rates. The Company does not currently use derivative instruments to reduce its exposure to foreign currency risk.

d) Credit risk

The Company's exposure to credit risk relates to accounts receivable and arises from the possibility that a counterparty does not fulfil its obligations. This is minimized through a customer base predominantly comprised of well established, reliable retailers and wholesalers, a program of credit evaluation of new customers, and limits on the amount of credit extended as deemed necessary. The Company performs continuous evaluation of its accounts receivable and records an allowance for doubtful accounts as required. Included in accounts receivable is an allowance for doubtful accounts of $110,839 at March 31, 2007 (September 30, 2006 - $59,232).

e) Liquidity risk

The Company's exposure to liquidity risk is dependent on sale of inventory, collection of accounts receivable or raising of funds to meet commitments and sustain operations. The Company manages liquidity risk by management of working capital, cash flows and availability of borrowing facilities.

Impairment of long-lived assets

Impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets and other assets subject to amortization, is recognized when the carrying amount of an asset may not be recoverable. Recoverability is determined by comparing the carrying amount of the asset to the undiscounted future cash flows expected from use and eventual disposition of the asset. When the carrying amount of the asset is less than the undiscounted future cash flows, the asset is measured at its fair value and presented in the balance sheet at the lower of the fair value or carrying amount.

Earnings per share

The computation of basic earnings per share has been calculated using the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that would occur if stock options and warrants were exercised. The Company uses the treasury method for outstanding options and warrants which assumes that all outstanding stock options and warrants with an exercise price below the average market prices are exercised and assumed proceeds are used to purchase the Company's common shares at the average market price during the year.

2. Summary of significant accounting policies (cont'd)

Income taxes

Income taxes have been accounted for using the liability method of tax allocation. Under this method, future tax assets and liabilities are determined based on differences between the accounting and income tax bases of an asset or liability. These are measured using the substantively enacted tax rates, regulations and laws of Canadian, United States and Swiss tax jurisdictions that are anticipated to be in effect when the differences are expected to reverse.

Stock-based compensation

The Company recognizes the compensation cost of stock options granted to employees, officers, directors and non-employees. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model. The fair value of granted options is expensed over the vesting period with a corresponding increase to contributed surplus.

3. Inventory

Inventory is comprised of the following:

	March 31, 2007	September 30, 2006
Finished goods	$ 9,182,882	$ 10,587,148
Product shipped with right of return	3,036,822	1,486,611
Work-in-progress	4,201,641	4,491,649
Supplies	2,261,549	1,557,316
Raw materials	1,536,427	302,781
	$ 20,219,321	$ 18,425,505

4. Patents and registered trademarks

March 31, 2007	Cost	Accumulated Amortization	Net Book Value
Patents	$ 1,252,843	$ 547,096	$ 705,747
Registered trademarks	208,757	83,012	125,745
	$ 1,461,600	$ 630,108	$ 831,492

September 30, 2006	Cost	Accumulated Amortization	Net Book Value
Patents	$ 1,258,660	$ 515,566	$ 743,094
Registered trademarks	205,472	74,836	130,636
	$ 1,464,132	$ 590,402	$ 873,730

4. Patents and registered trademarks (cont'd)

During the three and six month periods ended March 31, 2007, the Company recorded patents and trademarks amortization expense of $19,953 and $39,702 respectively (2006 - $20,555 and $38,734).

5. Property and equipment

March 31, 2007	Cost	Accumulated Amortization	Net Book Value
Building under construction	$ 5,237,583	$ -	$ 5,237,583
Land	490,812	-	490,812
Lab equipment	436,524	84,282	352,242
Computer hardware	389,459	106,669	282,790
Furniture and equipment	380,940	130,603	250,337
Computer software	306,435	140,775	165,660
Leasehold improvements	96,727	83,781	12,946
Equipment under capital leases	52,434	30,858	21,576
Automobiles	44,788	22,136	22,652
	$ 7,435,702	$ 599,104	$ 6,836,598

September 30, 2006	Cost	Accumulated Amortization	Net Book Value
Building under construction	$ 1,678,281	$ -	$ 1,678,281
Land	467,162	-	467,162
Lab equipment	334,076	53,428	280,648
Computer hardware	355,401	77,042	278,359
Furniture and equipment	349,866	104,543	245,323
Computer software	260,563	95,955	164,608
Leasehold improvements	81,146	53,977	27,169
Equipment under capital leases	52,434	28,461	23,973
Automobiles	44,788	18,139	26,649
	$ 3,623,717	$ 431,545	$ 3,192,172

During the three and six month periods ended March 31, 2007, the Company recorded property and equipment amortization expense of $77,200 and $166,745 respectively (2006 - $44,455 and $90,416).

6. Prepaid intra-group tax asset

During the 2006 fiscal year, international rights and proprietary knowledge were transferred to a foreign subsidiary resulting in prepayment of income taxes in the jurisdiction of the transferor. This prepaid intra-group tax asset will be expensed over the 12.9 year useful life of the transferred asset. During the three and six month period ended March 31, 2007, the Company has recognized $51,833 and $103,666 (2006 - $Nil and $Nil) of this expense.

7. Financing facilities

At March 31, the Company had a demand operating line of credit up to a maximum of $15,000,000 based on margining of accounts receivable and inventory. Inventory had a maximum limit of $5 million or 50% of inventory, whichever was lower. Interest under the operating line facility was based on the Royal Bank of Canada prime rate plus 0.5% per annum. The collateral security lodged by the Company to support the operating line of credit was a General Security Agreement constituting first ranking security interest in all personal property of the Company.

In addition, the Company was finalizing the conditions precedent to a $619,000 letter of guarantee facility and a $4,680,000 interim mortgage loan facility to finance the construction of its new headquarters and research centre on land held under capital lease which provides a purchase option in 2015. The amount of interim financing was limited to 75% of the appraisal value of the building and would have been available after the Company had made $3,820,000 of approved construction expenditures. The interim facility would have beared interest at the Royal Bank of Canada prime rate plus 1.00% per annum. The interim financing would have been termed into a mortgage loan the earlier of when the construction loan reached $4,680,000 or 75% of the appraised value of the building, or June 30, 2007. The mortgage facility would have beared interest at the Royal Bank of Canada prime rate plus 0.675%; the interest rate also could have been also be fixed by the Company. The collateral security lodged by the Company to support the interim mortgage loan facility was a General Security Agreement constituting a first ranking security interest in all personal property of the Company and a Mortgage of Lease Agreement constituting a first fixed charge on the Company's leasehold improvements on the subleased land. During the 2006 fiscal year, two irrevocable standby letters of credit were issued under the interim mortgage loan facility in the amount of $124,000 and $495,600. The letters of credit will remain in effect respectively until December 31, 2007 and December 1, 2008.

Subsequent to March 31, 2007, the Company entered into new financing arrangements (see Note 23), replacing the existing financing facilities.

8. Customer deposits on product shipped with right-of-return

The Company received customer deposits totalling $17,416,142 (2006 - $1,773,559) for product shipped with right-of-return. At March 31, 2007, one customer represented $13,328,407 or 76.5% (September 30, 2006 – two customers represented $1,503,689 or 84.78%) of the total customer deposits. If the risk of product return is substantially eliminated, the revenue from the product shipment is recognized and liability for the customer deposit is eliminated. If the product is returned, the customer is entitled to a refund of the deposit. There is no certainty on the amount of deposits that will be recognized as revenue or require refund.

8. Customer deposits on product shipped with right-of-return (cont'd)

Subsequent to March 31, 2007, the Company refunded $5.8 million of customer deposits and has refunds remaining of approximately $5.0 million. Extended refund payment terms are under negotiation with the customer. Additional returns have been authorized but have not been received which will require a refund of approximately $0.9 million.

9. Obligations under capital leases

The following is a schedule by fiscal year of future minimum lease payments together with the balance of the obligations under capital leases:

2007	$ 5,527
2008	2,897
2009	1,736
2010	215
2011 and thereafter	1,155,250
Total minimum lease payments	1,165,625
Less: amounts representing interest at an imputed rate of 10%	665,574
Balance of obligations under capital leases	500,051
Less: current portion	6,468
Long term balance of obligations under capital leases	$ 493,583

10. Deferred revenue

Deferred revenue at March 31, 2007 consists of deposits totalling $180,000 (2006 - $150,000) received from two customers. These deposits require a guaranteed volume of inventory to be available to these customers at any given time. These deposits will be recognized as revenue when the customers draw the inventory.

11. Share capital

Authorized:
Unlimited number of Class A voting common shares
Unlimited number of Class P preferred shares, voting rights to be determined prior to first issue

Issued and outstanding:

Class A common shares:	Shares	Amount
Balance, September 30, 2005	101,188,171	$ 21,936,227
Exercise of options	1,585,169	331,041
Recognition of fair value of options exercised	-	165,838
Balance, September 30, 2006	102,773,340	$ 22,433,106
Exercise of options	777,666	203,070
Recognition of fair value of options exercised	-	127,922
Balance March 31, 2007	103,551,006	$ 22,764,098

Stock options

The Company has adopted a stock option plan that permits the Board of Directors to grant to employees, officers and directors options to purchase from Treasury up to 22,170,442 common shares.

As at March 31, 2007 there are 14,092,935 (September 30, 2006 – 14,770,601) stock options outstanding, which are exercisable at prices ranging from $0.15 to $4.32 and expire between May 5, 2008 and December 14, 2011. A summary of the status of the Company's stock options for the period presented and changes during the periods ended on those dates are as follows:

March 31, 2007	Stock Options	Weighted Average Exercise Price
Outstanding, beginning of year	14,770,601	$ 1.26
Granted	100,000	2.98
Exercised	(777,666)	0.26
Outstanding, end of period	14,092,935	$ 1.32
Exercisable, end of period	10,836,935	$ 0.85

CV Technologies Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)

11. Share capital (cont'd)

Stock options (cont'd)

September 30, 2006	Stock Options	Weighted Average Exercise Price
Outstanding, beginning of year	16,180,770	$ 1.11
Granted	80,000	3.98
Granted subject to shareholder approval	255,000	3.45
Forfeited/cancelled	(160,000)	1.26
Exercised	(1,585,169)	0.21
Outstanding, end of year	14,770,601	$ 1.26
Exercisable, end of year	10,731,601	$ 0.64

The stock options granted after October 1, 2002 and before March 3, 2005 fully vested as of March 31, 2005. All stock options granted on or after March 3, 2005 vest at 20% per year over five years.

The following table summarizes information about the stock options outstanding at March 31, 2007:

Exercise Price	Number Outstanding	Remaining Contractual Life (years)	Number Exercisable
$ 0.15	4,172,492	1.10	4,172,492
0.20	20,000	1.22	20,000
0.25	33,000	1.51	33,000
0.50	250,000	2.22	250,000
0.57	143,000	2.34	143,000
0.71	813,916	1.78	813,936
0.74	3,600,527	2.11	3,600,527
2.62	250,000	3.30	50,000
2.84	4,395,000	3.93	1,742,000
2.98	100,000	4.71	-
3.29	200,000	4.19	-
3.42	10,000	3.92	2,000
4.04	55,000	4.44	-
4.32	50,000	3.66	10,000
	14,092,935		10,836,935

CV Technologies Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)

12. Contributed surplus

For stock options granted after October 1, 2004, the Company records compensation expense using the fair value method. Fair values are determined using the Black–Scholes option pricing model. Compensation costs are recognized over the vesting period as an increase to stock based compensation expense and contributed surplus. When options are subsequently exercised, the fair value of such options in contributed surplus is credited to share capital.

During the period, contributed surplus has changed as follows:

	6 month period ended March 31, 2007	Year ended September 30, 2006
Balance, beginning of period	$ 6,469,885	$ 3,921,586
Stock-based compensation recognition of fair value of stock options granted to:		
- Employees, officers and directors	1,188,252	2,653,024
- Non-employees	56,660	61,113
Recognition of fair value of stock options exercised	(127,922)	(165,838)
Balance, end of period	$ 7,586,875	$ 6,469,885

Stock based compensation expense is the fair value of granted options, expensed over the estimated life of the option. The fair value of granted options is calculated using the Black-Scholes option pricing model. No options were issued in the three month period ended March 31, 2007. The following table summarizes the assumptions used to calculate the fair value:

	Six month period ended March 31, 2007	Year end September 30, 2006
Total options granted	100,000	335,000
Weighted average exercise price	$2.98	$3.58
Weighted average risk-free interest rate	3.86%	4.14%
Weighted average expected life	5 years	5 years
Weighted average vesting period	5 years	5 years
Weighted average volatility	106.96%	111.52%
Weighted average dividend yield	-	-
Weighted average fair value	$2.35	$2.89

13. (Loss) earnings per share

The following table sets forth the computation of basic and diluted earnings per share for the quarter ended:

	Three month period ended March 31		Six month period ended March 31	
	2007	2006	2007	2006
Numerator for basic (loss) earnings per share	$ (3,295,736)	$ (987,440)	$(6,879,873)	$ 5,403,176
Denominator: Weighted average common shares	103,546,945	101,982,784	103,372,020	101,585,837
Dilutive effect of stock options	-	10,258,030	-	10,979,639
Denominator for diluted (loss) earnings per share	103,546,945	112,240,814	103,372,020	112,565,476
(Loss) earnings per share				
- Basic	$ (0.03)	$ 0.01	$ (0.07)	$ 0.05
- Diluted	$ (0.03)	$ 0.01	$ (0.07)	$ 0.05

14. Supplemental cash flow information

	March 31, 2007	September 30, 2006
Cash consist of:		
Balances with banks	$ 12,307,375	$ 8,209,878
Cheques in transit	(876,425)	(296,597)
	$ 11,430,950	$ 7,913,281
Interest paid	$ 54,720	$ 60,626
Non-cash financing and investing activities:		
Increase of assets under capital leases	$ 23,650	$ 467,162

15. Related party transactions

During the fiscal year ended September 30, 2006, the Company paid $14,914 in supplemental study fees on behalf of Vet Ex Inc. As at September 30, 2006, 60% of this transaction has been eliminated through proportionate consolidation and the remaining balance is included in accounts receivable. There are no transactions with Vet Ex Inc. for the six month period ended March 31, 2007.

16. Income taxes

Scientific research and experimental development (SR & ED)

The Company has fully utilized the Scientific Research and Experimental Development pool (2006 - $1,617,172) and non-refundable SR & ED investment tax credits (2006 - $706,277) in computing taxable income for the previous year. The benefit of investment tax credits arising from the SR & ED claim for 2005 has not been recognized.

Non-capital loss

The Company has $11,840,799 of non-capital losses available which can be carried forward. $11,808,292 of this benefit has not been recognized in these financial statements; the tax affected value of these losses is $1,424,256. These losses are available to reduce income taxes in future years and if not utilized, will expire between 2014 and 2027.

Income tax expense reconciliation

Income tax expense differs from the amount computed by applying the statutory provincial and federal income tax rates to the respective years' earnings before income taxes. These differences result from the following items:

	Three month period ended March 31		Six month period ended March 31	
	2007	2006	2007	2006
Expected income tax (recovery) expense at 33.72% (2006–34.17%)	$ (715,774)	$713,231	$ (965,633)	$ 3,263,257
Increase (decease) resulting from:				
Non-deductible items	116,797	327,672	229,710	523,937
SR&ED adjustments	-	74,268		248,849
R&D adjustment	(4,347)	(13,219)	(8,695)	74,907
Other items	10,422	(2,089)	16,486	25,088
Intra-group transaction expense	51,833	-	103,667	-
Income tax rate adjustment	(41)	-	247	10,849
Jurisdictional rate differential on foreign subsidiaries	3,571,932	-	2,499,970	-
Foreign currency translation adjustment	(242,355)	-	111,649	-
Jurisdictional rate differential on intercompany profit elimination	(3,039,686)	-	604,535	-
Change in valuation allowance	1,424,256	-	1,424,256	-
Income tax expense	$ 1,173,037	$ 1,099,863	$ 4,016,192	$ 4,146,887

16. Income taxes (cont'd)

Temporary differences

Future income tax assets and liabilities are recognized for temporary differences between the carrying amount of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future tax years that are likely to be realized.

The tax effects of deductible temporary differences that give rise to the Company's future tax assets are as follows:

	March 31, 2007	September 30, 2006
Current assets		
Share issue costs	$ 1,959	$ 3,906
Reserves	4,182	4,828
Intercompany profit elimination	728,259	507,893
Deferred revenue with risk of return	743,430	475,201
Non-capital losses carried forward	1,438,456	9,762
	2,916,286	1,001,590
Current liabilities		
Investment tax credits applied	-	(237,347)
Non-current liabilities		
Capital and other assets	(81,482)	(112,800)
Less: valuation allowance	(1,424,256)	-
Net future tax asset	$ 1,410,548	$ 651,443

A valuation allowance is recognized to the extent that recoverability of future tax assets is not considered more likely than not.

17. Foreign currency translation adjustment

The foreign currency translation adjustment represents net gains or losses on the translation of the net assets and liabilities of integrated foreign operations.

18. Segmented information

Geographic information

Revenue

	Three month period ended March 31		Six month period ended March 31	
	2007	2006	2007	2006
Canada	$ 7,482,714	$ 10,872,741	$ 29,673,848	$ 29,812,462
United States	366,967	2,103	790,513	2,241
Other	-	40,122	-	40,537
	$ 7,849,681	$ 10,914,966	$ 30,464,361	$ 29,855,240

Property, equipment, patents and trademarks

	Period ended March 31		Period ended September 30	
	2007	2006	2006	2005
Canada	$ 6,911,696	$ 1,690,139	$ 3,290,963	$ 1,395,467
United States	1,154	-	-	-
Other	755,240	-	774,939	-
	$ 7,668,090	$ 1,690,139	$ 4,065,902	$ 1,395,467

Significant customers

During the three month period ended March 31, 2007, four (2006 - four) major customers accounted for $4,678,949 or 56.9% (2006 - $7,485,022 or 68.6%) of the Company's product sales.

During the six month period ended March 31, 2007, four (2006 – four) major customers accounted for $19,961,206 or 65.5% (2006 - $19,626,621 or 65.7%) of the Company's product sales.

19. Commitments

a) The Company has entered into operating lease agreements for premises in Edmonton, Alberta, Canada; Toronto, Ontario, Canada; Zug, Switzerland and Chicago, USA. These leases expire at various dates ranging from May 31, 2007 to September 30, 2010, and for which minimum lease payments total $1,008,033.

The following is a schedule by fiscal year of future minimum lease payments:

2007	$ 232,761
2008	371,088
2009	284,183
2010	120,000
Total minimum lease payments	$ 1,008,032

b) The Company has entered into contractual obligations related to future advertising and marketing expenditures.

The following is a schedule by fiscal year of future payments associated with these contracts:

2007	$ 489,719
2008	1,392,428
2009	230,920
	$ 2,113,067

c) The Company has entered into contractual obligations for the construction of the new headquarters and research centre in Edmonton, Alberta, Canada. Estimated total project costs are $9.5 million with $5,237,762 incurred to date. Project completion is scheduled for the summer of 2007.

20. Cyclical nature of business

The Company's lead product's sales are greater in the first, second and fourth quarters of the fiscal year.

21. Joint venture

On October 29, 2002 the Company entered into a joint venture with Centaur Pharmaceuticals, a private company, in the creation of Vet Ex Inc. The joint venture, in which the Company holds a 60% interest, has licensed the veterinary rights for the Company's nutraceutical products and ChemBioPrint technology. On June 22, 2006, the Company submitted 90 days written notice of termination of the Joint Venture Agreement. On February 13, 2007 the status of the joint venture became inactive.

The Company has recorded its interest in Vet Ex Inc. using the proportionate consolidation method. The following table summarizes the Company's share of the assets, liabilities, revenue, expenses and cash flows of Vet Ex Inc. included in these consolidated financial statements.

21. Joint venture (cont'd)

	March 31, 2007	September 30, 2006
Assets		
Cash and cash equivalents	$ 22,471	$ 22,480
Liabilities		
Accounts payable and accruals	$ 77	$ 77

Product sales, expenses and cash flows for the:	Three month period ended March 31		Six month period ended March 31	
	2007	2006	2007	2006
Expenses				
Research and development	$ -	$ 8,948	$ -	$ 8,948
Interest and bank charges	12	9	21	18
Net (loss) earnings	$ (12)	$ (8,957)	$ (21)	$ (8,966)
Cash flows				
Cash flows from operating activities	$ (12)	$ (9)	$ (21)	$ (18)

22. Comparative figures

Certain prior year figures have been reclassified to conform to current period's presentation.

23. Subsequent events

Stock options

On May 10, 2007, 3,500,000 stock options from the March 3, 2005 grant were voluntarily forfeited. In the three month period ending June 30, 2007, the forfeiture of these stock options will result in the recovery of $3,578,458 of stock-based compensation expense previously recognized.

23. Subsequent events (cont'd)

Business development

On April 19, 2007, the Alberta Securities Commission (ASC) issued an Interim Cease Trade Order (ICTO) halting trading of the Company's securities for 15 days. The action followed the Company's April 11, 2007 announcement that it was voluntarily planning to restate its consolidated financial statements for the year ended September 30, 2006, as well as its interim consolidated financial statements for the first quarter of fiscal year 2007 due to revenue recognition in the U.S. market. The Company, under the guidance of the Board of Directors decided to correct the Company's revenue as it relates to the entry into new markets or introduction of new products where there is a right of return. The Company has corrected the application of this policy because of the difficulty in estimating consumer uptake and the risk of product return by retailers when entering new markets or introducing new products. The ICTO would have expired May 4, 2007 but was extended as discussed below.

On May 2, 2007, the ASC issued a Consent Order extending the Interim Cease Trade Order of April 19, 2007 until the earlier of the satisfaction of the conditions set forth below and June 15, 2007.

The conditions set forth in the Consent Order include that:

(i) All deficiencies, inconsistencies and omissions in the Company's previously delivered Financial Statements have been corrected by filing revised or amended Financial Statements pursuant to Part 4 of National Instrument 51-102 Continuous Disclosure Obligations ("NI 51-102") that are in accordance with acceptable accounting principles as required by section 3.1 of National Instrument 52-107 Acceptable Accounting Principles, Auditing Standards and Reporting Currency;

(ii) The Company has issued a press release pursuant to Part 11 of NI 51-102 explaining the reasons for requiring revised or amended Financial Statements;

(iii) The Company is not in default of any other filing requirements under the Securities Act (Alberta); and

(iv) The staff of the ASC has confirmed in writing that CV Technologies Inc. has satisfied the three foregoing conditions.

If all four conditions are not satisfied by June 15, 2007, CVQ and Staff of the ASC are directed to appear before the ASC for further advice and direction.

The Company was subject to a similar Temporary Order of the Ontario Securities Commission (OSC) dated April 23, 2007, which ceases all trading in and all acquisitions of the securities of the Company, whether direct or indirect, for a period of 15 days from April 23, 2007. A hearing before the OSC in respect of the Temporary Order was held on May 4, 2007.

On May 7, 2007, the OSC implemented an Order which has the effect of continuing the foregoing cease trade for an indefinite period. Staff of the OSC have confirmed to the Company that as the ASC is the principal regulator of the Company in accordance with CSA Staff Notice 51-312 Harmonized Continuous Disclosure Review Program ("CSA Staff Notice 51-312"), it is the intention of Staff of the OSC to apply the principles described in CSA Staff Notice 51-312 for the purposes of assessing the satisfaction of the Company's voluntary plan to restate its consolidated financial statements for the year ended September 30, 2006, as well as its interim consolidated financial statements for the first quarter of fiscal 2007.

23. Subsequent events (cont'd)

Business development (cont'd)

The Company was also subject to a Cease Trade Order of the British Columbia Securities Commission (BCSC) dated May 24, 2007, which ceases all trading in and all acquisitions of the securities of the Company, whether direct or indirect, until:

(i) The Company files an interim financial statement and for the financial period ended March 31, 2007 and a Form 51-102F1 Management's Discussion and Analysis for the financial period ended March 31, 2007.

(ii) The Executive Director makes an order under section 164 of the Securities Act revoking this cease trade order.

Financing facilities

On June 13, 2007, the Company replaced its existing financing arrangement with a new arrangement granting the Company a demand operating line of credit up to a maximum of $10,000,000. The demand operating line of credit is based on 75% of accounts receivable plus 50% of finished goods inventory for the period of September to February or 65% of finished goods inventory for the period of March to August. Inventory has a maximum limit of $6.0 million. As part of the operating line facility the Company has the ability to issue up to $1 million of letters of guarantees. Interest under the operating line facility is based on the Bank of Canada prime rate or Bankers' Acceptance rate plus 1.5% per annum.

In addition, the new financing arrangement offers a three year term financing for the construction of the new headquarters and research centre on land held under a capital lease. The amount of term financing will be based on 65% of the revised appraised value of the building or 65% of the cost of the building, whichever is lower. The interim facility will bear interest at the Bank of Canada rate plus 0.75% per annum; the interest rate can also be fixed by the Company.

The collateral security lodged by the Company to support both financing facilities is a General Security Agreement constituting a first ranking security interest in all personal property of the Company, a Collateral Mortgage constituting a first fixed charge on the Company's headquarters and research centre on the subleased land and a guarantee provided by an insider of the Company, secured by common shares.

System for Electronic Document Analysis and Retrieval

Project Detail for Project #: (01118991)

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

Other Issuer Cover Page

Project #: 01118991

Filing Type: Interim Financial Statements

Issuer Name: 00010701 CV Technologies Inc.

Filing Subscriber Name: Blake, Cassels & Graydon LLP - Calgary

Financial Period Ended: 03/31/2007

Financial Period Date Relates to: 2nd quarter (6 mos.) ended

CD Rule : National Instrument 51-102

Subscriber Information

Contact

Contact: Ainsley Rice (N. Chernenkoff)

Tel: (403)260-9781 **Ext:**
Fax: (403)260-9700

Email ID: ainsley.rice@blakes.com

Subscriber

Company Name: Blake, Cassels & Graydon LLP - Calgary

User Name:

Userid: bcgf0330

Recipient Agencies List

Recipient Agencies	Principal
British Columbia	

System for Electronic Document Analysis and Retrieval

Project Detail for Project #: (01118991)

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

Recipient Agencies List (continued)

Recipient Agencies	Principal
Alberta (ASC)	X
Ontario	

Status List

Recipient Agencies	Status	Date / Time
British Columbia	Filed with SEDAR	06/14/2007 18:24:56
Alberta (ASC)	Filed with SEDAR	06/14/2007 18:24:56
Ontario	Filed with SEDAR	06/14/2007 18:24:56

Submission List

Submission #	Submission Type	Date / Time
00000001	Interim Financial Statements	06/14/2007 18:24:56
00000002	Interim Financial Statements	06/14/2007 18:49:19
00000003	Interim Financial Statements	06/15/2007 15:24:43

Document List

Interim financial statements (amended)- English

Access Public
Submission # 00000003
Client File Name C:\A-SEDAR\CVT\Financials-Q2-Amendment2.pdf

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

CV TECHNOLOGIES INC.

NEWS RELEASE

CV TECHNOLOGIES CONFIRMS INTERIM CEASE TRADING ORDER EXTENSION BY THE ALBERTA SECURITIES COMMISSION AND CORRECTION TO SEGMENTED COMPARATIVE REVENUE

For Release: Immediately

EDMONTON, AB (June 15, 2007). CV Technologies Inc. (TSX:CVQ) today confirms that it has entered into an additional Consent Order with the Alberta Securities Commission (the "ASC").

On June 14, 2007, the Company issued restatements of its previously reported consolidated financial statements for the year ended September 30, 2006 and interim consolidated financial statements for the three month period ended December 31, 2006. The Company also released the interim consolidated financial statements for the three month period ended March 31, 2007. These documents are now in the hands of the Alberta Securities Commission for review.

The Commission has issued an additional Consent Order (the "Interim Order"), directing that all trading continue to cease in respect of the securities of CVQ until the earlier of the satisfaction of the conditions set forth in the Consent Order and July 16, 2007. The Company will work diligently to advance this process more quickly, if possible.

Following the lifting of the Cease Trade Order from the ASC, the Company will request the Ontario Securities Commission and the B.C. Securities Commission to do so as well.

Q2 Financial Disclosure:

The Company has corrected Note 18, Segmented information, to the interim consolidated financial statements for the period ended March 31, 2007. This correction reflects a reclassification of the fiscal 2006 comparative revenue. The MD&A, Consolidated Statements of Loss, Consolidated Statements of Deficit, Consolidated Balance Sheets and Consolidated Statements of Cash Flows were unchanged. The corrected note is as follows.

Note 18. Segmented revenue

	Three month period ended March 31		Six month period ended March 31	
	2007	2006	2007	2006
Canada	$ 7,482,714	$ 10,872,741	$ 29,673,848	$ 29,812,462
United States	366,967	2,103	790,513	2,241
Other	-	40,122	-	40,537
	$ 7,849,681	$ 10,914,966	$ 30,464,361	$ 29,855,240

ABOUT CV TECHNOLOGIES INC.

CV Technologies, founded in 1992, is a global leader in the development and commercialization of naturally derived, evidence based, natural therapeutics for disease prevention and health maintenance. The Company's lead product - COLD-fX - strengthens the immune system and is widely used in Canada as a leading over the counter (OTC) remedy for preventing and relieving cold and flu infections. A comprehensive treatment claim approved by Health Canada for COLD-fX states that it "helps reduce the frequency, severity and duration of cold and flu symptoms by boosting the immune system." Such therapeutic claims require support by randomized, double-blinded, placebo-controlled clinical trials which are the highest level of scientific evidence. COLD-fX, with its unique and patented mechanism of action is standardized according to the Company's ChemBioPrint (CBP) process. The CBP process precisely identifies the chemical profile and biological activity of multi-active compounds in evidence-based natural therapeutics, while providing a manufacturing protocol that ensures each batch of the final product delivers verifiable and provable health benefits. International manufacturing, marketing, patents and trademarks are held by fX Life Sciences International GmbH. COLD-fX is distributed and sold in the U.S. by COLD-fX Pharmaceuticals (USA) Inc. after receiving clearance from the FDA as a New Dietary Ingredient. Both companies are wholly-owned subsidiaries of CV Technologies Inc. fX Life Sciences International GmbH and COLD-fX Pharmaceuticals (USA) Inc. maintain a call center for product information: 1-877-490-3300.

MEDIA CONTACT:

Warren Michaels
Vice President, Media Relations
CV Technologies Inc.
1-780-432-0022
warren.michaels@cvtechnologies.com

INVESTOR CONTACT:

Jane Tulloch
Director, Investor Relations
CV Technologies Inc.
1-780-577-3724
jane.tulloch@cvtechnologies.com

www.cvtechnologies.com
www.coldfx.com

This news release contains forward-looking statements that are subject to risks and uncertainties that may cause actual results or events to differ materially from the results or events predicted in this release, including those comments related to the timely removal of the Cease Trade Orders. Although we believe that the forward-looking statements contained herein are reasonable, we can give no assurance that our expectations are correct and that the results, performance or achievements expressed in, or implied by, forward-looking statements within this disclosure will occur, or if they do, that any benefits may be derived from them. All forward-looking statements are expressly qualified in their entirety by this cautionary statement. For a more in-depth account of risks and uncertainties, please refer to documents filed with the Canadian securities regulatory authorities through the System for Electronic Document Analysis and Retrieval (SEDAR). Subject to its obligations under applicable law, the Company assumes no duty to update this disclosure. The Company is a 12g3-2(b) SEC registrant.

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

GLOBAL CORPORATE COMPLIANCE INC

850, 505 – 3 St. SW, Calgary, Alberta T2P 3E6
Phone (403) 216-8450 Fax (403) 216-8459
email: sedar@globalcci.com

DATE: June 19, 2007

CV Technologies Inc.
Attention: Gordon Brown and Jane Tulloch
Email: Gordon.brown@cvtechnologies.com; Jane.Tulloch@cvtechnologies.com

CONFIRMATION OF SEDAR FILING

PROJECT NO.	01119844
FILING TYPE	News releases
ISSUER NAME	CV Technologies Inc.
RECIPIENT AGENCIES	BC Securities Commission AB Securities Commission ON Securities Commission
DOCUMENT TYPE	News release
FEES PAID	N/A
DATE FILED	June 18,2007

Please keep this confirmation of submission to SEDAR as part of your Securities Commission's compliance records.

END